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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

RAVEN MOUNT GROUP PLC
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

United Kingdom
(Jurisdiction of Subject Company's Incorporation or Organization)

Raven Russia Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares, par value £0.001
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Anton Bilton
21 Knightsbridge
London, SW1X 7LY
United Kingdom
Phone: 020 7235 0422
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 9, 2009
(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
A	Recommended Offer by Raven Russia Limited for the entire issued and to be issued share capital of Raven Mount Group Plc, together with the Appendices thereto.
B	Form of Acceptance to Recommend Offer by Raven Russia Limited
C	Equivalent Information Document

(b) Not Applicable

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the document[s] filed as Exhibit[s] [A - C].

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

An irrevocable consent and power of attorney on Form F-X is being filed with the Commission by Raven Russia Limited concurrently with the filing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Colin Smith, Director

(Name and Title)

April 9, 2009

(Date)

KL2 2597422.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt about the Offer or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your Raven Mount Shares (other than pursuant to the Offer), please send this document and the accompanying documents, but not any personalised Form of Acceptance, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom you sell or have sold or transferred your shares for delivery to the purchaser or transferee. This document and any accompanying documents should not, however, be sent or transmitted in, or into, any Prohibited Territory. If you sell or have sold or otherwise transferred only part of your holding of Raven Mount Shares, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately.

A letter of recommendation from the Independent Raven Mount Board Committee is set out in Part I of this document explaining why the Independent Raven Mount Board Committee is unanimously recommending acceptance of the Offer. The procedure for acceptance is set out in paragraph 17 of the letter from the Chairman of Raven Russia contained in Part II of this document and (in the case of certificated Raven Mount Shares) in the accompanying Form of Acceptance. In the case of holders of certificated Raven Mount Shares, a reply-paid envelope for use within the UK is enclosed for your convenience.

This document should be read in conjunction with the accompanying Form of Acceptance (if you hold your Raven Mount Shares in certificated form) and with the Prospectus Equivalent Document. **To accept the Offer, if you hold your Raven Mount Shares in certificated form (that is, not in CREST), the accompanying Form of Acceptance should be completed and returned as soon as possible and in any event so as to be received by post or (during normal business hours only) by hand to the Receiving Agent no later than 1.00 p.m. on 8 May 2009. If you hold your Raven Mount Shares in uncertificated form (that is, in CREST), you should read paragraph 17.2 of the letter from the Chairman of Raven Russia in Part II of this document and Part 4 of Appendix 1 to this document and follow the procedure for electronic acceptance through CREST so that the TTE Instruction settles no later than 1.00 p.m. on 8 May 2009. If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE Instruction to Euroclear.**

Recommended Offer

by

Raven Russia Limited

to acquire the entire issued and to be issued share capital of

Raven Mount Group plc

Numis Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority for the conduct of investment business, is acting exclusively for Raven Russia and no one else in connection with the Offer, and accordingly, will not be responsible to anyone other than Raven Russia for providing the protections afforded to clients of Numis Securities Limited, or for providing advice in relation to the Offer or any matter referred to in this document. No representation or warranty, express or implied, is made by Numis Securities Limited as to any of the contents of this document (without limiting the statutory rights of any person to whom this document is issued).

Oriel Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority for the conduct of investment business, is acting exclusively for Raven Mount and no one else in connection with the Offer, and accordingly, will not be responsible to anyone other than Raven Mount for providing the protections afforded to clients of Oriel Securities Limited, or for providing advice in relation to the Offer or any matter referred to in this document. No representation or warranty, express or implied, is made by Oriel Securities Limited as to any of the contents of this document (without limiting the statutory rights of any person to whom this document is issued).

The Preference Shares and Warrants (and the New Preference Shares and the New Warrants) have not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offer or the accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

The Offer relates to the securities of a non-US company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for a U.S. Person to enforce their rights and any claim they may have arising under the federal securities laws of the United States, since the Offeror is not located in the United States, and some or all of the Offeror's officers and directors may be residents of a country other than the United States. U.S. Persons may not be able to sue the Offeror or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This document does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or to subscribe for the New Preference Shares or the New Warrants in any jurisdiction in which such an offer or solicitation is unlawful and this document is not for distribution in or into any Prohibited Territory. The New Preference Shares and the New Warrants have not been and will not be registered under the United States Securities Act of 1933 (as amended) or the United States Investment Company Act 1940 (as amended) or under the applicable securities laws of any other Prohibited Territory and, unless an exemption under such acts or laws is available, may not be offered for sale or subscription or sold or subscribed directly or indirectly within any Prohibited Territory for the account or benefit of any national, resident or citizen of any Prohibited Territory. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, internet, email, telex or telephone) of interstate or foreign commerce of, or any facility of a national state or other securities exchange of, the Prohibited Territories and subject to certain exceptions cannot be accepted by any such use, means, instrumentality or facility or from within the Prohibited Territories. Accordingly, copies of this document are not being and must not be mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving this document (including, without limitation, custodians, nominees and trustees) should not distribute, mail or send it in or into or from the Prohibited Territories or use such mails or any such means, instrumentality or facility for any purpose directly or indirectly in connection with the Offer, and so doing may invalidate any related purported acceptance of the Offer.

Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council take any responsibility for the financial soundness of the Raven Russia Limited or the correctness of any of the statements made or opinions expressed with regard to it.

Raven Russia Limited is registered in Guernsey and authorised by the Guernsey Financial Services Commission under Section 8 of the Protection of Investors (Bailiwick of Guernsey) Law 1987.

Any person (including nominees, trustees and custodians) who would, or otherwise intends to, forward this document, the Prospectus Equivalent Document, the Form of Acceptance and/or any accompanying document to any jurisdiction outside the United Kingdom should read paragraph 6 of Part 2 of Appendix 1 to this document before taking any action.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "**interested**" (directly or indirectly) in one per cent. or more of any class of "**relevant securities**" of Raven Russia or of Raven Mount, all "**dealings**" in any "**relevant securities**" of Raven Mount or Raven Russia (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes or is declared unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "**offer period**" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "**interest**" in "**relevant securities**" of Raven Russia or of Raven Mount, they will deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "**dealings**" in "**relevant securities**" of Raven Russia or of Raven Mount, by Raven Russia or Raven Mount, or by any of their respective "**associates**", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "**relevant securities**" "**dealings**" should be disclosed, and the number of securities in issue, can be found on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*.

"**Interests in securities**" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "**interest**" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "**dealing**" under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at *www.thetakeoverpanel.org.uk* or contact the Panel on telephone number +44 (0)207 638 0129; fax number +44 (0)207 236 7013.

This document may contain "forward-looking statements" concerning the Raven Mount Group and the Raven Russia Group. Generally, the words "anticipate", "believe", "estimate", "expect", "forecast", "intend", "may", "plan", "project", "should" and similar expressions identify forward-looking statements. Such statements reflect the relevant company's current views with respect to future events and are subject to risks and uncertainties that could cause the actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as changes in general economic and business conditions, changes in currency exchange rates and interest rates, lack of acceptance of new exchange rates and interest rates, introduction of competing products or services, lack of acceptance of new products or services, changes in business strategy and the behaviour of other market participants and therefore undue reliance should not be placed on such statements. Neither Raven Mount nor Raven Russia intends or assumes any obligation to update these forward-looking statements other than as required by law.

TO ACCEPT THE OFFER

1. If you do not hold your Raven Mount Shares in CREST, complete the Form of Acceptance in accordance with paragraph 17.1 of the letter from the Chairman of Raven Russia set out in Part II of this document. Return the completed Form of Acceptance (along with any appropriate documents of title) using the enclosed first class reply paid envelope as soon as possible and, in any event, so as to be received by 1.00 p.m. (London time) on the First Closing Date.
2. If you hold your Raven Mount Shares in CREST, you should follow the procedure set out in paragraph 17.2 of the letter from the Chairman of Raven Russia set out in Part II of this document.

If you are in any doubt as to the procedure for acceptance, please contact the Receiving Agent, Capita Registrars, on 0871 664 0321 or, if telephoning from outside the UK, on +44 20 8639 3399. Calls to Capita Registrars 0871 664 0321 number are charged at 10 pence per minute (including VAT) plus any of your service provider's network extras. Calls to the Capita Registrars +44 20 8639 3399 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Capita Registrars cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

THE FIRST CLOSING DATE OF THE OFFER IS 1.00 P.M. LONDON TIME ON 8 MAY 2009

CONTENTS

PART 1

LETTER FROM THE INDEPENDENT RAVEN MOUNT BOARD COMMITTEE

Raven Mount Group plc

(a company incorporated in England and Wales with company registration number 6626216)

Directors of the Independent Raven Mount Board Committee:
Bimaljit Singh Sandhu *(Chief Executive)*
Mark Adrian Kirkland *(Finance Director)*
James Balfour Hyslop *(Non-Executive)*
Rory Patrick Macnamara *(Non-Executive)*
Robert Thomas Ernest Ware *(Non-Executive)*

Registered Office:
21 Knightsbridge
London
SW1X 7LY

17 April 2009

To Raven Mount Shareholders and, for information only, to holders of options over Raven Mount Shares

Dear Sir or Madam,

RECOMMENDED OFFER FOR RAVEN MOUNT BY RAVEN RUSSIA

1. INTRODUCTION

On 31 March 2009, the Independent Raven Russia Board Committee and the Independent Raven Mount Board Committee announced that they had reached agreement on the terms of a recommended offer by Raven Russia for the entire issued and to be issued share capital of Raven Mount.

The purpose of this letter is to explain the background to and reasons for recommending the Offer and why the Independent Raven Mount Board Committee, which comprises the directors of Raven Mount with the exception of Anton Bilton and Glyn Hirsch (both of whom are also directors of Raven Russia), considers the terms of the Offer to be fair and reasonable and why it unanimously recommends that Raven Mount Shareholders accept the Offer as the members of the Independent Raven Mount Board Committee have irrevocably undertaken to do in respect of their holdings of, in aggregate, 13,039,228 Raven Mount Shares representing approximately 12 per cent. of the existing issued share capital of Raven Mount.

2. SUMMARY OF THE TERMS OF THE OFFER

Raven Russia is offering to acquire, on the terms and subject to the conditions set out in Appendix 1 of this document, the entire issued and to be issued ordinary share capital of Raven Mount on the following basis:

for each Raven Mount Share held **0.525 Units (each Unit comprising 1 Preference Share and 1 Warrant)**

and so in proportion for any Raven Mount Shares held. Fractions of Preference Shares or Warrants will not be issued to Raven Mount Shareholders and any fractional entitlements to Preference Shares or Warrants will be disregarded.

Based on the closing mid price of the Preference Shares and Warrants as at the close of business on 16 April 2009 (being the last practicable day before the date of this document), each Unit is valued at 106.5 pence and hence the terms of the Offer value each existing Raven Mount Share at 55.9 pence and the entire issued share capital of Raven Mount at £61 million.

This represents:

(i) a premium of 173 per cent. to Raven Mount's closing mid price of 20.5 pence as at the close of business on 16 February 2009, the day before the announcement of Raven Russia's intention to make a possible offer (the 2.4 Announcement); and

(ii) a premium of 36 per cent. to Raven Mount's closing mid price of 41 pence as at the close of business on 30 March 2009, the day before the announcement of Raven Russia's firm intention to make the Offer (the 2.5 Announcement).

Details of the trading performance of the Preference Shares and the Warrants between 25 March 2009 (the first day that the Preference Shares and the Warrants were admitted to trading on AIM) and 16 April 2009 (being the last practicable day before the date of this document) are set out in paragraph 6 of Appendix 4 of this document.

The maximum number of New Preference Shares to be issued in connection with the Offer will be 58,309,808. Assuming this number of New Preference Shares is issued and that no further Preference Shares are issued in the period between the date of this document and the date on which the Offer is declared or becomes unconditional, the issued preference share capital of Raven Russia will, immediately following that date, comprise 134,464,808 Preference Shares (excluding the 8.1 million Preference Shares to be issued pursuant to paragraph 6 below). The existing issued ordinary share capital of Raven Russia will remain unchanged as a consequence of the Offer other than the issue of Ordinary Shares upon the exercise of any Warrants.

The Raven Mount Shares will be acquired by Raven Russia fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date on which the Offer becomes or is declared unconditional. Under the terms of the Offer, each Raven Mount Shareholder will forego all rights to any future dividend or undeclared dividends or other returns of capital of Raven Mount.

The Offer extends, subject to the terms and conditions set out in Appendix 1, to any Raven Mount Shares unconditionally allotted or issued on the date the Offer is made and to any further Raven Mount Shares unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as Raven Russia may, subject to the City Code, decide).

3. BACKGROUND TO AND REASONS FOR RECOMMENDING THE OFFER

Following the sale in October 2008 of Raven Mount's 75 per cent. interest in Audley Court Limited and the sale in November 2008 of Raven Russia Property Advisors Limited and Raven Russia Property Management Limited to Raven Russia, Raven Mount's current developments include mainstream property residential schemes at Lewes, Brackley and Sheffield as well as the development of second homes projects through its joint venture in the Cotswolds, The Lakes and potentially, subject to planning, in Grand Bahama.

The Independent Raven Mount Board Committee has considered the current business and strategic options of Raven Mount and believes that the consideration under the Offer, the value of which (based on the issue price of £1.00 for each Unit pursuant to the Placing) was at a significant premium of 156 per cent. to the Raven Mount closing mid price of 20.5 pence on 16 February 2009, being the day before the 2.4 Announcement, provides Raven Mount shareholders with an opportunity for:

- regular dividend payments, through the quoted Preference Share element, at a relatively high yield, fairly reflecting the risks associated with such securities, in the current low interest rate environment;
- participation, through the quoted Warrant element, in any future increase in Raven Russia's share price following the injection of funds provided by the Placing and the Offer, and the financial stability and opportunities that are expected to be created as a result; and
- participation generally in a larger, more liquid company with an exciting strategy and growth potential that has announced its intention to move to the Official List this year.

In arriving at its conclusion to recommend the Offer, the Independent Raven Mount Board Committee has also considered the likely effect of the implementation of the Offer on the business of Raven Mount, and the employees and locations of business of the Raven Mount Group.

4. MANAGEMENT AND EMPLOYEES

The Raven Russia Board has given assurances to the Independent Raven Mount Board Committee that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of the employees of Raven Mount will be fully safeguarded.

5. IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Raven Russia has received irrevocable undertakings and letters of intent from the directors of Raven Mount and certain other Raven Mount Shareholders to accept the Offer. Such irrevocable undertakings and letters of intent are in respect of an aggregate of 78.5 million Raven Mount Shares, representing approximately 72.3 per cent. of the existing issued Raven Mount share capital.

These irrevocable undertakings will continue to be binding in the event of a higher competing offer for Raven Mount and will cease to be binding only if the Offer lapses or is withdrawn.

Further information on the irrevocable undertakings and letters of intent is set out in paragraph 6 of the letter from the Chairman of Raven Russia in Part II of this document.

6. RAVEN MOUNT 2008 SHARE OPTION PLAN AND RAVEN MOUNT 2008 EBT CONTRIBUTION

Raven Mount has granted options over 5,590,000 Raven Mount Shares to certain executives (including Anton Bilton and Glyn Hirsch) under the Raven Mount 2008 Share Option Plan. Subject to the Offer becoming or being declared unconditional in all respects, these executives have agreed to surrender their existing options and enter into arrangements with Raven Mount and Raven Russia such that they will receive the "in the money value" of those options, equal to £1,257,750 (based on the issue price of £1.00 for each Unit pursuant to the Placing), in the form of nil-cost options over 1,257,750 Units which will be issued to the EBT on the Offer becoming or being declared unconditional. Of these Units, Anton Bilton, Bim Sandhu and Glyn Hirsch will each be entitled to nil-cost options over 348,750 Units and Mark Kirkland will be entitled to nil-cost options over 168,750 Units.

The non-executive directors of Raven Mount, who have been so advised by Oriel Securities, consider the terms of these proposals for the Raven Mount 2008 Share Option Plan to be fair and reasonable. In providing advice to the non-executive directors of Raven Mount, Oriel Securities has taken into account the commercial assessments of the non-executive directors of Raven Mount.

On 28 January 2009 and in line with the policy outlined in Raven Mount's AIM admission document dated 31 October 2008, the Remuneration Committee of Raven Mount approved the payment of a contribution for the year ended 31 December 2008 with a value of £8.1 million to the EBT, the beneficiaries of which include the executive directors of Raven Mount, being Anton Bilton, Bim Sandhu, Glyn Hirsch and Mark Kirkland. This contribution has been accrued in Raven Mount's

2008 year end balance sheet and is payable whether or not the Offer becomes or is declared unconditional. Raven Mount and Raven Russia have agreed that, should the Offer become or be declared wholly unconditional, the liability to pay the contribution to the EBT will remain with Raven Mount until immediately after such time, at which point it will be discharged without amendment by Raven Russia through the issue to the EBT of the same consideration and on the same terms as under the Offer, namely by the issue of 8.1 million Units. The trustee of the EBT will then consider allocating the contribution in accordance with the terms of the EBT trust deed.

The non-executive directors of Raven Mount, who have been so advised by Oriel Securities, consider the terms of the settlement of the Raven Mount 2008 EBT Contribution to be fair and reasonable. In providing advice to the non-executive directors of Raven Mount, Oriel Securities has taken into account the commercial assessments of the non-executive directors of Raven Mount.

The Raven Mount 2008 EBT Contribution is also deemed to be a related party transaction under Rule 13 of the AIM Rules for Companies. The non-executive directors of Raven Mount consider, having consulted with Raven Mount's nominated adviser, Shore Capital and Corporate Limited, that the terms of the Raven Mount 2008 EBT Contribution are fair and reasonable insofar as Raven Mount Shareholders are concerned.

7. INFORMATION ON THE RAVEN MOUNT GROUP

The principal activity of the Raven Mount Group and its subsidiaries is property development in the UK and overseas.

The Raven Mount Group's current projects include mainstream property residential schemes at Lewes, Brackley and Sheffield as well as the development of second homes projects through its joint venture in the Cotswolds, The Lakes and potentially, subject to planning, in Grand Bahama.

The Raven Mount Group intends to complete and realise cash from these projects. As at 15 April 2009 Raven Mount had net cash balances of £19.6 million and no debt, excluding debt in joint ventures amounting to £7.1 million, of which £2.25 million is guaranteed by Raven Mount. In February 2009, Raven Mount cancelled its debt facility arrangement with the Royal Bank of Scotland. In addition, on 5 January 2009 the £4.6 million pension liability accrued in Raven Mount's balance sheet as at 31 December 2008 was settled in full.

In addition, the Raven Mount Group currently has shareholdings in Raven Russia and Oriel Securities, which are held as current assets in its balance sheet as it has not been the Raven Mount Group's intention to hold these assets in the long term.

Further details of Raven Mount's current trading is contained in its preliminary audited results announced on 31 March 2009.

8. CANCELLATION OF ADMISSION TO TRADING ON AIM AND COMPULSORY ACQUISITION

The attention of Raven Mount Shareholders is drawn to paragraph 13 of the letter from the Chairman of Raven Russia in Part II of this document in relation to Raven Russia's intentions regarding the cessation of trading in Raven Mount Shares on AIM and the compulsory acquisition of Raven Mount Shares in the event that Raven Russia receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more in nominal value of the Raven Mount Shares to which the Offer relates and of the voting rights carried by those Raven Mount Shares and assuming that all of the other conditions of the Offer have been satisfied or waived.

9. TAXATION

Your attention is drawn to the important tax information and risk factors set out in paragraph 10 of Appendix 4 of this document.

10. ACTION TO BE TAKEN TO ACCEPT THE OFFER

Your attention is drawn to the letter from the Chairman of Raven Russia in Part II of this document, the Appendices to this document and the accompanying Form of Acceptance and the Prospectus Equivalent Document. The procedure for acceptance of the Offer in relation to Raven Mount Shares is set out in paragraph 17 of the letter from the Chairman of Raven Russia in Part II of this document and in the Form of Acceptance.

To accept the Offer, holders of Raven Mount Shares in certificated form must complete the Form of Acceptance in accordance with the instructions printed on it and return it by post or by hand (during normal business hours only) to the Receiving Agent at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible, but in any event so as to arrive no later than 1.00 p.m. on the First Closing Date. Further details on the procedures for acceptance of the Offer if you hold any of your Raven Mount Shares in certificated form are set out in paragraph 17.1 of the letter from the Chairman of Raven Russia (in Part II of this document) and in Part 3 of Appendix 1 to this document.

If your Raven Mount Shares are in uncertificated form (that is, in CREST) you should NOT return a Form of Acceptance but instead ensure that an Electronic Acceptance is made by you or on your behalf and that settlement is no later than 1.00 p.m. on the First Closing Date. If your Raven Mount Shares are in uncertificated form (that is, in CREST) further details on the procedures of acceptance of the Offer are set out in paragraph 17.2 of the letter from the Chairman of Raven Russia in Part II of this document and in Part 4 of Appendix 1 to this document.

11. FURTHER INFORMATION

Please note that the information contained in this letter is not a substitute for reading the remainder of this document. Your attention is drawn to the letter from the Chairman of Raven Russia set out in Part II of this document which gives further details of the Offer. The Conditions and Further Terms of the Offer are set out in full in Appendix 1 of this document. Your attention is also drawn to the financial information relating to Raven Mount and Raven Russia in Appendix 3 of this document and the additional information relating to Raven Mount and Raven Russia in Appendix 4 of this document.

12. RECOMMENDATION

The Independent Raven Mount Board Committee, which has been so advised by Oriel Securities, considers the terms of the Offer to be fair and reasonable. In providing its advice to the Independent Raven Mount Board Committee, Oriel Securities has taken into account the commercial assessments of the Independent Raven Mount Board Committee.

Accordingly, the Independent Raven Mount Board Committee unanimously recommends that Raven Mount Shareholders accept the Offer as the members of the Independent Raven Mount Board Committee have irrevocably undertaken to do in respect of their own holdings of, in aggregate, 13,039,228 Raven Mount Shares representing approximately 12 per cent. of the existing issued share capital of Raven Mount.

Yours faithfully

For and on behalf of the Independent Raven Mount Board Committee

Bimaljit Sandhu
Chief Executive

PART II

LETTER FROM THE CHAIRMAN OF RAVEN RUSSIA

Raven Russia Limited

(a company incorporated in Guernsey under the Companies (Guernsey) Law 1994 to 1996, as amended with registered no. 43371)

Directors of the Independent Raven Russia Board Committee:
Richard Wilson Jewson, *Non-Executive Chairman*
Colin Andrew Smith, *Chief Operating Officer*
Mark Sinclair, *Chief Financial Officer*
Stephen Charles Coe, *Non-Executive Director*
David Christopher Moore, *Non-Executive Director*
Christopher Wade Sherwell, *Non-Executive Director*

Registered office:
P.O. Box 671
Regency Court
Glategny Esplanade
St. Peter Port
Guernsey GY1 3ST
Channel Islands

17 April 2009

To Raven Mount Shareholders and, for information only, to holders of options over Raven Mount Shares

Dear Raven Mount Shareholder,

RECOMMENDED OFFER FOR RAVEN MOUNT BY RAVEN RUSSIA

1. INTRODUCTION

On 31 March 2009, the Independent Raven Russia Board Committee and the Independent Raven Mount Board Committee announced that they had reached agreement on the terms of a recommended offer by Raven Russia for the entire issued and to be issued share capital of Raven Mount.

The Offer has been unanimously recommended by the Independent Raven Mount Board Committee.

2. SUMMARY OF THE TERMS OF THE OFFER

Raven Russia is offering to acquire, on the terms and subject to the conditions set out in Appendix 1 of this document, the entire issued and to be issued ordinary share capital of Raven Mount on the following basis:

for each Raven Mount Share held	**0.525 Units (each Unit comprising 1 Preference Share and 1 Warrant)**

and so in proportion for any Raven Mount Shares held. Fractions of Preference Shares or Warrants will not be issued to Raven Mount Shareholders and any fractional entitlements to Preference Shares or Warrants will be disregarded.

Based on the closing mid price of the Preference Shares and Warrants as at the close of business on 16 April 2009 (being the last practicable day before the date of this document), each Unit is valued at 106.5 pence and hence the terms of the Offer value each existing Raven Mount Share at 55.9 pence and the entire issued share capital of Raven Mount at £61 million.

This represents:

(i) a premium of 173 per cent. to Raven Mount's closing mid price of 20.5 pence as at the close of business on 16 February 2009, the day before the announcement of Raven Russia's intention to make a possible offer (the 2.4 Announcement); and

(ii) a premium of 36 per cent. to Raven Mount's closing mid price of 41 pence as at the close of business on 30 March 2009, the day before the announcement of Raven Russia's firm intention to make the Offer (the 2.5 Announcement).

Details of the trading performance of the Preference Shares and the Warrants between 25 March 2009 (the first day that the Preference Shares and the Warrants were admitted to trading on AIM) and 16 April 2009 (being the last practicable day before the date of this document) are set out in paragraph 6 of Appendix 4 of this document.

The maximum number of New Preference Shares to be issued in connection with the Offer will be 58,309,808. Assuming this number of New Preference Shares is issued and that no further Preference Shares are issued in the period between the date of this document and the date on which the Offer is declared or becomes unconditional, the issued preference share capital of Raven Russia will, immediately following that date, comprise 134,464,808 Preference Shares (excluding the 8.1 million Preference Shares to be issued pursuant to paragraph 8 below). The existing issued ordinary share capital of Raven Russia will remain unchanged as a consequence of the Offer other than the issue of Ordinary Shares upon the exercise of any Warrants.

The Raven Mount Shares will be acquired by Raven Russia fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date on which the Offer becomes or is declared unconditional. Under the terms of the Offer, each Raven Mount Shareholder will forego all rights to any future dividend or undeclared dividends or other returns of capital of Raven Mount.

The Offer extends, subject to the terms and conditions set out in Appendix 1, to any Raven Mount Shares unconditionally allotted or issued on the date the Offer is made and to any further Raven Mount Shares unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as Raven Russia may, subject to the City Code, decide).

3. INFORMATION ON THE RAVEN RUSSIA GROUP

Raven Russia was incorporated on 4 July 2005 to invest in the Russian real estate market with an initial focus on the Warehouse market in the Moscow and St. Petersburg regions. Raven Russia was admitted to AIM at that time and raised £153 million through a placing of Ordinary Shares, and a further £310 million in April 2006 through a further Ordinary Share placing.

Since the IPO, Raven Russia has acquired investment properties producing a rental income stream through indirectly held subsidiaries, and development property portfolios (through development joint ventures), where it has acted both as joint developer and a partner providing development finance, fully acquiring the asset on completion.

On 26 November 2008, Raven Russia completed the internalisation of its property advisor, following which the Group was no longer subject to the restrictions of its formal investment strategy.

In March 2009, Raven Russia raised £76.2 million (gross) through the Placing. £75 million of this amount was raised through the issue of Units to Invesco.

Raven Russia's strategy is to invest, for the long term, in freehold and leasehold property in Russia, which offers the prospect of attractive returns to its investors. Raven Russia will continue to seek such property opportunities, either for direct investment by entities within Raven Russia or investment with co-investment partners.

Raven Russia's immediate focus is on the completion of its development portfolio, leasing it to high quality tenants as well as taking advantage of property investment opportunities in the CIS, thereby generating an attractive rate of return for its shareholders.

Further details of Raven Russia's current trading is contained in its audited annual results announced on 30 March 2009.

4. BACKGROUND TO, AND REASONS FOR RAVEN RUSSIA MAKING THE OFFER AND ITS FUTURE INTENTIONS

The Raven Russia Group is in a stable position with a portfolio of high quality Warehouse and office buildings and continues to trade in line with the Raven Russia Board's expectations. However, the turmoil in the world's financial markets has hampered the Raven Russia Group's ability to raise further bank debt and has had an effect on the valuation of the Raven Russia Group's completed investment property assets.

This background leads the Independent Raven Russia Board Committee to take a cautious approach which underpins the rationale for the Offer.

Raven Mount Group's cash together with the net proceeds from the Placing which completed on 25 March 2009 will put the Raven Russia Group in a strong financial position. It will provide additional working capital should the letting market deteriorate or properties stand vacant longer than anticipated. It will also provide the Enlarged Group with further resources to take advantage of opportunities in a distressed market.

The 29.0 million Raven Russia Ordinary Shares owned by Raven Mount could be cancelled, which would be enhancing to the NAV per ordinary share of Raven Russia, thereby benefiting Raven Russia's shareholders, or they could also be used by Raven Russia to satisfy awards under its employee incentive plans.

In addition, the Offer for Raven Mount would mean that the interests of Raven Russia's management would be further aligned with its shareholders, as Anton Bilton, currently Executive Deputy Chairman of Raven Russia and Executive Chairman of Raven Mount, and Glyn Hirsch, currently Chief Executive Officer of Raven Russia and a director of Raven Mount, would both devote all of their time to the enlarged Raven Russia business.

If the Offer is successful, Raven Russia intends to continue working with all the stakeholders to ensure that Raven Mount's property portfolio is managed in order to generate an optimal return for Raven Russia as markets permit.

5. THE PLACING

Raven Russia has raised £76.2 million (gross) pursuant to the Placing. Of this amount, £75 million was raised through the issue of Units to Invesco. The Preference Shares and the Warrants issued pursuant to the Placing were admitted to trading on AIM on 25 March 2009. Details of the trading performance of the Preference Shares and the Warrants between 25 March 2009 and 16 April 2009 (being the last practicable day before the date of this document) are set out in paragraph 6 of Appendix 4 of this document.

6. IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Raven Russia has received irrevocable undertakings and letters of intent from the directors of Raven Mount and certain other Raven Mount Shareholders to accept the Offer. Such irrevocable undertakings and letters of intent are in respect of the following Raven Mount Shares:

Raven Mount Shareholder	*Number of Raven Mount Shares*	*Percentage of existing issued Raven Mount Shares (approx) (%)*
Anton Bilton	26,359,007	24.26
Schroder Investment Management Limited[(1)]	17,871,445	16.45
Laxey Partners Limited[(1)]	12,099,220	11.13
Bimaljit Sandhu	8,015,544	7.38
Bilton Family Discretionary Settlement Trust	2,600,000	2.39
Sandhu Family Discretionary Settlement Trust	2,415,634	2.22
Raven Mount Employee Benefit Trust	2,376,000	2.19
The Organon SIPP re Anton Bilton	1,875,000	1.73
Godfrey Bilton Life Interest Settlement Trust	1,449,415	1.33
The Sandhu Charitable Foundation	1,150,000	1.06
MS Sandhu Life Interest Settlement Trust	726,384	0.67
The Bilton Charitable Foundation	600,000	0.55
Robert Ware	275,000	0.25
Glyn Hirsch	250,000	0.23
James Hyslop	222,000	0.20
Rory Macnamara	217,666	0.20
Mark Kirkland	17,000	0.02
Total	78,519,315	72.26

(1) Indicates letter of intent.

Raven Mount's four largest shareholders, comprising Anton Bilton, Bim Sandhu (who are both directors of Raven Mount), Schroder Investment Management and Laxey Partners, who in aggregate have an interest in 74.0 per cent. of Raven Mount's existing issued ordinary share capital, are also all shareholders in Raven Russia, owning in aggregate 17.8 per cent. of Raven Russia's existing issued ordinary share capital. They are all supportive of the Offer and together Raven Russia has received irrevocable undertakings and letters of intent to accept the Offer in respect of approximately 78.5 million Raven Mount Shares, representing approximately 72.3 per cent. of the existing issued Raven Mount share capital.

The irrevocable undertakings set out above will continue to be binding in the event of a higher competing offer for Raven Mount and will cease to be binding only if the Offer lapses or is withdrawn.

7. CONDITIONS TO THE OFFER

The full terms and conditions of the Offer are set out in Appendix 1.

The Offer must become or be declared unconditional by not later than 16 June 2009, or such later date (if any) as Raven Russia and Raven Mount may, with the consent of the Panel (if required), agree.

In summary, the Offer is also conditional upon:

- valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. on the First Closing Date of the Offer (8 May 2009) in respect of not less than

90 per cent. (or such lesser percentage as Raven Russia may decide) of the Raven Mount Shares to which the Offer relates;

- no adverse change having occurred in the business, assets, financial or trading position, profits or prospects of any member of the Raven Mount Group, which is material in the context of the Raven Mount Group taken as a whole;
- the implementation of the Offer not being rendered impossible or significantly impeded as a result of legislation, regulation, any decision of a court or any action taken by any governmental authority;
- all authorisations, orders, grants, consents, clearances, licences, permissions and approvals in any jurisdiction deemed reasonably necessary or appropriate by Raven Russia, in respect of the Offer, being obtained in terms and in a form satisfactory to Raven Russia (acting reasonably) from all appropriate relevant authorities or from any persons or bodies with whom any member of the Raven Russia Group or the Raven Mount Group has entered into contractual arrangements or which are necessary for Raven Russia or any member of the Raven Mount Group to carry on its business;
- appropriate assurances being received, in terms satisfactory to Raven Russia (acting reasonably), from the relevant authorities or any party with whom any member of the Raven Mount Group has any contractual or other relationship that the interests held by any member of the Raven Mount Group under any material licences, leases, consents, permits and other rights will not be materially and adversely amended or otherwise materially and adversely affected by the implementation of the Offer or any matters arising therefrom, that such licences, leases, consents, permits and other rights are in full force and effect and that there is no intention to revoke or amend any of the same; and
- the satisfaction or waiver of the other conditions, which are considered to be customary for a transaction of this nature.

Raven Russia reserves the right to waive (amongst other things) in whole or in part the conditions relating to any adverse change relating to the Raven Mount Group, the obtaining of authorisations and appropriate assurances.

The Offer will lapse if the European Commission initiates proceedings under Article 6(1)(c) of the EC Merger Regulation or the Offer is referred to the Competition Commission.

8. RAVEN MOUNT 2008 SHARE OPTION PLAN AND RAVEN MOUNT 2008 EBT CONTRIBUTION

Raven Mount has granted options over 5,590,000 Raven Mount Shares to certain executives (including Anton Bilton and Glyn Hirsch) under the Raven Mount 2008 Share Option Plan. Subject to the Offer becoming or being declared unconditional in all respects, these executives have agreed to surrender their existing options and enter into arrangements with Raven Mount and Raven Russia such that they will receive the "in the money value" of those options, equal to £1,257,750 (based on the issue price of £1.00 for each Unit pursuant to the Placing), in the form of nil-cost options over 1,257,750 Units which will be issued to the EBT on the Offer becoming or being declared unconditional. Of these Units, Anton Bilton, Bim Sandhu and Glyn Hirsch will each be entitled to nil-cost options over 348,750 Units and Mark Kirkland will be entitled to nil-cost options over 168,750 Units.

On 28 January 2009 and in line with the policy outlined in Raven Mount's AIM admission document dated 31 October 2008, the Remuneration Committee of Raven Mount approved the payment of a contribution for the year ended 31 December 2008 with a value of £8.1 million to the EBT, the beneficiaries of which include the executive directors of Raven Mount, being

Anton Bilton, Bim Sandhu, Glyn Hirsch and Mark Kirkland. This contribution has been accrued in Raven Mount's 2008 year end balance sheet and is payable whether or not the Offer becomes or is declared unconditional. Raven Mount and Raven Russia have agreed that, should the Offer become or be declared wholly unconditional, the liability to pay the contribution to the EBT will remain with Raven Mount until immediately after such time, at which point it will be discharged without amendment by Raven Russia through the issue to the EBT of the same consideration and on the same terms as under the Offer, namely by the issue of 8.1 million Units. The trustee of the EBT will then consider allocating the contribution in accordance with the terms of the EBT trust deed.

9. THE NEW PREFERENCE SHARES AND NEW WARRANTS

Dividends will be payable on the Preference Shares quarterly in arrears at the rate of 12 per cent. Each Warrant will entitle the holder to subscribe for one Raven Russia Ordinary Share at the price of 25 pence at any time on or before 25 March 2019. Further summarised terms of the Preference Shares and Warrants are set out in the Prospectus Equivalent Document.

The New Preference Shares will be issued credited as fully paid, and on identical terms to and will rank *pari passu* with, the Preference Shares in issue at the time the New Preference Shares are issued pursuant to the Offer. All dividends and other distributions declared, made or paid on the Preference Shares, including New Preference Shares, shall accrue from the date of issue of such preference shares.

The Preference Shares and Warrants have been created under the Law.

The ISIN codes for the Preference Shares and Warrants are GG00B55K7B92 and GG00B55K7758 respectively.

10. RELATED PARTY TRANSACTION

The Offer comprises a related party transaction under Rule 13 of the AIM Rules for Companies as a consequence of Anton Bilton being a substantial shareholder in Raven Mount. With exception of Anton Bilton and Glyn Hirsch (for the reasons set out below), the directors of Raven Russia consider, having consulted with Numis, its nominated adviser, that the terms of the Offer are fair and reasonable insofar as the Ordinary Shareholders are concerned. Neither Anton Bilton nor Glyn Hirsch have taken part in the board deliberations of Raven Russia in respect of the Offer in light of their position as directors of Raven Mount and Anton Bilton's position as a substantial shareholder in Raven Mount.

11. RAVEN MOUNT MANAGEMENT AND EMPLOYEES

Raven Russia intends that following the Offer becoming or being declared wholly unconditional the existing employment rights, including pension rights, of the executive directors, management and employees of the Raven Mount Group will be fully safeguarded.

12. INTERESTS IN RELEVANT RAVEN MOUNT SECURITIES

Raven Russia and persons acting in concert with Raven Russia (including, without limitation, the directors of Raven Russia together with their close relatives and related trusts and other Interested Persons) are interested in, or have a right to subscribe for, the following relevant Raven Mount securities:

Registered holder	*Nature of interest or right*	*Number of Raven Mount Shares*
David Christopher Moore	beneficial owner of Raven Mount Shares	105,354
Colin Andrew Smith[(1)]	beneficial owner of Raven Mount Shares	844
Anton John Godfrey Bilton	legal and beneficial owner of Raven Mount Shares	26,359,007
Glyn Vincent Hirsch	legal and beneficial owner of Raven Mount Shares	250,000
The Organon SIPP re Anton Bilton[(2)]	legal owner of Raven Mount Shares	1,875,000
Godfrey Bilton Life Interest Settlement Trust[(3)]	legal owner of Raven Mount Shares	1,449,415
Bilton Family Discretionary Settlement Trust[(4)]	legal owner of Raven Mount Shares	2,600,000
The Bilton Charitable Foundation[(5)]	legal owner of Raven Mount Shares	600,000
Tenon (IOM) Limited (as trustee of the EBT)[(6)]	legal owner of Raven Mount Shares	2,376,000

(1) These shares are held by the Lorier Retirement Annuity Trust Scheme, of which Colin Smith is a trustee and beneficiary.

(2) The Organon SIPP re Anton Bilton is a Self Invested Personal Pension of which Anton Bilton is a trustee and beneficiary.

(3) The Godfrey Bilton Life Interest Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 17 June 2002. Its trustees are Anton Bilton and Martin Davies and its beneficiaries are the Life Tenant (being Anton Bilton's children) and their children and remoter issue (grandchildren, great grandchildren and so on).

(4) The Bilton Family Discretionary Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY was formed on 17 October 2007. Its trustees are Anton Bilton and Martin Davies and its intended beneficiaries are Anton Bilton's children, remoter issue, father, siblings, charitable organisations and anyone whom the trustees shall add to the beneficiary class. Anton Bilton and his wife are excluded from benefiting from the trust.

(5) The Bilton Charitable Foundation, of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 26 March 2007. Its trustees are Anton Bilton, Martin Davies and Lisa Bilton and its beneficiaries are as nominated at the discretion of the trustees.

(6) Anton Bilton and Glyn Hirsch are interested in those shares in their capacity as potential beneficiaries under the EBT.

In addition, Anton Bilton and Glyn Hirsch have each been granted 1,550,000 options over Raven Mount Shares pursuant to the Raven Mount 2008 Share Option Plan.

Other than as set out above, neither Raven Russia nor any person acting in concert with Raven Russia (including, without limitation, the directors of Raven Russia together with their close relatives and related trusts and other Interested Persons) have any interest in or right to subscribe for or any short position in any relevant Raven Mount securities or have borrowed or lent (save for any borrowed shares which have been on-lent or sold) any relevant Raven Mount securities.

There are no arrangements of the kind referred to in Note 6(b) on Rule 8 of the City Code existing with Raven Russia, or any associate of Raven Russia, or with Raven Mount or any associate of Raven Mount in relation to any relevant securities.

13. COMPULSORY ACQUISITION, DE-LISTING AND RE-REGISTRATION

If Raven Russia receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more in nominal value of the Raven Mount Shares to which the Offer relates and of the voting rights carried by those Raven Mount Shares and assuming that all of the other conditions of the Offer have been satisfied or waived (if capable of being waived), Raven Russia intends to exercise its rights in accordance with sections 974 to 991 of the Companies Act 2006 to acquire compulsorily the remaining Raven Mount Shares to which the Offer relates on the same terms as the Offer.

Following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the AIM Rules for Companies, Raven Russia intends to procure that Raven Mount applies to the London Stock Exchange for the delisting and the cancellation of trading in Raven Mount Shares on AIM and the Raven Mount Directors have agreed to instruct Raven Mount's nominated adviser to assist and expedite the making of any such application accordingly. It is anticipated that such delisting and the cancellation will take effect no earlier than 20 Business Days after the Offer becomes or is declared unconditional in all respects (provided that Raven Russia has acquired, or agreed to acquire, existing issued share capital carrying 75 per cent. of the voting rights of Raven Mount). Delisting and the cancellation of trading of Raven Mount Shares will significantly reduce the liquidity and marketability of any Raven Mount Shares not acquired by Raven Russia.

It is also intended that, following the Offer becoming or being declared unconditional in all respects and after the delisting and the cancellation of the admission to trading of the Raven Mount Shares on AIM, Raven Mount will be re-registered as a private limited company under the provisions of sections 979 to 982 of the Companies Act 2006.

14. FINANCIAL INFORMATION

Your attention is drawn to Parts 3, 5, 6 and 7 of the accompanying Prospectus Equivalent Document which sets out the following financial information and which should be read together with this document:

- Part 3: Operating and Financial Review on Raven Russia
- Part 5: Financial Information on Raven Russia
- Part 6: Financial Information on Raven Mount
- Part 7: Pro Forma Financial Information on the Enlarged Group

15. PROPERTY VALUATION REPORT

Your attention is drawn to Appendix 2 of this document which includes a valuation report prepared by DTZ on behalf of Raven Russia on Raven Mount's major property assets.

16. TAXATION

Your attention is drawn to the important tax information and risk factors set out in paragraph 10 of Appendix 4 of this document.

17. PROCEDURE FOR ACCEPTANCE OF THE OFFER

Holders of Raven Mount Shares in certificated form may only accept the Offer in respect of such Raven Mount Shares by completing and returning the enclosed Form of Acceptance in accordance with the procedure set out in paragraph 17.1 below. Holders of Raven Mount Shares held in certificated form but under different designations should complete a separate Form of Acceptance for each designation.

Holders of Raven Mount Shares in uncertificated form may only accept the Offer in respect of such Raven Mount Shares by TTE instruction in accordance with the procedure set out in paragraph 17.2 below and, if those shares are held under different member account IDs, should send a separate TTE instruction for each member account ID.

17.1 **Raven Mount Shares held in certificated form**

(a) ***To accept the Offer***

To accept the Offer in respect of Raven Mount Shares held in certificated form you should complete Box 1 and, if appropriate, Box 3, Box 4, Box 5 and Box 6 and sign Box 2 of the enclosed Form of Acceptance **in the presence of a witness, who should sign in accordance with the instructions printed on it.**

(b) ***Return Form of Acceptance***

To accept the Offer in respect of Raven Mount Shares in certificated form, all completed Forms of Acceptance, together with your share certificate(s) for such Raven Mount Shares and/or other document(s) of title, should be returned by post or by hand (during normal business hours only) to the Receiving Agent at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU **as soon as possible but in any event so as to be received not later than 1.00 p.m. on the First Closing Date.** A reply-paid envelope is enclosed for your convenience. No acknowledgement of receipt of documents will be given.

(c) ***Share Certificates not readily available or lost***

If your Raven Mount Shares are in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and **returned as stated above so as to arrive not later than 1.00 p.m. on the First Closing Date,** together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement of receipt of documents will be given. In the case of loss, you should write as soon a possible to Raven Mount's Registrars at Capita Registrars, Northern House, Woodstone Park, Fenay Bridge, Huddersfield HD8 0LA for a letter of indemnity for lost share certificate(s) and/or other document(s) of title, which, when completed in accordance with the instructions given, should be returned to the Receiving Agent as set out above.

(d) ***Validity of acceptances***

Without prejudice to Parts 2 and 3 of Appendix 1 of this document, Raven Russia reserves the right to treat as valid any acceptance of the Offer in relation to Raven Mount Shares in certificated form which is not entirely in order or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no allotment of New Preference Shares and/or New Warrants under the Offer will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Raven Russia have been received.

(e) ***Overseas Raven Mount Shareholders***

The attention of Raven Mount Shareholders holding Raven Mount Shares in certificated form and who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 6 of Part 2 and paragraph (b)(ii) of Part 3 of Appendix 1 and to the relevant provisions of the Form of Acceptance.

The Offer is not being made directly or indirectly in the Prohibited Territories. The New Preference Shares and the New Warrants have not been and will not be registered under the United States Securities Act of 1933 (as amended) and may not be offered, sold or delivered, directly or indirectly, in or into the United States or any other Prohibited Territory. Any acceptance of the Offer by acceptors who are unable to give the warranty set out in paragraph (b)(ii) of Part 3 of Appendix 1, is liable to be disregarded.

17.2 **Raven Mount Shares in uncertificated form (that is, in CREST)**

If your Raven Mount Shares are in uncertificated form, to accept the Offer you should take (or procure the taking of) the action set out below to transfer the Raven Mount Shares in respect of which you wish to accept the Offer to the appropriate escrow balance(s), specifying the Receiving Agent (in its capacity as a CREST participant under the Escrow Agent's participant ID referred to below) as the Escrow Agent, as soon as possible **and in any event so that the TTE instruction settles not later than 1.00 p.m. on the First Closing Date. Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) – you should therefore ensure that you time the input of any TTE instructions accordingly**.

The input and settlement of a TTE instruction in accordance with this paragraph 17.2 will (subject to satisfying the requirements set out in Parts 2 and 4 of Appendix 1) constitute an acceptance of the Offer in respect of the number of Raven Mount Shares so transferred to escrow.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking **any action**. Only your CREST sponsor will be able to send the TTE instruction(s) to Euroclear in relation to your Raven Mount Shares.

After settlement of the TTE instruction, you will not be able to access the Raven Mount Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Raven Mount Shares concerned to itself in accordance with paragraph (d) of Part 4 of Appendix 1 to this document.

You are recommended to refer to the CREST Manual for further information on the CREST procedures outlined below.

You should note that Euroclear does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Raven Mount Shares to settle prior to 1.00 p.m. on the First Closing Date. In this connection you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(a) ***To accept the Offer***

To accept the Offer in respect of Raven Mount Shares held in uncertificated form, you should send (or if you are a CREST sponsored member, procure that your CREST sponsor sends) to Euroclear a Basic Offer TTE instruction in relation to such shares.

A Basic Offer TTE instruction to Euroclear must be properly authenticated in accordance with Euroclear's specifications for transfers to escrow and must contain the following details:

(i) the ISIN number for the Raven Mount Shares, which is GB00B3CRHN14;

(ii) number of Raven Mount Shares in respect of which you wish to accept the Offer (i.e. the number of Raven Mount Shares to be transferred to escrow);

(iii) your member account ID;

(iv) your participant ID;

(v) Participant ID of the escrow agent (the Receiving Agent, in its capacity as a CREST Receiving Agent), which is RA10;

(vi) Member account ID of the escrow agent for the Offer in its basic form, which is RAVRAV01;

(vii) intended settlement date; this should be as soon as possible and in any event not later than 1.00 p.m. on the First Closing Date;

(viii) the corporate action number for the Offer which will be allocated by Euroclear and can be found by viewing the relevant corporate action details in CREST;

(ix) the standard delivery instruction with priority 80; and

(x) contact name and telephone number inserted in the shared note field.

You are recommended to refer to the CREST Manual for further information on the CREST procedures outlined above.

(b) ***Deposits of Raven Mount Shares into, and withdrawals of Raven Mount Shares from, CREST***

Normal CREST procedures (including timings) apply in relation to any Raven Mount Shares that are, or are to be, converted from uncertificated to certificated form, or *vice versa*, during the course of the Offer (whether the conversion arises as a result of a transfer of Raven Mount Shares or otherwise). Holders of Raven Mount Shares who are proposing to convert any Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 1.00 p.m. on the First Closing Date.

(c) ***Validity of acceptances***

A Form of Acceptance which is received in respect of Raven Mount Shares held in uncertificated form will not constitute a valid acceptance and will be disregarded. Holders of Raven Mount Shares held in uncertificated form who wish to accept the Offer should note that a TTE instruction will only be a valid acceptance of the Offer as at the relevant closing date if it has settled on or before that date. An Alternative TTE instruction which settles after 1.00 p.m. on the First Closing Date (or such later date to which the Offer may be extended) but before the relevant closing date of the Offer will be taken to constitute an acceptance of the Offer in its basic form.

(d) ***Overseas Raven Mount Shareholders***

The attention of Raven Mount Shareholders holding Raven Mount Shares in uncertificated form and who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 6 of Part 2 and paragraph b(ii) Part 4 of Appendix 1.

The Offer is not being made directly or indirectly in the Prohibited Territories. The New Preference Shares and/or New Warrants have not been and will not be registered under the United States Securities Act of 1933 (as amended) and may not be offered, sold or delivered, directly or indirectly, in or into a Prohibited Territory. Any acceptance of the Offer by acceptors who are unable to give the warranty set out in paragraph (b)(ii) of Part 4 of Appendix 1, is liable to be disregarded.

17.3 **General**

Raven Russia will make an appropriate announcement if any of the details contained in paragraph 17.1 or paragraph 17.2 above alter for any reason.

If you are in any doubt as to the procedure for acceptance, please contact the Receiving Agent, Capita Registrars, on 0871 664 0321 or, if telephoning from outside the UK, on +44 20 8639 3399. Calls to Capita Registrars 0871 664 0321 number are charged at 10 pence per minute (including VAT) plus any of your service provider's network extras. Calls to the Capita Registrars +44 20 8639 3399 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Capita Registrars cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

18. LISTING AND DEALINGS

(a) Application will be made to the London Stock Exchange plc for the New Preference Shares and the New Warrants to be admitted to trading on AIM. It is expected that admission will become effective and that dealings, for normal settlement, will commence in the New Preference Shares and the New Warrants as soon as practicable, in accordance with the AIM Rules for Companies, within 14 days of the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional in all respects (save only for the condition relating to Admission).

(b) In relation to the New Preference Shares and the New Warrants issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for the New Preference Shares and the New Warrants in accordance with the terms of the Offer. Pending the issue of definitive certificates for the New Preference Shares and the New Warrants, transfers will not be certified against the register held by the Receiving Agent.

(c) All mandates and other instructions in force relating to dividend payments by Raven Mount will, unless and until revoked, remain in force insofar as they are applicable to dividend payments by Raven Russia.

19. SETTLEMENT

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 6 of Part 2 of Appendix 1 in the case of certain overseas Raven Mount Shareholders and the condition relating to Admission) settlement of the consideration to which any Raven Mount Shareholder is entitled under the Offer will be effected by the issue of certificates or

crediting of CREST accounts (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects (save only for the condition relating to Admission), within 14 days of the later of that date and the First Closing Date, or (ii) in the case of acceptances of the Offer received, complete in all respects after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional in all respects (save only for the condition relating to Admission) but while it remains open for acceptance, within 14 days of receipt, in each case in the following manner:

19.1 **Raven Mount Shares in uncertificated form (that is, in CREST)**

(a) Where an acceptance relates to Raven Mount Shares in uncertificated form the New Preference Shares and New Warrants to which the accepting Raven Mount Shareholder is entitled will be issued to the shareholder in uncertificated form. Raven Russia will procure that Euroclear is instructed to credit the appropriate stock account in CREST of the Raven Mount Shareholder concerned with the shareholder's entitlement to New Preference Shares and New Warrants. The stock account concerned will be an account under the same participant ID and member account ID as appeared on the TTE instruction concerned; and

(b) Raven Russia reserves the right to settle all or any part of the consideration, for all or any accepting Raven Mount Shareholder(s), in the manner referred to in paragraph 19.2 below, if, for any reason, it wishes to do so.

19.2 **Raven Mount Shares in certificated form**

(a) Where an acceptance relates to Raven Mount Shares in certificated form, the New Preference Shares and New Warrants to which the accepting Raven Mount Shareholder is entitled will be issued in certificated form. Definitive share certificates for the New Preference Shares and the New Warrants will be despatched by first class post (or by another method approved by the Panel).

(b) If the Offer does not become or is not declared unconditional in all respects (i) the share certificate(s) and/or other document(s) of title will be returned by post (or by another method approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address (outside the Prohibited Territories) is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address and (ii) the Receiving Agent will, immediately after the lapsing of the Offer (or within any longer period allowed by the Panel, not exceeding 14 days of the lapsing of the Offer), give TFE instructions to Euroclear to transfer all Raven Mount Shares held in escrow balances and in relation to which is it the escrow agent for the purposes of the Offer to the original available balances of the Raven Mount Shareholders concerned.

19.3 All documents and remittances sent by, to or from Raven Mount Shareholders or their appointed agents will be sent at their own risk.

20. FURTHER INFORMATION

Your attention is drawn to the further information relating to the Offer set out in Appendix 1 of this document and the Form of Acceptance (in respect of certificated Raven Mount Shares).

21. ACTION TO BE TAKEN

21.1 To accept the Offer, holders of Raven Mount Shares in certificated form must complete the Form of Acceptance in accordance with the instructions printed on it and return it by post or by hand (during normal business hours only) to the Receiving Agent at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible, but in any event **so as to arrive no later than 1.00 p.m. on the First Closing**

Date. Further details on the procedures for acceptance of the Offer if you hold any of your Raven Mount Shares in certificated form are set out in paragraph 17.1 of this letter and in Part 3 of Appendix 1 to this document.

21.2 If your Raven Mount Shares are in uncertificated form (that is, in CREST) you should NOT return a Form of Acceptance but instead ensure that an Electronic Acceptance is made by you or on your behalf and that settlement is no later than 1.00 p.m. on the First Closing Date. If your Raven Mount Shares are in uncertificated form (that is, in CREST) further details on the procedures of acceptance of the Offer are set out in paragraph 17.2 of this letter and in Part 4 of Appendix 1 to this document.

Yours faithfully



Richard Jewson
Chairman

APPENDIX 1

CONDITIONS AND FURTHER TERMS OF THE OFFER

PART 1

CONDITIONS OF THE OFFER

Except where the context otherwise requires, references in this Appendix to:

(a) the "**Offer**" include any revision or extension of it; and

(b) the Offer "**becoming unconditional**" include references to the Offer being declared unconditional, and are to be construed as references to the Offer becoming unconditional as to acceptances whether or not any other condition of the Offer remains to be fulfilled.

1. The Offer is subject to the following conditions.

1.1 Valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. on the First Closing Date of the Offer (or such later time(s) and/or date(s) as Raven Russia may (with the consent of the Panel or in accordance with the City Code) decide) in respect of not less than 90 per cent. (or such lesser percentage as Raven Russia may decide) in nominal value of the Raven Mount Shares to which the Offer relates AND not less than 90 per cent. (or such lesser percentage as Raven Russia may decide) of the voting rights carried by the Raven Mount Shares to which the Offer relates, provided that this condition will not be satisfied unless Raven Russia and/or its subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Raven Mount Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Raven Mount (including for this purpose to the extent, if any, required by the Panel any votes attributable to Raven Mount Shares which are unconditionally allotted or issued fully paid (or credited as fully paid) before the Offer becomes unconditional, whether pursuant to the exercise of conversion or subscription rights or otherwise).

For the purpose of this condition:

(a) the expression "**Raven Mount Shares to which the Offer relates**" shall be construed in accordance with sections 974-991 of the Companies Act 2006; and

(b) Raven Mount Shares which have been unconditionally allotted but not issued shall be deemed to carry the votes which they will carry upon issue.

1.2 The London Stock Exchange agreeing to admit the New Preference Shares and the New Warrants to trading on AIM and (unless the Panel agrees otherwise) such admission becoming effective in accordance with the Guidance to Rule 2.1 of the London Stock Exchange's Admission and Disclosure Standards and the AIM Rules for Companies.

1.3 It being established in terms satisfactory to Raven Russia that the proposed acquisition of Raven Mount by Raven Russia, or any matters arising from it, will not be referred to the Competition Commission under the Enterprise Act 2002 and/or that it is not the intention of the European Commission, pursuant to Council Regulation (EC) 139/2004, either to initiate proceedings under article 6(1)(c) or to make a referral to a competent authority of the United Kingdom under article 9(1).

1.4 No government or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, professional association or any other person or body in any jurisdiction ("**Authorities**") having instituted or threatened any action, proceedings, suit, enquiry or investigation or made, proposed or enacted after the date of this announcement any statute, regulation or order that would or might:

(a) make the Offer or the acquisition or proposed acquisition of any Raven Mount Shares illegal or otherwise restrain, prohibit, restrict or interfere in or delay implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge the proposed acquisition of Raven Mount or any Raven Mount Shares by Raven Russia;

(b) require or prevent the divestiture by Raven Russia or any of its subsidiaries or any of its associated companies (together the "**wider Raven Russia Group**") or by Raven Mount or any of its subsidiaries or any associated person (together the "**wider Raven Mount Group**") of all or any part of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses or own their respective assets or property;

(c) impose any limitation on the ability of a member of the Raven Russia Group to acquire or hold or effectively to exercise all rights of ownership of Raven Mount Shares or on the ability of a member of the Raven Mount Group or of the Raven Russia Group to hold or effectively to exercise all or any rights of ownership of shares in a member of the wider Raven Mount Group or to exercise management control over a member of the wider Raven Mount Group; or

(d) otherwise adversely affect the business, profits or prospects of a member of the wider Raven Mount Group or of the wider Raven Russia Group, and

all applicable waiting periods during which any such Authority could institute, implement or threaten any such action, proceedings, suit, enquiry or investigation having expired or been terminated. For this purpose an "**associate**" means a corporation of which not less than 20 per cent. of the equity share capital is held, directly or indirectly, by the relevant Group and a partnership or joint venture in which a member of the relevant Group is interested, directly or indirectly.

1.5 There being no provision of any arrangement, agreement, licence or other instrument to which a member of the wider Raven Mount Group is a party, or by or to which any of those members or any of their assets may be bound or be subject, which could, in consequence of the proposed acquisition of any of the Raven Mount Shares by Raven Russia or otherwise, result in:

(a) monies borrowed by or other indebtedness of any such member being or becoming repayable or capable of being declared repayable prior to their stated maturity or the ability of any such member to incur indebtedness being withdrawn or inhibited;

(b) any arrangement, agreement, licence, or other instrument being terminated or adversely modified or adverse action being taken or an onerous obligation arising under it;

(c) the interests or business of any member of the wider Raven Mount Group in or with another firm, venture, company, body or asset (or any arrangements relating to that business or interests) being terminated, modified or affected;

(d) any member of the wider Raven Mount Group ceasing to be able to carry on business under a name under which it presently does so;

(e) the creation of a mortgage, charge, security or other interest over the whole or any part of the business, property or assets of any member of the wider Raven Mount Group or any such security (whenever arising or having arisen) becoming enforceable; or

(f) the disposal of assets or creation of liabilities by any member of the wider Raven Mount Group (other than in the ordinary course of business).

1.6 All necessary filings having been made, all appropriate waiting periods under any applicable legislation or regulation of any territory having expired or been terminated, all necessary statutory and regulatory obligations in connection with the Offer in any jurisdiction having been complied with and all authorisations, orders, grants, recognitions, confirmations, clearances, consents, permissions and approvals necessary for or appropriate to the proposed acquisition in any jurisdiction being obtained in terms and in form satisfactory to Raven Russia from all appropriate Authorities or persons with whom any member of the wider Raven Mount Group has entered into contractual arrangements, and those authorisations, orders, grants, recognitions, confirmations, clearances, consents, permissions and approvals remaining in full force and effect and no notice of an intention to revoke or not to renew them having been received.

1.7 Other than as disclosed in Raven Mount's audited preliminary results for the financial year ending 31 December 2008 announced on 31 March 2009, publicly announced through a Regulatory Information Service or otherwise fairly disclosed in writing to Raven Russia after 26 January 2009 but prior to the date of the 2.5 Announcement, by or on behalf of any member of the Raven Mount Group:

(a) save for options granted, and for the issue of shares on the exercise of options granted prior to 31 December 2008 under the Raven Mount 2008 Share Option Plan and/or the EBT, Raven Mount has not issued or authorised or proposed the issue of additional shares of any class or securities convertible into, or rights, warrants or options to acquire, any shares or other securities or redeemed, purchased or reduced any part of its share capital;

(b) Raven Mount has not declared, paid or made or proposed to declare, pay or make a dividend, bonus or other distribution (whether payable in cash or otherwise) in respect of any shares in Raven Mount;

(c) Raven Mount has not authorised or proposed or made an announcement of an intention to propose a merger or demerger or acquisition or change in its share or loan capital or, save in the ordinary course of business, a disposal of assets, creation of a mortgage or encumbrance over assets (or any right, title or interest in any assets) or issue of debentures;

(d) Raven Mount has not otherwise than in the ordinary course of business incurred or increased any indebtedness or contingent liability which is material in the context of the Raven Mount Group taken as a whole, or entered into a material contract, arrangement, reconstruction or amalgamation;

(e) Raven Mount has not purchased, redeemed or announced a proposal to purchase or redeem any of its own shares or other securities;

(f) Raven Mount has not proposed a voluntary winding-up;

(g) Raven Mount has not been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(h) Raven Mount has not waived or compromised a claim which is material in the context of the relevant member of the Raven Mount Group;

(i) Raven Mount has not disposed or transferred, mortgaged or encumbered assets or any right, title or interest in an asset or entered into a contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Raven Mount Group taken as a whole;

(j) Raven Mount has not entered into or varied the terms of a service or consultancy agreement with or in respect of the services of any of the directors of Raven Mount; or

(k) Raven Mount has not entered into an agreement or commitment or passed a resolution with respect to a transaction or event referred to in this paragraph (other than those specifically excluded).

1.8 Other than as disclosed in Raven Mount's audited preliminary results for the financial year ending 31 December 2008 announced on 31 March 2009, publicly announced through a Regulatory Information Service or otherwise fairly disclosed in writing to Raven Russia after 26 January 2009 but prior to the date of the 2.5 Announcement, by or on behalf of any member of the Raven Mount Group:

(a) there having been no receiver or administrative receiver or administrator appointed over a material part of the assets of any member of the wider Raven Mount Group or analogous proceedings or steps having taken place under the laws of any relevant jurisdiction and there having been no petition presented for the administration of any member of the wider Raven Mount Group or any equivalent proceedings or steps taken under the laws of any relevant jurisdiction;

(b) there having been no material adverse change in the financial or trading position or prospects of a member of the wider Raven Mount Group;

(c) no material litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted or threatened or remaining outstanding against or by a member of the wider Raven Mount Group (whether as plaintiff or defendant or otherwise); and

(d) no contingent liability having arisen which might be likely materially and adversely to affect a member of the wider Raven Mount Group.

1.9 Other than as disclosed in Raven Mount's audited preliminary results for the financial year ending 31 December 2008 announced on 31 March 2009, or otherwise fairly disclosed in writing to Raven Russia after 26 January 2009 but prior to the date of the 2.5 Announcement, by or on behalf of any member of the Raven Mount Group, Raven Russia not having discovered:

(a) that the financial or business information concerning the wider Raven Mount Group as contained in the information publicly disclosed at any time by a member of the wider Raven Mount Group either contains a material misrepresentation of fact or omits a fact necessary to make the information contained in it not materially misleading or that any contingent liability disclosed in that information would or might materially and adversely affect directly or indirectly the business, profits or prospects of a member of the wider Raven Mount Group;

(b) that a partnership or company in which a member of the wider Raven Mount Group has a significant economic interest and which is not a subsidiary of Raven Mount is

subject to a material liability, contingent or otherwise, which is not disclosed in Raven Mount's audited preliminary results for the financial year ended 31 December 2008 announced on 31 March 2009;

(c) that a past or present member of the wider Raven Mount Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, spillage or leakage of waste or disposal or emission of hazardous substances and that this non-compliance would be likely to give rise to a material liability (whether actual or contingent) on the part of a member of the wider Raven Mount Group;

(d) that there has been a disposal, spillage or leakage of waste or hazardous substances on, or there has been an emission of waste or hazardous substances from, a property now or previously owned, occupied or made use of by a past or present member of the wider Raven Mount Group which would be likely to give rise to any material liability (whether actual or contingent) on the part of any member of the wider Raven Mount Group;

(e) that there is a material liability (whether actual or contingent) to make good, repair, reinstate or clean-up any property now or previously owned, occupied or made use of by a past or present member of the wider Raven Mount Group under any environmental legislation, regulation or order of any Authority;

(f) that circumstances exist (whether as a result of the making of the Offer or otherwise) which would be likely to lead to any Authority instituting, or as a result of which a member of the wider Raven Russia Group or a present or past member of the wider Raven Mount Group would be likely to be required to institute, an environmental audit or to take other steps which would in any such case be likely to result in an actual or contingent material liability to make good, repair, reinstate, or clean up property now or previously owned, occupied or made use of by a member of the wider Raven Mount Group; or

(g) that circumstances exist as a result of which a person or class of persons would be likely to have a claim in respect of a product or process of manufacture or materials used in them now or previously manufactured, sold or carried out by a past or present member of the wider Raven Mount Group which would be likely materially and adversely to affect a member of the wider Raven Mount Group, and for the purposes of this paragraph 1.9 a person shall be deemed to own or have owned property if it has or had (as the case may be) any interest in it.

2. Raven Russia reserves the right to waive, in whole or in part, all or any of paragraphs 1.3 to paragraph 1.9 inclusive. Paragraphs 1.2 to paragraph 1.9 inclusive must be satisfied as at, or waived on or before, the 21st day after the later of the First Closing Date and the date on which paragraph 1.1 is fulfilled (or in each such case such later date as the Panel may agree). Raven Russia shall, however, be under no obligation to waive or treat as fulfilled any of paragraphs 1.2 to paragraph 1.9 inclusive that has not been fulfilled by a date earlier than the latest date specified above for its satisfaction notwithstanding that the other conditions of the Offer may at such earlier date have been fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

3. If Raven Russia is required by the Panel to make an offer or offers for Raven Mount Shares under the provisions of Rule 9 of the City Code, Raven Russia may make such alterations to the conditions as are necessary to comply with the provisions of that rule.

4. The Offer will lapse if, before 1.00 p.m. on the First Closing Date or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later, the acquisition by Raven Russia of Raven Mount is either referred to the Competition Commission or results in the European Commission, pursuant to Council Regulation (EC) 139/2004, initiating proceedings under article 6(1)(c) or making a referral to a competent authority of the United Kingdom under article 9(1).

CERTAIN FURTHER TERMS OF THE OFFER

5. The Offer will comply with the City Code and will be governed by and construed in accordance with English law. The English courts will have exclusive jurisdiction for determining any matter which may arise under or in connection with any such contract.

6. The Raven Mount Shares will be acquired by Raven Russia fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date on which the Offer becomes or is declared unconditional. On accepting the Offer, each Raven Mount Shareholder foregoes all rights to any future dividend or undeclared dividends or other returns of capital of Raven Mount.

Under Rule 13.4 of the City Code, an offeror should not invoke any condition or pre-condition of an offer so as to cause an offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of that offer. The acceptance condition is not subject to Rule 13.4.

PART 2

FURTHER TERMS OF THE OFFER

The following further terms and conditions apply to the Offer.

Unless the context requires otherwise, any reference in Part 2, Part 3 or Part 4 of this Appendix 1 and in the Form of Acceptance:

(a) to the "**Offer**" includes any revision, variation, renewal or extension of the Offer;

(b) to the "**90 per cent. acceptance condition**" or "**acceptance condition**" means the condition set out in paragraph 1.1 of Part 1 of this Appendix 1;

(c) to the "**Offer becoming unconditional**" means the acceptance condition set out in Part 1 of this Appendix 1 becoming or being declared satisfied or otherwise waived and references to the Offer having become or not become unconditional shall be construed accordingly;

(d) to "**acceptances of the Offer**" includes deemed acceptances of the Offer; and

(e) to the "**Offer Period**" means, in relation the Offer, the period commencing on 17 February 2009, being the date of the 2.4 Announcement, until the latest of:

    (i) 1.00 p.m. (London time) on the First Closing Date;

    (ii) the time and date when the Offer lapses; and

    (iii) the time and date when the Offer becomes unconditional.

1. ACCEPTANCE PERIOD

1.1 The Offer will initially be open for acceptance until 1.00 p.m. (London time) on the First Closing Date. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 calendar days (or such other period as the Panel may permit) from the date on which written notification of the revision is posted to Raven Mount Shareholders. Except with the Panel's consent, no revision of the Offer may be made or posted after 2 June 2009 or, if later, the date falling 14 calendar days before the last date on which the Offer can become unconditional.

1.2 The Offer, whether revised or not, shall not (except with the Panel's consent) be capable of becoming unconditional after midnight on 16 June 2009 (or any earlier time and/or date beyond which Raven Russia has stated that the Offer will not be extended unless Raven Russia has, where permitted, withdrawn that statement or extended the Offer beyond the stated earlier date), nor of being kept open for acceptance after that time and date unless it has previously become unconditional, provided that Raven Russia reserves the right, with the Panel's consent, to extend the Offer to a later time(s) and/or date(s).

Except with the consent of the Panel, Raven Russia may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received, or purchases of Raven Mount Shares made after 1.00 p.m. on 16 June 2009 (or any earlier time and/or date beyond which Raven Russia has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) and/or such late time(s) and/or date(s) as Raven Russia may, with the permission of the Panel, decide. For the purposes of the acceptance condition, if the Offer is extended beyond midnight on 16 June 2009, acceptances received by the Receiving Agent after 1.00 p.m. on the relevant date may (except where the City Code otherwise permits) only be taken into account with the consent of the Panel.

1.3 If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 calendar days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of Raven Russia that the Offer will remain open until further notice, then not less than 14 calendar days' notice in writing will be given, before closing the Offer, to those Raven Mount Shareholders who have not accepted the Offer.

1.4 If a competitive situation arises after Raven Russia has given a "no extension" statement or a "no increase" statement (as referred to in the City Code), Raven Russia may (if it has specifically reserved the right to do so at the time such statement was made or otherwise with the consent of the Panel) withdraw such statement and be free to revise or extend the Offer if it complies with the requirements of the Code and, in particular if:

(a) it announces such withdrawal as soon as possible and, in any event, within four business days after the announcement of the competing offer and it gives notice to Raven Mount Shareholders to that effect in writing as soon as practicable thereafter or, in the case of Raven Mount Shareholders with a registered address outside of the United Kingdom or whom Raven Russia knows to be nominees, custodians or trustees holding Raven Mount Shares for such persons, by announcement in the United Kingdom; and

(b) any Raven Mount Shareholders who accepted the Offer after the date of the "no extension" and/or "no increase" statement are given a right of withdrawal in accordance with paragraph 3.3 of this Part 2.

Raven Russia may choose not to be bound by the terms of a "no increase" or "no extension" statement if, having reserved the right to do so at the time such statement is made, it posts an increased or improved offer which is recommended for acceptance by the Board or in other circumstances permitted by the Panel.

1.5 If a competitive situation arises (as determined by the Panel) and is continuing on 16 June 2009, Raven Russia will enable holders of Raven Mount Shares in uncertificated form who have not already validly accepted the Offer but who have previously accepted the competing offer to accept the Offer by special form of acceptance to take effect on 16 June 2009 (or such later date to which the Offer may be extended with the consent of the Panel). It shall be a condition of such special form of acceptance being a valid acceptance of the Offer that: (i) it is received by the Receiving Agent on or before 16 June 2009 (or such later date as may be agreed by the Panel); (ii) the relevant Raven Mount Shareholder shall have applied to withdraw his acceptance of the competing offer but that the Raven Mount Shares to which such withdrawal relates shall not have been released from the escrow before 16 June 2009 by the escrow agent to the competing offer; and (iii) the Raven Mount Shares to which the special form of acceptance relates are not transferred on or before 16 June 2009 (or such later date as may be agreed by the Panel) but an undertaking is given that they will be so transferred as soon as possible thereafter. Shareholders wishing to use such special forms of acceptance should apply to the Receiving Agent, Capita Registrars, on 0871 664 0321 or, if telephoning from outside the UK, on +44 20 8639 3399 on the Business Day preceding 16 June 2009 (or such later date as may be agreed with the Panel) in order that such forms can be dispatched. Calls to Capita Registrars 0871 664 0321 number are charged at 10 pence per minute (including VAT) plus any of your service provider's network extras. Calls to Capita Registrars +44 20 8639 3399 number from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored randomly for security and training purposes. Capita Registrars cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. Notwithstanding the right to use such special form of acceptance, holders of Raven Mount Shares in uncertificated form may not

use a Form of Acceptance (or any other purported acceptance form) for the purpose of accepting the Offer in respect of such Raven Mount Shares.

1.6 Raven Russia may if it has reserved the right to do so at the time such statement was made (or otherwise with consent of the Panel) and Raven Mount makes an announcement of the kind referred to in Rule 31.9 of the City Code after 26 May 2009, choose not to be bound by a "no increase" or a "no extension" statement and revise or extend the Offer with the consent of the Panel, provided that Raven Russia complies with the requirements of the City Code and in particular that notice of this effect is given as soon as possible (and in any event within four Business Days of the date of Raven Mount's announcement) and Raven Mount Shareholders are informed in writing at the earliest opportunity.

Raven Russia, for the purposes of determining whether or not the acceptance condition has been satisfied, will not be bound (unless otherwise required by the Panel) to take into account any subscription or conversion rights exercised before that determination takes place unless written notice is received by the Receiving Agent on behalf of Raven Russia at the address specified in paragraph 3.1 below of this Part 2 before that time. Notification by telex or facsimile or other electronic means will not be sufficient notice for that purpose.

2. ANNOUNCEMENTS

2.1 Without prejudice to paragraph 3.1 of this Part 2 below, by 8.00 a.m. on the Business Day (the "**relevant day**") following the day on which the Offer is due to expire or become unconditional or is revised or extended, as the case may be (or such later time(s) or date(s) as the Panel may agree), Raven Russia will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will also state (unless otherwise permitted by the Panel):

(a) the number of Raven Mount Shares (as nearly as practicable) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting in concert with Raven Russia or in respect of Raven Mount Shares which were subject to an irrevocable commitment or a letter of intent procured by Raven Russia or any of its Associates);

(b) details of any relevant securities of Raven Mount in which Raven Russia or any other person acting in concert with it has an interest or in respect of which he has a right to subscribe, in each case specifying the nature of the interests or rights concerned. Similar details of any short positions (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, will also be stated;

(c) details of any relevant securities of Raven Mount in respect of which Raven Russia or any of its Associates has an outstanding irrevocable commitment or letter of intent; and

(d) details of any relevant securities of Raven Mount which Raven Russia or any person acting in concert with it has borrowed or lent, save for any borrowed shares which have been either on-lent or sold,

and will specify the percentage of each class of relevant securities of Raven Mount represented by each of these figures. Any such announcement shall include a prominent statement of the total number of Raven Mount Shares which Raven Russia may count towards the satisfaction of its acceptance condition and will specify the percentage of Raven Mount Shares represented by this figure.

2.2 Any decision to extend the time and/or date by which the conditions have to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (as defined in paragraph 2.1 of this Part 2) or such later time(s) and/or date(s) as the Panel may agree. The announcement will state the next expiry date unless the Offer is then unconditional, in which case a statement may instead be made that the Offer will remain open until further notice. In computing the number of Raven Mount Shares which Raven Russia may count towards satisfaction of the acceptance condition, there may, at the discretion of Raven Russia, be included or excluded for announcement purposes acceptances and purchases which are not complete in all respects or are subject to verification.

2.3 In this Appendix 1, references to the making of an announcement or the giving of notice by or on behalf of Raven Russia include the release of an announcement by public relations consultants to the press and the delivery by hand or telephone or telex or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service (unless otherwise agreed by the Panel).

2.4 Without limiting the manner in which Raven Russia may choose to make any public statement and subject to Raven Russia's obligations under applicable law and the City Code, Raven Russia will have no obligation to publish, advertise or otherwise communicate any such public announcement other than making a release to a Regulatory Information Service.

3. WITHDRAWAL RIGHTS

3.1 If Raven Russia, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (as defined in paragraph 2.1 of this Part 2 of Appendix 1) (or such later time(s) and/or date(s) as the Panel may agree) with any of the other requirements specified in paragraph 2.1 of this Part 2, an accepting Raven Mount Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Offer by written notice given by hand or by post to the Receiving Agent, or by hand only (during normal business hours) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU. Alternatively, in the case of Raven Mount Shares in uncertificated form, withdrawals can also be effected in the manner set out in paragraph 3.5 of this Part 2. Subject to paragraph 1.2 of this Part 2 of Appendix 1, this right of withdrawal may be terminated not less than eight days after the relevant day by Raven Russia confirming, if that be the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2.1 of this Part 2 of Appendix 1. If any such confirmation is given, the first period of 14 days referred to in paragraph 1.3 of this Part 2 of Appendix 1 will run from the date of such confirmation and compliance.

3.2 If by 1.00 p.m. on 29 May 2009 (or such later time(s) and/or date(s) as the Panel may agree) the Offer has not become unconditional, an accepting Raven Mount Shareholder may withdraw his acceptance at any time thereafter by written notice in the manner referred to in paragraph 3.1 of this Part 2 (or, in the case of Raven Mount Shares held in uncertificated form, in the manner set out in paragraph 3.5 of this Part 2) before the earlier of (i) the time when the Offer becomes unconditional as to acceptances, and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1.1 of this Part 2.

3.3 If a "no extension" statement and/or a "no increase" statement has been withdrawn in accordance with paragraph 1.4 of this Part 2, any Raven Mount Shareholder who accepts the Offer after the date of such a statement may withdraw his acceptance thereafter by written notice in the manner referred to in paragraph 3.1 of this Part 2 (or, in the case of Raven Mount Shares held in uncertificated form, in the manner set out in paragraph 3.5 of this Part 2), not later than the eighth day after the date on which notice of such withdrawal is posted to Raven Mount Shareholders.

3.4 In this paragraph 3, "**written notice**" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Raven Mount Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment is produced with the notice in a form reasonably satisfactory to Raven Russia). Telex, facsimile or other electronic transmissions or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Raven Russia, its advisers or agents to have been sent from, a Prohibited Territory or a person from or a Prohibited Territory will be treated as valid.

3.5 In the case of Raven Mount Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraph 3.1, 3.2 or 3.3 of this Part 2, an accepting Raven Mount Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST sponsored member, procuring that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(a) the number of Raven Mount Shares to be withdrawn, together with their ISIN number (this is GB00B3CRHN14);

(b) the member account ID of the accepting shareholder, together with his participant ID;

(c) the member account ID of the Escrow Agent included in the relevant Electronic Acceptance, together with Escrow Agent's participant ID;

(d) the CREST transaction ID of the Electronic Acceptance to be withdrawn;

(e) the standard delivery instruction with priority 80;

(f) the intended settlement date for the withdrawal; and

(g) the corporate action number for the Offer.

Any such withdrawal will be conditional upon the Receiving Agent verifying that the withdrawal request is validly made. Accordingly, the Receiving Agent will on behalf of Raven Russia reject or accept the withdrawal by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

3.6 Except as provided for in this paragraph 3 of this Part 2 or otherwise permitted by Raven Russia, acceptance under the Offer shall be irrevocable.

4. REVISED OFFERS

4.1 In this paragraph, unless the contrary is expressed, the expression the "**Offer**" shall, and shall be deemed to, mean and include the Offer and/or all or any alternative forms of consideration to be given under or pursuant to the Offer and/or all or any alternative form(s) of consideration.

4.2 Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised, (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) (which Raven Russia reserves the right to do) and any such revision represents, on the date on which such revision is announced (on such basis as Raven Russia may consider appropriate) an improvement or no diminution in the value of the consideration of the Offer as so revised compared with the value of the consideration or terms previously offered, or in the overall value received and/or retained by a Raven Mount Shareholder (under or in consequence of the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 4, 5 and 6 of this Part 2, be made available to any Raven Mount Shareholder who has validly accepted the Offer in its original

or any previously revised form(s) and who has not validly withdrawn such acceptance (hereinafter called a "**Previous Acceptor**"). The acceptance of the Offer by or on behalf of a Previous Acceptor (in its original or any previously revised form(s)) shall, subject as provided in paragraphs 4, 5 and 6 of this Part 2, be deemed to be an acceptance of the Offer as so revised and shall also constitute the separate appointment of Raven Russia and/or any director of Raven Russia and/or Numis and/or any director of Numis as his attorney and/or agent with authority:

(a) to accept any such revised Offer on behalf of such Previous Acceptor;

(b) if such revised Offer includes any alternative forms of consideration, to make such elections for and/or accept such alternative forms of consideration on his behalf in such proportions as such attorney and/or agent in his absolute discretion thinks fit; and

(c) to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and to do all such things (if any) as may be required to give full effect to such acceptances and/or elections.

In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

4.3 Subject to paragraphs 4.4 and 4.5 of this Part 2, the powers of attorney and authorities conferred by this paragraph 4 and any acceptance of a revised Offer and/or any alternative or election(s) pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 of this Part 2 and duly and validly does so.

4.4 The deemed acceptances or elections referred to in paragraph 4.2 of this Part 2 shall not apply, and the exercise of powers of attorney and authorities conferred by that paragraph shall be ineffective, to the extent that a Previous Acceptor:

(a) in respect of Raven Mount Shares in certificated form, lodges with the Receiving Agent, within 14 days of the posting of the document containing the revised Offer and/or any revised or other alternative, a Form of Acceptance in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner than that set out in his original or any other previous acceptance; or

(b) in respect of Raven Mount Shares in uncertificated form, sends (or, if a CREST sponsored member, procures that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied.

Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i) the number of Raven Mount Shares in respect of which the changed election is made, together with their ISIN number (this is GB00B3CRHN14);

(ii) the member account ID of the Previous Acceptor, together with his participant ID;

(iii) the member account ID of the Escrow .Agent included in the relevant Electronic Acceptance, together with the Escrow Agent's participant ID;

(iv) the CREST transaction ID of the Electronic Acceptance in respect of which the election is to be changed;

(v) the intended settlement date for the changed election;

(vi) the standard delivery instruction with priority 80;

(vii) the corporate action number for the Offer; and

(viii) and, in order that the desired change of election can be effected, must include the member account ID of the Escrow Agent relevant to the new election.

Any such change of election will be conditional upon the Receiving Agent verifying that the request is validly made. Accordingly the Receiving Agent will on behalf of Raven Russia reject or accept the requested change of election by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

4.5 The deemed acceptance or elections referred to in paragraph 4.2 of this Part 2 shall not apply, and the powers of attorney and authorities conferred by that paragraph shall not be exercised, if as a result thereof, the Previous Acceptor would (on such basis as Raven Russia may consider appropriate) thereby receive and/or retain (as appropriate) under or in consequence of the Offer and/or any alternative pursuant thereto as revised or otherwise less in aggregate in consideration under the revised Offer than he would have received in aggregate in consideration as a result of acceptance of the Offer and/or any alternative pursuant thereto in the form in which it was previously accepted and/or elected for by him or on his behalf (unless such previous acceptor has previously agreed in writing to receive less in aggregate consideration). The authorities conferred by paragraph 4.2 of this Part 2 shall not be exercised in respect of any election available under any revised Offer save in accordance with this paragraph 4.

4.6 Raven Russia and Numis reserve the right to treat an executed Form of Acceptance or TTE instruction (in respect of the Offer in its original or any previously revised form(s)) which is received (or dated) on or after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or where applicable, a valid election for or acceptance of any of the alternative form or forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 4.2 of this Part 2, mutatis mutandis, on behalf of the relevant Raven Mount Shareholder.

5. GENERAL

5.1 Except with the Panel's consent, the Offer will lapse unless all the conditions have been satisfied or (if capable of waiver) waived or, where appropriate, has been determined by Raven Russia in its reasonable opinion to be or remain satisfied in each case by midnight on 16 June 2009 or by midnight on the date which is 21 days after date on which the Offer becomes unconditional, whichever is the later, or such later date(s) as Raven Russia may, with the Panel's consent, decide. If the Offer lapses for any reason, then it shall cease to be capable of further acceptance and Raven Russia and Raven Mount Shareholders shall cease to be bound by acceptances received on or before the date on which the Offer lapses.

5.2 The Offer will lapse if the Acquisition is referred to the Competition Commission before 1.00 p.m. (London time) on the First Closing Date or the date when the Offer becomes unconditional, whichever is the later.

5.3 No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificates or other documents will be given. All communications, notices, certificates, documents of title, other documents and remittances to be delivered by or sent to or from Raven Mount Shareholders (or their designated agent(s)) or as otherwise directed will be

delivered by or sent to or from such Raven Mount Shareholders (or their designated agent(s)) at their risk.

5.4 All references in this document and in the Form of Acceptance to the First Closing Date, shall (except in the definition of Offer Period and where the context otherwise requires), if the expiry date of the Offer shall be extended, be deemed to refer to the expiry date of the Offer as so extended.

5.5 Except with the Panel's consent, settlement of the consideration to which any Raven Mount Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Raven Russia may otherwise be, or claim to be, entitled as against such Raven Mount Shareholders and will be effected in the manner described in this document. No consideration will be sent to an address in a Prohibited Territory.

5.6 The offer is made by means of this document on 17 April 2009 and is capable of acceptance after that time and from that date. The Offer is made by means of this document. Copies of this document, the Prospectus Equivalent Document and the Form of Acceptance and any related documents are available from the Receiving Agent at the addresses set out in paragraph 3.1 of this Part 2 from that time.

5.7 Without prejudice to any other provision of this Part 2 of Appendix 1, Raven Russia reserves the right to treat acceptances of the Offer as valid if received by or on behalf of it at any place or places otherwise than as stated herein or in the Form of Acceptance.

5.8 The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. The provisions of this Appendix 1 shall be deemed to be incorporated in and form part of each Form of Acceptance. Words and expressions defined in this document have the same meaning when used in the Form of Acceptance, unless the context otherwise requires.

5.9 The Offer, all acceptances of it and all elections pursuant to it, the Form of Acceptance and Electronic Acceptances, all contracts made pursuant to the Offer, all actions taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Raven Mount Shareholder and Raven Russia, or the Receiving Agent shall be governed by and interpreted in accordance with English Law.

(a) Execution of a Form of Acceptance or the making of an Electronic Acceptance by or on behalf of a Raven Mount Shareholder will constitute his agreement that the Courts of England are (subject to paragraph 5.9(b) of this Part 2) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationship established by the Offer and the Form of Acceptance or the Electronic Acceptance or otherwise arising in connection with the Offer and the Form of Acceptance or the Electronic Acceptance, and for such purposes that he irrevocably submits to the jurisdiction of the English Courts.

(b) Execution of a Form of Acceptance or the making of an Electronic Acceptance by or on behalf of a Raven Mount Shareholder will constitute his agreement that the agreement in paragraph 5.9(a) of this Part 2 is included for the benefit of Raven Russia, and accordingly, notwithstanding the exclusive agreement in paragraph 5.9(a) of this Part 2, Raven Russia, shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the accepting Raven Mount Shareholder irrevocably submits to the jurisdiction of the courts of any such country.

5.10 Any omission or failure to despatch this document or the Form of Acceptance or any other document relating to the Offer or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. Subject to paragraph 6 of this Part 2, the Offer extends to any such person and to all Raven Mount Shareholders to whom this document, the Form of Acceptance and any related documents may not be dispatched and who may not receive such documents, and such persons may collect copies of those documents from the Receiving Agent at the address set out in paragraph 3.1 of this Part 2.

5.11 If the Offer does not become unconditional in all respects or lapses:

(a) in respect of Raven Mount Shares held in certificated form, Forms of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other methods as the Panel may approve) within 14 calendar days of the Offer lapsing, at the risk of the Raven Mount Shareholders concerned, to the person or agent whose name and address is set out in the relevant Box of the Form of Acceptance or, if none is set out, to the first named holder at his registered address; and

(b) in respect of Raven Mount Shares held in uncertificated form, the Receiving Agent will, immediately after the Offer lapses (or within such longer period as the Panel may permit, not exceeding 14 calendar days of the lapsing of the Offer), give TFE instructions to Euroclear to transfer all Raven Mount Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Raven Mount Shareholders concerned.

5.12 All the powers of attorneys, appointments as agent and authorities on the terms conferred by or referred to in this Appendix 1 or in the Form of Acceptance are given by way of security for the performance of the obligations of the Raven Mount Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with Section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part 2 and duly and validly does so.

5.13 Without prejudice to any other provisions of this Part 2, Raven Russia, and the Receiving Agent reserve the right to treat acceptance of the Offer as valid if not entirely in order or not accompanied by the relevant TTE instruction or (as applicable) relevant share certificate(s) and/or other document(s) of title or if received by or on behalf of any of them at any place or places or in any manner determined by any of them otherwise than as set out in this document or, in respect of Raven Mount Shares held in certificated form, in the Form of Acceptance.

5.14 The Offer extends to those persons not resident in the United Kingdom to whom this document, the Prospectus Equivalent Document, the Form of Acceptance and any related documents may not be despatched or by whom any such documents may not to received. Any such persons may collect copies of those documents from Numis at The London Stock Exchange Building, 10 Paternoster Square, London EC4M 7LT, or from the Receiving Agent at the address set out above. Raven Russia and Numis reserve the right to notify any matter (including the making of the Offer) to all or any Raven Mount Shareholder(s): with (i) registered addresses outside the UK; or (ii) whom Raven Russia know to be nominees, trustees or custodians for such Raven Mount Shareholder(s) with registered addresses outside the UK by announcement or paid advertisement in any daily newspaper published and circulated in the UK, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such Raven Mount Shareholders to

receive or see such notice. All references in this document to "**notice in writing**" (other than in paragraph 3 of this Part 2) shall be construed accordingly.

5.15 All references in this Appendix 1 to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date of this document).

5.16 In relation to any acceptance of the Offer in respect of a holding of Raven Mount Shares which are in uncertificated form, Raven Russia reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the Panel's consent.

5.17 For the purpose of this document, the time of receipt of a TTE instruction, and ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

5.18 If sufficient acceptances are received and the Offer becomes unconditional in all respects Raven Russia intends to apply the provisions of sections 974 and 991 (inclusive) of the Companies Act 2006 to acquire compulsorily any outstanding Raven Mount Shares to which the Offer relates and to apply for the cancellation of Raven Mount's listing on AIM.

5.19 Notwithstanding the right reserved by Raven Russia to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificates (and/or other documents of title) or the related transfer to escrow not having been settled, except as otherwise agreed by the Panel:

(a) an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of note 4 and, if applicable, Note 6 to Rule 10 of the City Code are satisfied in respect of it;

(b) a purchase of Raven Mount Shares by Raven Russia or any person acting in concert with it or its or their notice(s) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it; and

(c) before the Offer becomes unconditional, the Receiving Agent must have issued a certificate to Raven Russia stating that the number of Raven Mount Shares in respect of which acceptances have been received and the number of Raven Mount Shares otherwise acquired (whether before or during the Offer Period) which comply with the provisions of Note 4 of Rule 10 and Note 5 of Rule 10 respectively of the City Code (and in each case, if appropriate, Note 6 of Rule 10 of the City Code), and of this paragraph. Copies of such certificate will be sent to the Panel and Numis as soon as possible after it is issued.

5.20 The relevant Raven Mount Shares which are the subject of the Offer will be acquired free from all liens, charges, equitable interests and encumbrances, with full title guarantee, and together with all rights now or subsequently attached to them, including the right to receive all dividends and other distributions, if any, declared, made or paid in respect of them on or after the date of the Offer.

6. OVERSEAS SHAREHOLDERS

6.1 The making of the Offer in, or to persons resident in, or to nationals or citizens of, jurisdictions outside the United Kingdom or to nominees of, or custodians or trustees for such persons ("**Overseas Shareholders**") may be prohibited or affected by the laws of the

relevant jurisdictions. Holders of Raven Mount Shares who are Overseas Shareholders should inform themselves about and observe any applicable legal requirements. No person receiving a copy of this document and/or a Form of Acceptance in any jurisdiction other than the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event use such Form of Acceptance if, in the relevant jurisdiction, such invitation or offer cannot lawfully be made to him or such Form of Acceptance cannot lawfully be used without contravention of any relevant or other legal requirements. In such circumstances, this document and/or Form of Acceptance are sent for information only. It is the responsibility of such Overseas Shareholder receiving a copy of this document and/or Form of Acceptance and wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required, or compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or other payments by whomsoever payable and Raven Russia (and any person acting on behalf of Raven Russia) shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties as such person may be required to pay.

If you are an Overseas Shareholder and you are in any doubt about your position, you should consult your independent professional adviser in the relevant jurisdiction.

6.2 In particular, the Offer is not being made, directly or indirectly, in or into, and is not capable of acceptance in or from a Prohibited Territory. In addition, the Offer is not being, and will not be, made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of a Prohibited Territory and the Offer is not be capable of acceptance by any such use, means, instrumentality or facilities or from within a Prohibited Territory. Accordingly, copies of this document are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from a Prohibited Territory.

Persons receiving such documents (including without limitation, custodians, trustees and nominees) must not mail or otherwise forward, distribute or send them, directly or indirectly, in, into or from a Prohibited Territory or use a Prohibited Territory mail or any such means or instrumentality or facility for any purpose, directly or indirectly, in connection with the Offer. Doing so may invalidate any purported acceptance of the Offer. Persons wishing to accept the Offer must not use such mails or any such means or instrumentality or facility directly for any purpose directly or indirectly related to acceptance of the Offer.

Envelopes containing a Form of Acceptance, evidence of title or any other document relating to the Offer should not be postmarked in or otherwise despatched from a Prohibited Territory and all accepting Raven Mount Shareholders must provide addresses outside a Prohibited Territory for the remittance of cash or for the return of the Form of Acceptance, share certificates and/or other document(s) of title.

6.3 If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Prospectus Equivalent Document, the Form of Acceptance or any related offering documents in, into or from a Prohibited Territory or uses the mails or any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a national securities

exchange of a Prohibited Territory in connection with such forwarding, such person should:

(a) inform the recipient of such fact;

(b) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(c) draw the attention of the recipient to this paragraph 6.

6.4 A Raven Mount Shareholder may be deemed not to have validly accepted the Offer if:

(a) he puts "Yes" in Box 4 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (b) of Part 3 of this Appendix 1; or

(b) having completed the Form of Acceptance with a registered address in a Prohibited Territory or having a registered address in a Prohibited Territory he does not insert in Box 5 of the Form of Acceptance the name and address of a person or agent outside the Prohibited Territories to whom he wishes the consideration to which he is entitled under or pursuant to the Offer to be sent; or

(c) he inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in a Prohibited Territory to whom he wishes the consideration to which he is entitled under or pursuant to the Offer to be sent; or

(d) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to Raven Russia or its agents to have been sent from a Prohibited Territory; or

(e) he makes a Restricted Escrow Transfer pursuant to paragraph 6.7 below unless he also makes a related Restricted ESA instruction which is accepted by the Receiving Agent.

6.5 Raven Russia reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (b) of Part 3 or (as the case may be) Part 4 of this Appendix 1 could have been truthfully given by the relevant Raven Mount Shareholder and, if such investigation is made, and as a result, Raven Russia cannot satisfy itself that such representations and warranties were true and correct, such acceptance shall not be valid. Raven Russia will not issue the New Preference Shares and/or the New Warrants or authorise the delivery of any documents of title in respect of New Preference Shares and/or New Warrants in, into or from a Prohibited Territory or to any person:

(a) who is, or who Raven Russia has reason to believe is, a person or resident in a Prohibited Territory; or

(b) who is unable or fails to give the representation and warranties set out in paragraph (b) of Part 3 (as the case may be) Part 4 of this Appendix 1; or

(c) with a registered address in a Prohibited Territory.

Any acceptance of the Offer by Raven Mount Shareholders who are unable to give the representations and warranties set out in paragraph (b) of Part 3 or Part 4 of this Appendix 1 is liable to be disregarded.

6.6 Raven Russia reserves the right, in its absolute discretion, to treat any acceptance as invalid if it believes that such acceptance may violate applicable legal or regulatory requirements.

6.7 If a Raven Mount Shareholder holding Raven Mount Shares in uncertificated form cannot give the warranties set out in paragraph (b) of Part 4 of this Appendix 1, but nevertheless can provide evidence satisfactory to Raven Russia that he can accept the Offer in compliance with all relevant legal and regulatory requirements, he may only purport to accept the Offer by sending (or if a CREST sponsored member, procuring that this CREST sponsor sends) both:

(a) a TFE instruction to a designated escrow balance detailed below (a "**Restricted Escrow Transfer**"); and

(b) one or more valid ESA instructions (a "**Restricted ESA instruction**") which specify the form of consideration which he wishes to receive (consistent with the alternatives offered under the Offer).

Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and Raven Russia decides, in its absolute discretion, to exercise its right described in paragraph 6.8 of Part 2 of this Appendix 1 to waive, vary or modify the terms of the Offer relating to Overseas Shareholders, to the extent required to permit such acceptance to be made, in each case during the acceptance period set out in paragraph 1(a) of Part 2 of this Appendix 1. If Raven Russia accordingly decides to permit such acceptance to be made, the Receiving Agent will, on behalf of Raven Russia, accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, the Receiving Agent will, on behalf of Raven Russia, reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(i) the ISIN number for the Raven Mount Shares. This is GB00B3CRHN14;

(ii) the number of Raven Mount Shares in uncertificated form in respect of which the Offer is to be accepted;

(iii) the Member Account ID and Participant ID of the Raven Mount Shareholder;

(iv) the Participant ID of the Escrow Agent (this is RA10) and its Member Account ID specific to the Restricted Escrow Transfer (this is RESTRICT);

(v) the intended settlement date. This should be as soon as possible and in any event not later than 1.00 p.m. (London time) on the First Closing Date;

(vi) the corporate action number for the Offer allocated by Euroclear;

(vii) input with a standard delivery instruction priority of 80; and

(viii) the contact name and telephone number inserted in the shared note file.

Each Restricted ESA instruction must, in order for it to be valid and settle, include the following details:

(ix) the ISIN number for the Raven Mount Shares. This is GB00B3CRHN14;

(x) the number of Raven Mount Shares relevant to that Restricted ESA instruction;

(xi) the Member Account ID and Participant ID of the accepting Raven Mount Shareholder;

(xii) the Member Account ID of the Escrow Agent set out in the Restricted Escrow Transfer;

(xiii) the Participant ID and the Member Account ID of the Escrow Agent relevant to the form of consideration required;

(xiv) the CREST transaction ID of the Restricted Escrow Transfer to which the Restricted ESA instruction relates to be inserted at the beginning of the shared note field;

(xv) the intended settlement date. This should be as soon as possible and in any event not later than 1.00 p.m. (London time) on the First Closing Date;

(xvi) input with a standard delivery instruction priority of 80; and

(xvii) the corporate action number for the Offer allocated by Euroclear.

6.8 The provisions and any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Raven Mount Shareholders or on a general basis by Raven Russia in its absolute discretion. Subject thereto, the provisions of this paragraph 6 supersede any terms of the Offer inconsistent with them. References in this paragraph 6 to a Raven Mount Shareholder include references to the person or persons executing a Form of Acceptance or making an Electronic Acceptance and, if more than one person executes the Form of Acceptance or makes an Electronic Acceptance, the provisions of this paragraph 6 shall apply to them jointly and severally.

PART 3

FORM OF ACCEPTANCE

Each Raven Mount Shareholder by whom, or on whose behalf, a Form of Acceptance is executed, irrevocably undertakes, represents, warrants and agrees to and with Raven Russia, Numis and the Receiving Agent (so as to bind him/her, his/her personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance shall constitute an acceptance of the Offer in respect of the number of Raven Mount Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance on and subject to the terms and conditions set out or referred to in this document and that, subject to the rights of withdrawal set out in paragraph 3 of Part 2 of this Appendix 1, each acceptance shall be irrevocable;

(b) (i) that the Raven Mount Shares in certificated form in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching to them, including the right to receive all dividends and other distributions, if any, declared, made or paid after the date of this document;

(ii) that unless "YES" is inserted in Box 4 of the Form of Acceptance, the Raven Mount Shareholder has not received or sent copies of this document, the Form of Acceptance, the Prospectus Equivalent Document or any related offer documents, in, into or from a Prohibited Territory and has not otherwise utilised in connection with the Offer, directly or indirectly, the use of the mail of or of any means or instrumentality (including, without limitation, facsimile machine, telex, telephone or e-mail) of interstate or foreign commerce, or any facilities of a national securities exchange of, a Prohibited Territory was outside a Prohibited Territory when the Form of Acceptance was delivered and at the time of accepting the Offer; and in respect of the Raven Mount Shares to which the Form of Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within a Prohibited Territory and is not acquiring the New Preference Shares and/or New Warrants for purposes of resale directly or indirectly to a person within a Prohibited Territory; and the Form of Acceptance, Offer Document or Prospectus Equivalent Document has not been mailed or otherwise sent in, into or from a Prohibited Territory or signed a Prohibited Territory and the shareholder is accepting the Offer from outside a Prohibited Territory;

(c) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Raven Mount Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of Raven Russia and/or Numis as the shareholder's attorney and/or agent and an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the Raven Mount Shares referred to in paragraphs (a) and (b) of this Part 3 in favour of Raven Russia or another person or persons directed by Raven Russia or its agents and to deliver the form(s) of transfer and/or other document(s) in the attorney's discretion and/or the certificate(s) and/or other document(s) of title relating to the Raven Mount Shares for registration within one month of the Offer becoming unconditional in all respects and to do all other acts and things as may, in the opinion of the attorney, be necessary or expedient

for the purpose of, or in connection with, the acceptance of the Offer pursuant to the Form of Acceptance and to vest in Raven Russia or its nominee the Raven Mount Shares;

(d) that, in relation to Raven Mount Shares in certificated form, the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Raven Mount Shareholder not having validly withdrawn his acceptance, irrevocable authorities and requests:

(i) to Raven Mount or its agents to procure the registration of the transfer of those Raven Mount Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect of them to Raven Russia or as it may direct;

(ii) subject to the provisions of paragraph 3 of Part 2 of this Appendix 1, to Raven Russia or its agents to procure that the name(s) of the Raven Mount Shareholder(s) is/are entered on the register of members of Raven Russia in respect of any New Preference Shares and New Warrants to which the shareholder may be entitled under the Offer, subject to the terms of the Memorandum and Articles of Association of Raven Russia; and

(iii) to Raven Russia or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of Raven Mount in respect of the Raven Mount Shareholder's holding(s) of Raven Mount Shares as if the mandates had been given in respect of its holding of New Preference Shares and/or New Warrants;

(e) that the execution of a Form of Acceptance constitutes an authority to any director of Raven Russia or Numis and/or their respective agents within the terms of paragraph 4 of Part 2 of this Appendix 1;

(f) that, subject to the Offer becoming or being declared unconditional in all respects (or if the Offer will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and pending registration:

(i) Raven Russia shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Raven Mount or of any class of its shareholders) attaching to any Raven Mount Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn; and

(ii) the execution of a Form of Acceptance by a Raven Mount Shareholder in respect of the Raven Mount Shares comprised in the acceptance and in respect of which the acceptance has not been validly withdrawn:

(A) constitutes an authority to Raven Mount from the Raven Mount Shareholders to send any notice, warrant, document or other communication which may be required to be sent to him as a member of Raven Mount to Raven Russia at its registered office;

(B) constitutes an authority to Raven Russia or any director of Raven Russia to sign any consent to short notice on his behalf and/or attend and/or execute a form of proxy in respect of those Raven Mount Shares appointing any person nominated by Raven Russia to attend general meetings and separate class meetings of Raven Mount or its members (or any of them) (and any adjournments of those meetings) and to exercise the votes attaching to those shares on his behalf, where relevant, the votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C) will also constitute the agreement of the Raven Mount Shareholder not to exercise any of those rights without the consent of Raven Russia and the irrevocable undertaking of the Raven Mount Shareholder not to appoint a proxy to attend the general meeting or separate class meeting;

(g) that he will deliver to the Receiving Agent at either of the addresses referred to in paragraph 3.1 of Part 2 of this Appendix 1 his share certificate(s) or other document(s) of title in respect of all Raven Mount Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn held by him, or an indemnity acceptable to Raven Russia in lieu of those documents, as soon as possible and in any event within one month of the Offer becoming unconditional in all respects;

(h) that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of the Form of Acceptance, which shall be read and construed accordingly;

(i) that he will do all acts and things as shall be necessary or expedient to vest the Raven Mount Shares in Raven Russia or its nominee(s) or other persons as it may decide;

(j) that he agrees to ratify each and every act or thing which may be done or effected by Raven Russia or Numis or the Receiving Agent or any director of Raven Russia or any director of Numis or any director of the Receiving Agent or their respective agents or Raven Mount or its agents, as the case may be, in the exercise of any of his powers and/or authorities under this Offer Document;

(k) that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England;

(l) that on execution the Form of Acceptance shall take effect as a deed; and

(m) that if any provision of Part 2 of this Appendix 1 or this Part 3 shall be unenforceable or invalid or shall not operate so as to afford Raven Russia or Numis or the Receiving Agent or any director of any of them the benefit or authority expressed to be given in it, he shall with all practicable speed do all acts and things and execute all documents that may be required to enable Raven Russia and/or Numis and/or the Receiving Agent and/or any director of any of them to secure the full benefits of Part 2 and this Part 3.

References in this Part 3 to a Raven Mount Shareholder shall include references to the person or person(s) executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance, the provisions of this Part 3 shall apply to them jointly and severally.

PART 4

ELECTRONIC ACCEPTANCE

Each Raven Mount Shareholder by whom, or on whose behalf, an Electronic Acceptance is made irrevocably undertakes, represents, warrants and agrees to and with Raven Russia, Numis and the Receiving Agent (so as to bind him/her, his/her personal representatives, heirs, successors and assigns) to the following effect:

(a) that the Electronic Acceptance shall constitute an acceptance of the Offer in respect of the number of Raven Mount Shares in uncertificated form to which a TTE instruction relates on and subject to the terms and conditions set out or referred to in this document and that, subject to the rights of withdrawal set out in paragraph 3 of Part 2 of this Appendix 1, each such acceptance shall be irrevocable;

(b) (i) that the Raven Mount Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including the right to receive all dividends and other distributions, if any, declared, made or paid after the date hereof;

(ii) that such Raven Mount Shareholder has not received or sent copies of this document, the Form of Acceptance, the Prospectus Equivalent Document or any related offer documents, in, into or from a Prohibited Territory and has not otherwise utilised in connection with the Offer, directly or indirectly, the use of the mails of or any means of instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of a Prohibited Territory and was outside a Prohibited Territory at the time of the input and settlement of the relevant TTE instruction(s); and in respect of the Raven Mount Shares to which an Electronic Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within a Prohibited Territory and is not acquiring the New Preference Shares and/or New Warrants for purposes of resale directly or indirectly to a person within the United States or any other Prohibited Territory; and no TTE instruction has been sent from a Prohibited Territory and such shareholder is accepting the Offer from outside a Prohibited Territory;

(c) that the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Raven Mount Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of Raven Russia and/or Numis as such shareholder's attorney and an irrevocable instruction to the attorney to do all such acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in Raven Russia or its nominee the Raven Mount Shares as aforesaid;

(d) that the Electronic Acceptance constitutes the irrevocable appointment of Receiving Agent as Escrow Agent and an irrevocable instruction and authority to the Escrow Agent:

(i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Raven Mount Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Raven Russia or its agents may direct) by means of CREST all or any of the Raven Mount Shares in uncertificated form (but not exceeding the number of Raven Mount Shares in

uncertificated form in respect of which the Offer is accepted or deemed to be accepted); and

(ii) if the Offer does not become unconditional in all respects, to give instructions to Euroclear immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all such Raven Mount Shares to the original available balance of the accepting Raven Mount Shareholder;

(e) that the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Raven Mount Shareholder not having validly withdrawn his acceptance, irrevocable authorities and requests:

(i) to issue any New Preference Shares and/or New Warrants to which such shareholder is entitled in uncertificated form, provided that:

(A) Raven Russia may (if, for any reason, it wishes to do so) determine that all or any of such New Preference Shares and/or New Warrants shall be issued in certificated form; and

(B) if the Raven Mount Shareholder concerned is a CREST member whose registered address is in a Prohibited Territory, any New Preference Shares and/or New Warrants to which such shareholder is entitled shall be issued in certificated form, and in that case, at the risk of such shareholder, any relevant share certificate(s) shall be despatched to the first-named holder at an address outside the Prohibited Territory stipulated by such holder or as otherwise determined by Raven Russia;

(ii) subject the provisions of paragraph 3 of Part 2 of this Appendix, to Raven Russia or its agents to procure that the name(s) of such Raven Mount Shareholder(s) is/are entered on the register of members of Raven Russia in respect of any New Preference Shares and/or New Warrants to which such Raven Mount Shareholder(s) may become entitled under the Offer, subject to the terms of the Memorandum and Articles of Association of Raven Russia; and

(iii) to Raven Russia or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of Raven Mount in respect of such Raven Mount Shareholder's holding(s) of Raven Mount Shares as if such mandates had been given in respect of its holding of New Preference Shares and/or New Warrants;

(f) that the Electronic Acceptance constitutes an authority to any director of Raven Russia or Numis and/or their respective agents within the terms of paragraphs 4 of Part 2 of this Appendix 1.

(g) that, subject to the Offer becoming or being declared unconditional in all respects (or if the Offer will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and pending registration:

(i) Raven Russia shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Raven Mount or of any class of its shareholders) attaching to any Raven Mount Shares in uncertificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn; and

(ii) an Electronic Acceptance by a Raven Mount Shareholder in respect of the Raven Mount Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A) constitutes an authority to Raven Mount from such Raven Mount Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him/her as a member of Raven Mount (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Raven Mount Shares into certificated form) to Raven Russia at its registered office;

(B) constitutes an authority to Raven Russia or any director of Raven Russia to sign any consent to short notice on his behalf and/or attend and/or execute a form of proxy in respect of such Raven Mount Shares appointing any person nominated by Raven Russia to attend general meetings and separate class meetings of Raven Mount or its members (or any of them) (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C) will also constitute the agreement of such Raven Mount Shareholder not to exercise any of such rights without the consent of Raven Russia and the irrevocable undertaking of such Raven Mount Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting;

(h) that if, for any reason, any Raven Mount Shares in respect of which a TTE instruction has been effected in accordance with paragraph 17.2 of the letter from the Chairman of Raven Russia contained in Part II of this document are converted to certificated form, he will (without prejudice to paragraph (g)(ii)(A) of this Part 4) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Raven Mount Shares as so converted to the Receiving Agent at either of the addresses referred to in paragraph 3.1 of Part 2 of this Appendix 1 or to Raven Russia at its registered office or as Raven Russia or its agents may direct; and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part 3 of this Appendix 1 in relation to such Raven Mount Shares;

(i) that, if he accepts the Offer, he will do all such acts and things as shall be necessary or expedient to vest in Raven Russia or its nominee(s) or such other persons as it may decide the Raven Mount Shares aforesaid and all such acts and things as may be necessary or expedient to enable the Receiving Agent to perform its functions as Escrow Agent for the purposes of the Offer;

(j) that he agrees to ratify each and every act or thing which may be done or effected by Raven Russia or Numis or the Receiving Agent or any director of Raven Russia or any director of Numis or any director of the Receiving Agent or their respective agents or Raven Mount or its agents, as the case may be, in the exercise of any of his powers and/or authorities hereunder;

(k) that the making of an Electronic Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Electronic Acceptance, to the jurisdiction of the courts of England;

(l) that, by virtue of the Regulations, the making of an Electronic Acceptance, constitutes an irrevocable power of attorney by the relevant holder of Raven Mount Shares in the terms of all the powers and authorities expressed to be given by this Part 2, Part 4 and (where applicable by virtue of paragraph (h) above) Part 3 of this Appendix 1 to Raven Russia, the Receiving Agent and Numis and any of their respective agents; and

(m) that if any provision of Part 2 or this Part 4 of this Appendix 1 shall be unenforceable or invalid or shall not operate so as to afford Raven Russia or Numis or the Receiving Agent

or any director of any of them the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things to execute all such documents that may be required to enable Raven Russia and/or Numis and/or the Receiving Agent and/or any director of either of them to secure the full benefits of Part 2 and this Part 4.

References in this Part 4 to a Raven Mount Shareholder shall include references to the person or persons making an Electronic Acceptance

APPENDIX 2

PROPERTY VALUATION REPORT ON RAVEN MOUNT



The Directors
Raven Russia Limited
PO Box 522
1 Le Truchot
St. Peter Port
Guernsey, GY1 6EH

Numis Securities Limited
10 Paternoster Square
London EC4M 7LT

Email: nick.jacks@dtz.com
Direct tel: 020 3296 4547
Direct fax: 020 3296 4430

Your ref:
Our ref: NCJ/bm

17 April 2009

Dear Sirs

Valuation of certain property assets to be acquired by Raven Russia Limited ("the Company")

1. INTRODUCTION

In accordance with your instructions which were confirmed in our letter dated 9 February 2009, we have inspected the properties referred to in the attached schedules (the "schedules") in order to advise you of our opinion of the Market Value of the freehold and leasehold interests in each of the properties, (the "Properties"), as at 6 February 2009.

The Properties comprise development projects in various stages of construction.

This Report has been prepared in accordance with Rule 29 of the Takeover Code.

2. INSPECTIONS

The properties were inspected for the purpose of this valuation on 29 January 2009. There were no restrictions to the extent of our inspections.

3. COMPLIANCE WITH RICS VALUATION STANDARDS

We confirm that the valuations have been prepared in accordance with the appropriate sections of the current Practice Statements ("PS"), and United Kingdom Practice Statements ("UKPS") contained within the RICS Valuation Standards, 6th Edition (the "Red Book").

DTZ
48 Warwick Street
London W1B 5NL, England
Tel: +44 (0)20 3296 3000
Fax: +44 (0)20 3296 3200



4. STATUS OF VALUER AND CONFLICTS OF INTEREST

We confirm that we have undertaken the valuations acting as External Valuers, qualified for the purpose of the valuation.

As set out in our letter of 9 February 2009, we have previously carried out a valuation of the property known as The Lakes on behalf of the lender to the current owner. The Bank has confirmed to us that they have no objection to our undertaking a valuation of The Lakes on your behalf and you have confirmed that you are aware of our previous involvement and are content for us to report to you.

You are also aware that we undertook a valuation of the property at College Place, Brackley, Northamptonshire for Raven Mount in 2007 and you have confirmed that you are content for us to report to you in respect of this property. We do not consider that any conflict of interest arises in preparing the advice requested.

5. PURPOSE OF THE VALUATION

We understand that this Valuation Report and Schedules are to be included in an equivalent information document and offer document to be sent to Raven Mount's shareholders. This Valuation Report and Schedules have been produced for the Raven Russia Board to assist them in determining a value for Raven Mount's property portfolio for the purposes of an offer (the "Purpose of this Report").

6. DISCLOSURES REQUIRED UNDER THE PROVISIONS OF UKPS 5.4

6.1 Previous valuations of the properties for the purpose of the Valuation Report

The Properties have not previously been valued by DTZ Debenham Tie Leung for the same purpose as the Purpose of this Valuation Report.

6.2 DTZ's relationship with client

DTZ have not previously carried out any work on behalf of Raven Russia Limited.

6.3 Fee income from Raven Russia Limited

DTZ Debenham Tie Leung is a wholly owned subsidiary of DTZ Holdings plc (the "Group"). In the Group's financial year to 30 April 2008, the proportion of total fees payable by the Company to the total fee income of the Group was less than 5 per cent. We anticipate that this will also be the case in the current financial year.

7. BASIS OF VALUATION

Our opinion of the Market Value of each of the properties has been primarily derived using comparable recent market transactions on arm's length terms.

7.1 Market Value

The value of each of the properties has been assessed in accordance with the relevant parts of the current RICS Valuation Standards. In particular, we have assessed Market Value in accordance with PS 3.2. Under these provisions, the term "Market Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In undertaking our valuations on the basis of Market Value we have applied the conceptual framework which has been settled by the International Valuation Standards Committee and which is included in PS 3.2.

7.2 Taxation and costs

We have not made any adjustments to reflect any liability to taxation that may arise on disposals, nor for any costs associated with disposals incurred by the owner. No allowance

has been made to reflect any liability to repay any government or other grants, taxation allowance or lottery funding that may arise on disposals.

We have made deductions to reflect purchasers' acquisition costs.

8. VAT

The capital valuations and rentals included in this Valuation Report are net of value added tax at the prevailing rate.

9. ASSUMPTIONS AND SOURCES OF INFORMATION

An Assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("Assumption"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a valuer as part of the valuation process. In undertaking our valuations, we have made a number of Assumptions and have relied on certain sources of information. Where appropriate the Company and its advisers have confirmed that our Assumptions are correct so far as they are aware. In the event that any of these Assumptions prove to be incorrect then our valuations should be reviewed. The Assumptions we have made for the purposes of our valuations are referred to below:

9.1 Title

We have not had access to the title deeds of any of the properties.

Save as disclosed by Raven Russia's lawyers, we have made an Assumption that the Properties, with the exception of College Place, Brackley, have good and marketable freehold and leasehold title in each case and that the Properties are free from rights of way or easements, restrictive covenants, disputes or onerous or unusual outgoings. We have also assumed that the properties are free from mortgages, charges or other encumbrances.

Raven Russia's lawyers have informed us that the development at College Place, Brackley is occupied under licence pursuant to the terms of a development agreement with the local authority. Our valuation Assumes that this option to acquire the freehold interest contained in the development agreement is being registered against the freehold title and Raven Russia's lawyers have confirmed that they are satisfied with this position.

Raven Russia's lawyers have informed us that the land at Kelham Riverside Phase 2, which is held on a 999 year lease, can be considered as virtual freehold and there are no onerous or unusual restrictions of dealing or developing the property.

9.2 Condition of structure and services, deleterious materials, plant and machinery and goodwill

Due regard has been paid to the apparent state of repair and condition of each of the properties, but condition surveys have not been undertaken, nor have woodwork or other parts of the structures which are covered, unexposed or inaccessible, been inspected. Therefore, we are unable to report that the properties are structurally sound or free from any defects. We have made an Assumption that the properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects other than such as may have been mentioned in the body of our Valuation Report and any appendices.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious materials have been used in the construction or any alterations, and therefore we cannot confirm that the properties are free from risk in this regard. For the purposes of these valuations, we have made an Assumption that any such investigation would not reveal the presence of such materials in any adverse condition.

We have not carried out an asbestos inspection and have not acted as an asbestos inspector in completing the valuation inspection of properties that may fall within the Control of the Asbestos at Work Regulations 2002. We have not made an enquiry of the duty holder (as defined in the Control of Asbestos of Work Regulations 2002), of the existence of an Asbestos Register or of any plan for the management of asbestos to be made. Where relevant, we have made an Assumption that there is a duty holder, as defined in the Control of Asbestos of Work Regulations 2002 and that a Register of Asbestos and Effective Management Plan is in place, which does not require any immediate expenditure, or pose a significant risk to health, or breach the HSE regulations. We advise that such enquiries be undertaken by a lawyer during normal pre-contract enquiries.

No mining, geological or other investigations have been undertaken to certify that the sites are free from any defect as to foundations. We have made an Assumption that the load bearing qualities of the sites of the properties are sufficient to support the buildings constructed (or to be constructed) thereon. We have also made an Assumption that there are no services on, or crossing the sites in a position which would inhibit development or make it unduly expensive, and that there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the properties.

No tests have been carried out as to electrical, electronic, heating, plant and machinery, equipment or any other services nor have the drains been tested. However, we have made an Assumption that all services, including gas, water, electricity and sewerage, are provided and are functioning satisfactorily.

No allowance has been made in these valuations for any items of plant or machinery not forming part of the service installations of the buildings. We have specifically excluded all items of plant, machinery and equipment installed wholly or primarily in connection with the occupants' businesses. We have also excluded furniture and furnishings, fixtures, fittings, vehicles, stock and loose tools.

Further, no account has been taken in our valuations of any business goodwill that may arise from the present occupation of any of the properties.

In the case of new properties, the construction of which has not been completed, or which have been built within the last ten years, we have made the Assumption that the construction will have been satisfactorily completed and that the properties have been built under the NHBC Build Mark Scheme, Zurich Municipal New Build and Rebuild Schemes or the Premier Guarantee Scheme. Further, we have made an Assumption that all buildings that have been completed recently or are due to be completed shortly, will satisfy all of the various matters discussed above.

It is a condition of DTZ Debenham Tie Leung Limited or any related company, or any qualified employee, providing advice and opinions as to value, that the client and/or third parties (whether notified to us or not) accept that the Valuation Report in no way relates to, or gives warranties as to, the condition of the structure, foundations, soil and services.

9.3 Environmental matters

We have made enquiries of Raven Mount Group plc in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of the sites of the properties and any adjoining sites.

Raven Russia's lawyers have advised us that it has been confirmed to them by Raven Mount's lawyers that all remediation and environmental matters required to be undertaken at the various sites has been completed in accordance with the requirements of the respective local authorities.

The developments at Kelham Riverside Phase 1, Baxter's Print Works, Lewes and College Place, Brackley, are almost complete and Raven Russia's lawyers have informed us that they have been advised by Raven Mount's lawyers that all environmental works required by each local authority have been completed.

In respect of Kelham Riverside Phase 2, we have been provided with extracts of geo technical reports and we have taken the contents of these reports into account when arriving at our opinion of value.

In respect of the development at The Lakes, the land occupied by the proposed development is a former gravel extraction site. Raven Russia's lawyers have informed us that they have obtained confirmation from Raven Mount's lawyers that all environmental and remediation requirements are being adhered to.

Other than specifically noted and drawn to your attention, we have made an Assumption that no contamination or other adverse environmental matters exist in relation to the properties sufficient to affect value. Commensurate with our Assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations than those undertaken by us. If it is subsequently established that contamination exists at any of the properties or on any neighbouring land or that any of the premises have been, or are being, put to any contaminative use then this might reduce the values now reported.

Flooding

The development at The Lakes is in an area close to a flood plain or has a history of flooding. Raven Russia's lawyers have advised that it has been confirmed to them by Raven Mount's lawyers that the Environment Agency are satisfied in respect of work that has been carried out to date at the development regarding flooding.

Raven Russia's lawyers have advised us that the property at Kelham Riverside Phase 1 is in a flood plain and has been affected by flooding in the past.

If any of the properties lie within or close to a flood plain, or have a history of flooding, we have made the Assumption that building insurance is in place regarding flooding and available to be renewed to the current or any subsequent owners of the properties, without payment of an excessive premium or excess.

9.4 Areas

Raven Mount Group plc has provided us with the floor areas of the properties that are relevant to our valuation. As instructed, we have relied on these areas and have not checked them on site. We have made an Assumption that the floor areas supplied to us have been calculated in accordance with the current Code of Measuring Practice, prepared by the Royal Institution of Chartered Surveyors.

9.5 Statutory requirements and planning

Raven Russia's lawyers have advised us that it has been confirmed to them by Raven Mount's lawyers that all of the subject developments have been constructed and are being constructed in accordance with the appropriate planning and building regulation requirements.

Save as disclosed in the reports prepared by Raven Russia's lawyers, we have made an Assumption that the buildings have been constructed in full compliance with valid town planning and building regulations approvals, that where necessary they have the benefit of current Fire Risk Assessments compliant with the requirements of the Regulatory Reform (Fire Safety) Order 2005. Similarly, we have also made an Assumption that the properties are not subject to any outstanding statutory notices as to their construction, use or occupation.

Unless our enquiries have revealed the contrary, we have made a further Assumption that the existing uses of the properties are duly authorised or established and that no adverse planning conditions or restrictions apply.

No allowances have been made for rights, obligations or liabilities arising under the Defective Premises Act 1972, and we have made an Assumption that the properties comply with all relevant statutory requirements.

In England and Wales, the Government has implemented the Energy Performance of Buildings Directive requiring Energy Performance Certificates ("EPC") to be made available for all properties, when bought or sold, subject to certain exemptions. In respect of any of the subject properties which are not exempt from the requirements of this Directive, we have made an Assumption that an EPC is made available, free of charge, to the purchasers of the interests which are the subject of our valuation.

We would draw your attention to the fact that employees of town planning departments now always give information on the basis that it should not be relied upon and that formal searches should be made if more certain information is required. We assume that, if the information given about town planning matters is to be relied upon, Raven Russia's lawyers would be instructed to institute such formal searches.

9.6 **Leasing**

Save as disclosed in the reports prepared by your lawyers, we have Assumed that all of the properties have vacant possession.

9.7 **Information**

We have made an Assumption that the information supplied to us in respect of the Properties is both full and correct.

It follows that we have made an Assumption that details of all matters likely to affect value within your knowledge such as prospective lettings, rent reviews, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

10. PROPERTIES IN THE COURSE OF DEVELOPMENT OR REQUIRING REFURBISHMENT

We have relied upon information relating to construction and associated costs in respect of both the work completed and the work necessary for completion, together with a completion date, as advised to us by Raven Mount.

Unless otherwise referred to in the Valuation Report, our valuation of the completed buildings has been based on an Assumption that all works of construction have been satisfactorily carried out in accordance with the building contract and specifications, current British Standards and any relevant codes of practice. We have also made an Assumption that a duty of care and all appropriate warranties will be available from the professional team and contractors, which will be assignable to third parties.

Current financial market instability

The financial markets have seen significant turbulence over the last year or so resulting in severe liquidity shortages. Lenders have sought to both reduce leverage and to shift to low risk assets.

Against this background buyers of bonds have in the main withdrawn from the market at previous pricing levels resulting in the exit route of many lenders (the CMBS market and securitisation) no longer being available. Such lenders have significantly reduced their lending business at competitive prices leaving only a few "balance sheet lenders". The result has been materially less liquidity. The cost of debt has risen significantly and the quantum of debt as a percentage of loan to value has fallen substantially for all but the best assets.

The turmoil in the credit markets had an immediate effect on the real estate investment market resulting in some transactions failing and/or prices being renegotiated downwards. This has caused a marked reduction in the volume of transactions with activity below the levels of recent years. The renegotiation of agreed prices prior to completion of transactions remains common. Generally, there is greater volatility in the evidence generated by comparable transactions and in these circumstances there is a greater degree of uncertainty than that which exists in a more active and stronger market in forming an opinion of the realisation prices of property assets.

The position has also become more difficult with the recent demise and rescue of several of the major banks and institutions across the globe and the significant injections of equity into the banks by the UK, European and US Authorities. These factors have combined to create further anxiety about future availability of debt finance and movements in the financial and real estate markets, despite the joint efforts to cut interest rates by the US Federal Reserve, The Bank of England and the European Central Bank.

Whereas transaction evidence underpins the valuation process, the definition of Market Value, including the commentary in Practice Statement 3.2.4, requires the valuer to reflect the realities of the current market. In this context valuers must use their market knowledge and professional judgement and not rely only upon historic market sentiment based on historic transactional comparables.

The above situation has lead to a dearth of comparable transactional evidence which has become more acute in recent weeks. Those transactions which have been proceeding have been doing so at a further significant discount to previously established levels leading to further volatility in all property markets.

Therefore, under Guidance Note 5 of the RICS Valuation Standards, we are of the opinion that 'abnormal' market conditions currently prevail and that there is likely to be a greater than usual degree of uncertainty in respect of the figures now reported. Until the number and consistency of comparable transactions increases, this situation is likely to remain.

The Circumstances described above are particularly acute in respect of properties for development purposes. This is due to the adverse impact of current market conditions on the feasibility of many developments and the increasing risk premiums required by providers of finance for all properties and in particular those with impacted by the uncertainty of the development process.

11. VALUATION

We are of the opinion that the aggregate of the Market Values of the freehold and leasehold interests in the properties described in Schedules A, B and C, subject to the Assumptions and comments in this Valuation Report, as at 6 February 2009 is as follows:

£36,820,000
(Thirty-six million eight hundred and twenty thousand pounds)

Please note:

(i) The property described in Schedule A2 is subject to a 50:50 joint venture agreement.

(ii) The Company benefits from a Development Agreement in respect of the property described in Schedule C.

Our opinion of Market Value of those properties at Kelham Riverside Phase 1, Lewes and Brackley represent the aggregate of the Market Value of each of the residential units at these schemes, less costs to complete and any outstanding sums to be paid to the vendor. This is our opinion of the sum that would be achieved, as at the date of valuation, if each of the units were sold individually over a reasonable period of time. It would take many months to dispose of these units, but it is considered reasonable to value on this basis as other flats within the development have already been sold off on an individual basis and we have been advised that it is the Company policy to pursue sales on an individual basis. However, a purchaser acquiring all or a number of units at one

or more of the schemes would require a significant discount from the aggregate vacant possession value. Further, if all of the residential units had to be sold at the valuation date, there would be an element of flooding the market which would depress the individual prices that could be achieved.

We are of the opinion that the aggregate of the Market Values of the freehold and leasehold interests in the properties described in Schedules A, B and C, subject to the Assumptions and comments in this valuation Report, as at 6 February 2009, on the Assumption that the development works have been completed, is as follows:

£211,678,000
(Two hundred and eleven million, six hundred and seventy-eight thousand pounds)

Please note:
The above aggregate Assumes that the freehold interest in the property described in Schedule C has been acquired.

The approximate aggregate cost of completing the developments described in Schedules A, B and C, subject to the Assumptions and comments in this valuation Report, as at 6 February 2009, is estimated to be:

£124,883,000
(One hundred and twenty-four million, eight hundred and eighty-three thousand pounds)

12. CONFIDENTIALITY AND DISCLOSURE

The contents of this Valuation Report and Schedules may be relied upon only by the addressees in connection with the Purpose of this Valuation Report. No reliance may be placed upon the contents of the Valuation Report and Schedules by any party who is not an addressee of this Valuation Report or by an addressee of this Valuation Report for any purpose other than in connection with the Purpose of this Valuation Report. Before this Valuation Report, or any part thereof, is reproduced or referred to, in any document, circular or statement, and before its contents, or any part thereof, are disclosed orally or otherwise to a third party, the valuer's written approval as to the form and context of such publication or disclosure must first be obtained. Such publication or disclosure will not be permitted unless, where relevant, it incorporates the Special Assumptions referred to herein. For the avoidance of doubt such approval is required whether or not DTZ Debenham Tie Leung Limited is referred to by name and whether or not the contents of our Valuation Report are combined with others.

13. RESPONSIBILITY

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Equivalent Information Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Equivalent Information Document in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

N C Jacks FRICS
Director

For and on behalf of
DTZ Debenham Tie Leung Limited

SCHEDULE A (PROPERTY IN COURSE OF DEVELOPMENT)

1. PROPERTIES THAT ARE 100 PER CENT. OWNED

Property	Description, Tenure and Planning Status
1. Kelham Riverside Phase 1, Alma Street, Sheffield, Yorkshire	New build, apartment-led scheme, in the regeneration district of Keiham Island on the northern fringe of Sheffield city centre. Freehold. Planning consent for development granted 24 August 2004, subject to normal conditions. 146 apartments and 70 parking spaces plus circa 18,500 sq ft of office, studios and restaurant unit. Development due to be completed Spring 2009. 15 apartment sales and 3 car parking spaces legally completed as at 6 February 2009. 131 residential units and commercial space still to sell and let. Commercial space to be finished to "shell and core".
2. Baxter's Former Print Works, Lewes, East Sussex	Former print works located in the centre of Lewes, East Sussex. The site is largely freehold with a tiny area held on a long lease of 999 years from 26 March 2008 at a rent of £100 per annum. Planning consent granted 30 June 2005 subject to normal conditions. Works to complete a development of 54 new-build private and affordable units, 12 of which are live/work, together with car parking spaces, due to be completed in Spring 2009. 17 private fiats and 14 affordable units already sold, with 3 private units exchanged contracts but not completed 20 private flats still to be disposed of.

2. PROPERTIES HELD UNDER JOINT VENTURE

Property	Description, Tenure and Planning Status
1. The Lakes, Lechlade, Gloucestershire	Large site in rural area in The Cotswolds with planning consent for 160 holiday homes. Freehold. Outline planning consent granted 31 May 2006 subject to normal conditions. Development has commenced and is due to last for approximately 10 years. 28 units sold to date. More units may be built at the development depending upon planning.

The development at The Lakes is subject to a 50/50 joint venture agreement with Yoo Limited. Our opinion of Market Value is for a 50 per cent. share.

SCHEDULE B (PROPERTIES HELD FOR DEVELOPMENT)

Property	Description, Tenure and Planning Status
1. Kelham Riverside Phase 2, Green Lane, Sheffield, Yorkshire	Old industrial site in a riverside location in the regeneration district of Kelham Island on the northern fringe of Sheffield city centre. Leasehold, 999 years from June 2007 at peppercorn rent. Existing buildings include a range of old industrial units plus Listed Buildings. Planning permission granted 14 June 2005, subject to normal conditions, for development of 310 apartments and 283 parking spaces, part-conversion and part-new build. No work started on site.

SCHEDULE C (PROPERTIES HELD UNDER A DEVELOPMENT AGREEMENT)

Property	Description, Tenure and Planning Status
Land to the rear of 29-31 College Place, Brackley, Northamptonshire	Former vacant site in centre of market town of Brackley, Northamptonshire. Currently occupied under the benefit of a development agreement with the option to acquire the freehold interest. Planning consent granted 25 April 2007, subject to normal conditions. Works to complete development of 51 flats and 3 commercial units due to be finished in Spring 2009. No private or commercial units yet sold. 5 units to be sold to Registered Social Landlord.

The property at 29-31 College Place, Brackley has been developed under a development agreement with the Local Authority with Raven Mount having the benefit of a call option to acquire the freehold interest upon payment of £1.5 million to the Local Authority. Our valuation of the property in its existing state has reflected the obligation to make this payment to the Local Authority.

APPENDIX 3

FINANCIAL INFORMATION

PART 1

FINANCIAL INFORMATION ON RAVEN MOUNT

Incorporation of relevant information by reference

The information listed below relating to Raven Mount is hereby incorporated by reference into this document.

No.	*Information*	*Source of Information*
1.	Turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share for Raven Mount for the three years ended 31 December 2008	Raven Mount's financial statements for the financial year ended 31 December 2008 as set out in Part 6 of the Prospectus Equivalent Document The results for the Raven Mount Group for the two financial years ended 31 December 2007 and 31 December 2006 are available free of charge on the Raven Mount website at *http://www.theravengroup.co.uk/pdf/RavenMount_AR07_Web.pdf*
2.	A statement of the assets and liabilities shown in the audited accounts for Raven Mount for the year ended 31 December 2008	Part 6 of the Prospectus Equivalent Document
3.	A cash flow statement as provided in the audited accounts for Raven Mount for the year ended 31 December 2008	Part 6 of the Prospectus Equivalent Document
4.	Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Part 6 of the Prospectus Equivalent Document

Information in relation to 1, 2, and 3 above has not been published in an inflation-adjusted form.

The results for the Raven Mount Group for the financial years ended 31 December 2006 and 31 December 2007 are available free of charge on the Raven Mount website at *http://www.theravengroup.co.uk/pdf/RavenMount_AR07_Web.pdf*. Raven Mount's audited preliminary results for the year ending 31 December 2008 are available at *www.theravengroup.co.uk/investors5.asp*

The above annual reports are available in "read-only" format and can be printed from the Raven Mount website. Raven Russia will provide within two business days, without charge, to each person to whom a copy of this document has been delivered, upon their written or verbal request, a copy of any documents incorporated by reference in this document. Copies of any documents incorporated by reference in this document will not be provided unless such a request is made. Requests for copies of any such document should be directed to:

Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by telephoning the shareholder helpline on 0871 664 0321 or, if telephoning from outside the UK, on +44 20 8639 3399. Calls to the 0871 664 0321 number cost 10 pence per minute plus your service provider's network extras. Calls may be recorded and randomly monitored for security and training purposes.

PART 2

FINANCIAL INFORMATION ON RAVEN RUSSIA

Incorporation of relevant information by reference

The information below relating to Raven Russia is hereby incorporated by reference into this document.

No.	*Information*	*Source of Information*
1.	Turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share for Raven Russia for the three years ended 31 December 2008	The Raven Russia financial statements for the financial year ended 31 December 2008 as set out in Part 5 of the Prospectus Equivalent Document
2.	A statement of the assets and liabilities shown in the audited accounts for Raven Russia for the year ended 31 December 2008	Part 5 of the Prospectus Equivalent Document
3.	A cash flow statement as provided in the audited accounts for Raven Russia for the year ended 31 December 2008	Part 5 of the Prospectus Equivalent Document
4.	Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Part 5 of the Prospectus Equivalent Document

The results for Raven Russia for the financial years ended 31 December 2006 and 31 December 2007 are available free of charge on the Raven Russia website at *www.ravenrussia.com/pdf/ravenrussia%202007%20RA.pdf*. Raven Russia's audited preliminary results for the year ending 31 December 2008 are available at *www.ravenrussia.com/investors.php?ia=5&lang=en*

Information in relation to 1, 2, and 3 above has not been published in an inflation-adjusted form.

The annual reports are available in "read-only" format and can be printed from the Raven Russia website. Raven Russia will provide within two business days, without charge, to each person to whom a copy of this document has been delivered, upon their written or verbal request, a copy of any documents incorporated by reference in this document. Copies of any documents incorporated by reference in this document will not be provided unless such a request is made. Requests for copies of any such document should be directed to:

Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by telephoning the shareholder helpline on 0871 664 0321 or, if telephoning from outside the UK, on +44 20 8639 3399. Calls to the 0871 664 0321 number cost 10 pence per minute plus your service provider's network extras. Calls may be recorded and randomly monitored for security and training purposes.

APPENDIX 4

ADDITIONAL INFORMATION

1. RESPONSIBILITY

1.1 The directors of Raven Russia, whose names are set out in paragraph 2.1 of this Appendix 4, accept responsibility for the information contained in this document, except for the information in this document concerning Raven Mount, its subsidiaries and their respective businesses, the directors of Raven Mount and their close relatives and related trusts and other Interested Persons (as defined below) and persons acting in concert with, and associates of, Raven Mount. Subject to the foregoing, to the best of the knowledge and belief of the directors of Raven Russia (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of that information whether of fact or opinion.

1.2 The directors comprising the Independent Raven Mount Board Committee whose names are set out in Part I of this document each accept responsibility for any opinion attributed to the Independent Raven Mount Board Committee and contained in this document, including the recommendation as contained in paragraph 12 of the letter from the Independent Raven Mount Board Committee in Part I of this document. To the best of the knowledge and belief of the directors comprising the Independent Raven Mount Board Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of that information whether of fact or opinion.

1.3 The directors of Raven Mount whose names are set out in paragraph 2.3 of this Appendix 4 accept responsibility for the information contained in this document concerning Raven Mount, its subsidiaries and their respective businesses, themselves and their close relatives and related trusts and other Interested Persons (as defined below) and persons acting in concert with, and associates of, Raven Mount. To the best of the knowledge and belief of the directors of Raven Mount (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of that information.

2. DIRECTORS

2.1 The directors of Raven Russia and their respective functions are:

Richard Wilson Jewson	*Non-Executive Chairman*
Anton John Godfrey Bilton	*Executive Deputy Chairman*
Glyn Vincent Hirsch	*Chief Executive Officer*
Colin Andrew Smith	*Chief Operating Officer*
Mark Sinclair	*Chief Financial Officer*
Stephen Charles Coe	*Non-Executive Director*
David Christopher Moore	*Non-Executive Director*
Christopher Wade Sherwell	*Non-Executive Director*

2.2 The registered office of Raven Russia, which is also the business address of each of its directors, is P.O. Box 671, Regency Court, Glategny Esplande, St. Peter Port, Guernsey GY1 3ST, Channel Islands. Raven Russia is a company limited by shares incorporated under the laws of Guernsey with registered number 43371.

2.3 The directors of Raven Mount and their respective functions are:

Anton John Godfrey Bilton	*Executive Chairman*
Bimaljit Singh Sandhu	*Chief Executive*
Glyn Vincent Hirsch	*Executive Director*
Mark Adrian Kirkland	*Finance Director*
James Balfour Hyslop	*Non-Executive Director*
Rory Patrick Macnamara	*Non-Executive Director*
Robert Thomas Ernest Ware	*Non-Executive Director*

2.4 The registered office of Raven Mount, which is also the business address of each of its directors, is 21 Knightsbridge, London SW1X 7LY. Raven Mount is a public company limited by shares incorporated in England and Wales with registered number 6626216.

3. DEFINITIONS

3.1 For the purposes of this Appendix 4:

(a) the following terms have the meanings given to them in the City Code: "**acting in concert**", "**associate**", "**connected adviser**", "**dealing**" (and "**dealt**" shall be construed accordingly), "**derivative**", "**exempt fund manager**", "**exempt principal trader**", "**interests in securities**" (and reference to a person having an interest in securities shall be construed accordingly);

(b) "**arrangement**" includes any indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant Raven Mount securities or relevant Raven Russia securities which may be an inducement to deal or refrain from dealing;

(c) "**associate**" has the meaning given to it in the City Code and includes (without limitation) in relation to a company:

(i) its parent, subsidiaries and fellow subsidiaries, its associated companies, and companies of which any such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(ii) its connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(iii) its directors and the directors of any company referred to in (i) above (together in each case with their close relatives and related trusts); and

(iv) its pension funds and the pension funds of any company referred to in (i) above;

(d) "**bank**" does not apply to a bank whose sole relationship with Raven Russia or Raven Mount or a company referred to in paragraph (i) above is the provision of normal commercial banking services or activities in connection with the Offer such as handling acceptances and other registration work;

(e) "**control**" has the meaning given to it in the City Code;

(f) "**Disclosure Date**" means 16 April 2009, being the latest practicable date prior to the posting of this document;

(g) "**Disclosure Period**" means the period commencing on 17 February 2008, being the date twelve months prior to the commencement of the Offer Period and ending on the Disclosure Date;

(h) "**Immediate Relations**" means, in relation to a director, his spouse or civil partner and any child or step-child of his under the age of 18 years;

(i) "**Interested Persons**" means, in relation to a director, his Immediate Relations and other persons (including, without limit, bodies corporate) whose interests that director is taken or treated as having by virtue of the application of Part 22 of the Companies Act 2006;

(j) "**Offer Period**" means the period commencing on 17 February 2009, being the date of announcement by Raven Russia of a possible offer for Raven Mount and ending on the Disclosure Date;

(k) "**Relevant Associates**" means, in relation to a company, its parent, subsidiaries and fellow subsidiaries, its associated companies, and companies of which any such companies are associated companies (and for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(l) "**relevant Raven Mount securities**" means the Raven Mount Shares, any other securities in the capital of Raven Mount which carry voting rights or which are equity share capital, and securities convertible into, rights to subscribe for, options (including traded options) in respect of and derivatives referenced to, any of the foregoing;

(m) "**relevant Raven Russia securities**" means Ordinary Shares, any other securities in the capital of Raven Russia which are equity share capital, and securities convertible into, rights to subscribe for, options (including traded options) in respect of and derivatives referenced to, any of the foregoing; and

(n) "**short position**" means a short position whether conditional or absolute and whether in the money or otherwise including any short position under a derivative, any agreement to sell or any delivery obligations or right to require another person to purchase or take delivery.

4. DISCLOSURE OF INTERESTS AND DEALINGS

Interests in relevant Raven Mount securities

4.1 At the close of business on the Disclosure Date:

(a) Raven Russia and persons acting in concert with Raven Russia (including, without limitation, the directors of Raven Russia together with their close relatives and related trusts and other Interested Persons); and

(b) persons with whom Raven Russia or any person acting in concert with Raven Russia, were interested in, or had a right to subscribe for, the following relevant Raven Mount securities:

Director	*Number of Raven Mount Shares*	*Percentage of issued ordinary share capital (%)*	*Number of Raven Mount Shares under option*
Richard Wilson Jewson	-	-	-
Christopher Wade Sherwell	-	-	-
Stephen Charles Coe	-	-	-
David Christopher Moore	105,354	0.10	-
Colin Andrew Smith[(1)]	844	0.00	-
Anton John Godfrey Bilton	26,359,007	24.26	1,550,000
Glyn Vincent Hirsch	250,000	0.23	1,550,000
Mark Sinclair	-	-	-
The Organon SIPP re Anton Bilton[(2)]	1,875,000	1.73	-
Godfrey Bilton Life Interest Settlement Trust[(2)]	1,449,415	1.33	-

Director	Number of Raven Mount Shares	Percentage of issued ordinary share capital (%)	Number of Raven Mount Shares under option
Bilton Family Discretionary Settlement Trust[2]	2,600,000	2.39	-
The Bilton Charitable Foundation[2]	600,000	0.55	-
Tenon (IOM) Limited as trustee of the EBT[3]	2,376,000	2.19	-

(1) These shares are held by the Lorier Retirement Authority Trust Scheme, of which Colin Smith is a trustee and beneficiary.

(2) Details of each person and/or entity are set out in paragraph 11.3 below.

(3) Anton Bilton and Glyn Hirsch are interested in these shares in their capacity as potential beneficiaries under the EBT.

4.2 Save as set out above, at the close of business on the Disclosure Date, neither Raven Russia nor any person acting in concert with Raven Russia (including, without limitation, the directors of Raven Russia together with their close relatives and related trusts and other Interested Persons):

(a) had any interest in or right to subscribe for or short position in relevant Raven Mount securities; or

(b) had borrowed or lent (save for any borrowed shares which have been on-lent or sold) any relevant Raven Mount securities.

4.3 At the close of business on the Disclosure Date, the directors of Raven Mount (together with their Interested Persons) were interested in, or had a right to subscribe for, the following relevant Raven Mount securities:

Director	Number of Raven Mount Shares	Percentage of issued ordinary share capital (%)	Number of Raven Mount Shares under option
Anton John Godfrey Bilton	26,359,007	24.26	1,550,000
Bimaljit Singh Sandhu	8,015,544	7.38	1,550,000
Glyn Vincent Hirsch	250,000	0.23	1,550,000
James Balfour Hyslop	222,000	0.20	-
Rory Patrick Macnamara[1]	217,666	0.20	-
Robert Thomas Ernest Ware[2]	275,000	0.25	-
Mark Adrian Kirkland	17,000	0.02	750,000
Pardeep Sandhu[3]	1,500,000	1.38	-
Godfrey Bilton Life Interest Settlement Trust[3]	1,449,415	1.33	-
Bilton Family Discretionary Settlement Trust[3]	2,600,000	2.39	-
Hillside Management Services Limited[3]	500,000	0.46	-
MS Sandhu Life Interest Settlement Trust[3]	726,384	0.67	-
Sandhu Family Discretionary Settlement Trust[3]	2,415,634	2.22	-
DK Sandhu Discretionary Settlement Trust[3]	900,000	0.83	-
Sidhu Family Discretionary Settlement Trust[3]	450,000	0.41	-
Tenon (IOM) Limited as trustee of the EBT[4]	2,376,000	2.19	-
The Organon SIPP re Anton Bilton[3]	1,875,000	1.73	-
The Bilton Charitable Foundation[3]	600,000	0.55	-
The Santon Pension Fund[3]	1,875,000	1.73	-
The Sandhu Charitable Foundation[3]	1,150,000	1.06	-

(1) 1,000 shares are held by Rory Macnamara directly and 216,666 are held by Interactive Investor/Halifax on behalf of Fenford Limited (of which Rory Macnamara is a director).

(2) 216,667 shares are held by Robert Ware directly and 58,333 shares are held through his self invested personal pension scheme.

(3) Details of each person and/or entity are set out in paragraph 11.3 below.

(4) Anton Bilton, Bim Sandhu, Mark Kirkland and Glyn Hirsch are interested in these shares in their capacity as potential beneficiaries under the EBT.

4.4 The directors of Raven Mount intend, in respect of their own beneficial holdings, to accept the Offer.

4.5 The following interest in Raven Mount Shares is held by Oriel Securities, as a connected adviser to Raven Mount:

Interest	*Number of relevant Raven Mount Shares*
Long position	61,500

Dealings in relevant Raven Mount securities

4.6 During the Disclosure Period the following dealings in Raven Mount Shares were carried out by the directors of Raven Russia (together with their Interested Persons):

Name	*Transaction Type*	*Number of Ordinary Shares*	*Dealing Date*	*Price per Ordinary Share (p)*
Anton Bilton[1]	Sell	600,000	17 November 2008	-
The Bilton Charitable Foundation[2]	Buy	600,000	17 November 2008	-
The Organon SIPP re Anton Bilton	Buy	1,875,000	16 December 2008	-
Santon Capital plc	Sell	1,625,000	16 December 2008	18
Santon Investments Limited	Sell	2,125,000	16 December 2008	18

4.6(a) During the Disclosure Period the following Raven Mount Shares were purchased by Raven Mount and held in treasury:

Date	*Number of ordinary shares*	*Price per ordinary share (p)*
3 December 2008	5,532,729	12
3 December 2008	196,000	10

4.7 During the Offer Period the following dealings in Raven Mount Shares were carried out by Oriel Securities, as a connected adviser to Raven Mount:

Name	*Dealing*	*Number of Raven Mount Shares*	*Dealing Date*	*Price per Raven Mount Share (p)*
Oriel Securities	Buy	39,243	17 February 2009	35
Oriel Securities	Buy	10,000	18 February 2009	35.5

Interests in relevant Raven Russia securities

4.8 At the close of business on the Disclosure Date, Raven Mount and the directors of Raven Mount (together with their Interested Persons) and associates of Raven Mount were interested in, or had a right to subscribe for, the following relevant Raven Russia securities:

Director	*Number of Ordinary Shares*	*Percentage of issued ordinary share capital (%)*	*Number of Raven Russia Shares under option*
Anton John Godfrey Bilton	14,746,546	2.8771	-
Bimaljit Singh Sandhu	4,484,075	0.8749	-
Glyn Vincent Hirsch	139,862	0.0273	-
Mark Adrian Kirkland	9,510	0.0019	-
James Balfour Hyslop	554,205	0.1081	-
Rory Patrick Macnamara[1]	121,772	0.0238	-
Robert Thomas Ernest Ware[2]	253,848	0.0495	-
Santon Pension Fund[4]	1,909,192	0.3725	-
Oriel Securities	34,406	0.0067	-

Director	Number of Ordinary Shares	Percentage of issued ordinary share capital (%)	Number of Raven Russia Shares under option
The Organon SIPP re Anton Bilton[4]	1,361,469	0.2657	-
Godfrey Bilton Life Interest Settlement Trust[4]	810,875	0.1582	-
Bilton Family Discretionary Settlement Trust[4]	1,454,570	0.2838	-
Tenon (IOM) Limited as trustee of the EBT[4]	1,329,253	0.2593	-
Raven Mount[3]	29,163,447	5.7000	-
Bilton Charitable Foundation[4]	335,670	0.0655	-
Sandhu Family Discretionary Settlement Trust[4]	1,351,426	0.2637	-
Sandhu Charitable Foundation[4]	1,287,188	0.2511	-
Hillside Management Services Limited[4]	385,941	0.0753	-
Pardeep Sandhu[4]	844,195	0.1647	-
MS Sandhu Life Interest Settlement Trust[4]	406,375	0.0793	-
B&P Investments Limited[4]	100,869	0.0197	-
DK Sandhu Discretionary Settlement Trust[4]	503,505	0.0982	-
Sidhu Family Discretionary Settlement Trust[4]	251,752	0.0491	-

(1) 559 shares are held by Rory Macnamara directly and 121,213 shares are held by Interactive Investor/Halifax on behalf of Fenford Limited (of which Rory Macnamara is a director)

(2) 121,214 shares are held by Robert Ware directly and 132,634 shares are held through his self invested pension fund.

(3) Anton Bilton and Glyn Hirsch are both shareholders and directors of Raven Mount. Anton Bilton has an interest in approximately 30.26 per cent. of the issued share capital of Raven Mount.

(4) Details of each person and/or entity are set out in paragraph 11.3 below.

4.9 At the close of business on the Disclosure Date, the directors of Raven Russia (together with their Interested Persons) were interested in, or had a right to subscribe for, the following relevant Raven Russia securities:

Director	Number of Ordinary Shares	Percentage of issued ordinary share capital (%)	Number of Preference Shares	Percentage of issued Preference Shares capital (%)	Number of Raven Russia shares under option	Number of Warrants
Richard Wilson Jewson	194,229	0.0379	10,000	0.0131	-	10,000
Christopher Wade Sherwell	29,000	0.0057	-	-	-	-
Stephen Charles Coe	63,000	0.0123	25,000	0.0328	-	25,000
David Christopher Moore	89,564	0.0175	-	-	-	-
Colin Andrew Smith[1]	11,569	0.0023	10,000	0.0131	-	10,000
Anton John Godfrey Bilton[2]	14,746,546	2.8771	-	-	-	-
Glyn Vincent Hirsch	139,862	0.0273	-	-	-	-
Mark Sinclair	16,797	0.0033	10,000	0.0131	-	10,000
Raven Mount	29,163,447	5.7000	-	-	-	-
The Organon SIPP re Anton Bilton	1,361,469	0.2657	-	-	-	-
Godfrey Bilton Life Interest Settlement Trust	810,875	0.1582	-	-	-	-

Director	Number of Ordinary Shares	Percentage of issued ordinary share capital (%)	Number of Preference Shares	Percentage of issued Preference Shares capital (%)	Number of Raven Russia shares under option	Number of Warrants
Bilton Family Discretionary Settlement Trust	1,454,570	0.2838	-	-	-	-
Tenon (IOM) Limited as trustee of the EBT	1,329,253	0.2593	-	-	-	-
Bilton Charitable Foundation	335,670	0.0655	-	-	-	-

(1) These shares are held by the Lorier Retirement Authority Trust Scheme, of which Colin Smith is a trustee and beneficiary.

(2) In addition, Anton Bilton and Glyn Hirsch are both interested in 1,329,253 shares held by the trustee of the EBT as potential beneficiaries.

Dealings in relevant Raven Russia securities

4.10 During the Disclosure Period:

(a) the directors of Raven Russia (together with their interested persons) dealt in the following relevant Raven Russia securities:

Name	Transaction type	Number of Ordinary Shares	Dealing Date	Price per Ordinary Share (p)
Stephen Coe	Buy	8,000	10 March 2008	83
Stephen Coe	Buy	10,000	11 September 2008	70
Richard Jewson	Buy	40,000	17 September 2008	68.5
Anton Bilton	Buy	14,330,137	27 November 2008[1]	nil
Anton Bilton	Buy	416,409	27 November 2008	nil
Anton Bilton	Buy	335,670	27 November 2008	nil
Anton Bilton	Buy	1,454,570	27 November 2008	nil
Anton Bilton	Buy	312,500	27 November 2008	nil
Anton Bilton	Buy	810,875	27 November 2008	nil
Glyn Vincent Hirsch	Buy	139,862	27 November 2008	nil
Tenon (IOM) Limited	Buy	1,329,253	27 November 2008	nil
Richard Jewson	Buy	50,000	4 December 2008	19
Stephen Coe	Buy	25,000	4 December 2008	20
Richard Jewson	Buy	40,000	16 April 2009	19.8

(1) Shares in Raven Russia were issued to Raven Mount shareholders on 27 November 2008 pursuant to completion of the Framework Agreement.

In addition, on 25 March 2009 the following Raven Russia directors subscribed for the following Units:

Name	Transaction type	Number of Units	Dealing Date	Price per Unit (p)
Stephen Charles Coe	Subscribe	25,000	25 March 2009	100
Richard Wilson Jewson	Subscribe	10,000	25 March 2009	100
Colin Andrew Smith	Subscribe	10,000	25 March 2009	100
Mark Sinclair	Subscribe	10,000	25 March 2009	100

(b) the following persons, who are acting in concert with Raven Russia, dealt in Raven Russia securities:

Name	*Transaction type*	*Number of Ordinary Shares*	*Dealing Date*	*Price per Ordinary Share (p)*
Santon Capital Plc	Sell	909,106	15 December 2008	18.47
Santon Investments Limited	Sell	1,188,831	15 December 2008	18.47
The Organon SIPP re Anton Bilton	Buy	1,048,969	15 December 2008	18.5
The Organon SIPP re Anton Bilton	Buy	312,500	26 March 2009	18.5

(c) the following dealings in Raven Russia securities were carried out by subsidiaries of Raven Russia:

Name	*Transaction type*	*Number of Ordinary Shares*	*Dealing Date*	*Price per Ordinary Share (p)*
Raven Russia (Guernsey) 2 Limited	Buy	529,112	2 January 2009	24
Raven Russia (Guernsey) 2 Limited	Buy	4,470,888	9 January 2009	28

(d) Numis has not carried out any dealings except in its capacity as an exempt principal trader;

(e) the following dealings (shown in aggregate) in Raven Russia securities were carried out by Singer, as a connected adviser to Raven Russia:

	Bought			*Sold*		
Dealing Period	*Number of Ordinary Shares*	*High (p)*	*Low (p)*	*Number of Ordinary Shares*	*High (p)*	*Low (p)*
18 February 2008 to 17 May 2008	603,802	93	76	108,932	95	80
18 May 2008 to 17 August 2008	133,598	108	76	333,645	108	78
18 August 2008 to 17 November 2008	149,828	75	39	131,059	72	52
18 November 2008 to 17 December 2008	166,359	33	17	163,359	32	17
18 December 2008 to 17 January 2009	440,896	28	21	269,928	29	21
18 January 2009 to 17 February 2009	65,171	24	18	35,792	25	19
17 February 2009 to 15 April 2009	218,698	20	12	218,698	19	12

4.11 During the Offer Period the following dealings in Raven Russia securities were carried out by the directors of Raven Mount (together with their Interested Persons):

Name	*Dealing*	*Number of Raven Russia Ordinary Shares*	*Dealing Date*	*Price per Raven Russia Ordinary Share (p)*
Santon Pension Fund	Sell	312,500	26 March 2009	Nil
The Organon SIPP re Anton Bilton	Buy	312,500	26 March 2009	Nil

4.12 During the Offer Period, Raven Russia has not redeemed or purchased any relevant Raven Russia securities.

General

4.13 Save as disclosed above in this paragraph 4, neither Raven Russia, nor any director of Raven Russia, nor any other persons acting in concert with Raven Russia, nor any of the close relatives or related trusts or other Interested Persons of the directors of Raven Russia are interested in, or have a right to subscribe for, or holds a short position in relation to, any relevant Raven Mount securities, nor has any such person dealt in any relevant Raven Mount securities during the Disclosure Period.

4.14 Save as disclosed above in this paragraph 4, neither Raven Russia, nor any director of Raven Russia, nor any other persons acting in concert with Raven Russia, nor any of the close relatives or related trusts or other Interested Persons of the directors of Raven Russia are interested in, or have a right to subscribe for, or holds a short position in relation to, any relevant Raven Russia securities, nor has any such person dealt in any relevant Raven Russia securities during the Disclosure Period.

4.15 Save as disclosed above in this paragraph 4, neither Raven Mount nor the directors of Raven Mount nor their Interested Persons are interested in, or have a right to subscribe for, or holds a short position in relation to, any relevant Raven Russia securities, nor has any such person dealt in any relevant Raven Russia securities during the Offer Period.

4.16 Save as disclosed above in this paragraph 4, neither Raven Mount nor the directors of Raven Mount nor their Interested Persons are interested in, or have a right to subscribe for, or holds a short position in relation to, any relevant Raven Mount securities, nor has any such person dealt in any relevant Raven Mount securities during the Offer Period.

4.17 Save as disclosed above in this paragraph 4, neither:

(a) any company which is a Relevant Associate of Raven Mount; nor

(b) any pension fund of Raven Mount or of any Relevant Associate of Raven Mount; nor

(c) the EBT nor any other employee benefit trust of Raven Mount or any Relevant Associate of Raven Mount; nor

(d) any connected adviser to Raven Mount, to any Relevant Associate of Raven Mount or of any person acting in concert with Raven Mount; nor

(e) any person controlling, controlled by or under the same control as any connected adviser referred to in this paragraph 4 (except for an exempt principal trader or an exempt fund manager),

is interested in, or has a right to subscribe for, or holds a short position in relation to, relevant Raven Mount securities or relevant Raven Russia securities, nor has any such person dealt in any relevant Raven Mount securities or any relevant Raven Russia securities during the Offer Period.

4.18 Save as disclosed above in this paragraph 4, neither Raven Russia nor any person acting in concert with Raven Russia has borrowed or lent any relevant Raven Russia securities, save for any borrowed shares which have been either on-lent or sold during the Disclosure Period.

4.19 Save as disclosed above in this paragraph 4, neither Raven Russia nor any person acting in concert with Raven Russia has borrowed or lent any relevant Raven Mount securities, save for any borrowed shares which have been either on-lent or sold during the Disclosure Period.

4.20 Save as disclosed above in this paragraph 4, neither Raven Mount nor any person acting in concert with Raven Mount has borrowed or lent any relevant Raven Mount securities, save for any borrowed shares which have been either on-lent or sold during the Offer Period.

4.21 Save as disclosed above in this paragraph 4, neither Raven Mount nor any person acting in concert with Raven Mount has borrowed or lent any relevant Raven Russia securities, save for any borrowed shares which have been either on-lent or sold during the Offer Period.

5. IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Raven Russia has received irrevocable undertakings and letters of intent from the directors of Raven Mount and certain other Raven Mount Shareholders to accept the Offer. Such irrevocable undertakings and letters of intent are in respect of the following Raven Mount Shares:

Raven Mount Shareholder	*Number of Raven Mount Shares*	*Percentage of existing issued Raven Mount Shares (approx) (%)*
Anton Bilton	26,359,007	24.26
Schroder Investment Management Limited(1)	17,871,445	16.45
Laxey Partners Limited(1)	12,099,220	11.13
Bimaljit Sandhu	8,015,544	7.38
Bilton Family Discretionary Settlement Trust	2,600,000	2.39
Sandhu Family Discretionary Settlement Trust	2,415,634	2.22
Raven Mount Employee Benefit Trust	2,376,000	2.19
The Organon SIPP re Anton Bilton	1,875,000	1.73
Godfrey Bilton Life Interest Settlement Trust	1,449,415	1.33
The Sandhu Charitable Foundation	1,150,000	1.06
MS Sandhu Life Interest Settlement Trust	726,384	0.67
The Bilton Charitable Foundation	600,000	0.55
Robert Ware	275,000	0.25
Glyn Hirsch	250,000	0.23
James Hyslop	222,000	0.20
Rory Macnamara	217,666	0.20
Mark Kirkland	17,000	0.02
Total	78,579,315	72.26

(1) Indicates letter of intent.

Raven Mount's four largest shareholders, comprising Anton Bilton, Bim Sandhu (who are both directors of Raven Mount), Schroder Investment Management and Laxey Partners, who in aggregate have an interest in 74.0 per cent. of Raven Mount's existing issued ordinary share capital, are also all shareholders in Raven Russia, owning in aggregate 17.8 per cent. of Raven Russia's existing issued ordinary share capital. They are all supportive of the Offer and together Raven Russia has received irrevocable undertakings and letters of intent to accept the Offer in respect of 78.5 million Raven Mount Shares, representing approximately 72.3 per cent. of the existing issued Raven Mount share capital.

The irrevocable undertakings set out above will continue to be binding in the event of a higher competing offer for Raven Mount and will cease to be binding only if the Offer lapses or is withdrawn.

6. MARKET QUOTATIONS

6.1 The following tables set out the middle market quotations for Raven Mount Shares, Raven Russia Ordinary Shares, Preference Shares and Warrants derived from the Daily Official List for the first business day in each month from 16 February 2009 (the last business day before the commencement of the Offer Period), the first dealing day of each of the 6 months from 1 October 2008 to 1 April 2009 inclusive (where applicable) and on 16 April 2009, the Disclosure Date (being the latest practicable date before the posting of this document):

Relevant Date	*Raven Mount Share price (p)*
4 November 2008	36.5
1 December 2008	23.0
2 January 2009	14.5
2 February 2009	19.5
16 February 2009	20.5
2 March 2009	46.5
1 April 2009	39.5
16 April 2009	47.5

Relevant Date	*Raven Russia Ordinary Share price (p)*
1 October 2008	63.0
3 November 2008	40.75
1 December 2008	23.0
2 January 2009	28.75
2 February 2009	21.5
16 February 2009	17.5
2 March 2009	14.5
1 April 2009	17.75
16 April 2009	19.75

Relevant Date	*Preference Share price (p)*
1 April 2009	100.0
16 April 2009	100.0

Relevant Date	*Warrant price*
1 April 2009	6.5
16 April 2009	6.5

7. SERVICE CONTRACTS OF RAVEN MOUNT DIRECTORS

7.1 Particulars of all of the service contracts of Raven Mount's directors are set out below.

Anton Bilton

A service agreement was entered into on 20 December 2004 between Raven Mount Limited (previously Raven Mount plc) and Anton Bilton, pursuant to which Mr Bilton was employed as Executive Chairman, terminable by either party on twelve months' written notice, at a salary (subject to review) of £304,500 per annum and benefits commensurate with his position including but not limited to 20 per cent. of salary pension contribution, increasing to 25 per cent. after age 46. Under this agreement Mr Bilton's hours were not fixed but

dependent upon such time as was reasonably necessary for the proper performance of his duties and he was entitled to receive a payment equal to twelve months salary and benefits in the event that his employment was terminated on a change of control.

Anton Bilton entered into a new service agreement on 9 July 2008 with Raven Mount Limited which was expressed to be conditional on and effective upon completion of the disposal of RRPM and RRPA in accordance with the Framework Agreement.

Pursuant to Mr Bilton's service agreement, he is employed as Executive Chairman of Raven Mount working for two days per week with a salary of £121,800 per annum (subject to annual review) and he is entitled to a discretionary bonus which is determined by the remuneration committee of Raven Mount. He is also entitled to benefits commensurate with his position including but not limited to a minimum amount equal to 20 per cent. of his salary as pension contribution. His employment is terminable by either party on twelve months' written notice and he will be entitled to receive a payment equal to twelve months salary and benefits in the event that his employment is terminated on a change of control.

Mr Bilton also entered into a settlement agreement with Raven Mount Limited and Raven Russia, which was also expressed to be conditional upon completion of the disposal of RRPM and RRPA in accordance with the Framework Agreement on or before 31 March 2009. Pursuant to Mr Bilton's settlement agreement, he agrees to waive any present claims, rights of action, remedies, costs and expenses he may be entitled to pursuant to his existing service agreement with Raven Mount, save for his accrued pension entitlements, industrial injury claims and right to receive certain share scheme entitlements provided by Raven Mount.

On 28 October 2008, Mr Bilton's service agreements with Raven Mount Limited were novated to provide that his employment is with Raven Mount.

Anton Bilton entered into a new service agreement on 14 April 2009 with Raven Mount which is expressed to be conditional on the Offer becoming unconditional or being declared unconditional in all respects. Until such time, the terms of his existing service agreement will continue to apply.

Pursuant to Mr Bilton's new service agreement he will be employed as Executive Chairman of Raven Mount working for no more than one day per month (in addition to attending board meetings) with a salary of £30,000 per annum (subject to annual review). His employment will be terminable by either party on twelve months' written notice and he will be entitled to receive a payment equal to twelve months' salary in the event that his employment is terminated by Raven Mount summarily.

Bim Sandhu

A service agreement was entered into on 20 December 2004 between Raven Mount Limited (previously Raven Mount plc) and Bim Sandhu, pursuant to which Mr Sandhu is employed as Chief Executive of Raven Mount, terminable by either party on twelve months' written notice, at a salary (subject to review) of £304,500 per annum and benefits commensurate with his position including but not limited to 25 per cent. of salary pension contribution.

Mr Sandhu's hours are not fixed but dependent upon such time as is reasonably necessary for the proper performance of his duties. Mr Sandhu is entitled to receive a payment equal to 12 months salary and benefits in the event that his employment is terminated on a change of control. This contract was novated to Raven Mount to provide that Mr Sandhu's employment is with Raven Mount.

Glyn Hirsch

A service agreement was entered into on 20 December 2004 between Raven Mount Limited (previously Raven Mount plc) and Glyn Hirsch, pursuant to which Mr Hirsch was employed as Deputy Chairman of Raven Mount, terminable by either party on twelve months' written notice, at a salary (subject to review) of £215,250 per annum and benefits commensurate with his position including but not limited to 25 per cent. of salary pension contribution.

Under this agreement, Mr Hirsch's hours were not fixed but dependent upon such time as was reasonably necessary for the proper performance of his duties and he was entitled to receive a payment equal to 12 months salary and benefits in the event that his employment was terminated on a change of control.

Glyn Hirsch entered into a new service agreement on 9 July 2008 with Raven Mount Limited which was expressed to be conditional upon completion of the disposal of RRPM and RRPA in accordance with the Framework Agreement.

Pursuant to Mr Hirsch's service agreement, he is employed as a part-time executive director of Raven Mount with a salary of £30,000 per annum (subject to annual review) and he is entitled to a discretionary bonus which will be determined by the remuneration committee of Raven Mount. In addition to attendance at board meetings, he is not required to work more than one day per month and his employment will be terminable by either party on twelve months' written notice.

Mr Hirsch is entitled to receive a payment equal to 12 months salary and benefits in the event that his employment is terminated on a change of control.

Mr Hirsch also entered into a settlement agreement with Raven Mount Limited and Raven Russia, which was also expressed to be conditional upon completion of the disposal of RRPM and RRPA in accordance with the Framework Agreement on or before 31 March 2009. Pursuant to Mr Hirsch's settlement agreement, Mr Hirsch agrees to waive any present claims, rights of action, remedies, costs and expenses he may be entitled to pursuant to his existing service agreement with Raven Mount, save for his accrued pension entitlements, industrial injury claims and right to receive certain share scheme entitlements provided by Raven Mount.

On 28 October 2008, Mr Hirsch's service agreements with Raven Mount Limited were novated to provide that his employment is with Raven Mount.

Glyn Hirsch entered into a new service agreement on 14 April 2009 with Raven Mount which is expressed to be conditional on the Offer becoming unconditional or being declared unconditional in all respects. Until such time, the terms of his existing service agreement will continue to apply.

Pursuant to Mr Hirsch's new service agreement he will be employed as an executive director of Raven Mount working for no more than one day per month (in addition to attending board meetings) with a salary of £30,000 per annum (subject to annual review). His employment will be terminable by either party on twelve months' written notice and he will be entitled to receive a payment equal to twelve months' salary in the event that his employment is terminated by Raven Mount summarily.

Mark Kirkland

A service agreement was entered into on 2 September 2008 between Raven Mount Limited (previously Raven Mount plc) and Mark Kirkland, pursuant to which Mr Kirkland is employed as Group Finance Director, terminable by either party on twelve months' written notice, at a salary (subject to review) of £164,000 per annum and benefits commensurate with his position including but not limited to 20 per cent. of salary pension contribution. Mr Kirkland's hours are not fixed but dependent upon such time as is reasonably necessary

for the proper performance of his duties. On 28 October 2008, this contract was novated to provide that Mr Kirkland's employment is with Raven Mount.

James Hyslop

An appointment letter was entered into on 10 November 2003 between Raven Mount Limited (previously Raven Mount plc) and James Hyslop, pursuant to which Mr Hyslop was employed as a non-executive director, terminable by either party on three months' written notice, at a salary (subject to review) of £47,250 per annum.

Mr Hyslop is required to attend board meetings, serve on committees as appropriate and undertake other duties reasonably expected for an non-executive director.

An appointment letter was entered into on 2 September 2008 between Raven Mount and Mr Hyslop on the same terms and remuneration. The appointment became effective on 31 October 2008 in substitution for the previous appointment letter which is of no further force or effect.

Rory Macnamara

An appointment letter was entered into on 10 November 2003 between Raven Mount Limited (previously Raven Mount plc) and Rory Macnamara, pursuant to which Mr Macnamara was employed as a non-executive director, terminable by either party on three months' written notice, at a salary (subject to review) of £37,000 per annum. Mr Macnamara is required to attend board meetings, serve on committees as appropriate and undertake other duties reasonably expected for an non-executive director.

An appointment letter was entered into on 2 September 2008 between Raven Mount and Mr Macnamara on the same terms and remuneration. The appointment became effective on 31 October 2008 in substitution for the previous appointment letter which is of no further force or effect.

Robert Ware

An appointment letter was entered into on 10 November 2003 between Raven Mount Limited (previously Raven Mount plc) and Robert Ware, pursuant to which Mr Ware was employed as a non-executive director, terminable by either party on three months' written notice, at a salary (subject to review) of £37,000 per annum. Mr Ware is required to attend board meetings, serve on committees as appropriate and undertake other duties reasonably expected for an non-executive director.

An appointment letter was entered into on 2 September 2008 between Raven Mount and Mr Ware on the same terms and remuneration. The appointment became effective on 31 October 2008 in substitution for the previous appointment letter which is of no further force or effect.

7.2 Other than as set out above, there are no contracts of service between any director of Raven Mount and Raven Mount or any of its subsidiaries, and no such contract has been entered into or amended or replaced within the six months preceding the date of this document.

7.3 No proposal exists in connection with the Offer that any payment or other benefit shall be made or given by Raven Russia to any Raven Mount director as compensation for loss of office or as consideration for, or in connection with his retirement from office.

8. RAVEN RUSSIA DIRECTORS' EMOLUMENTS

8.1 To reflect the nature of Anton Bilton's and Glyn Hirsch's increased roles with the enlarged Raven Russia business going forward, it is proposed that their respective service agreements with both Raven Russia and Raven Mount be amended. Whilst no material changes are to

be made to the terms of Glyn Hirsch's contract of employment with Raven Russia and Raven Mount, it is proposed that, conditional upon the Offer becoming or being declared unconditional in all respects, Anton Bilton's salary for Raven Russia be increased from £300,000 per annum to £450,000 per annum and his salary for Raven Mount be reduced from £121,800 per annum to £30,000 per annum. Mr Bilton will also no longer receive any benefits in kind pursuant to his contract of employment with Raven Mount.

8.2 Save as otherwise set out in this Appendix 4, neither the Acquisition nor any associated transaction will have any effect on the emoluments of the directors of Raven Russia.

9. MATERIAL CONTRACTS

Raven Russia

9.1 Except as set out in Part 12 of the Prospectus Equivalent Document, neither Raven Russia nor any of its subsidiaries has entered into any material contract outside the ordinary course of business since 17 February 2007 (being the date two years before the commencement of the Offer Period).

Raven Mount

9.2 Except as set out in Part 4 of the Prospectus Equivalent Document, neither Raven Mount nor any of its subsidiaries has entered into any material contract outside the ordinary course of business since 17 February 2007 (being the date two years before the commencement of the Offer Period).

10. TAXATION

The following information, which relates only to UK and Guernsey, is applicable to Raven Russia and to persons who are resident or ordinarily resident and domiciled in the UK or resident in Guernsey and who hold Ordinary Shares and/or Preference Shares and/or Warrants as investments. It is based on the law and practice currently in force in the UK and Guernsey.

The information does not address all possible tax consequences relating to an investment in Raven Russia Ordinary Shares and/or Preference Shares and/or Warrants, if any Raven Mount Shareholder is in any doubt as to his taxation position, he should consult his professional adviser without delay. Raven Mount Shareholders should note that tax law and its interpretation can change and that, in particular, the levels and bases of, and reliefs from, taxation may change and such changes may alter the benefits of investment in Raven Russia.

These comments do not apply to certain classes of shareholders, such as dealers in securities, insurance companies, collective investment schemes and shareholders who have, or are deemed to have, acquired their shares by reason of, or in connection with, an office or employment.

Provided certain conditions are met, the disposal of Raven Mount Ordinary Shares by persons who are resident or ordinarily resident and domiciled in the UK in exchange for New Preference Shares may not give rise to a chargeable disposal for UK capital gains tax purposes. This treatment will not apply to the sale of Warrants by Raven Mount Shareholders.

However, please note that we do not consider as part of this document the detailed tax implications for the disposal of Raven Mount Shares by Raven Mount Shareholders under the terms of the Offer and whether or not any tax liability will arise.

Raven Mount made an application for clearance to HM Revenue & Customs on 17 February 2009 on behalf of its shareholders that the Offer is being carried out for

bona fide commercial purposes and that certain anti-avoidance provisions should not apply if the Offer were accepted in the form described in that letter. HM Revenue & Customs granted that clearance on 20 February 2009 according to the facts and information made available to them.

10.1 **Guernsey taxation**

10.1.1 ***Raven Russia***

In response to the review carried out by the European Code of Conduct Group, the States of Guernsey has, with effect from 1 January 2008, abolished exempt status for tax purposes for a majority of companies in Guernsey and introduced a zero rate of tax for companies carrying on all but a few specified types of regulated business (including banking business) or where income is derived from the ownership of land and buildings situated in Guernsey. Raven Russia is therefore resident for tax purposes in Guernsey and is only subject to the Company standard rate of income tax of zero per cent.

A further consequence of the changes to the tax law is that there is now an obligation on Raven Russia, when it makes distributions, and in the case of certain deemed distribution events, to report those events to the Administrator of Income Tax on a six monthly basis and to withhold and account for tax where those distributions are being made to Guernsey tax resident "beneficial members". The deemed distribution withholding only applies to resident individuals with an interest greater than 1 per cent. Subject to the comments in paragraph 10.1.2 below, provided the beneficial member is not resident in Guernsey then Raven Russia's distributions can be paid without further deduction of withholding tax except as indicated above. There is no requirement for Raven Russia to withhold Guernsey tax on any interest payment made.

No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from Raven Russia's investment activities.

No stamp duty is chargeable in Guernsey on the issue, transfer, switching or redemption of Shares.

10.1.2 ***EU Savings Tax Directive***

Although not a Member State of the European Union, Guernsey in common with certain other jurisdictions has agreed to apply equivalent measures to those contained in the EU Savings Tax Directive (2003/48/EC), with the exception that the EU resident individual to whom interest is paid will suffer a retention tax on such payment (currently set at a rate of 20 per cent.) where they have not agreed to exchange certain information about their identity, residence and savings income with the tax authorities in their Member State of residence.

However, no retentions or exchanges of information under the EU Savings Tax Directive as implemented in Guernsey are expected to apply to holdings of Shares where payment in respect of such holdings are made by a Guernsey paying agent.

10.1.3 ***Shareholders***

Shareholders resident outside Guernsey will not be subject to any tax in Guernsey in respect of or in connection with the acquisition, holding or disposal of any Shares owned by them.

Non-resident shareholders will receive dividends without deduction of Guernsey Income Tax.

As already noted above, shareholders who are resident in Guernsey will incur Guernsey income tax on any dividends paid on Shares owned by them. Guernsey does not levy taxes upon capital inheritances, capital gains (with the exception of a dwellings profit tax, which is proposed for suspension anyway), gifts, sales or turnover, nor are there any estate duties, save for a small *ad valorem* fee for the grant of probate or letters of administration.

10.2 UK taxation

10.2.1 *Raven Russia*

It is the intention of the directors of Raven Russia to conduct the affairs of Raven Russia so that the central management and control of Raven Russia is not exercised in the United Kingdom and so that Raven Russia does not carry out any trade in the United Kingdom (whether or not through a permanent establishment situated there). On this basis, Raven Russia should not be liable for United Kingdom taxation on its profits and gains other than certain profits or gains deriving from a United Kingdom source.

10.2.2 *UK Shareholders*

Taxation of dividends

Shareholders who are resident in the United Kingdom for tax purposes may, depending on their circumstances, be liable to UK income tax or corporation tax in respect of dividends paid by Raven Russia (including dividends paid in relation to Preference Shares) whether directly or by way of reinvestment of income.

For shareholders who are individuals and who are not taxable on the remittance basis, income tax will generally be charged at the rate of 10 per cent. or 32.5 per cent. (if the individual is a higher rate tax payer). Any dividend (including on Preference Shares) will carry a tax credit equal to one ninth of the dividend, provided that the individual's interest in Raven Russia is less than 10 per cent.

For corporate shareholders, dividends paid by Raven Russia (including in respect of Preference Shares) will generally be subject to UK corporation tax at a rate of 28 per cent. A tax credit is generally given for any tax withheld at source. In addition, a tax credit should also be given for any underlying tax (that is, tax paid on the profits out of which the dividend was paid), provided the relevant corporate shareholder controls at least 10 per cent. of the voting rights in Raven Russia and certain detailed conditions are satisfied.

It should be noted that the UK Government has recently announced that it intends to alter the rules under which foreign dividends are taxed in the United Kingdom in the near future. Shareholders should seek their own specific advice on how these changes may impact upon them.

Individuals who are taxable on the remittance basis should seek their own advice in relation to the tax treatment of dividends paid by Raven Russia.

Scrip dividends

Generally, a scrip dividend payable by a non-UK resident company is not taxable as income for UK income tax purposes.

Taxation of chargeable gains

In the case of those shareholders who are individuals or otherwise not within the charge to corporation tax, capital gains tax may be payable on any chargeable gain arising upon a disposal of Ordinary Shares, Preference Shares or Warrants. Any such gain may be subject to tax at a rate of 18 per cent. subject to the availability of relevant reliefs and exemptions. Individual shareholders are not subject to tax on

chargeable gains up to the annual exempt amount. For the 2009/10 tax year this is £10,100 (subject to parliamentary approval).

Shareholders within the charge to UK corporation tax may be subject to corporation tax on chargeable gains in respect of any gain arising on a disposal of Ordinary Shares, Preference Shares or Warrants. Indexation allowance may apply to reduce any chargeable gain arising on a disposal of the Ordinary Shares, Preference Shares or Warrants but will not create or increase an allowable loss.

Close company
Shareholders who are resident or ordinarily resident for tax purposes in the United Kingdom who hold more than 10 per cent. of Raven Russia (either alone or taking into account the interests of persons connected with them), should seek their own separate advice on the basis that in certain circumstances (i.e. if Raven Russia is or becomes a close company for UK tax purposes) a proportion of gains made by the company could be attributable to them under section 13 of the Taxation of the Chargeable Gains Act 1992.

Collective investment scheme
Raven Russia should not be regarded as a collective investment scheme for the purposes of section 235 FSMA. On this basis a shareholding in Raven Russia should not be regarded as a material interest in an offshore fund for the purposes of Sections 489 to 496 (as amended by the Finance Act 2005) of the Corporation Taxes Act 2009 (the "Taxes Act").

It should be noted that the UK Government has recently announced that it intends to alter the rules under which offshore funds are taxed in the United Kingdom. Shareholders should seek their own specific advice on how these changes may impact upon them.

Controlled foreign company
A UK resident corporate shareholder who, together with connected or associated persons, holds at least a 25 per cent. interest in Raven Russia should note the provisions of the controlled foreign companies legislation contained in Sections 747 to 756 of the Income and Corporate Taxes Act 1988. It should be noted that it is envisaged that the UK Government will announce that it intends to alter the rules relating to controlled foreign companies in the near future. Shareholders should seek their own specific advice on how these changes may impact upon them.

Transfer of assets abroad
The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of section 714 to 751 of the Income Tax Act 2007 which may render such individuals liable to tax on the income of Raven Russia (taken before any deduction for interest) in certain circumstances.

Transactions in securities
The attention of investors is drawn to Section 684 of the Income Tax Act 2007 under which HM Revenue & Customs may seek to cancel tax advantages from certain transactions in securities.

10.2.3 ***Non-UK Shareholders***
Shareholders who are not resident or ordinarily resident (or temporarily non resident) in the United Kingdom and do not carry on a trade, profession or vocation through a branch, agency or other form of permanent establishment in the United Kingdom with which Ordinary Shares, Preference Shares or Warrants are connected

will not normally be liable to United Kingdom taxation on capital gains arising on the sale or other disposal of Ordinary Shares, Preference Shares or Warrants. However, non-UK Shareholders will need to take specific professional advice about their individual tax position.

10.2.4 ***Individual Savings Accounts ("ISA") and Personal Equity Plans ("PEP")***

Ordinary Shares, Preference Shares and Warrants in Raven Russia will not be eligible to be held in the stocks and shares component of an ISA or an existing PEP.

10.2.5 ***Self-invested Personal Pension Schemes ("SIPPs")***

HM Revenue & Customs automatically treats SIPPs existing at 6 April 2006 or set up after that date as registered pension schemes. In accordance with HM Revenue & Customs guidance note RPSM07105010 registered pension schemes may invest in equities regardless of whether or not they are quoted on a recognised stock exchange, and therefore Ordinary Shares, Preference Shares and Warrants should be eligible.

10.2.6 ***Stamp Duty and Stamp Duty Reserve Tax***

The following comments are intended as a guide to the general UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT") position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services to whom special rules apply. No UK Stamp Duty or SDRT will be payable on the issue of Preference Shares or Warrants. UK Stamp Duty is payable on any instrument of transfer of Preference Shares or Warrants executed within, or in certain cases brought into, the United Kingdom. Where stamp duty is payable this is generally payable at a rate of 0.5 per cent., rounded up where necessary to the next £5, of the amount of the value of the consideration for the transfer (provided that the consideration exceeds £1,000). Provided that Ordinary Shares, Preference Shares or Warrants are not registered in any register kept in the United Kingdom by or on behalf of Raven Russia any agreement to transfer Ordinary Shares, Preference Shares or Warrants should not be subject to SDRT.

Any person who is in any doubt as to his/her tax position should consult his/her professional advisers.

10.3 **Risk Factors**

Raven Mount Shareholders should carefully review and evaluate the following risks associated with taxation before making a decision in relation to the Offer. If in any doubt or if you require more detailed information than the general taxation outline above Raven Mount Shareholders should immediately seek their own personal financial advice from their independent professional adviser authorised under FSMA who specialises in advising on the acquisition of shares and other securities or other advisers such as legal advisers and accountants.

If a member of the Raven Russia Group is found to be, or to have been, tax resident in any jurisdiction other than that in which it is incorporated or domiciled or to have a taxable permanent establishment or other taxable presence elsewhere, other than in the case of certain members of the Raven Russia Group providing advisory and staff services which may have permanent establishments in Russia and the UK, whether on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the amount of tax payable by the Raven Russia Group.

Any change in any member of the Raven Russia Group's tax status or in taxation legislation, practice or its interpretation, could adversely affect the post-tax returns to shareholders.

Russian tax law and practice is not as clearly established as that of the UK. It is possible that the current interpretation of the law or understanding of practice may change or, indeed, that the law may be changed with retrospective effect, although legislation with retrospective effect that cause a deterioration in taxpayers' positions is generally prohibited.

Russian tax laws, such as the Tax Code, have been in force for a short period relative to tax laws in more developed market economies: therefore the government's implementation of these tax laws is often unclear or inconsistent. Often, differing legal interpretations exist between companies that are taxed and government organisations, such as the Minister of Finance, the Federal Tax Service and its various inspectorates, creating uncertainties and areas of conflict. Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year in question. The tax authorities have in the past sought, and may again in the future, seek, ways to look back beyond the three year period. The fact that a year has been reviewed by tax authorities does not close that year nor any tax declaration applicable to that year, from further review during the three-year period. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

The taxation system in Russia is subject to frequent change and inconsistent enforcement at the federal, regional and local levels. Until the recent adoption of the new Tax Code, the system of tax collection was relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. There can be no guarantee that the Tax Code will not be changed in the future in a way that reverses recent positive changes. Among other things, the potential for government deficits raises the risk of a sudden imposition of additional taxes on Raven Russia or entities in which it invests.

Accordingly, it is possible that Raven Russia or any entity in which it invests could become subject to taxation in Russia that is not anticipated either at the date of this document or when its investments into Russia are made, valued or disposed of, which could have a materially adverse effect on Raven Russia.

Equally, the timing for recovering VAT by the Raven Russia Group from the Russian government in respect of construction costs can be hard to predict.

10.4 **Rule 29.3 Potential Tax Liability**

On the disposal of the properties which are owned solely by Raven Mount, set out in Part 1 of Schedule A of the Rule 29 valuation prepared by DTZ (and set out in Appendix 2 of this document) (the "**DTZ Valuation**") it is anticipated by Raven Russia, which has been so advised by its tax advisers, based on the assumption that: (i) the property is sold at the amount of the valuation stated in the certificate; and; (ii) Raven Russia does not set off existing tax losses against the gain realised on the sale of the land, that no corporate tax should arise on the sale of these assets.

Raven Russia's tax advisers have advised, based on current tax law and practice, that the sale of these properties should not create taxable profits, on the basis that these properties are held as stock in Raven Mount's balance sheet, at a value that is equivalent to the current DTZ Valuation.

On the disposal of the properties that are under a 50 per cent. joint venture with Yoo Limited, set out in Part 2 of Schedule A of the DTZ Valuation (and known as "the Lakes"), it is anticipated by Raven Russia, which has been so advised by its tax advisers, based on the assumption that (i) the property described as "the Lakes" is sold at the amount of the valuation stated in the certificate; and (ii) Raven Russia does not set off existing tax losses against the gain realised on the sale of land, that a corporation tax charge of approximately £1,089,000 may arise on the sale, which represents the difference in the carrying value of

this property in the balance sheet of Raven Mount and the DTZ Valuation. The Directors consider that is unlikely that this liability will in fact crystallise as it would only arise from the sale of all the Lakes property in a single accounting period. This liability could also be reduced by offsetting current year losses in the Raven Mount Group.

On the disposal of the properties that are held for development set out in Schedule B of the DTZ Valuation, based on the assumption that (i) the property is sold at the amount of the valuation stated in the certificate; and (ii) Raven Russia does not set off existing tax losses against the gain realised on the sale of the land, Raven Russia's tax advisers have advised that no corporation tax should arise on the sale.

Raven Russia's tax advisers have advised it, based on current tax law and practice, that any sale of these properties would not create taxable profits, based on the fact that these properties are held as stock at value in Raven Mount's balance sheet that is equivalent to the current DTZ valuation.

On the disposal of the properties that are held under a development agreement set out in Schedule C of the DTZ Valuation, it is anticipated by Raven Russia, which has been so advised by its tax advisers based on the assumption that (i) the property is sold at the amount of the valuation stated in the certificate; and (ii) Raven Russia does not set off existing tax losses against the gain realised on the sale of land, that no corporate tax should arise on the sale of these assets.

Raven Russia's tax advisers have advised it, based on current tax law and practice, that any sale of these properties would not create taxable profits, based on the fact that these properties are held as stock at value in Raven Mount's balance sheet that is equivalent to the current DTZ Valuation.

11. CONCERT PARTIES

11.1 The identity of those persons acting in concert with Raven Russia of whom Raven Mount Shareholders need details in order to reach a properly informed decision on the Offer are set out below:

Name	*Type of company (if a company)*	*Registered office (if a company)*	*Relationship with Raven Russia*
Richard Wilson Jewson	N/A	N/A	Director
Anton John Godfrey Bilton	N/A	N/A	Director
Glyn Vincent Hirsch	N/A	N/A	Director
Colin Andrew Smith	N/A	N/A	Director
Stephen Charles Coe	N/A	N/A	Director
David Christopher Moore	N/A	N/A	Director
Christopher Wade Sherwell	N/A	N/A	Director
Mark Sinclair	N/A	N/A	Director
Numis Securities	Private limited company	10 Paternoster Square, London EC4M 7LT	Rule 3 adviser, financial adviser and joint broker
Singer	Private limited company	One Hanover Street, London W1S 1YZ	Joint broker
Godfrey Bilton Life Interest Settlement Trust	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Bilton Family Discretionary Settlement Trust	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3

Name	*Type of company (if a company)*	*Registered office (if a company)*	*Relationship with Raven Russia*
Bilton Charitable Foundation	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Organon SIPP re Anton Bilton	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
The EBT	N/A	N/A	See paragraph 11.3

11.2 The identity of those persons acting in concert with Raven Mount of whom Raven Mount Shareholders need details in order to reach a properly informed decision on the Offer are set out below:

Name	*Type of company (if a company)*	*Registered office (if a company)*	*Relationship with Raven Mount*
Anton John Godfrey Bilton	N/A	N/A	Director
Bimaljit Singh Sandhu	N/A	N/A	Director
Glyn Vincent Hirsch	N/A	N/A	Director
Mark Adrian Kirkland	N/A	N/A	Director
James Balfour Hyslop	N/A	N/A	Director
Rory Patrick Macnamara	N/A	N/A	Director
Robert Thomas Ernest Ware	N/A	N/A	Director
Godfrey Bilton Life Interest Settlement Trust	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Bilton Family Discretionary Settlement Trust	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Hillside Management Services Limited	Private limited company	56 Grange Road, Ealing, London W5 5BX	See paragraph 11.3
MS Sandhu Life Interest Settlement Trust	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Sandhu Charitable Foundation	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Bilton Charitable Foundation	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Sandhu Family Discretionary Settlement Trust	N/A	56 Grange Road, Ealing London W5 5BX	See paragraph 11.3
DK Sandhu Discretionary Settlement Trust	N/A	22 Hamilton Road, Harrow, Middlesex HA1 1SX	See paragraph 11.3
Sidhu Family Discretionary Settlement Trust	N/A	15 Walcote Drive, Nottingham, NG2 7JQ	See paragraph 11.3
Santon Pension Fund	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3
Organon SIPP re Anton Bilton	N/A	1st Floor, 21 Knightsbridge, London SW1X 7LY	See paragraph 11.3

Name	*Type of company (if a company)*	*Registered office (if a company)*	*Relationship with Raven Mount*
Shore Capital	Private limited company	14 Bond Street House, 14 Clifford Street, London W1S 4JU	Nominated adviser and joint broker
Pardeep Sandhu	N/A	N/A	See paragraph 11.3
The EBT	N/A	N/A	See paragraph 11.3
Close family members of Bim Sandhu	N/A	N/A	See paragraph 11.3
Oriel Securities	Private limited company	125 Wood Street, London EC2V 7AN	Rule 3 adviser, financial adviser and joint broker

11.3 Further details of the persons acting in concert with Raven Mount and/or Raven Russia (other than (i) the directors of Raven Mount; (ii) the directors of Raven Russia; (iii) Oriel Securities; (iv) Shore Capital; (v) Numis Securities and (vi) Singer) are set out below:

(a) the Godfrey Bilton Life Interest Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 17 June 2002. Its trustees are Anton Bilton and Martin Davies and its beneficiaries are the Life Tenant (being Anton Bilton's children) and their children and remoter issue (grandchildren, great grandchildren and so on). The Godfrey Bilton Life Interest Settlement Trust holds 1,449,415 Raven Mount Shares;

(b) the Bilton Family Discretionary Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY was formed on 17 October 2007. Its trustees are Anton Bilton and Martin Davies and its intended beneficiaries are Anton Bilton's children, remoter issue, father, siblings, charitable organisations and anyone who the Trustees shall add to the beneficiary class. Anton Bilton and his wife are excluded from benefiting from the trust. The Bilton Family Discretionary Settlement Trust holds 2,600,000 Raven Mount Shares;

(c) Hillside Management Services Limited is a holding company wholly owned by Pardeep Sandhu. Hillside Management Services Limited holds 500,000 Raven Mount Shares;

(d) the MS Sandhu Life Interest Settlement Trust, of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 17 June 2002. Its trustees are Bim Sandhu and Sean Carey and its beneficiaries are the Life Tenant (being all of the grandchildren of MS Sandhu (Bim Sandhu's father) at the time when the MS Sandhu Life Interest Settlement Trust was formed) and their children and remoter issue (grandchildren, great grandchildren and so on). The MS Sandhu Life Interest Settlement Trust holds 726,384 Raven Mount Shares;

(e) the Sandhu Charitable Foundation, of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 29 March 2006. Its trustees are Bim Sandhu and Sean Carey and its beneficiaries are as nominated at the discretion of the trustees. The Sandhu Charitable Foundation holds 1,150,000 Raven Mount Shares;

(f) the Bilton Charitable Foundation, of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 26 March 2007. Its trustees are Anton Bilton, Martin Davies and Lisa Bilton and its beneficiaries are as nominated at the discretion of the trustees. The Bilton Charitable Foundation holds 600,000 Raven Mount Shares;

(g) the Sandhu Family Discretionary Settlement Trust, of 56 Grange Road, Ealing, London W5 5BX, was formed on 30 March 2007. Its trustees are Bim Sandhu and Sean Carey and its intended beneficiaries are Bim Sandhu's children, but under certain circumstances could be extended to include other family members, friends of Bim

Sandhu and charitable organisations. The Sandhu Family Discretionary Settlement Trust holds 2,415,634 Raven Mount Shares;

(h) the DK Sandhu Discretionary Settlement Trust, of 22 Hamilton Road, Harrow, Middlesex HA1 1SX, was formed on 1 April 2007. Its trustees are Jaswinder Singh Sandhu, Baljit Kaur Kahlon and Sean Carey and its intended beneficiaries are Bim Sandhu's brother, sister and their children, but under certain circumstances could be extended to include other family members and charitable organisations. The DK Sandhu Discretionary Settlement Trust holds 900,000 Raven Mount Shares;

(i) the Sidhu Family Discretionary Settlement Trust, of 15 Walcote Drive, Nottingham NG2 7JQ, was formed on 3 April 2007. Its trustees are Gurjit Sidhu, Michael Butterick and Tajinder Sidhu and its intended beneficiaries are Bim Sandhu's sister-in-law and her children, but under certain circumstances could be extended to include other family members, and charitable organisations. The Sidhu Family Discretionary Settlement Trust holds 450,000 Raven Mount Shares;

(j) The Organon SIPP re Anton Bilton is a Self Invested Personal Pension of which Anton Bilton is a trustee and beneficiary. It holds 1,875,000 Raven Mount Shares;

(k) The Santon Pension Fund of 21 Knightsbridge, London SW1X 7LY, was formed on 30 March 2000 as a small self-administered scheme. Anton Bilton was one of its trustees, and beneficial ownership was divided equally between Bim Sandhu and his wife, on the one hand, and Anton Bilton and his wife, on the other. On 24 November 2008, the fund was split and its sole beneficiaries now are Bim Sandhu and his spouse. It holds 1,875,000 Raven Mount Shares;

(l) Pardeep Sandhu is the wife of Bim Sandhu. Mrs Sandhu holds 1,500,000 Raven Mount Shares;

(m) B&P Investments Limited is a company jointly owned by Bim Sandhu and Pardeep Sandhu;

(n) the EBT holds 2,376,000 Raven Mount Shares. The EBT is a discretionary trust established for the benefit of employees and former employees of Raven Mount and their spouses, widows, widowers and dependants. Both Anton Bilton and Bim Sandhu are potential beneficiaries of the EBT; and

(o) close family members of Bim Sandhu hold a further 850,000 Raven Mount Shares.

12. NATIONAL LAW AND COMPETENT COURTS

Contracts concluded between Raven Russia and holders of Raven Mount Shares as a result of the Offer shall be governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction for determining any matter which may arise under or in connection with any such contract.

13. GENERAL

13.1 Each of Numis, Oriel Securities, Shore Capital and DTZ has given and not withdrawn its written consent to the issue of this document with the reference to its name, and have not withdrawn its written consent to the inclusion of its opinion(s), each in the form and context in which they are included in this document and/or the Prospectus Equivalent Document.

13.2 No proposal, agreement, arrangement or understanding (including any compensation arrangement) exists, in connection with or dependence upon the Offer, between Raven Russia or any person acting in concert with Raven Russia and any of the directors, recent

directors, shareholders or recent shareholders of Raven Mount or any person interested or recently interested in shares in Raven Mount.

13.3 There is no agreement, arrangement or understanding under which any securities acquired pursuant to the Offer will be transferred to any other person, except that Raven Russia reserves the right to transfer any Raven Mount Shares to any of its subsidiaries.

13.4 None of Raven Russia's subsidiaries holds any interests in securities in Raven Mount.

13.5 Save for the irrevocable undertakings described in paragraph 5 of Appendix 4 of this document, neither:

(a) Raven Russia, nor any person acting in concert with Raven Russia; nor

(b) Raven Mount, nor any person who is an associate of Raven Mount by virtue of paragraphs (1), (2), (3) or (4) of the definition of associate in the City Code,

has any arrangement (including any indemnity or option arrangement), agreement or understanding, formal or informal, of whatever nature relating to relevant Raven Mount securities or relevant Raven Russia securities, which may be an inducement to deal or refrain from dealing, with any other person.

13.6 There are no agreements or arrangements to which Raven Russia is a party which relate to the circumstances in which it may or may not seek to invoke a condition to the Offer and there are break fees payable as a result.

13.7 So far as the directors of Raven Russia are aware, there have been no material changes in the financial or trading position of Raven Russia since 31 December 2008 (the date to which its last published preliminary audited accounts were prepared).

13.8 So far as the directors of Raven Mount are aware, there have been no material changes in the financial or trading position of Raven Mount since 31 December 2008 (the date to which its last published preliminary audited accounts were prepared), save for the repayment of the £15 million loan facility and the full and final settlement of the £4.6 million pension liability disclosed in paragraph 7 of Part I to this document and note 18 and note 4 to the Raven Mount financial statements for the year ended 31 December 2008, set out in Part 6 of the Prospectus Equivalent Document.

13.9 Settlement of the consideration to which any Raven Mount Shareholder is entitled to receive under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, set-off, counterclaim or other analogous right to which Raven Russia may otherwise be, or claim to be, entitled against such Raven Mount Shareholder.

13.10 All references to time in this document and in the Form of Acceptance are to London time unless the context provides otherwise.

14. BASES AND SOURCES

14.1 Unless otherwise stated, all share prices are derived from the Daily Official List.

14.2 Unless otherwise stated, the financial information relating to Raven Mount has been extracted or derived, without material adjustment, from Raven Mount's preliminary audited accounts for the year ended 31 December 2008.

14.3 Unless otherwise stated, the financial information relating to Raven Russia has been extracted or derived, without material adjustment, from Raven Russia's audited financial statements for the year ended 31 December 2008.

15. DOCUMENTS AVAILABLE FOR INSPECTION

15.1 Copies of the following documents will be available for inspection during normal business hours on any weekday (public holidays excepted) at the offices of Berwin Leighton Paisner LLP, Adelaide House, London Bridge, London EC4R 9HA while the Offer remains open for acceptance:

(a) the memorandum and articles of association of Raven Russia;

(b) the memorandum and articles of association of Raven Mount;

(c) the published audited consolidated accounts of Raven Russia for the financial years ended 31 December 2006 and 31 December 2007;

(d) the audited preliminary results for Raven Russia for the financial year ended 31 December 2008;

(e) the published audited consolidated accounts of the Raven Mount Group for the financial years ended 31 December 2006 and 31 December 2007;

(f) the audited preliminary results for Raven Mount for the financial year ended 31 December 2008;

(g) the independent property valuation report prepared by DTZ;

(h) the service contracts of each of the directors of Raven Mount, and the letters of appointment for the non-executive directors;

(i) the letters of consent from:

(i) Oriel Securities;

(ii) Numis;

(iii) Shore Capital; and

(iv) DTZ;

(j) the material contracts referred to in paragraph 9 of this Appendix 4;

(k) the irrevocable undertakings and letters of intent to accept the Offer referred to in paragraph 5 of Appendix 4 of this document;

(l) the Prospectus Equivalent Document;

(m) the 2.4 Announcement and the 2.5 Announcement; and

(n) this document and the Form of Acceptance.

15.2 A copy of this document and the Prospectus Equivalent Document is available on Raven Russia's website *www.ravenrussia.com* while the Offer remains open for acceptance.

15.3 A copy of this document is also available on Raven Mount's website *www.theravengroup.co.uk* while the Offer remains open for acceptance.

APPENDIX 5

DEFINITIONS

The following definitions apply throughout this document and the Form of Acceptance, unless the context otherwise requires:

"£" and "p"	respectively pounds and pence sterling, the lawful currency of the United Kingdom
"Admission"	the admission of the New Preference Shares and the New Warrants, to be issued pursuant to the Offer, to trading on AIM becoming effective in accordance with the AIM Rules for Companies
"2.4 Announcement"	the announcement issued by Raven Russia and Raven Mount on 17 February 2009 in relation to a possible offer made by Raven Russia to acquire the entire issued and to be issued share capital of Raven Mount
"2.5 Announcement"	the announcement issued by Raven Russia and Raven Mount on 31 March 2009 in relation to the Offer
"2006 Act"	the Companies Act 2006 (as amended)
"Acquisition"	the acquisition of all or part of the issued or to be issued share capital of Raven Mount by means of the Offer
"Act"	the Companies Act 1985 (as amended)
"AIM Rules for Companies"	the AIM Rules for Companies published by the London Stock Exchange from time to time
"AIM"	the AIM market operated by the London Stock Exchange
"Alternative TTE instruction"	a Transfer to Escrow instruction (as described in the CREST manual issued by Euroclear UK & Ireland Limited) in relation to Raven Mount Shares in uncertificated form meeting the requirements set out in paragraph 17.2 of the letter from the Chairman of Raven Russia contained in Part II of this document
"Associates"	has the meaning given to it in section 988(1) of the 2006 Act
"Basic Offer TTE instruction"	a Transfer to Escrow instruction (as described in the CREST manual issued by Euroclear UK & Ireland Limited) in relation to Raven Mount Shares in uncertificated form meeting the requirements set out in paragraph 17.2 of the letter from the Chairman of Raven Russia contained in this document
"Board"	in Part II of this document, means the board of directors of Raven Russia
"Business Day"	a day (other than a Saturday or a Sunday) in which clearing banks in the City of London and Guernsey are generally open for business
"Capita Registrars"	a trading name of Capita Registrars Limited

"certificated" or **"in certificated form"**	in certificated form (that is, not in CREST)
"Changes to the Share Option Plan"	the proposed changes to the Share Option Plan, as set out in paragraph 5 of Part 12 the Prospectus Equivalent Document
"CIS"	Commonwealth of Independent States
"City Code"	the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers in the United Kingdom and, from time to time, any successor or replacement body thereof
"Closing Price"	the middle market quotation for Raven Mount Shares on the close of trading on 16 February 2009, being the last practicable Business Day before the 2.4 Announcement
"Companies Acts"	the company law provisions of the 2006 Act, the Act, Part 2 of the Companies (Audit, Investigations and Community Enterprise) Act 2004, the Companies Consolidation (Consequential Provisions) Act 1985 and the Companies Act 1989 that remain in place
"CREST"	the computerised settlement system operated by Euroclear which facilitates the transfer of title to shares in uncertificated form
"CREST Manual"	the publication issued by Euroclear and described by it as the CREST Manual
"CREST member"	a person who has been admitted by Euroclear UK & Ireland Limited as a system-member (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"Daily Official List"	the daily official list of the London Stock Exchange
"DTZ"	DTZ Debenham Tie Leung Limited
"EBT"	the Raven Mount Employee Benefit Trust, a discretionary trust established for the benefit of employees and former employees of Raven Mount and their spouses, widows, widowers and dependents
"Electronic Acceptance"	the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offer on the terms set out in this document
"Enlarged Group"	the Raven Russia Group as enlarged following consummation of the Offer
"ESA Instruction"	an Escrow Account Adjustment Input (AESN), transaction type **"ESA"** (as described in the CREST Manual)

"Escrow Agent"	Receiving Agent in its capacity as an escrow agent as described in the CREST Manual
"Euroclear"	Euroclear UK & Ireland Limited, a company incorporated under the laws of England and Wales and the operator of CREST
"First Closing Date"	8 May 2009
"Fixed Amount"	£1.00
"Form of Acceptance"	the form of acceptance and authority for use in connection with the Offer accompanying this document
"Framework Agreement"	the agreement dated 9 July 2008 (as amended on 4 September 2008) between Raven Russia, Raven Mount, Raven Mount Holdings plc (now in members' voluntary liquidation), Russian Property Management Limited and Raven Mount Admission Limited (now Raven Mount Group plc) for the sale and purchase of the entire issued share capital of RRPA and the disposal of RRPM to Raven Russia
"FSA"	Financial Services Authority of the United Kingdom
"FSMA"	Financial Services and Markets Act 2000, as amended
"IFRS"	International Financial Reporting Standards (including International Accounting Standards)
"Independent Raven Mount Board Committee"	the directors of Raven Mount with the exception of Anton Bilton and Glyn Hirsch (both of whom are also directors of Raven Russia)
"Independent Raven Russia Board Committee"	the directors of Raven Russia with the exception of Anton Bilton and Glyn Hirsch (both of whom are also directors of Raven Mount)
"Invesco"	Invesco Asset Management Limited
"Interested Persons"	has meaning set out in paragraph 3 of Appendix 4
"IPO"	the admission of Raven Russia's Ordinary Shares to trading which became effective on 29 July 2005
"Law"	the Companies (Guernsey) Law, 2008 as amended
"London Stock Exchange"	London Stock Exchange plc
"member account ID"	the identification code or number attached to any member account in CREST
"New Preference Shares"	the new Preference Shares to be allotted and issued to Raven Mount Shareholders pursuant to the Offer
"New Warrants"	the new Warrants to be allotted and issued to Raven Mount Shareholders pursuant to the Offer
"Numis" or **"Numis Securities"**	Numis Securities Limited
"Offer Document"	this document

"Offer"	the recommended offer by Raven Russia to acquire the entire issued and to be issued share capital of Raven Mount on the terms and subject to the conditions set out in this document and, where the context so requires, any subsequent revision, variation, extension or renewal thereof
"Offeror"	Raven Russia
"Official List"	the official list of the UKLA
"Order"	the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended
"Ordinary Shareholder"	means a holder of Ordinary Shares
"Ordinary Shares"	ordinary shares of £0.01 each in the capital of Raven Russia
"Oriel Securities" or **"Oriel"**	Oriel Securities Limited
"Panel"	the Panel on Takeovers and Mergers
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Placing Agreement"	the agreement dated 17 February 2009 between Raven Russia, Numis and Singer relating to the Placing, details of which are set out in paragraph 10.1 of Part 12 of the Prospectus Equivalent Document
"Placing Price"	£1.00 per Unit
"Placing"	the conditional placing by Numis and Singer, on behalf of the Raven Russia, of 76,155,000 Units at the Placing Price pursuant to the terms and conditions of the Placing Agreement which was completed on 25 March 2009
"Preference Shares"	the cumulative redeemable preference shares of £0.01 each in the capital of Raven Russia
"Prohibited Territories" or **"Prohibited Territory"**	Australia, Japan, the Republic of Ireland, the Republic of South Africa and their respective territories and possessions and any other jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for Raven Russian or Raven Mount if information or documents concerning the Offer were to be sent or made available to Raven Mount Shareholders in that jurisdiction
"Prospectus Equivalent Document"	the equivalent information document dated on the same date as this document which is published by Raven Russia and which accompanies this document
"Raven Mount"	Raven Mount Group plc
"Raven Mount Group"	Raven Mount and its subsidiaries and subsidiary undertakings
"Raven Mount Shareholders"	holders of Raven Mount Shares

"Raven Mount 2008 EBT Contribution"	the contribution with a value of £8.1 million payable by Raven Mount to the EBT referred to in Part I and Part II of this document
"Raven Mount 2008 Share Option Plan"	the share option plan adopted by Raven Mount known as 'the Raven Mount Group plc Share Option Plan' referred to in Part I and Part II of this document
"Raven Mount Shares"	the ordinary shares of £0.001 each in the capital of Raven Mount
"Raven Mount"	Raven Mount Group plc
"Raven Russia Group"	Raven Russia and its subsidiaries and subsidiary undertakings
"Raven Russia"	Raven Russia Limited
"Receiving Agent"	Capita Registrars Limited, the receiving agent to the Offer
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No 3755)
"Regulatory Information Service"	Regulatory Information Service operated by the London Stock Exchange
"rouble"	the lawful currency of the Russian Federation
"RRPA"	Raven Russia Property Advisers Limited
"RRPM"	Raven Russia Property Management Limited
"Share Option Plan"	the Raven Russia 2008 Unapproved Employee Share Option Plan
"Shares"	Ordinary Shares and Preference Shares
"Shore Capital"	Shore Capital and Corporate Limited
"Singer"	Singer Capital Markets Limited
"Statutes"	the Law and every other statute, statutory instrument, regulation or order for the time being in force concerning companies whether registered under the Law or not
"subsidiary undertaking"	as defined in section 1162 of the 2006 Act
"subsidiary"	as defined in section 1159 of the 2006 Act
"TFE instruction"	a Transfer from Escrow instruction (as defined by the CREST Manual)
"TTE instruction"	a Transfer to Escrow instruction (as defined by the CREST Manual)
"UK Listing Authority" or **"UKLA"**	the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"UK" or **"United Kingdom"**	the United Kingdom of Great Britain and Northern Ireland
"uncertificated" or **"in uncertificated form"**	recorded in the register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

"**Units**"	the units, each consisting of one Preference Share and one Warrant
"**US dollars**" or "**$**"	US dollars, the lawful currency of the United States
"**US**", "**USA**" or "**United States**"	the United States of America, its territories and possessions, any state of the US and the District of Columbia and all other areas subject to its jurisdiction
"**US person**"	a person who is a citizen and/or resident of the United States
"**VAT**"	value added tax
"**Warehouse(s)**"	the entire spectrum of both newly-built and existing warehouse buildings, including, but not limited to, high bay logistics buildings, cold storage, industrial and manufacturing factories, light assembly, storage depots, retail warehouses, leisure boxes, multiplexes, supermarkets, exhibition centres, refineries and multi-storey warehouse buildings, any of which may have an office content
"**Warrant Instrument**"	the warrant instrument adopted by Raven Russia constituting the Warrants
"**Warrant**"	a warrant to subscribe for 1 Ordinary Share in Raven Russia at 25 pence per Ordinary Share
"**Warrantholder**"	a holder of a Warrant

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or the action you should take, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000.

This Form of Acceptance ("**Form**") should be read in conjunction with the accompanying Offer Document dated 17 April 2009 from Raven Russia (the "**Offer Document**"). The terms and conditions of the Offer Document are deemed to be incorporated in and form part of this Form.

If you sell or have sold or otherwise transferred all of your Raven Mount Shares (other than pursuant to the Offer), please send the Offer Document, any other accompanying documents and the reply-paid envelope but not this personalised form of acceptance as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom you sell or have sold or transferred your shares for delivery to the purchaser or transferee. This Form, the Offer Document and any other accompanying documents or forms should not, however, be sent or transmitted in, or into, any Prohibited Territory. If you sell or have sold or otherwise transferred only part of your holding of Raven Mount Shares you should retain these documents.

FORM OF ACCEPTANCE

Recommended Offer

by

Raven Russia Limited

to acquire the entire issued and to be issued share capital of

Raven Mount Group plc

Unless the context otherwise requires, the definitions contained in the Offer Document also apply to this Form.

ACTION TO BE TAKEN

- To accept the Offer in its basic form, complete this Form on page 3 by following the instructions and notes for guidance on pages 2 and 4.
- Return this Form, duly completed and signed and accompanied by your certificate(s) and/or other document(s) of title, by post or by hand to the Receiving Agent at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible, but in any event so as to arrive by no later than 1.00 p.m. on 8 May 2008. A first class reply-paid envelope is enclosed for documents lodged by post from within the UK only.
- **If your Raven Mount Shares are in uncertificated form (that is, in CREST), do not complete this Form. Instead refer to Part II, paragraph 17.2 of the Offer Document which sets out the procedure for acceptance of the Offer in respect of uncertificated shares.**
- **If you hold Raven Mount Shares in both certificated and uncertificated form, you should complete this Form in respect of your holding in certificated form. Similarly, you should complete a separate Form for Raven Mount Shares held in certificated form but under a different designation. You can obtain further Forms by contacting the Receiving Agent (telephone number 0871 664 0321 or if telephoning from outside the UK, on +44 20 8639 3399). Calls to the 0871 number cost 10 pence per minute plus your service providers' network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Calls may be monitored for security and training purposes.**
- If your Raven Mount Shares are in certificated form and your share certificate(s) and/or other document(s) of title are with your bank, stockbroker or other agent, you should complete and sign this Form and arrange for it to be lodged by the agent with the relevant document(s) no later than 1.00 p.m., 8 May 2009.
- Please read Parts 2 and 3 of Appendix 1 to the Offer Document, the terms of which are incorporated in and form part of this Form.
- If you hold Raven Mount Shares in certificated form jointly with others, you must arrange for all your co-holders to sign this Form.
- A Form of Acceptance contained in an envelope postmarked in a Prohibited Territory or otherwise appearing to Raven Russia or its agents to have been sent from a Prohibited Territory will not constitute a valid acceptance of the Offer.

If you are in any doubt as to how to fill in this Form, please contact the Receiving Agent at Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (telephone number 0871 664 0321 or if telephoning from outside the UK, on +44 20 8639 3399). Calls to the 0871 number cost 10 pence per minute plus your service providers' network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Calls may be monitored for security and training purposes.

HOW TO COMPLETE THIS FORM

The provisions of Parts 2 and 3 of Appendix 1 to the Offer Document are incorporated into and form part of this Form.

1 THE OFFER

To accept the Offer insert in Box 1 the total number of Raven Mount Shares held in certificated form for which you wish to accept the Offer.

You must also sign Box 2 in accordance with the instructions set out below and if appropriate, complete Box 3, Box 4, Box 5 and/or Box 6.



You will receive 0.525 Units (each Unit comprising 1 Preference Share and 1 Warrant) for every 1 Raven Mount Share and so on in proportion for any other number of Raven Mount Shares inserted in Box 1. If no number or a number greater than your entire holding of Raven Mount Shares is inserted in Box 1 and you have signed Box 2, you will be deemed to have accepted the Offer in respect of your entire holding of Raven Mount Shares (being your entire holding under the name and address detailed in Box 1 or Box 3, as appropriate). Fractions of Preference Shares or Warrants will not be issued to Raven Mount Shareholders and any fractional entitlements to Preference Shares or Warrants will be disregarded.

2 SIGNATURES



You must sign Box 2 and, in the case of a joint holding, arrange for all other joint holders to do likewise. Each holder must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the joint holders. The same witness may witness each signature of the joint holders. If the acceptance is not made by the registered holder)s), insert the name(s) and capacity (e.g. executor or attorney) of the person(s) making the acceptance. If this form is signed by an attorney, the executed power or attorney (or a duly certified copy thereof) must be lodged with this form of acceptance for noting. A company may either execute under seal, the seal being affixed in accordance with its Articles of Association, or other regulations, or, if applicable, in accordance with section 36A or 36B of the Companies Act 1985. This Form shall take effect as a deed executed by you and by your joint holder(s), if any.

3 FULL NAME(S) AND ADDRESS



Only complete Box 3 with the full name and address of the sole or first-named registered holder, together with the full names of all other joint holders (if any) in BLOCK CAPITALS if the details printed in Box 1 are not correct. Unless you complete Box 5, the address of the sole or first-named registered holder in Box 1 or inserted into Box 3 will be the address to which the consideration will be sent. If the address in Box 3 is in a Prohibited Territory, you must insert an alternative address outside a Prohibited Territory.

4 US AND OTHER OVERSEAS PERSONS



If you are unable to give the warranties required by paragraph (b) of Part 3 of Appendix 1 to the Offer Document, YOU MUST PUT "YES" IN BOX 4. If you do not put "YES" in Box 4, you will be deemed to have given the warranties.

5 ALTERNATIVE ADDRESS



Insert in Box 5 your own name and address (but not an address in a Prohibited Territory) or the name and address of the person or agent (for example, your bank, but not an address in a Prohibited Territory) to whom you wish the consideration or returned documents to be sent if not the same as in Box 1 or inserted into Box 3. Box 5 must be completed by holders with registered addresses in a Prohibited Territory or holders who have completed Box 3 with an address in a Prohibited Territory.

6 DAYTIME TELEPHONE NUMBER OR E-MAIL ADDRESS



Insert in Box 6 your daytime telephone number or email address in case of queries.

Please complete as explained on page 2 in BLOCK CAPITALS

The provisions of Parts 2 and 3 of Appendix 1 to the Offer Document are incorporated into and form part of this Form.

1 **TO ACCEPT THE OFFER**

Complete Box 1 (and, if appropriate, Box 3, Box 4, Box 5 and Box 6) and sign Box 2 in the presence of a witness who must sign and give details of his/her name and address where indicated.

BOX 1

No. of Raven Mount Shares in certificated form for which you are accepting the Offer.

2 **SIGN HERE TO ACCEPT THE OFFER** **BOX 2**

Execution by individuals – In the case of joint holders all must sign. Joint holders may NOT act as witness to the signature of other joint holders.

Signed and delivered as a deed by:	Witnessed by:	
1.	1. Name	Signature
	Address	
2.	2. Name	Signature
	Address	
3.	3. Name	Signature
	Address	
4.	4. Name	Signature
	Address	

Execution by a company

* Executed and delivered as a deed under the seal of the company named below right

Executed and delivered by the company named right ______ *Name of company*

* In the presence of/acting by: ______ *Name of Director* ______ *Signature of Director*

______ *Name of second Director or Secretary* ______ *Signature of second Director or Secretary*

* Affix seal here

* delete as appropriate

Note: The signature of each registered holder should be witnessed

3 **FULL NAME(S) AND ADDRESS** **BOX 3**

To be completed in block capitals only if there are no personal details shown above in Box 1 or if those details are incorrect.

First registered holder	Second registered holder	Third registered holder	Fourth registered holder
Forename(s)	Forename(s)	Forename(s)	Forename(s)
(Mr/Mrs/Ms/Title)	(Mr/Mrs/Ms/Title)	(Mr/Mrs/Ms/Title)	(Mr/Mrs/Ms/Title)
Surname	Surname	Surname	Surname
Address			
Postcode			

4 Please put "Yes" in Box 4 if you are unable to give the warranty relating to overseas shareholders in paragraph (b)(ii) of Part 3 of Appendix 1 to the Offer Document.

BOX 4

5 Address outside the Prohibited Territories to which consideration and/or other document(s) is/are to be sent, if not your own.

BOX 5

Name

Address

Postcode

6 Daytime Telephone Number or Email Address

BOX 6

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM

All signatures by individual shareholders or their attorneys must be independently witnessed and each witness must complete his details and sign his name in the place provided in Box 2 of this Form next to the signature of the relevant Raven Mount shareholder (or his or her attorney as the case may be). A company may either execute under seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations, or, if applicable, in accordance with section 36A of the Companies Act 1985.

In order to avoid inconvenience and delay, the following points may assist you:

1. **If a Holder is away from home (e.g. abroad or on holiday):**
   Send this Form by the quickest means (e.g. air mail) to the holder for execution or, if he has executed a power of attorney, have this Form signed by the attorney. In the latter case, the power of attorney (or a copy, duly certified in accordance with the Powers of Attorney Act 1971) should be lodged with this Form for noting. **No other signatures are acceptable.**

2. **If you have sold all, or wish to sell part, of your Raven Mount Shares:**
   If you have sold all your holding of Raven Mount Shares, you should at once send the Offer Document to the buyer or to the stockbroker, bank or other agent through whom you made the sale for transmission to the buyer. If your Raven Mount Shares are in certificated form, you wish to sell part of your holding of Raven Mount Shares and also wish to accept the Offer in respect of the balance but are unable to obtain the balance certificate by 1.00 p.m., 8 May 2009, you should ensure that the stockbroker or other agent through whom you make the sale obtains the appropriate endorsement or indication, signed on behalf of Capita Registrars, in respect of the balance of your Raven Mount Shares.

3. **If the sole holder has died:**
   If grant of probate or letters of administration has/have been registered with Capita Registrars, this Form must be signed by the personal representative(s) of the deceased holder, each in the presence of a witness, and returned to Capita Registrars at the address given on page 1 of this Form.

   If grant of probate or letters of administration has/have not been registered with Capita Registrars, the personal representative(s) or prospective personal representative(s) should sign this Form and forward it to Capita Registrars at the address given on page 1, together with the share certificate(s) and/or other document(s) of title. However, grant of probate or letters of administration must be lodged before the consideration due under the Offer can be forwarded to the personal representative(s) which must be no later than 1.00 p.m., 8 May 2009.

4. **If one of the joint holders died:**
   This Form is valid if signed by the surviving holder(s) and lodged with the share certificate(s) and/or other document(s) of title and death certificate, grant of probate or letters of administration of the deceased holder.

5. **If your Raven Mount Shares are in certificated form and the certificate(s) are held by your stockbroker, bank or other agent:**
   If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete this Form and, if the certificate(s) is/are readily available, arrange for it/them to be lodged by the agent with Capita Registrars at the address given on page 1 of this Form, accompanied by the share certificate(s) and/or other document(s) of title.

   If the certificate(s) is/are not readily available, lodge this Form with Receiving Agent at the address given on page 1, duly completed together with a note saying e.g. "certificates to follow", and arrange for the certificate(s) to be forwarded as soon as possible after that. (It will be helpful for your agent to be informed of the full terms of the Offer.)

6. **If your Raven Mount Shares are in certificated form and any share certificate has been lost:**
   Complete and lodge this Form together with a letter of explanation and any available certificate(s) with Capita Registrars at the address given on page 1. You should then write to Capital Registrars, at Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 OLA, for a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Receiving Agent at the addresses given on page 1, in support of this Form.

7. **If your Raven Mount Shares are in CREST:**
   You should take the action set out in Part II paragraph 17.2 of the Offer Document to transfer your Raven Mount Shares to an escrow balance.

   If you are a CREST sponsored member, you should refer to your CREST sponsor, as only your CREST sponsor will be able to send the necessary TTE instruction to Euroclear UK & Ireland Limited.

8. **If your full name or other particulars differ from those appearing on your share certificate:**
   (a) Incorrect name, e.g.:

   Name on certificate: James Smith

   Correct name: James Smythe

   Complete this Form with the correct name and lodge it, accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form are one and the same.

   (b) Incorrect address:

   Write the correct address in Box 3 of this Form.

   (c) Change of name:

   Lodge your marriage certificate, civil partnership certificate or the deed poll with this Form for noting.

9. **If you are not resident in the United Kingdom:**
   The attention of Raven Mount shareholders not resident in the UK is drawn to paragraph 6 of Part 2 and paragraph b(ii) of Part 3 of Appendix 1 to the Offer Document.

Without prejudice to paragraph 6 of Part 2 of Appendix 1 to the Offer Document, Raven Russia reserves the right to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no allotment of Preference Shares or Warrants under the Offer will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Raven Russia have been received.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should consult immediately a person authorised for the purposes of the Financial Services and Markets Act 2000 (as amended) who specialises in advising on the acquisition of shares and other securities. The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice. Prospective investors should rely only on the information in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company.

If you sell or have sold or otherwise transferred all of your Raven Mount Shares, please immediately forward this document and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. This document and the accompanying documents should not, however, be sent or transmitted in, or into, any Prohibited Territory. If you have sold only part of your holding of your Raven Mount Shares, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately.

This document has been prepared pursuant to sub-section 1.2.2(2) of the Prospectus Rules and contains information which is regarded by the FSA as being equivalent to that of a prospectus. Accordingly, this document comprises an equivalent document ("Equivalent Information Document") and has been approved by and filed with the FSA in accordance with the Prospectus Rules.

The Ordinary Shares, the Preference Shares and the Warrants are admitted to trading on AIM. In connection with the Offer, application will be made for the New Preference Shares and New Warrants to each be admitted to trading on AIM. It is expected that dealings in the New Preference Shares and the New Warrants will commence on AIM on 22 May 2009 (assuming that the Offer becomes or is declared unconditional in all respects (except for the admission condition) on the first closing date of the Offer (8 May 2009)). No application has been made or is currently intended to be made for the Ordinary Shares, the Preference Shares or the Warrants to be admitted to listing or dealt with on any other exchange (save for the previously announced intention of the Company to seek a listing for the Ordinary Shares on the Official List and for the Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities). **AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.**

Although the whole text of this document should be read, the attention of persons receiving this document is drawn to the section headed "Risk Factors" contained on pages 9 to 23 of this document. All statements regarding the Group's business, financial position and prospects should be viewed in light of the risk factors set out on pages 9 to 23 of this document.

Raven Russia Limited

(a company incorporated in Guernsey under the Companies (Guernsey) Law 1994 to 1996, as amended with registered no. 43371)

Equivalent Information Document

Offer for Raven Mount Group plc

Numis Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority for the conduct of investment business, is acting exclusively for the Company and no one else in connection with the Offer, and accordingly will not be responsible to anyone other than the Company for providing the protections afforded to clients of Numis Securities Limited, or for providing advice in relation to the Offer or any other matter referred to in this document. No representation or warranty, express or implied, is made by Numis Securities Limited as to any of the contents of this document (without limiting the statutory rights of any person to whom this document is issued).

Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council take any responsibility for the financial soundness of the Company or the correctness of any of the statements made or opinions expressed with regard to it.

The Company is regulated in Guernsey and authorised by the Guernsey Financial Services Commission under section 8 of the Protection of Investors (Bailiwick of Guernsey) Law 1987.

The Ordinary Shares, the Preference Shares and the Warrants have not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States, any other United States regulatory authority or any such authority of any other Prohibited Territory or any other jurisdiction and no regulatory clearances in respect of the Ordinary Shares, the Preference Shares or the Warrants have been, or will be, applied for in any jurisdiction other than the UK.

This document does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares, Preference Shares or Warrants in any jurisdiction in which such an offer or solicitation is unlawful and this document is not for distribution in or into the Prohibited Territories. The Ordinary Shares, the Preference Shares and the Warrants have not been and will not be registered under the United States Securities Act of 1933 (as amended) or the United States Investment Company Act 1940 (as amended) or under the applicable securities laws of any other Prohibited Territory and, unless an exemption under such acts or laws is available, may not be offered for sale or subscription or sold or subscribed directly or indirectly within any Prohibited Territory for the account or benefit of any national, resident or citizen of any Prohibited Territory. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

Copies of this document are available for collection, free of charge, from the date of this document and for one month thereafter during normal business hours from the registered office of the Company.

CONTENTS

SUMMARY

The following summary should be read as an introduction to this document. Any decision to invest in the Company should be based on consideration of this document as a whole by the prospective investor. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area ("EEA"), civil liability attaches to those persons responsible for the summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this document. Where a claim relating to the information contained in this document is brought before a court, the plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated.

1. INTRODUCTION

On 31 March 2009, the Independent Raven Russia Board Committee and the Independent Raven Mount Board Committee announced that they had reached agreement on the terms of a recommended offer, to be made by Raven Russia, for the entire issued and to be issued ordinary share capital of Raven Mount.

The Independent Raven Mount Board Committee consider the terms of the Offer to be fair and reasonable. Accordingly, it has today unanimously recommended that Raven Mount Shareholders accept the Offer.

2. SUMMARY OF THE TERMS OF THE OFFER

The Company is offering to acquire, on the terms and subject to the conditions set out in the Offer Document, the entire issued and to be issued ordinary share capital of Raven Mount on the following basis:

for each Raven Mount Share held	**0.525 Units (each Unit comprising 1 Preference Share and 1 Warrant)**

and so in proportion for any Raven Mount Shares held.

Based on the closing mid price of the Preference Shares and Warrants as at the close of business on 16 April 2009 (being the latest practicable day before the date of this document), each Unit is valued at 106.5 pence and hence the terms of the Offer value each existing Raven Mount Share at 55.9 pence and the entire issued share capital of Raven Mount at £61 million.

This represents:

(i) a premium of 173 per cent. to Raven Mount's closing mid price of 20.5 pence as at the close of business on 16 February 2009, the day before the announcement of the Company's intention to make a possible offer (the 2.4 Announcement); and

(ii) a premium of 36 per cent. to Raven Mount's closing mid price of 41 pence as at the close of business on 30 March 2009, the day before the announcement of the Company's firm intention to make the Offer (the 2.5 Announcement).

The maximum number of New Preference Shares to be issued in connection with the Offer will be 58,309,808. Assuming this number of New Preference Shares are issued and that no further Preference Shares are issued in the period between the date of this document and the date on which the Offer is declared or becomes unconditional, the issued preference share capital of Raven Russia will, immediately following that date, comprise 134,464,808 Preference Shares (excluding the 8.1 million Preference Shares to be issued to the Raven Mount EBT). The existing issued ordinary share capital of Raven Russia will remain unchanged as a consequence of the Offer other than the issue of Ordinary Shares following the exercise of any Warrants.

The Raven Mount Shares will be acquired by Raven Russia fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other interests of any

nature whatsoever and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date on which the Offer becomes or is declared unconditional. Under the terms of the Offer, each Raven Mount Shareholder will forego all rights to any future dividend or undeclared dividends or other returns of capital of Raven Mount.

The Offer will extend, subject to the terms and conditions set out in the Offer Document, to any Raven Mount Shares unconditionally allotted or issued from today while the Offer remains open for acceptance (or such earlier date as Raven Russia may, subject to the City Code, decide).

3. INFORMATION ON THE GROUP AND THE RAVEN MOUNT GROUP

Information on Group

The Company was incorporated on 4 July 2005 to invest in the Russian real estate market with an initial focus on the Warehouse market in the Moscow and St. Petersburg regions. The Company was admitted to AIM at that time and raised £153 million through a placing of Ordinary Shares, and a further £310 million in April 2006 through a further Ordinary Share placing.

Since the IPO, Raven Russia has acquired investment properties producing a rental income stream through indirectly held subsidiaries, and development property portfolios (through development joint ventures), where it has acted both as joint developer and as a partner providing development finance, fully acquiring the asset on completion.

On 26 November 2008, the Company completed the Internalisation of its property advisor, following which the Group is no longer subject to the restrictions of its formal investment strategy.

In March 2009, the Company raised a further £76.2 million (gross) through the Placing. £75 million of this amount was raised through the issue of Units to Invesco.

Raven Russia's strategy is to invest, for the long term, in freehold and leasehold property in Russia, which offers the prospect of attractive returns to its investors. The Group will continue to seek such property opportunities, either for direct investment by entities within the Group or investment with co-investment partners.

The Company's immediate focus is on the completion of its development portfolio, leasing it to high quality tenants as well as taking advantage of property investment opportunities in the CIS, thereby generating an attractive rate of return for shareholders.

Information on Raven Mount

The principal activity of the Raven Mount Group and its subsidiaries is property development in the UK and overseas.

The Raven Mount Group's current projects include mainstream property residential schemes at Lewes, Brackley and Sheffield as well as the development of second homes projects through its joint venture in the Cotswolds, The Lakes and potentially, subject to planning, in Grand Bahama.

The Raven Mount Group intends to complete and realise cash from these projects. As at 15 April 2009 Raven Mount had net cash balances of £19.6 million and no debt, excluding debt in joint ventures amounting to £7.1 million, of which £2.25 million is guaranteed by Raven Mount. In February 2009, Raven Mount cancelled its debt facility arrangement with the Royal Bank of Scotland.

In addition, the Raven Mount Group currently has shareholdings in Raven Russia and Oriel Securities, which are held as current assets in the balance sheet as it has not been the Raven Mount Group's intention to hold these assets in the long term.

4. BACKGROUND TO, AND REASONS FOR RAVEN RUSSIA MAKING THE OFFER AND ITS FUTURE INTENTIONS

The Group is in a stable position with a portfolio of high quality Warehouse and office buildings and continues to trade in line with the Directors' expectations. However, the turmoil in the world's

financial markets has hampered the Group's ability to raise further bank debt and has had an effect on the valuation of the Group's completed investment property assets.

This background leads the Raven Russia Board to take a cautious approach which underpins the rationale for the Offer.

Raven Mount Group's cash together with the net proceeds from the Placing will put the Group in a strong financial position. It will provide additional working capital should the letting market deteriorate or properties stand vacant longer than anticipated. It will also provide the Enlarged Group with further resources to take advantage of opportunities in a distressed market.

The 29 million Raven Russia Ordinary Shares owned by Raven Mount could be cancelled, which would be enhancing to the NAV per ordinary share of Raven Russia, thereby benefiting Raven Russia's shareholders, or they could also be used by Raven Russia to satisfy awards under its employee incentive plans.

In addition, the Offer for Raven Mount would mean that the interests of Raven Russia's management would be further aligned with its shareholders, as Anton Bilton, currently Executive Deputy Chairman of Raven Russia and Executive Chairman of Raven Mount, and Glyn Hirsch, currently Chief Executive Officer of Raven Russia and a director of Raven Mount, would both devote all of their time to the enlarged Raven Russia business.

If the Offer is successful, Raven Russia intends to continue working with all the stakeholders to ensure that Raven Mount's property portfolio is managed in order to generate an optimal return for Raven Russia as markets permit.

5. IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Raven Russia has received irrevocable undertakings and letters of intent from the directors of Raven Mount and certain other Raven Mount Shareholders to accept the Offer. Such irrevocable undertakings and letters of intent are in respect of the following Raven Mount Shares:

Raven Mount Shareholder	*Number of Raven Mount Shares*	*Percentage of existing issued Raven Mount Shares (approx) (%)*
Anton Bilton	26,359,007	24.26
Schroder Investment Management Limited*	17,871,445	16.45
Laxey Partners Limited*	12,099,220	11.13
Bimaljit Sandhu	8,015,544	7.38
Bilton Family Discretionary Settlement Trust	2,600,000	2.39
Sandhu Family Discretionary Settlement Trust	2,415,634	2.22
Raven Mount Employee Benefit Trust	2,376,000	2.19
The Organon SIPP re Anton Bilton	1,875,000	1.73
Godfrey Bilton Life Interest Settlement Trust	1,449,415	1.33
The Sandhu Charitable Foundation	1,150,000	1.06
MS Sandhu Life Interest Settlement Trust	726,384	0.67
The Bilton Charitable Foundation	600,000	0.55
Robert Ware	275,000	0.25
Glyn Hirsch	250,000	0.23
James Hyslop	222,000	0.20
Rory Macnamara	217,666	0.20
Mark Kirkland	17,000	0.02
Total	78,519,315	72.26

* Indicates letter of intent.

Raven Mount's four largest shareholders, comprising Anton Bilton, Bim Sandhu (who are both directors of Raven Mount), Schroder Investment Management Limited and Laxey Partners Limited, who in aggregate have an interest in 74 per cent. of Raven Mount's existing issued ordinary share capital, are also all major shareholders in Raven Russia, owning in aggregate 17.8 per cent. of Raven Russia's existing issued ordinary share capital. They are all supportive of the Offer and together Raven Russia has received irrevocable undertakings and letters of intent to accept the Offer in respect of 78.5 million Raven Mount Shares, representing approximately 72.3 per cent. of the existing issued ordinary share capital of Raven Mount.

The irrevocable undertakings set out above will continue to be binding in the event of a higher competing offer for Raven Mount and will cease to be binding only if the Offer lapses or is withdrawn.

6. THE NEW PREFERENCE SHARES AND NEW WARRANTS

Dividends will be payable on the Preference Shares quarterly in arrears at the rate of 12 per cent. Each Warrant will entitle the holder to subscribe for one Ordinary Share at the price of 25 pence at any time on or before 25 March 2019. Further summarised terms of the Preference Shares and Warrants are set out in Part 11 of this document.

The New Preference Shares will be issued credited as fully paid, and on identical terms to and will rank *pari passu* with, the Preference Shares in issue at the time the New Preference Shares are issued pursuant to the Offer. All dividends and other distributions declared, made or paid on the Preference Shares, including New Preference Shares, shall accrue from the date of issue of such Preference Shares.

7. EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of this document and posting of Offer Document	17 April 2009
First closing date of the Offer	8 May 2009
Commencement of dealings in the New Preference Shares and New Warrants on AIM	by 22 May 2009[1]
CREST accounts credited (as applicable) with New Preference Shares and New Warrants	by 22 May 2009[1]
Despatch of definitive share certificates and warrant certificates (as applicable) in respect of the New Preference Shares and the New Warrants	by 22 May 2009[1]

8. RISK FACTORS

The material risk factors relating to the Group and the Raven Mount Group fall into a number of areas:

General Risk Factors

- Current crisis in the global financial markets and the deterioration in the global economic outlook.
- Long-term maintenance of capital.
- Gearing.
- Currency Risk.
- Tax.
- Retention of key employees.

(1) Subject to the Offer becoming or being declared unconditional in all respects (except for the admission condition) on the first closing date of the Offer.

Risk Factors relating to property

- Fall in rental income and default.
- Increase in operating costs.
- Delay in construction and construction cost overruns.
- Risk on land valuation.
- Liquidity of underlying investments.
- Legal changes.
- Uninsured losses.
- Geographic concentration of properties.

Risk Factors relating to Russia

- Political risk.
- Economic risk.
- Physical infrastructure.
- Reliance on oil and gas.
- Crime and corruption.
- Official data.
- Accounting practice.
- Foreign currency and exchange rates.
- Foreign investment restrictions.
- Repatriation restrictions.
- Re-nationalisation, requisition, compulsory purchase.
- Russian taxation.
- Legal system.
- Town-planning issues.
- Servitude and easement.
- Liability of investors in joint stock companies.
- Insurance.
- Environmental concerns.
- Liabilities in acquired entities.
- Title, Immovables Register and Register of Rights.
- Land lease expiry or termination.

Risk Factors relating to the Ordinary Shares, Preference Shares and Warrants

- Risks relating to the Ordinary Shares, Preference Shares and Warrants trading on AIM.
- Trading in Ordinary Shares, Preference Shares and Warrants.
- If the Company is wound up, distributions to holders of the Preference Shares will be subordinated to the claims of creditors.
- If the Company is wound up, distributions to holders of the Ordinary Shares (including those issued following the exercise of Warrants) will be subordinated to the claims of creditors and the holders of Preference Shares.
- Dividends.
- Volatility.
- Absence of voting rights for Preference Shares.

- Perpetual securities.
- Net asset value and market price.
- Payment by the Company of coupon payments on the Preference Shares may prevent the payment of dividends on, and the redemption or purchase by the Company of, the Ordinary Shares (including those issued upon exercise of the Warrants).
- Future sales of Ordinary Shares and/or Warrants in the public market.

Risk Factors relating to the Raven Mount Group

- Economic Risk
  - General.
  - Inflation.
- Business and Industry Risk
  - Business, strategy, growth and competition.
  - Revenue and profit growth.
  - Dependence on key personnel.
  - Ability to recruit and retain staff.
  - Property prices.
  - Property valuation.
  - Acquisition of further land.
  - Permits.
  - Environmental Risk.
  - Capital expenditure and development risk.
  - Government policies and legislation.
  - Taxation.

RISK FACTORS

An investment in the Company involves significant risks and is only suitable for investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses (which may be equal to the whole amount invested) which may result from such an investment. Accordingly, prospective investors should carefully review and evaluate the risks and the other information contained in this document before making a decision to invest in the Company. If in any doubt, prospective investors should immediately seek their own personal financial advice from their independent professional adviser authorised under FSMA who specialises in advising on the acquisition of shares and other securities or other advisers such as legal advisers and accountants.

If any of the following risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially and adversely affected. In such circumstances, the trading price of the Ordinary Shares, the Preference Shares and Warrants could decline and investors may lose all or part of their investment. Additional risks and uncertainties not currently known to the Board may also have an adverse effect on the Company's business.

In this section "Key Managers" is defined as Adrian Baker and Igor Bogorodov.

References below to the Company are also deemed to include, where appropriate, each member of the Group.

1. GENERAL RISK FACTORS

1.1 Current crisis in the global financial markets and the deterioration in the global economic outlook

The global financial system has been experiencing difficulties since August 2007 and the financial markets have deteriorated dramatically since the bankruptcy filing by Lehman Brothers in September 2008. This has led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity. In recent months, there has also been growing concern in the financial markets about a global recession. These conditions have produced downward pressure on stock prices and on the availability of credit for financial institutions and corporations. If these levels of market disruption and volatility continue, the Group might experience reductions in business activity, increased funding costs and funding pressures, a decrease in the market price of its Ordinary Shares, Preference Shares and Warrants, decreased asset values, additional write-downs and impairment charges and lower profitability.

1.2 Long-term maintenance of capital

If the Company does not maintain sufficient capital in the longer term, the Company's business, results of operations and financial condition may suffer, its ability to access funding may be further limited and its cost of funding may increase.

1.3 Gearing

The Directors intend to continue to secure borrowing facilities in the future. It is not certain that such facilities will be able to be secured at levels or on terms acceptable to the Directors. Any amounts that are secured under a bank facility are likely to rank ahead of shareholders' entitlements and, accordingly, should the Company's assets not grow at a sufficient rate to cover the costs of operating the Company, shareholders may not recover their investment.

Prospective investors should be aware that, whilst the use of borrowings should enhance the net asset value of the Ordinary Shares and Preference Shares where the value of the Company's underlying assets is rising, it will have the opposite effect where the underlying asset value is falling. In addition, in the event that the rental income of the Company's property portfolio falls, including as a result of defaults by tenants pursuant to their leases with the Company, the use of borrowings will increase the impact of such falls on the net revenue of the Company and, accordingly, will have an adverse effect on the Company's ability to pay dividends to the holders of its Ordinary Shares and Preference Shares.

Should any fall in the underlying asset value or revenues result in the Company breaching financial covenants given to any lender in the longer term, the Company may be required to repay such borrowings in whole or in part together with any related costs. If the Company is required to repay all or part of its borrowings, it may be required to sell assets at less than their market value.

Even if the Group is unable to secure any borrowing facilities beyond those currently committed to the Group, the Directors are still of the opinion that, after taking into account the financing facilities available, the Group has sufficient working capital for its present purposes, that is, for at least the period of 12 months from the date of this document.

1.4 **Currency risk**

The Company transacts in currencies other than Sterling, primarily in US dollars and Roubles. The Company's bank loans are predominantly US dollar denominated as are the terms of the rental contracts. Construction contracts are mostly Rouble denominated. Consequently, the Company's performance will be subject to the effect of exchange rate fluctuations with respect to the currencies employed.

1.5 **Tax**

If a member of the Group is found to be, or to have been, tax resident in any jurisdiction other than that in which it is incorporated or domiciled or to have a taxable permanent establishment or other taxable presence elsewhere, other than in the case of certain members of the Group providing advisory and staff services which may have permanent establishments in Russia and the UK, whether on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the amount of tax payable by the Group.

Any change in any member of the Group's tax status or in taxation legislation, practice or its interpretation, could adversely affect the post-tax returns to shareholders.

1.6 **Retention of key employees**

The Company's future success is substantially dependent on the continued services and performance of certain key employees and its ability to continue to attract and retain highly skilled and qualified personnel. The Directors cannot give assurances that members of the management team will continue to remain with the Company. The loss of the services of key employees could damage the Company's business. The nature of the Company and its business model will create a reliance on a small number of key personnel, whose expertise in their particular business activity is important to the fortunes of the Company going forward. The Company will be dependent, in particular, on the Key Managers. The loss of key personnel and/or the inability to recruit further key personnel could have a material adverse effect on the future of the Company through the impairment of the day-to-day running of the Company, the inability to develop new projects and the inability to develop new and maintain existing relationships.

2. RISK FACTORS RELATING TO PROPERTY

2.1 Fall in rental income and default

The net revenue generated from the Group's properties may depend on the financial stability of its tenants and its commercial relationships with its major customers. In the event of a number of tenants defaulting, the Group may experience delays in enforcing its rights as landlord and may incur costs, including litigation and related expenses, in protecting its investment and re-letting the relevant units. In the event of a tenant going bankrupt or becoming insolvent, and thus seeking the protection of bankruptcy or insolvency laws, the Group may experience delays in receipt of rental and/or other contractual payments or it may be unable to collect such payments at all.

If a lease is terminated, the Group may be unable to lease the property for the rent previously received or sell the property without incurring a loss. In the event of a default by a tenant leading to a vacancy or during any other period of vacancy, the Group will suffer a rental shortfall and incur additional expenses until the property is re-let. These expenses could include legal and surveyor's costs in re-letting, maintenance costs, insurance, rates and marketing costs.

2.2 Increase in operating costs

The Group's operating and other expenses could increase without a corresponding increase in turnover or tenant reimbursements of operating and other costs. Factors which could increase operating and other expenses include:

- increases in the rate of inflation;
- increases in payroll expenses and energy costs;
- increases in property taxes and other statutory charges;
- increases in insurance premiums;
- increases in the costs of maintaining properties; and
- failure to perform by sub-contractors leading to increases in operating costs.

Such increases could have a material adverse effect on the Group's business, financial conditions or results of operations.

2.3 Delay in construction and construction cost overruns

The Group may also face delays in construction work, budget overruns, insolvency of contractors or sub-contractors, labour disputes, shortages of construction materials, accidents or unforeseen technical difficulties, which may or may not be under the Group's control. Occurrence of any of these risks may cause delays, cost overruns, or loss of income and, in some cases, cause the development project to not be completed, as well as other direct and indirect costs and losses.

2.4 Risk on land valuation

A significant proportion of the Company's net asset value comprises property and property related assets. If the property market weakens, the Company may have to write down the book value of the properties held by any member of the Group with a corresponding loss recognised in the income statement.

Property and property related assets are inherently difficult to value due to the individual nature of each property and the particular terms of the agreements to which interests in those ventures are held. As a result, valuations can be uncertain and there can be no

assurance that the estimates resulting from the valuation process will reflect actual sale prices that could be realised in the future.

Both rental income and the market value of properties are generally affected by overall conditions in the Russian economy, inflation and changes in interest rates, which may in turn impact upon the demand for properties.

The potential for the development and/or expansion of Warehouses may be adversely affected by a number of factors, including constraints on location, planning legislation and the need to obtain other licences, consents and approvals and the existence of restrictive covenants affecting the title to the property.

2.5 Liquidity of underlying investments

Investments in property are relatively illiquid and more difficult to realise than equities or bonds.

2.6 Legal changes

Any changes to the laws and regulations relating to Russian property may have an adverse effect on the capital value and/or the rental income of the Company's property portfolio.

2.7 Uninsured losses

The Group attempts to ensure that all its properties are adequately insured to cover losses. However, changes in the costs or availability of insurance could expose the Company to uninsured losses. In addition, certain types of risk may be, or may become in the future, uninsurable or not economically insurable or may not be currently, or in the future, covered by the Group's insurance. In the event that any of the properties incurs a loss that is not fully covered by insurance, the value of the Group's assets will be reduced by the amount of any such uninsured loss. In addition, the Group may have no source of funding to repair or reconstruct the damaged property, and there can be no assurance that any such sources of funding will be available to it for such purposes in the future.

2.8 Geographic concentration of properties

All of the Group's properties are located in Russia, with the majority of the properties being located in the Moscow and St. Petersburg regions. Consequently, any downturn in the Moscow or St. Petersburg economies, or Russia's economy as a whole, could materially adversely affect the Group's business, financial condition or results of operations, particularly as the Group has only a limited ability to help offset such a downturn through alternative activities.

3. RISK FACTORS RELATING TO RUSSIA

Potential investors should note that there are significant risks inherent in investing in Russia. The value of Russian companies and assets may be affected by various uncertainties such as economic, political or diplomatic developments, social and religious instability, taxation and interest rates, currency repatriation restrictions, crime and corruption and developments in the law or regulations in Russia and, in particular, the risks of expropriation, nationalisation and confiscation of assets and changes in legislation relating to the level, or permissibility, of foreign ownership.

3.1 Political risk

Significant political instability or social unrest could have a material adverse effect on the value of foreign investments in Russia and, therefore, the value of the Company's assets.

3.2 Economic risk

Since the collapse of the Soviet Union, Russia has at various times been affected by declines in gross domestic product, hyperinflation, an unstable currency and high government indebtedness relative to Gross Domestic Product. Although Russia now has these factors under a greater degree of control, it cannot be guaranteed that this state of affairs will continue or that Russia's economy will not rapidly deteriorate. This could materially affect the value of the Company's assets.

3.3 Physical infrastructure

Russia's physical infrastructure largely dates back to Soviet times and much has not been adequately funded and maintained over the last ten years. The deterioration of Russia's physical infrastructure may harm the national economy, disrupt the transportation of goods and supplies, add costs to doing business in Russia and interrupt business operations, each of which could have a material adverse effect on the Group's business.

3.4 Reliance on oil and gas

The Russian economy is heavily dependent on the production and export of oil and is therefore highly sensitive to changes in the world oil price. It is impossible to predict future oil price movements with any certainty. A reduction in the world oil prices may lead to a decline in the value of Russian assets. In addition, it may have materially adverse effects on the Russian economy.

Making the economy less dependent on oil and natural gas export is a stated priority of Ex-President Putin and current President Medvedev, but there can be no guarantee that this will happen going forward.

3.5 Crime and corruption

Parts of the Russian economic system continue to suffer from corruption. The Company may have to cease or alter certain activities or liquidate certain investments as a result of criminal threats or activities. Legal rights may be difficult to enforce in the face of organised crime or corruption. Prospective counterparties to the Company may seek to structure transactions in an irregular fashion, and to evade fiscal or legal requirements. They may also deliberately conceal information from the Company and its advisers or provide inaccurate or misleading information.

Further, it is possible that permits, authorisations, re-zoning approvals or other similar matters may have been obtained in breach of legal requirements (often on the basis of illegal payments having been made). Such matters would be susceptible to subsequent challenge as ultra vires. Similar issues may arise in the context of compliance with privatisation procedures and auctions related to the acquisition of land, lease and development rights. It can be difficult, or impossible, to monitor or verify this issue one way or another.

3.6 Official data

The quality and reliability of official data published by the Russian government and its agencies is generally not equivalent to that of more developed Western countries.

3.7 Accounting practice

Accounting, auditing and financial reporting standards in Russia do not always match International Financial Reporting Standards and are not always equivalent to those applicable in more developed market economies. The quality and reliability of information available to the Company is likely to be less than when investing in Western countries.

3.8 Foreign currency and exchange rates

The Company's assets may be invested in assets denominated in Roubles, which are not readily convertible into other currencies outside Russia. The value of the Company's assets, as measured in Sterling or US dollars, may be affected, both positively and negatively, by fluctuations in currency rates and exchange control regulations.

3.9 Foreign investment restrictions

The laws and regulations affecting foreign investment in Russian enterprises continue to evolve in an unpredictable manner. Laws and regulations, particularly involving taxation, foreign investment and trade, title to securities, and transfer of title that are applicable to the Company's activities can change quickly and unpredictably (sometimes with retroactive effect) in a manner far more volatile than in more developed market economies. Although basic commercial laws are in place, they are subject to varying interpretations and may at any time be amended, modified, repealed or replaced in a manner materially adverse to the interests of the Company.

3.10 Repatriation restrictions

Russian foreign investment legislation currently guarantees the right of foreign investors to transfer abroad income received from investments such as profits, dividends and interest payments. This right is subject to settlement of all applicable taxes and duties. However, more recent legislation governing currency regulation and control, guarantees the right to export interest, dividends and other income on investments, but does not expressly permit the repatriation of capital from the realisation of investments. Current practice is to recognise the right to repatriation of capital. Authorities currently do not attempt to restrict repatriation beyond the extent of the earlier law. No guarantee can be made, however, that amounts representing realisation of capital or income will be capable of being remitted.

Russian currency control legislation pertaining to the payment of dividends currently permits Rouble dividends on common stock to be paid to a special Rouble account of a non-resident shareholder or its nominee, and to be converted into a convertible currency and repatriated without restriction, but it is possible that this situation may change.

3.11 Re-nationalisation, requisition, compulsory purchase

Russia has, since the early 1990s, undertaken a substantial programme of privatisation. However, an anti-privatisation lobby still exists within the Russian parliament. Re-nationalisation of assets cannot be ruled out. Any such activity could materially adversely affect the value of the Company's assets. Further, land may be subject to compulsory purchase by the state for its own needs or as a sanction for the inappropriate use of that land.

The law on investment activity in Russia provides that in the event that property (including, by implication, real estate) is nationalised or requisitioned by the state, the owner is entitled to full reimbursement for all incurred losses, including loss of profit. It is not clear from the law how such losses will be calculated nor whether there is any way to seek to challenge (and so to prevent) confiscation of real estate.

During Russia's transformation from a centralised economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalisation. However, it is possible that due to the lack of experience in enforcing these provisions and due to political or legal changes, these protections could not be enforced, in the event of an attempted expropriation or nationalisation. Some government entities have tried to invalidate earlier privatisations. Expropriation or nationalisation of the companies in which

the Company invests, or of their assets or portions thereof, potentially with little or no compensation, would have a material adverse effect on the Company.

3.12 **Russian taxation**

Russian tax law and practice is not as clearly established as that of the UK. It is possible that the current interpretation of the law or understanding of practice may change or, indeed, that the law may be changed with retrospective effect, although legislation with retrospective effect that cause a deterioration in taxpayers' positions is generally prohibited.

Russian tax laws, such as the Tax Code, have been in force for a short period relative to tax laws in more developed market economies: therefore the government's implementation of these tax laws is often unclear or inconsistent. Often, differing legal interpretations exist between companies that are taxed and government organisations, such as the Minister of Finance, the Federal Tax Service and its various inspectorates, creating uncertainties and areas of conflict. Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year in question. There is some discussion over a change to the limitation period but how this will be resolved is currently unclear. Further, the tax authorities have in the past sought, and may again in the future, seek, ways to look back beyond the three year period. The fact that a year has been reviewed by tax authorities does not close that year nor any tax declaration applicable to that year, from further review during the three-year period. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

The taxation system in Russia is subject to frequent change and inconsistent enforcement at the federal, regional and local levels. Until the recent adoption of the new Tax Code, the system of tax collection was relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. There can be no guarantee that the Tax Code will not be changed in the future in a way that reverses recent positive changes. Among other things, the potential for government deficits raises the risk of a sudden imposition of additional taxes on the Company or entities in which it invests.

Accordingly, it is possible that the Company or any entity in which it invests could become subject to taxation in Russia that is not anticipated either at the date of this document or when its investments into Russia are made, valued or disposed of, which could have a materially adverse effect on the Company.

Equally, the timing for recovering VAT by the Group from the Russian government in respect of construction costs can be hard to predict.

3.13 **Legal system**

The volume of new legislation which has appeared, as well as the magnitude of the legislative changes taking place, has resulted in a lack of precedent available to the Russian courts to enable them to give clear and consistent judgments. Legal acts are published by a variety of state bodies and complete compliance with legal rules and standards, including in relation to privatisation, has often been difficult to achieve even for those attempting to do so.

Russia had little regulation on the issues relating to private ownership of real estate during the Soviet period. As a result, many aspects of the legislative framework relating to the holding of real estate in Russia remain undeveloped. The process of development of the legislative environment has not been finalised yet. The law is evolving rapidly and it is difficult to predict future changes.

Due to the inconsistency of Russian legislation, the same provisions of the law may be applied differently by different local authorities and state bodies. As an example, when applying for registration of sale and purchase agreements for real estate, registration may depend upon the decision of a state official who has, at least in practical terms, wide-ranging discretion over registration practices and procedures. The uncertainty as to how the law will be applied by different local authorities and state bodies may have adverse consequences for the Company.

Under Russian law, any legal rule affecting the rights and duties of private individuals must be published. However, there remains the risk of unpublished laws being applied in which case the validity of any act affecting the rights and duties of private individuals that is not based on published law can be challenged in court. Courts normally give protection to the rights of private individuals except, perhaps, in high profile cases where political reasons may prevail.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and under-funded. Judges and the courts are generally inexperienced in the area of business and corporate law. Judicial precedents have no binding effect on subsequent decisions as Russia is a civil law jurisdiction. In addition, most court decisions are not readily available to the public. Enforcement of court judgements can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims may be used in furtherance of political or private objectives and court judgements are not always enforced or followed by law enforcement agencies.

Disputes concerning real estate are within the exclusive competence of the court of the Russian Federation. This does not therefore allow such disputes to be referred to arbitration outside Russia so that the Company may well be exposed to the issues outlined above.

3.14 Town-planning issues

City (or other authorities') reconstruction or zoning plans may envisage the demolition or reconstruction of buildings. It may be difficult to ascertain whether an investment that the Company proposes to make is, or may be in the future, affected by such plans. Buildings constructed in Russia often fail to comply with various matters of public or administrative law. As examples, they may not comply with the building code regulations, with the detailed requirements of the permits authorising their construction or with local authority zoning requirements. It can be difficult or, in some cases, impossible to verify compliance due to various factors, not least obtaining information from all relevant authorities in this context.

3.15 Servitude and easement

In Russia, the concept of an easement or servitude such as right of way or access is non-existent or in its infancy. Accordingly the rights relating to a property over another's land (e.g. for drainage, access, rights of light, cabling, structural support etc,) are generally ill-defined concepts. The Company may be uncertain as to its rights over adjoining land, and similarly, neighbours to the Company's property may have ill-defined rights over the Company's property.

3.16 Liability of investors in joint stock companies

The Russian Civil Code, the Federal Law on joint stock companies and the Federal Law on limited liability companies generally provide that shareholders in a Russian joint stock company and members of a Russian limited liability company are not liable for the obligations

of the company and bear only the risk of loss of their investment. An exception to this rule, however, is when one company is capable of determining such decisions of its subsidiary.

Such a company is called an effective parent. The company whose decisions are capable of being so determined is called an effective subsidiary. Under certain circumstances the effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent.

3.17 Insurance

The insurance industry in Russia is in an early stage of development and, accordingly, the insurance cover available is relatively limited. Many forms of insurance common in more developed countries are not yet available in Russia. Accordingly, there is a risk that losses and liabilities of Russian companies in which the Company invests, could have a materially adverse effect on their value. It may not be possible for the Company to obtain insurance for the loss of rent (or to do so at commercial rates).

As leases may be terminable in certain circumstances under Russian law, the certainty of the Company's lease income cannot necessarily be guaranteed. The Company may also not be able to obtain title insurance due to limited product availability and cost.

3.18 Environmental concerns

The Group may be liable for the costs of removal, investigation or remediation of any hazardous or toxic substances that are located on or in a property owned or occupied by it, or that are migrating or have migrated from a property owned or occupied by it. The costs of any required removal, investigation or remediation of such substances may be substantial regardless of whether the Group originally caused the contamination.

The presence of such substances, or the failure to remedy the situation properly, may also adversely affect the value of the property or the Group's ability to sell, let or regenerate the property. The Group could be required to remove or remediate any hazardous substances that it has caused or knowingly permitted to be located at any property that it has owned or occupied in the past.

Laws and regulations, which may be amended over time, may also impose liability for the presence of certain materials or substances or the release of certain materials or substances into the air, land or water or the migration of certain materials or substances from an investment, including asbestos, and such presence, release or migration can form the basis for liability to third parties for personal injury or other damages. The Group may be affected by the additional cost of environmental liabilities imposed by environmental regulation, which could have a material adverse effect on its business, financial condition or results of operations.

3.19 Liabilities in acquired entities

The Company may need to make investments by acquiring existing companies with undisclosed or unascertained liabilities embedded in such companies. The Company will seek to obtain appropriate contractual protection but obtaining comprehensive protection and the efficacy and enforceability of such protection (to the extent obtained) cannot be guaranteed.

3.20 Title, Immovables Register and Register of Rights

In accordance with the Federal Law on the State Register of Immovable Property dated 24 July 2007, the State Register of Immovable Property (the "Immovables Register"),

administered by the Federal Agency, was established. The Immovables Register discloses, ***inter alia***, certain key information in respect of land such as its location, designated use, ownership title, cadastre value, etc. The general information from the Immovables Register is publicly available and may be obtained by any interested person. Additionally, there is a uniform register of rights to immovable property and transactions with it which also contains key information in respect of land and buildings, similar to the Immovables Register. However, the quality and reliability of the official information in both registers is generally not equivalent to that of more developed Western countries. Further, the state gives no clear guarantee relating to the accuracy and completeness of the information contained in either register.

Thus, although the Company may be forced to rely upon the information contained in either register, it may not have effective redress against the state if the information upon which the Company relied, in deciding whether or not to make an investment, was inaccurate, misleading or incomplete. The information in either register may be subject to a challenge in the court by any interested party.

Broadly speaking, the Company will only acquire a title to assets which is as good as the title of the seller of such assets to the Company. It can be difficult, or impossible, in certain cases, to establish beyond doubt that such title is incapable of challenge. Any successful challenge to the validity of the seller's title to an asset may in turn have adverse consequences for the Company's title to such asset.

3.21 Land lease expiry or termination

The Company may acquire investments where it has only a leasehold interest in the land (but ownership of any building on it). The land lease is likely to be capable of being terminated early in various circumstances; ordinarily this would only be in the event of breach of the land lease provisions, but there may be other circumstances provided for in the lease in question. Furthermore, the land lease may not contain renewal rights. In the event of termination of a land lease (whether during the term, generally for breach, or at the expiry of the term) there is a risk that the landowner will acquire the right to buy the building in question on that land, from the Company, for a price unspecified, but to be determined by the court. This is one possible outcome of a number of possible outcomes contemplated by the Civil Code. Due to a lack of court practice on how these provisions will actually operate, the Company's position, and the ongoing status of its investment, will be unclear upon termination of any land lease rights.

4. RISK FACTORS RELATING TO THE ORDINARY SHARES, PREFERENCE SHARES AND WARRANTS

4.1 Risks relating to the Ordinary Shares, Preference Shares and Warrants trading on AIM

The Ordinary Shares, Preference Shares and Warrants are admitted to trading on AIM, a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than that associated with larger or more established companies. An investment in the Ordinary Shares, Preference Shares and Warrants quoted on AIM may carry a higher risk than an investment in the Ordinary Shares, Preference Shares and Warrants were they quoted on the Official List as it may be more difficult for investors to realise their investment on AIM than to realise an investment in a company whose shares or warrants are quoted on the Official List. The AIM Rules are less demanding than those of the Official List. AIM has been in existence since June 1995 but its future success and liquidity in the market for Ordinary Shares, Preference Shares and Warrants cannot be assured.

4.2 Trading in Ordinary Shares, Preference Shares and Warrants

Investors should be aware that the value of the Ordinary Shares (including those issued upon the exercise of the Warrants), the Preference Shares and the Warrants may go down as well as up and that they may not be able to realise their investment.

Admission to AIM of the New Preference Shares and New Warrants should not be taken as implying that there is or will be a liquid market for such New Preference Shares and New Warrants (and any Ordinary Shares issued upon the exercise of the New Warrants).

4.3 If the Company is wound up, distributions to holders of the Preference Shares will be subordinated to the claims of creditors

On a return of capital on a winding-up, holders of Preference Shares will be entitled to be paid out of the assets of the Company available to members only after the claims of all creditors of the Company have been settled.

4.4 If the Company is wound up, distributions to holders of the Ordinary Shares (including those issued following the exercise of Warrants) will be subordinated to the claims of creditors and the holders of Preference Shares

On a return of capital on a winding-up, holders of Ordinary Shares (including those issued following the exercise of the Warrants) will be entitled to be paid out of the assets of the Company available to members only after the claims of all creditors of the Company and the holders of the Preference Shares have been settled.

4.5 Dividends

The ability of the Company to pay out dividends on the Ordinary Shares and Preference Shares will depend on, *inter alia*, rental and capital value growth in the underlying assets.

On 1 July 2008, the Law came into force in Guernsey. This replaced The Companies (Guernsey) Law, 1994. One of the immediate effects of Law was to replace the capital maintenance requirements in respect of dividend and distribution payments to be made from distributable profits (similar to that to which UK companies are subject and formerly applicable to Guernsey companies) with a solvency based test similar to that applicable to companies incorporated in New Zealand. The use of the solvency test now requires the directors of a company to carry out a liquidity or cashflow test and a balance sheet solvency test before any dividend or distribution payment can be made. The test requires the board to make a future assessment by making reference to the solvency test being satisfied immediately after a distribution or dividend payment is made. If at the time a dividend or distribution payment is to be made the directors believe that the solvency test cannot be passed, then no payment may be made to holders of the Ordinary Shares and Preference Shares.

Investors should be aware that the payment of the Preference Dividend on the Preference Shares or any dividend on the Ordinary Shares will be subject to the Company satisfying this legal requirement.

The corporate structure of the Group entitles it to certain benefits under the double taxation treaty signed between Russia and Cyprus in 1998 and effective from 2000. Should this treaty be amended or terminated, tax efficiencies within the Group could be reduced and adversely affect the overall performance of the Company and its ability to pay dividends.

4.6 Volatility

The market price of the Ordinary Shares, Preference Shares and/or Warrants could be subject to significant fluctuations due to a change in sentiment in the market regarding the Ordinary

Shares, Preference Shares and/or Warrants or in response to various factors and events, including legal or regulatory changes affecting the Group's operations, variations in the Group's operating results or property valuation and any further downturn in the broader Russian property market.

4.7 **Absence of voting rights for Preference Shares**

Holders of Preference Shares will only be entitled to receive notice of and to attend any general meetings of Ordinary Shareholders and to speak or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the Preference Shares or to wind-up the Company (and only then in each case to speak and vote upon any such resolution) or in the event that any of the dividends on the Preference Shares are in arrears. The foregoing is subject to certain terms and conditions as more particularly described in the relevant paragraphs of Section A of Part 11 of this document.

4.8 **Perpetual Securities**

The Company is unable to redeem the Preference Shares at its election. The holders of the Preference Shares have limited rights to call for their redemption; these are more particularly described in the relevant paragraphs of Section A of Part 11 of this document.

4.9 **Net asset value and market price**

There is no guarantee that the market price of the Warrants will fully reflect the underlying value of the assets held by the Company. As well as being affected by the underlying value of the assets held, the market value of the Warrants will, amongst other factors, be influenced by the market price of the Ordinary Shares and the supply and demand for the Warrants in the market. As such, the market value of the Warrants may vary considerably from the underlying value of the Group's assets.

4.10 **Payment by the Company of coupon payments on the Preference Shares may prevent the payment of dividends on, and the redemption or purchase by the Company of, the Ordinary Shares (including those issued upon exercise of the Warrants)**

The Preference Shares rank in priority to the Ordinary Shares and their rights contain provisions to the effect that if the Preference Dividend on them is not paid on the dates provided, then the Company will be restricted from paying dividends on, and/or repurchasing, any of the Ordinary Shares.

4.11 **Future sales of Ordinary Shares and/or Warrants in the public market**

Sales of a substantial number of Ordinary Shares and/or Warrants by holders of such shares and/or warrants in the public market could adversely depress the market price of the Warrants.

5. RISK FACTORS RELATING TO THE RAVEN MOUNT GROUP

References below to Raven Mount are also deemed to include, where appropriate, each member of the Raven Mount Group.

5.1 **Economic risk**

5.1.1 ***General***

Both UK and world economic conditions may affect the performance of the Raven Mount Group. Factors such as inflation, currency fluctuation, interest rates, recession, supply and demand of capital and industrial disruption or unemployment have an

impact on business costs, future operations, earnings and stock market prices. Raven Mount's operations, business and profitability could be affected by these and other economic and political factors, which are beyond the control of Raven Mount.

5.1.2 ***Inflation***

Inflation is an economic risk that can erode the value of any investment with fixed income characteristics. Upwards-only rent reviews and rental growth prospects can mitigate the eroding effect of inflation, but the level of rental growth will depend upon whether the occupational demand for properties exceeds supply between rent review dates.

5.2 Business and Industry Risk

5.2.1 ***Business, strategy, growth and competition***

The ability of Raven Mount to implement its strategy in a competitive market requires effective planning and management control systems. The Raven Mount Group's future growth will depend on its ability to expand and improve operational, financial and management information and control systems in line with the Raven Mount Group's growth. This growth and expansion could place a significant strain on Raven Mount's financial, management and other resources, particularly if such growth and/or expansion occurs rapidly. Failure to do so could have an adverse affect on the Raven Mount Group's business, financial condition and results of operations.

5.2.2 ***Revenue and profit growth***

The results of Raven Mount's operations may fluctuate. Raven Mount may not be able to achieve sustained revenue growth and profitability in the future as its results are influenced by a number of factors, many of which are beyond Raven Mount's control. Ultimately, if Raven Mount does not realise sufficient revenue levels to sustain profitability, it may be required to seek financing and/or borrowing in the longer term, which may not be available or which may be on adverse terms.

5.2.3 ***Dependence on key personnel***

The Raven Mount Group's success depends to a significant extent upon the retention of the services of members of the senior management or other key personnel. Any loss (whether temporary or permanent) could have a material adverse effect on the business, financial condition or results of operations of the Raven Mount Group.

5.2.4 ***Ability to recruit and retain staff***

The future success of Raven Mount depends to a significant extent on its ability to hire and retain key development, sales, operational and financial personnel. Although Raven Mount has entered into contracts with certain of its current key personnel, there can be no assurance that Raven Mount will be able to continue to retain and attract qualified personnel for the development of Raven Mount's products and business.

5.2.5 ***Property prices***

The ultimate success of an investment in Raven Mount is dependent in part on property prices in the locations where they are situated remaining stable or rising. There is no guarantee that this will be the case. The financial performance and

position of the Raven Mount Group could be adversely affected by a sustained downturn in the property market in terms of capital values.

There is also no guarantee that Raven Mount will be able to sell the properties which it develops or that Raven Mount will be able to sell the properties at profitable prices. Raven Mount's financial performance depends, amongst other things, on the economic situation in the markets in which it operates. There can be no guarantee that the residential and commercial property markets, in these countries, will continue to develop, or develop at the rate expected by Raven Mount.

5.2.6 ***Property valuation***

Property and property-related assets are inherently subjective as regards value due to the individual nature of each property. As a result, valuations are subject to uncertainty as they are based on certain assumptions which may not prove to reflect the true position. There is no assurance that the valuations of the properties will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

5.2.7 ***Acquisition of further land***

The successful growth of Raven Mount's business and profitability will depend on it being able to acquire good sites at competitive prices and develop them efficiently, and thereafter the ability of Raven Mount to sell its developments in a timely fashion and with a good profit margin. This will depend, to a large extent, on the state of the property market in the countries in which Raven Mount chooses to invest. Raven Mount's future development depends on its ability to identify and execute new development projects. Land for such projects can be difficult to obtain for reasons such as competition in the real estate market, the lengthy process of obtaining permits and the limited availability of land with appropriate infrastructure. Furthermore, there is no certainty that the land for the projects currently under negotiations will be finally purchased.

5.2.8 ***Permits***

There can be no guarantee that any permits, consents or approvals required from third parties in connection with existing or new development projects will be issued or granted to Raven Mount (or a subsidiary of Raven Mount). A failure by Raven Mount to obtain such permits, consents or approvals may affect the Raven Mount Group's ability to execute or complete existing and/or new development projects.

5.2.9 ***Environmental risk***

The board of Raven Mount views the assessment of environmental risk as an important element of its due diligence process when it acquires its properties. However, there can be no guarantee that Raven Mount will not have to pay unexpected costs as a condition to the development of land purchased by Raven Mount, or costs of remedying damages or fines for environmental pollution on real estate developed by Raven Mount.

5.2.10 ***Capital expenditure and development risk***

Projects in which the Raven Mount Group is involved require significant capital expenditure for the purchase of the land and during the implementation stage, and often may only generate a return more than twenty four months after the beginning of construction work. Furthermore, changing conditions, unforeseen circumstances,

increase in construction costs and financing costs during such lengthy development periods may result in losses or diminished profits from such development projects.

5.2.11 ***Government policies and legislation***

The introduction of new policies or legislation or amendments to existing policies or legislation by governments or the interpretation of those laws in the United Kingdom or other jurisdictions under which the Raven Mount Group operates could impact adversely on the assets, operations and ultimately the financial performance of the Raven Mount Group.

5.2.12 ***Taxation***

Any change in Raven Mount's tax status or in taxation legislation in any of the countries in which Raven Mount operates could affect Raven Mount's ability to provide returns to shareholders.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. The Group's actual results could differ materially from those estimated or anticipated in the forward-looking statements as a result of many factors, including the risks faced by the Group which are described in the "Risk Factors" section above and elsewhere in this document.

This document may contain "**forward-looking statements**" concerning Raven Russia and Raven Mount. Generally, the words "**anticipate**", "**believe**", "**estimate**", "**expect**", "**forecast**", "**intend**", "**may**", "**plan**", "**project**", "**should**" and similar expressions identify forward-looking statements. Such statements reflect the relevant company's current views with respect to future events and are subject to risks and uncertainties that could cause the actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as changes in general economic and business conditions, changes in currency exchange rates and interest rates, lack of acceptance of new exchange rates and interest rates, introduction of competing products or services, lack of acceptance of new products or services, changes in business strategy and the behaviour of other market participants and therefore undue reliance should not be placed on such statements. Raven Russia does not intend nor assumes any obligation to update these forward-looking statements other than as required by law.

DIRECTORS, SECRETARY AND ADVISERS

Directors	Richard Wilson Jewson, *Non-Executive Chairman* Anton John Godfrey Bilton, *Executive Deputy Chairman* Glyn Vincent Hirsch, *Chief Executive Officer* Colin Andrew Smith, *Chief Operating Officer* Mark Sinclair, *Chief Financial Officer* Stephen Charles Coe, *Non-Executive Director* David Christopher Moore, *Non-Executive Director* Christopher Wade Sherwell, *Non-Executive Director* *Further information on the Directors is contained in paragraph 3 of Part 2 of this document*
Administrator and Company Secretary	Barclays Wealth Fund Managers (Guernsey) Limited Regency Court Glategny Esplanade St. Peter Port Guernsey GY1 3ST Channel Islands
Registered Office, Principal Place of Business of the Company and Business Address of the Directors	P.O. Box 671 Regency Court Glategny Esplanade St. Peter Port Guernsey GY1 3ST Channel Islands
Website address	www.ravenrussia.com
Nominated Adviser, Financial Adviser and Joint Broker	Numis Securities Limited 10 Paternoster Square London EC4M 7LT United Kingdom
Joint Broker	Singer Capital Markets Limited One Hanover Street London W1S 1AX United Kingdom
UK Solicitors to the Company	Berwin Leighton Paisner LLP Adelaide House London Bridge London EC4R 9HA United Kingdom
Guernsey Advocates to the Company	Ozannes Advocates 1 Le Marchant Street St. Peter Port Guernsey GY1 4HP Channel Islands
Reporting Accountants and Auditors	Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom

Registrars

Capita Registrars (Guernsey) Limited
Longue Hougue House
St. Sampson
Guernsey GY2 4JN
Channel Islands

Bankers

Investec Bank (Channel Islands) Limited
PO Box 188
Investec House
La Plaiderie
St. Peter Port
Guernsey GY1 3LP
Channel Islands

Goldman Sachs International Ltd
Christchurch Court
10-15 Newgate Street
London EC1A 7HD
United Kingdom

HSBC
PO Box 31
St. Peter Port
Guernsey GY1 3AT
Channel Islands

HSH Nordbank
Europa Passage
Hermannstraße 13
20095 Hamburg
Germany

Lloyds TSB
PO Box 53
Smith Street
Guernsey GY1 4BD
Channel Islands

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of this document and posting of Offer Document	17 April 2009
First closing date of the Offer	8 May 2009
Commencement of dealings in the New Preference Shares and New Warrants on AIM	by 22 May 2009[1]
CREST accounts credited (as applicable) with New Preference Shares and New Warrants	by 22 May 2009[1]
Despatch of definitive share certificates and warrant certificates (as applicable) in respect of the New Preference Shares and the New Warrants	by 22 May 2009[1]

(1) Subject to the Offer becoming or being declared unconditional in all respects (except for the admission condition) on the first closing date of the Offer.

PART 1

INFORMATION ON THE OFFER

1. INTRODUCTION

On 31 March 2009, the Independent Raven Russia Board Committee and the Independent Raven Mount Board Committee announced that they had reached agreement on the terms of a recommended offer to be made by Raven Russia, for the entire issued and to be issued ordinary share capital of Raven Mount.

The Independent Raven Mount Board Committee consider the terms of the Offer to be fair and reasonable. Accordingly, it has today unanimously recommended that Raven Mount Shareholders accept the Offer.

2. SUMMARY OF THE TERMS OF THE OFFER

The Company is offering to acquire, on the terms and subject to the conditions set out in the Offer Document, the entire issued and to be issued share capital of Raven Mount on the following basis:

for each Raven Mount Share held	**0.525 Units (each Unit comprising 1 Preference Share and 1 Warrant)**

and so in proportion for any Raven Mount Shares held. Fractions of Preference Shares or Warrants will not be issued to Raven Mount Shareholders and any fractional entitlements to Preference Shares or Warrants will be disregarded.

Based on the closing mid price of the Preference Share and Warrant as at the close of business on 16 April 2009 (being the latest practicable day before the date of this document), each Unit is valued at 106.5 pence and hence the terms of the Offer value each existing Raven Mount Share at 55.9 pence and the entire issued ordinary share capital of Raven Mount at £61 million.

This represents:

(i) a premium of 173 per cent. to Raven Mount's closing mid price of 20.5 pence as at the close of business on 16 February 2009, the day before the announcement of the Company's intention to make a possible offer (the 2.4 Annoucement); and

(ii) a premium of 36 per cent. to Raven Mount's closing mid price of 41 pence as at the close of business on 30 March 2009, the day before the announcement of the Company's firm intention to make the Offer (the 2.5 Announcement).

The maximum number of New Preference Shares to be issued in connection with the Offer will be 58,309,808. Assuming this number of New Preference Shares are issued and that no further Preference Shares are issued in the period between the date of this document and the date on which the Offer is declared or becomes unconditional, the issued preference share capital of Raven Russia will, immediately following that date, comprise 134,464,808 Preference Shares (excluding the 8.1 million Preference Shares to be issued pursuant to paragraph 7 below). The existing issued ordinary share capital of Raven Russia will remain unchanged as a consequence of the Offer other than the issue of Ordinary Shares following the exercise of any Warrants.

The Raven Mount Shares will be acquired by the Company fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date on which the Offer becomes or is declared unconditional. Under the terms of the Offer, each Raven Mount Shareholder will forego all rights to any future dividend or undeclared dividends or other returns of capital of Raven Mount.

The Offer extends, subject to the terms and conditions set out in the Offer Document, to any Raven Mount Shares unconditionally allotted or issued from today while the Offer remains open for acceptance (or such earlier date as Raven Russia may, subject to the City Code, decide).

3. BACKGROUND TO, AND REASONS FOR, THE OFFER AND ITS FUTURE INTENTIONS

The Group is in a stable position with a portfolio of high quality Warehouse and office buildings and continues to trade in line with the Directors' expectations. However the turmoil in the world's financial markets has hampered the Group's ability to raise further bank debt and has had an effect on the valuation of the Group's completed investment property assets.

This background leads the Independent Raven Russia Board Committee to take a cautious approach which underpins the rationale for the Offer.

Raven Mount Group's cash together with the net proceeds from the Placing will put the Group in a strong financial position. It will provide additional working capital should the letting market deteriorate or properties stand vacant longer than anticipated. It will also provide the Enlarged Group with further resources to take advantage of opportunities in a distressed market.

The 29 million Raven Russia Ordinary Shares owned by Raven Mount could be cancelled, which would be enhancing to the NAV per ordinary share of Raven Russia, thereby benefiting Raven Russia's shareholders, or they could also be used by Raven Russia to satisfy awards under its employee incentive plans.

In addition, the Offer for Raven Mount would mean that the interests of Raven Russia's management would be further aligned with its shareholders, as Anton Bilton, currently Executive Deputy Chairman of Raven Russia and Executive Chairman of Raven Mount, and Glyn Hirsch, currently Chief Executive Officer of Raven Russia and a director of Raven Mount, would both devote all of their time to the enlarged Raven Russia business.

If the Offer is successful, Raven Russia intends to continue working with all the stakeholders to ensure that Raven Mount's property portfolio is managed in order to generate an optimal return for Raven Russia as markets permit.

4. THE PLACING

The Company has raised £76.2 million (gross) pursuant to the Placing. Of this amount, £75 million was raised through the issue of Units to Invesco. The Preference Shares and Warrants issued pursuant to the Placing were admitted to trading on AIM on 25 March 2009.

5. IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Raven Russia has received irrevocable undertakings and letters of intent from the directors of Raven Mount and certain other Raven Mount Shareholders to accept the Offer. Such irrevocable undertakings and letters of intent are in respect of the following Raven Mount Shares:

Raven Mount Shareholder	*Number of Raven Mount Shares*	*Percentage of existing issued Raven Mount Shares (approx) (%)*
Anton Bilton	26,359,007	24.26
Schroder Investment Management Limited*	17,871,445	16.45
Laxey Partners Limited*	12,099,220	11.13
Bimaljit Sandhu	8,015,544	7.38
Bilton Family Discretionary Settlement Trust	2,600,000	2.39
Sandhu Family Discretionary Settlement Trust	2,415,634	2.22
Raven Mount Employee Benefit Trust	2,376,000	2.19
The Organon SIPP re Anton Bilton	1,875,000	1.73
Godfrey Bilton Life Interest Settlement Trust	1,449,415	1.33
The Sandhu Charitable Foundation	1,150,000	1.06
MS Sandhu Life Interest Settlement Trust	726,384	0.67
The Bilton Charitable Foundation	600,000	0.55
Robert Ware	275,000	0.25
Glyn Hirsch	250,000	0.23
James Hyslop	222,000	0.20
Rory Macnamara	217,666	0.20
Mark Kirkland	17,000	0.02
Total	78,519,315	72.26

* Indicates letter of intent.

Raven Mount's four largest shareholders, comprising Anton Bilton, Bim Sandhu (who are both directors of Raven Mount), Schroder Investment Management Limited and Laxey Partners Limited, who in aggregate have an interest in 74 per cent. of Raven Mount's existing issued ordinary share capital, are also all major shareholders in Raven Russia, owning in aggregate 17.8 per cent. of Raven Russia's existing issued ordinary share capital. They are all supportive of the Offer and together Raven Russia has received irrevocable undertakings and letters of intent to accept the Offer in respect of 78.5 million Raven Mount Shares, representing approximately 72.3 per cent. of the existing issued Raven Mount share capital.

The irrevocable undertakings set out above will continue to be binding in the event of a higher competing offer for Raven Mount and will cease to be binding only if the Offer lapses or is withdrawn.

6. CONDITIONS TO THE OFFER

The full terms and conditions of the Offer are set out in Appendix 1 to the Offer Document.

The Offer must become or be declared unconditional by not later than 16 June 2009, or such later date (if any) as Raven Russia and Raven Mount may, with the consent of the Panel (if required), agree.

In summary, the Offer is also conditional upon:

- valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. on the first closing date of the Offer (8 May 2009) in respect of not less than 90 per cent. (or such lesser percentage as Raven Russia may decide) of the Raven Mount Shares to which the Offer relates;

- no adverse change having occurred in the business, assets, financial or trading position, profits or prospects of any member of the Raven Mount Group, which is material in the context of the Raven Mount Group taken as a whole;
- the implementation of the Offer not being rendered impossible or significantly impeded as a result of legislation, regulation, any decision of a court or any action taken by any governmental authority;
- all authorisations, orders, grants, consents, clearances, licences, permissions and approvals in any jurisdiction deemed reasonably necessary or appropriate by Raven Russia, in respect of the Offer, being obtained in terms and in a form satisfactory to Raven Russia (acting reasonably) from all appropriate relevant authorities or from any persons or bodies with whom any member of the Group or the Raven Mount Group has entered into contractual arrangements or which are necessary for Raven Russia or any member of the Raven Mount Group to carry on its business;
- appropriate assurances being received, in terms satisfactory to Raven Russia (acting reasonably), from the relevant authorities or any party with whom any member of the Raven Mount Group has any contractual or other relationship that the interests held by any member of the Raven Mount Group under any material licences, leases, consents, permits and other rights will not be materially and adversely amended or otherwise materially and adversely affected by the implementation of the Offer or any matters arising therefrom, that such licences, leases, consents, permits and other rights are in full force and effect and that there is no intention to revoke or amend any of the same; and
- the satisfaction or waiver of the other conditions, which are considered to be customary for a transaction of this nature.

Raven Russia reserves the right to waive (amongst other things) in whole or in part the conditions relating to any adverse change relating to the Raven Mount Group, the obtaining of authorisations and appropriate assurances.

The Offer will lapse if the European Commission initiates proceedings under Article 6(1)(c) of the EC Merger Regulation or the Offer is referred to the Competition Commission.

7. RAVEN MOUNT GROUP PLC 2008 SHARE OPTION PLAN AND RAVEN MOUNT EBT CONTRIBUTION

Raven Mount has granted options over 5,590,000 Raven Mount Shares to certain executives (including Anton Bilton and Glyn Hirsch) under the Raven Mount Group plc 2008 Share Option Plan. Subject to the Offer becoming or being declared unconditional in all respects, these executives have agreed to surrender their existing options and enter into arrangements with Raven Mount and the Company such that they will receive the "in the money value" of those options, equal to £1,257,750 (based on the Placing Price of £1.00 for each Unit pursuant to the Placing), in the form of nil-cost options over 1,257,750 Units which will be issued to the Raven Mount EBT on the Offer becoming or being declared unconditional. Of these Units, Anton Bilton and Glyn Hirsch will each be entitled to nil-cost options over 348,750 Units.

On 28 January 2009 and in line with the policy outlined in Raven Mount's AIM admission document dated 31 October 2008, the Remuneration Committee of Raven Mount approved the payment of a contribution for the year ended 31 December 2008 with a value of £8.1 million to the Raven Mount EBT, the beneficiaries of which include the executive directors of Raven Mount, being Anton Bilton, Bim Sandhu, Glyn Hirsch and Mark Kirkland. This contribution has been accrued in Raven Mount's 2008 year end balance sheet and is payable whether or not the Offer becomes or is declared unconditional. Raven Mount and the Company have agreed that, should the Offer become or be declared wholly unconditional, the liability to pay the contribution to the EBT will remain with Raven Mount until immediately after such time, at which point it will be

discharged without amendment by the Company through the issue to the Raven Mount EBT of the same consideration and on the same terms as under the Offer, namely by the issue of 8.1 million Units. The trustee of the Raven Mount EBT will then consider allocating the contribution in accordance with the terms of the Raven Mount EBT trust deed.

8. THE NEW PREFERENCE SHARES AND NEW WARRANTS

Dividends will be payable on the Preference Shares quarterly in arrears at the rate of 12 per cent. on the Fixed Amount. Each Warrant will entitle the holder to subscribe for one Ordinary Share at the price of 25 pence at any time on or before 25 March 2019. Further summarised terms of the Preference Shares and Warrants are set out in Part 11 of this document.

The New Preference Shares will be issued credited as fully paid, and on identical terms to and will rank *pari passu* with, the Preference Shares in issue at the time the New Preference Shares are issued pursuant to the Offer. All dividends and other distributions declared, made or paid on Preference Shares, including New Preference Shares, shall accrue from the date of issue of such Preference Shares.

The Preference Shares and Warrants have been created under the Law.

The ISIN codes for the Preference Shares and Warrants are GG00BK55K7B92 and GG00B55K7758 respectively.

9. SETTLEMENT, LISTING, DEALINGS, CANCELLATION OF RAVEN MOUNT ADMISSION ON AIM AND COMPULSORY ACQUISITION

The first closing date of the Offer is 1.00 p.m. on 8 May 2009. Upon the Offer becoming or being declared unconditional, application will be made to the London Stock Exchange for the New Preference Shares and the New Warrants, which will be issued to Raven Mount Shareholders who accept the Offer, to be admitted to trading on AIM. It is expected that the New Preference Shares and the New Warrants will be issued, and that dealings in the New Preference Shares and the New Warrants will commence as soon as practicable, in accordance with the AIM Rules for Companies, within 14 days of the later of 8 May 2009 and the date on which the Offer becomes or is declared unconditional in all respects (save only for the admission condition).

If Raven Russia receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more in nominal value of the Raven Mount Shares to which the Offer relates and of the voting rights carried by those Raven Mount Shares and assuming that all of the other conditions of the Offer have been satisfied or waived (if capable of being waived), Raven Russia intends to exercise its rights in accordance with section 974 to 991 of the 2006 Act to acquire compulsorily the remaining Raven Mount Shares to which the Offer relates on the same terms as the Offer.

Following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the AIM Rules for Companies, Raven Russia intends to procure that Raven Mount makes an application to the London Stock Exchange for the delisting and the cancellation of trading in Raven Mount Shares on AIM and the Raven Mount directors have agreed to instruct Raven Mount's nominated adviser to assist and expedite the making of any such application accordingly. It is anticipated that such delisting and cancellation will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects (provided that Raven Russia has acquired, or agreed to acquire, existing issued share capital carrying 75 per cent. of the voting rights of Raven Mount). Delisting and the cancellation of trading of Raven Mount Share will significantly reduce the liquidity and marketability of any Raven Mount Shares not acquired by Raven Russia.

It is also intended that, following the Offer becoming or being declared unconditional in all respects and after the delisting and the cancellation of the admission to trading of the Raven

Mount Shares on AIM, Raven Mount will be re-registered as a private company under the provisions of sections 979 to 982 of the 2006 Act.

10. RELATED PARTY TRANSACTION

The Offer comprises a related party transaction under Rule 13 of the AIM Rules for Companies as a consequence of Anton Bilton being a substantial shareholder in Raven Mount. With the exception of Anton Bilton and Glyn Hirsch (for the reasons set out below), the Directors consider, having consulted with Numis, its nominated adviser, that the terms of the Offer are fair and reasonable insofar as the Ordinary Shareholders are concerned. Neither Anton Bilton nor Glyn Hirsch have taken part in the Board's deliberations in respect of the Offer in light of their position as directors of Raven Mount and Anton Bilton's position as a substantial shareholder in Raven Mount.

PART 2

INFORMATION ON THE GROUP

1. HISTORY AND BACKGROUND

The Company was incorporated on 4 July 2005 to invest in the Russian real estate market with an initial focus on the Warehouse market in the Moscow and St. Petersburg regions. The Company was admitted to AIM at that time and raised £153 million through a placing of Ordinary Shares, and a further £310 million in April 2006 through a further Ordinary Share placing.

Since the IPO, Raven Russia has acquired investment properties producing a rental income stream through indirectly held subsidiaries, and development property portfolios (through development joint ventures), where it has acted both as joint developer and as a partner providing development finance, fully acquiring the asset on completion.

On 26 November 2008, the Company completed the Internalisation of its property advisor, following which the Group is no longer subject to the restrictions of its formal investment strategy.

In March 2009, the Company raised a further £76.2 million (gross) through the Placing. £75 million of this amount was raised through the issue of Units to Invesco.

2. THE BUSINESS

Raven Russia's strategy is to invest, for the long term, in freehold and leasehold property in Russia, which offers the prospect of attractive returns to its investors. The Group will continue to seek such property opportunities, either for direct investment by entities within the Group or investment with co-investment partners.

The Company's immediate focus is on the completion of its development portfolio, leasing it to high quality tenants as well as taking advantage of property investment opportunities in the CIS, thereby generating an attractive rate of return for shareholders.

3. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

***Richard Jewson**, Non-executive Chairman (aged 64)*

Richard Jewson joined Jewson, the timber and building merchant, in 1965 becoming the Managing Director, then Chairman of its holding group, Meyer International plc from which he retired in 1993. He is currently Chairman of Archant Ltd, and a non-executive Director of Temple Bar Investment Trust plc, Grafton Group plc and Clean Energy Brazil plc and other unquoted companies. He retired in 2004 from 10 years as Chairman of Savills plc and in 2005 from 14 years as a non-executive Director and deputy Chairman of Anglian Water plc.

***Anton Bilton**, Executive Deputy Chairman (aged 44)*

Anton Bilton is an economics graduate from City University in London. Anton is Executive Deputy Chairman of the Company and a director of Raven Mount Group plc. He has also been a founder and director of three companies that have floated on AIM (Internet Technology Group plc, Keystone Solutions plc, and E-Capital Investments plc, now called Avanti Capital plc).

Anton has also been a director of four public property companies established under the Business Expansion Scheme.

***Glyn Hirsch**, Chief Executive Officer (aged 47)*

Glyn Hirsch qualified as a Chartered Accountant with Peat, Marwick Mitchell & Co in 1985. Until 1995, he worked in the corporate finance department of UBS (formerly Phillips & Drew) latterly

as an Executive Director specialising in UK smaller companies. From 1995 until 2001, he was Chief Executive of CLS Holdings plc, the listed property investment company, a former Director of Citadel Holdings plc, the specialist French property investor and former chairman of Property Fund Management plc, the listed property fund management business. Glyn is also a non-executive director of a number of public and private companies including Liontrust Asset Management plc. Glyn is also a director of Raven Mount.

Colin Smith, *Chief Operating Officer (aged 39)*
Colin Smith, a Guernsey resident, who has been a senior executive of the Company for a year, was appointed to the Board on 14 November 2008. He has acted as a key liaison between the Company's non-executive board of directors and its service providers, including the property advisor and administrators in Guernsey and Cyprus. Prior to joining the Company, he was a director in the audit and assurance division of the chartered accountant practice of BDO in Guernsey. He was with BDO in Guernsey since 1994, having qualified as a Chartered Accountant with Stoy Hayward's Glasgow office. He is also a non-executive director and chairman of the audit committee of Tethys Petroleum Limited.

Mark Sinclair, *Chief Finance Officer (aged 43)*
Mark Sinclair, a Guernsey resident, is a chartered accountant, and spent 18 years at BDO Stoy Hayward, a leading professional firm in the UK. He was a partner in the London real estate group responsible for a portfolio of large property companies, both listed and private. He joined the Raven Group in June 2006 as Finance Director of Raven Russia Property Management Limited, the property adviser to Raven Russia Limited and became a senior member of the Raven Russia Limited finance team following the Internalisation in November 2008. Mark joined the board of the Company in March 2009. He has significant experience in all financial aspects of property transactions and company reporting.

Stephen Coe, *Non-Executive Director (aged 43)*
Stephen Coe BSc, FCA, a resident of France, is self employed providing executive and non executive services to public and private clients. His current public directorships include Matrix European Real Estate Investment Trust Limited and ACP Capital Limited, where he acts as a non executive director; he is also chairman of the audit committee for the two entities. Private clients include investment funds, management companies and a capitive insurer. From 2003 to 2006, he was Managing Director of Investec Trust (Guernsey) Limited and Investec Administration Services Limited, responsible for private client and institutional structures. Between 1997 and 2003 he was a director of Bachmann Trust Company Limited and previously he worked with Price Waterhouse specialising in financial services.

David Moore, *Non-Executive Director (aged 48)*
David Moore is a resident of Guernsey. He is an advocate of the Royal Court of Guernsey and is a partner with Ozannes, the Company's lawyers in Guernsey. He has been with Ozannes since 1993 and before that spent 10 years practising in the City of London, predominantly with Ashurst Morris Crisp. He specialises in corporate and financial matters and is a non-executive director of a number of investment and insurance management companies, investment and insurance companies including Standard Life Investments Property Income Trust Limited of which he is non-executive chairman.

Christopher Sherwell, *Non-Executive Director (aged 61)*
Christopher Sherwell is a Guernsey resident and a former managing director of Schroders in the Channel Islands. Before joining Schroders, he was Far East Regional Strategist in London and Hong Kong for Smith New Court Securities and prior to that spent 15 years as a journalist, most of them as a foreign correspondent for the Financial Times. He has considerable public company experience and acts as a non executive director on a number of publicly listed investment companies including Hermes Absolute Return Fund Limited and Hermes Commodities Umbrella

Fund Limited, of both of which he is chairman, and IRP Property Investments Limited and Rutley European Property Limited.

Senior Management

***Adrian Baker**, Group Managing Director (aged 42)*

Adrian Baker is a member of the RICS with over 20 years' experience of property investment and development in the UK and Europe. He started his career in the property division of Nat West Bank and then spent 10 years at CLS Holdings working on their UK property portfolio. In 1997 he helped establish Citadel Holdings, a specialist AIM listed French property investor. He subsequently had spells at Topland Group, Prestbury Holdings and Great Portland Estates. After a year investing and developing property in Croatia, he joined Raven Mount in June 2005 before joining the Group following the Internalisation.

***Igor Bogorodov**, General Manager (aged 44)*

Igor Bogorodov is a graduate of the Ukrainian Institute of Technology and Berkley School, New York and has a Masters degree in Engineering and a Bachelors degree in Accounting and Finance. Working with the Moscow government, Igor was instrumental in introducing western construction knowledge and technology from the USA to Russia in the mid 1990s. As a successful Russian businessman, Igor's valued participation in the company ensures that the Company is protected from the changing tides of Russian commercial policy and regulation. Igor joined Raven Mount in June 2005 before joining the Group following the Internalisation.

Employees

At the date of this document, the Group has 59 employees (excluding those of joint venture companies (the "Joint Venture Employees")).

The table below shows the geographical breakdown of employees by their main activity (excluding the Joint Venture Employees).

Country	*Total No. of Employees*	*Management*	*Development Monitoring and Acquisition*	*Structured Finance*	*Property Management*	*Accounting*	*Support and Administration*
Guernsey	14	5	1	3	–	1	4
Cyprus	10	3	–	–	–	1	6
Russia	35	2	11	5	5	3	9
Group total	59	10	12	8	5	5	19

4. CORPORATE GOVERNANCE

Board practices

As a company both incorporated in Guernsey and admitted to trading on AIM, there is no requirement for the Company to comply with the Combined Code. During the financial year ended 31 December 2008, the Company did not comply (and continues not to comply) with all aspects of the Combined Code; in particular, the Company did not (and does not) have a designated senior independent non-executive director. However, the Board has determined that it should be the Company's policy to take appropriate measures to ensure that the Company complies with the Combined Code to the extent appropriate and taking into account its size and the nature of its business.

Committees

The Board has appointed an Audit Committee which is responsible for ensuring that the financial performance of the Group is properly reported on and monitored. The Audit Committee reviews the annual and interim accounts, results, announcements, internal control systems and procedures, accounting policies of the Group and the continuing appointment of the auditors. The Audit

Committee comprises Richard Jewson, David Moore, Christopher Sherwell and Stephen Coe who is the Chairman. The Audit Committee meets at least four times a year.

The Board has appointed a Nominations Committee which will meet when appropriate. The committee is made up of Anton Bilton, Christopher Sherwell and Richard Jewson, who is Chairman. The nominations committee considers the composition of the Board, retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board.

The Remuneration Committee appointed by the Board is made up of Richard Jewson, Stephen Coe and Christopher Sherwell, who is Chairman. It meets at least twice a year to review the performance of the executive directors, to recommend their remuneration and other benefit packages, including performance related bonus schemes, pension rights and compensation payments. Fees for the non-executive directors, including the Chairman, are determined by the Board as a whole, outside the framework of the Remuneration Committee.

5. SUMMARY FINANCIAL INFORMATION

The following information has been extracted without material adjustment from the annual report and financial statements of the Company for the years ended 31 December 2008, 31 December 2007 and 31 December 2006, which are reproduced in full in Part 5 of this document.

	Year ended 31 December 2008[1]	*Year ended 31 December 2007[1]*	*Year ended 31 December 2007 (As reported)*	*Year ended 31 December 2006*
	US$m	*US$m*	*US$m*	*US$m*
Net rental and related income	43	26	26	11
(Loss)/profit from operations	(85)	8	10	2
Revaluation (losses)/gains	(39)	80	80	7
Dividends	55	40	40	17
Net Assets at period end	735	974	969	910

(1) During the year to 31 December 2008, certain of the Group's Russian subsidiary and joint venture companies reassessed their functional currencies, which resulted in a restatement the effects of which are more fully explained in the 2008 audited accounts.

(2) With effect from the 2007 audited financial statements, the Group adopted a presentation currency of US dollars. Prior to this, the presentation currency was £ sterling.

6. PROPERTY VALUATION POLICY

The Company has appointed Jones Lang LaSalle as property valuers to prepare valuations on a semi-annual basis, with the valuation as at 31 December 2008 appearing in Part 9 of this document. Valuations are undertaken in accordance with the appropriate sections of the current practice statements contained in the Royal Institution of Chartered Surveyors Appraisal and Valuation Standards, 6th Edition (the "Red Book"). This is an internationally accepted basis of valuation. Gains or losses arising from changes in the fair value of investment property are included in the income statement in the period in which they arise.

7. DIVIDEND POLICY

In the light of the global financial crisis and Raven Russia's continued focus on cash conservation the Board has decided to adopt a revised policy in relation to ordinary dividends. The Board currently aims to pay a 2009 dividend of 1p per share (subject to financial conditions permitting) and no final dividend will be paid for 2008. Once financial conditions improve and the Group's portfolio matures, the Board intends to adopt a progressive dividend policy going forward.

8. FINANCING OF THE GROUP

In accordance with the Group's strategy, to date the Group has financed the acquisition and construction of its Warehouse portfolio through a combination of equity and debt finance, the

latter in the form of both construction and investment loans, secured on each of the Group's properties on a non-recourse basis to the Company (save for the ancillary arrangements described in paragraph 10 of Part 12 of this document[3]).

All facilities, except for the construction facilities at Noginsk Phase 1 of approximately $69 million (the "Noginsk Facility") and at Rostov on Don of $60 million (the "Rostov on Don Facility"), are on a long term basis and are not repayable until dates ranging from 2012 to 2017. The Noginsk Facility falls due for repayment in October 2009 when the construction of the property is completed. At that time, the Company intends to convert the construction loan into an investment loan. The Group is currently assisting Anfirimo Holdings Limited (a subsidiary of a company external to the Group) in advanced discussions with HSH Nordbank in relation to the terms of this investment loan and has no reason to believe that such terms will not be agreed. The Rostov on Don Facility is to be repaid in two tranches of $20 million in September 2009 and $40 million in September 2010.

The non-recourse nature of each of the Group's banking facilities (save for the ancillary arrangements described in paragraph 10 of Part 12 of this document[3]), being secured on individual property assets, protects the remainder of the Group from default on any one facility. In the event of a default, the Group would seek to renegotiate the relevant facility with the banking partners. The Directors believe that such re-negotiations would be successful. However, if this were not the case, ultimately the facilities such as the Noginsk Facility, permit ownership of the underlying asset to be transferred to the relevant bank in full satisfaction of the outstanding debt.

The Group is in ongoing discussions with a number of other banks in relation to securing new financing facilities. A new loan agreement for a $40 million facility has recently been entered into with the European Bank for Reconstruction and Development on 27 March 2009 in relation to the site located at Novosibirsk and a second bank, which has an existing facility in relation to Phase 1 and 2 at Istra, has an option to enter into investment finance for Phase 3 and 4 at Istra once construction is completed.

Although the Group has continued to progress and sign new facilities and draw down on existing facilities, the recent contraction of the global credit markets has hampered the Group's ability to raise further bank debt.

As mentioned above, the objective of the Offer, together with the proceeds of the Placing, is to secure the Company's position during the letting phase of its portfolio development. Once appropriate letting levels have been achieved, this will allow the Company to pursue further property investment or shareholder value enhancing opportunities. The acquisition of Raven Mount will provide the Group with additional cash resources which should increase over time as the Raven Mount property portfolio is sold down.

The Group is currently in compliance with all of the banking covenants under its financing facilities. In the current uncertain economic environment, if yields continue to shift outwards and therefore values continue to deteriorate, then the terms of the Group's banking facilities allow for any future loan to value covenant breaches to be remedied through prepayment of part of the relevant facility.

9. RUSSIAN PROPERTY MARKET OVERVIEW

The Russian Warehouse sector remains an attractive asset class, offering investors high income returns and the potential for capital growth. Compared to other European countries, Russia still has a deficit of supply on a per capita basis. This and the difficulty in securing and developing large scale land plots in and around the major Russian cities is likely to limit supply in the future.

(3) The arrangements are those in respect of the rezoning guarantee and indemnities referred to at the end of paragraph 10.8.2, the guarantee given to VTB Bank Europe plc referred to at the end of paragraph 10.14.2, the guarantee given to IFC referred to at the end of paragraph 10.14.3, the guarantee given to EBRD referred to at the end of paragraph 10.14.4 and the completion guarantee and cost overrun undertaking referred to in paragraph 10.15.2, in each case of Part 12 of this document.

Very little new development is planned to start this year improving the prospects for a stable market from the end of 2009 into 2010.

Tenants have continued to commit to new leases in the Group's portfolio over the past three months and discussions are ongoing on all of the current developments with potential occupiers, although at a lower level than previously. However, the lack of capital available to potential occupiers has created a new type of demand from those who previously wished to construct their own facilities but are now seeking to rent.

Rental rates decreased by approximately 10 per cent. in Moscow in the six months to 31 December 2008, reflecting increased competition for tenants and the Rouble devaluation against the US dollar (in which rents are denominated). The Directors note that whilst they believe that there were virtually no sales of completed warehouses in Russia in the six months to 31 December 2008, the valuation of Raven Russia's portfolio was marked down by approximately 20 per cent. to reflect the changes in the market to this date.

10. TAXATION

It is the intention of the Directors to continue to conduct the affairs of the Group so that the management and control of the Company is exercised in Guernsey and that the Company does not carry on any trade in the UK (whether or not through a permanent establishment situated there). Having taken advice, the Directors have in place certain protocols with regard to the completed of the Company's affairs.

On this basis, the Company should not itself (as opposed to some of the subsidiaries of the Group) be resident in the UK for taxation purposes and therefore should not be liable for UK tax on its income and gains.

Certain companies in the Group (including RRPM and RRPA and, should the Offer be completed, companies in the Raven Mount Group) may be taxable in the UK and certain of their activities may (and, in the case of RRPA, do) give rise to permanent establishments in Russia which will be taxable in Russia.

The policy of the Group will be to continue to manage and operate each Group company in a way that is intended to ensure that it is resident for tax purposes only in the jurisdiction in which it is incorporated or domiciled and that it has no taxable permanent establishments or other taxable presence in any other jurisdiction, other than in the case of those companies providing advisory and staff services which may have permanent establishments in Russia or the UK. In particular, the Group intends to try to ensure, following advice, that any activities of the Company, RRPM, RRPA or other Group companies carried out in Russia will not create permanent establishments in Russia that could lead to reliefs under the Cyprus-Russia treaty being withdrawn or other Russian tax exemptions not being available.

PART 3

OPERATING AND FINANCIAL REVIEW

The following operating and financial review should be read in conjunction with the financial information set out in Part 5 of this document and the other financial information relating to the Company included elsewhere in this document. This review contains forward-looking statements based on the current expectations and assumptions about the Group's future business. Such statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The actual investment performance, results of operations, financial condition, liquidity and dividend policy of the Group, as well as the development of its financing strategies, may differ materially from the impression created by the forward-looking statements contained herein as a result of certain factors including, but not limited to, those discussed in the "Risk Factors" section of this document.

The selected financial information discussed in this Part 3 has been extracted without material adjustment from the financial information of the Group as at, and for the three financial years ended, 31 December 2006, 2007 and 2008 which have been prepared in accordance with IFRS.

1. BUSINESS PERFORMANCE AND OPERATING AND FINANCIAL REVIEW

1.1 Overview of Business

The Company's strategy is to invest for the long term, in freehold and leasehold Warehouse properties in Russia, with a completed investment portfolio value of $453.75 million and investment properties under construction with a carrying value of $443.65 million at 31 December 2008.

The Company enters into development joint ventures with local partners to develop its Warehouse stock in the Moscow and St Petersburg regions. The partners earn development management fees and a profit share on completion of the assets, subject to certain construction specification and tenancy criteria being met.

The completed investment portfolio in Moscow has a value of $328.150 million and in St. Petersburg of $125.60 million at 31 December 2008. Investment properties under construction in Moscow and St. Petersburg have a carrying value of $180.5 million and $154.7 million respectively.

The development programme for other Russian regional cities is controlled by a Cypriot joint venture vehicle, Megalogix Limited ("**Megalogix**"). This joint venture has two investment properties under construction, one in Rostov on Don and the other in Novosibirsk. The Company's share of these assets at 31 December 2008 was $73.21 million. The joint venture also had a land bank in various regional cities, the Company's share of these assets being $21.27 million at 31 December 2008.

2. KEY FACTORS AFFECTING OPERATING AND FINANCIAL RESULTS

2.1 Movements in Property Prices

At each balance sheet date, the market value of the Company's completed investment property portfolio is assessed by external, independent valuers on an open market basis and this is reflected in the Company's consolidated balance sheet. The Company recognises the resulting upward or downward movement in the value of the Company's wholly owned properties from the previous valuation date on its income statement under "Unrealised profit/(loss) on revaluation of investment property".

The Company carries its investment assets under construction at cost less any impairment loss. The Company recognises any such impairment loss on its income statement under "Impairment of investment property under construction".

Property values are affected by a number of macroeconomic and sector-specific factors, including GDP growth rates, business and consumer confidence levels, demand for consumer and business products and services, levels of corporate profitability, government building and infrastructure investment initiatives, inward foreign investment, foreign currency exchange movements, the availability and cost of credit and interest rates. In the current economic and financial crisis, values across all asset classes have been significantly impacted, including commercial real estate. As a result, this crisis has had a detrimental effect on the value of the Company's portfolio valuation.

The following table shows the amounts the Company recorded for its completed investment properties under Unrealised profit/(loss) on revaluation of investment properties for the three years to 31 December 2008:

	For the financial year ended 31 December		
	2006	*2007*	*2008*
	($'000)	*($'000)*	*($'000)*
Unrealised profit/(loss) on revaluation of investment property	6,997	79,659	(39,145)

The Company recognised impairment losses on investment property under construction, including the Company's share of Megalogix losses, in the three years to 31 December 2008 as follows:

	For the financial year ended 31 December		
	2006	*2007*	*2008*
	($'000)	*($'000)*	*($'000)*
Impairment of investment property under construction	-	-	(38,918)

2.2 Movements in Foreign Currency Exchange Rates

As the Company operates internationally, it is exposed to foreign exchange risk arising from foreign currency exposure, primarily with respect to US dollars, Sterling, Euros and the Rouble. Foreign exchange risk arises from future commercial transactions, including construction contracts and lease receivables, recognised monetary assets and liabilities and net investments in foreign entities.

The recent volatility in the foreign exchange markets and the relative weakening of the Rouble to the US dollar has had an impact on the results of Russian subsidiary companies whose functional currency is the Rouble. When translating these subsidiary results from their functional currency of the Rouble to the Company's presentation currency of US dollars, the re-translation of investment assets under construction leads to an unrealised exchange gain or loss in the Company's income statement under "Foreign currency gains/(losses)".

Sterling cash flows such as dividends and head office overheads have been hedged by holding sufficient Sterling funds to cover the liability. The foreign exchange movement on translating these Sterling cash balances at the balance sheet dates are taken to the Company's consolidated income statement under "Foreign currency gains/(losses)".

The deterioration of the Rouble also results in reducing the net investment in these Russian subsidiaries. The movement on the net investment due to exchange rate movements is taken as a reserve movement through a translation reserve.

The Company recognised these movements in the three years to 31 December 2008 as follows:

	For the financial year ended 31 December		
	2006[1]	*2007*[1]	*2008*
	($'000)	*($'000)*	*($'000)*
Gains/(losses) on foreign currency cash held	153	-	2,209
Gains/(losses) on assets under constuction foreign subsidiary debt	458	325	(24,273)
Other gains/(losses)	-	-	(11,865)
Foreign currency gains/(losses)	611	325	(33,929)
Loss on net investment in foreign entities[2]	(10,974)	(6,333)	(53,783)

(1) Restated as described in the Group's audited financial statements for the year ended 31 December 2008, contained in Part 5 of this document.

(2) The loss on net investment in foreign entities is a movement in reserves.

The Company aims to hedge its exposure to non US dollar cash flows to give certainty to future cash flows and balances. The most significant cash flows have been construction payments in Roubles and these have been hedged by using Non Deliverable Forwards (NDFs). As the structure of these hedges does not meet the definition required under IFRS, the mark to market valuation movements and realised gains and losses on maturing NDFs cannot be offset against the related construction costs on the Company's consolidated balance sheet but are taken to the Company's consolidated income statement under "Finance income" or "Finance expense".

The Company has recognised movements on the above for the three years to 31 December 2008 as follows:

	For the financial year ended 31 December		
	2006	*2007*	*2008*
	($'000)	*($'000)*	*($'000)*
Net gain/(loss) on maturing forward currency derivatives	-	1,792	(14,712)
Net change in fair value of open forward currency derivatives	-	1,030	(2,631)
Net change in fair value of open interest rate derivatives	-	-	(7,595)
Interest income	30,039	27,027	11,613
Interest expense	(2,073)	(1,800)	(13,471)
Net Finance Income/(Expense)	27,966	28,049	(26,796)

2.3 **Internalisation of the Property Adviser**

In November 2008 the Company acquired the property adviser, RRPM and its sister company RRPA from Raven Mount for consideration of 80 million Ordinary Shares and £15 million cash. Details of the transaction and its impact on the income statement of the Company at 31 December 2008 are given in the audited financial statements of the Group in Part 5 of this document.

2.4 Results of operations

2.4.1 *Explanation of certain income statement line items*

(a) *Gross revenue*

Gross revenue includes rent receivable, property operating costs recoverable from tenants and the Company's share of turnover from its logistics joint venture, Avalon Logistics.

(b) *Net rental and related income*

Net rental and related income is gross rental and related income less property operating expenses and related costs. Property operating costs include costs relating to common areas and other costs incurred in running properties including property taxes.

(c) *Administrative expenses*

Administrative expenses include the property advisor management and performance fees prior to the Internalisation in November 2008, any impairment of goodwill, corporate overheads, administrator fees for the companies within the Group and the Company's share of operating expenses of Avalon Logistics.

(d) *Foreign currency gains/(losses)*

This line item is described above in paragraph 2.2.

(e) *Unrealised profit/(loss) on revaluation of investment property*

This line item is described above in paragraph 2.1.

(f) *Finance income and Finance expense*

Finance income and expense includes interest receivable on deposits and securities, interest receivable on loans to joint ventures, debt service and refinancing charges, gains and losses on maturing foreign currency forwards, valuation movements on fair value interest derivative contracts and foreign currency forwards.

(g) *Taxation*

Taxation includes current taxes, principally Russian corporation tax on income producing subsidiaries, and deferred tax, on income and property revaluations.

2.4.2 ***Results of operations for the financial years ended 31 December 2006, 2007 and 2008***

The following tables summarise the Company's consolidated income statements, extracted from the audited financial statements for the financial years ended 31 December 2006, 2007 and 2008:

For the financial year ended 31 December 2006[1]	*Revenue ($'000)*	*Capital ($'000)*	*Total ($'000)*
Gross revenue	16,949	-	16,949
Net rental and related income	10,972	-	10,972
Administrative expenses	(9,053)	-	(9,053)
Foreign currency gains	611	-	611
Unrealised profit on revaluation	-	6,997	6,997
Finance income	30,039	-	30,039
Finance expense	(2,073)	-	(2,073)
Profit before tax	30,496	6,997	37,493
Taxation	(2,791)	(1,679)	(4,470)
Profit for the year	27,705	5,318	33,023

(1) Restated as described in the Group's audited financial statements for the year ended 31 December 2008, contained in Part 5 of this document.

For the financial year ended 31 December 2007[1]	*Revenue ($'000)*	*Capital ($'000)*	*Total ($'000)*
Gross revenue	38,522	-	38,522
Net rental and related income	25,934	-	25,934
Administrative expenses	(18,483)	-	(18,483)
Foreign currency gains	325	-	325
Unrealised profit on revaluation	-	79,659	79,659
Finance income	27,027	2,822	29,849
Finance expense	(1,800)	-	(1,800)
Profit before tax	33,003	82,481	115,484
Taxation	90	(18,898)	(18,808)
Profit for the year	33,093	63,583	96,676

(1) Restated as described in the Group's audited financial statements for the year ended 31 December 2008, contained in Part 5 of this document.

For the financial year ended 31 December 2008	*Revenue ($'000)*	*Capital ($'000)*	*Total ($'000)*
Gross revenue	71,311	-	71,311
Net rental and related income	42,864	-	42,864
Administrative expenses	(28,066)	(5,384)	(33,450)
Settlement of advisory contract	(67,581)	-	(67,581)
Negative goodwill	7,564	-	7,564
Foreign currency gains/(losses)	(9,656)	(24,273)	(33,929)
Unrealised profit/(loss) on revaluation	-	(39,145)	(39,145)
Impairment of investment property under construction	-	(38,918)	(38,918)
Finance income	11,613	-	11,613
Finance expenses	(21,066)	(17,343)	(38,409)
(Loss) before tax	(64,328)	(125,063)	(189,391)
Taxation	7,653	11,449	19,102
(Loss) for the year	(56,675)	(113,614)	(170,289)

(a) *Gross revenue*

The Company's gross revenue was $17 million, $39 million and $71 million for the years ended 31 December 2006, 2007 and 2008 respectively.

The increase year on year reflects the progression of the Company's development programme as new properties are completed and become income producing. The share of turnover of the logistics joint venture, Avalon Logistics, was $nil (2006), $1 million (2007) and $9 million (2008).

(b) *Net rental and related income*

The Company's net rental and related income was $11 million, $26 million and $43 million for the years ended 31 December 2006, 2007 and 2008 respectively.

As above, the increasing trend reflects assets under construction completing and transferring to income producing investment assets. Property operating expenditure also included the share of the direct costs of operating Avalon Logistics' which was $nil (2006), $1.5 million (2007) and $10 million (2008).

Therefore net rental income from investment properties in the year ended 31 December 2008 totalled $45 million which includes a share of the operating losses of Avalon Logistics of $2 million. The latter reflects the joint venture set up costs as it expanded, doubling its operating space in 2008.

(c) *Administrative expenses*

The Company had administrative expenses of $9 million, $18 million and $33 million for the years ended 31 December 2006, 2007 and 2008 respectively.

The following table analyses the key elements of administrative costs for each of those years.

	For the financial year ended 31 December		
	2006	*2007*	*2008*
	($'000)	*($'000)*	*($'000)*
Property Adviser management fees	1,828	4,832	6,169
Property Adviser performance fees	1,407	-	-
Equity-settled share-based payment expense	279	796	2,410
Impairment of goodwill	-	-	2,265
Impairment of loans to joint venture	-	-	3,119
Directors' remuneration	324	409	527
Auditors' remuneration	117	84	1,178
Other operating expenditure	5,098	12,362	17,782
	9,053	18,483	33,450

(d) *Foreign currency gains/(losses)*

The Company has foreign currency gains of $0.6 million and $0.3 million in the years ended 31 December 2006 and 2007 respectively and a loss of $33.9 million in 2008. This is principally a reflection of the unrealised foreign exchange movement on investment assets under construction in Rouble functional currency subsidiaries and dollar equivalent of Sterling cash balances held to cover Sterling expenditure. This is summarised in the table at 2.2 above.

(e) *Unrealised profit/(loss) on revaluation of investment property*

The Company's profit on revaluation of investment property was $7 million in 2006 and $80 million in 2007 and a loss of $39 million in 2008.

These valuation movements reflect the changes in the market value of the Company's completed property portfolio at each balance sheet date.

(f) *Finance income and Finance expense*

The Company generated finance income of $30 million, $30 million and $11 million in the years ended 31 December 2006, 2007 and 2008 respectively.

The Company had finance expenses of $2 million, $2 million and $38 million in the years ended 31 December 2006, 2007 and 2008 respectively.

The increase in 2008 reflects a full year of debt servicing on a number of investment debt facilities drawn at the end of 2007 and during the first quarter of 2008 and the realisation of losses on construction cash flow hedging instruments.

The table at section 2.2 above summarises finance income and expense.

(g) *Taxation*

The Company's net taxation was a charge of $4 million, $19 million in the years ended 31 December 2006 and 2007 respectively and a credit of $19 million in the year ended 31 December 2008.

This included a deferred tax charge on revaluation gains of $2 million and $19 million in the years ended 31 December 2006 and 2007 and a deferred tax credit of $11 million in the year ended 31 December 2008, reflecting the revaluation loss in that year.

(h) *Profit/(loss) for the year*

As a result of the factors described above, the Company's profit/(loss) for the year was a profit of $33 million and $97 million for the years ended 31 December 2006 and 2007 respectively and a loss of $170 million for the year ended 31 December 2008.

These changes were due primarily to the change in valuation of the Company's property portfolio and exchange rate movements between the Rouble and US dollars.

3. CAPITALISATION AND INDEBTEDNESS

The tables below set out the Company's total equity attributable to shareholders and its net indebtedness as at 31 December 2008. The information in these tables has been extracted without material adjustment from, and should be read together with, the Company's audited financial statements as at and for the year ended 31 December 2008, which are included in Part 5 of this document.

	As at 31 December 2008 $'000
Equity	
Share capital - authorised	20,105
Share capital - issued, called up and fully paid	9,921
Share premium	46,791
Special reserve	870,692
Capital reserve	(41,798)
Translation reserve	(71,090)
Retained earnings	(79,476)
Total equity attributable to shareholders of the Company	735,040
Indebtedness	
Bank loans and overdrafts	425,869
Other loans	11,099
Gross indebtedness	436,968
Interest rate and currency derivative liabilities	8,867
	445,835
Cash and cash equivalents	(108,435)
Net indebtedness	337,400

On 24 March 2009 the Company raised $110,822,000 through the placing of 76.2 million preference shares and 76.2 million warrants to acquire the Company's ordinary shares. The placing increased cash and cash equivalents and gross indebtedness by $110,822,000.

4. CAPITAL RESOURCES AND LIQUIDITY MANAGEMENT

As at 31 December 2008, the Company had $529 million of committed credit facilities, including joint venture facilities of which $78 million were undrawn and $108 million of cash and cash equivalents. As at 16 April 2009 (being the latest practicable date prior to publication of this document), the Company and its joint ventures had $569 million of committed credit facilities of which $118 million were undrawn. Facilities above include a $53 million undrawn facility at a project in Kiev which has been postponed due to the current economic climate.

Subsequent to 30 December 2008, the Company has raised a further £76.2 million through the issue of preference shares and warrants. Its Megalogix joint venture has also had a $40 million debt facility approved by EBRD.

The Company's cash management policy is to maintain a minimum central balance to enable it to service its completed assets and act as a buffer for tenant default or slower than expected uptake by new tenants. Dependent on tenant demand, excess cash will be used to enhance shareholder value where possible.

4.1 Cash Flow Analysis

The following table summarises the Company's consolidated cash flow for the financial years ended 31 December 2006, 2007 and 2008.

	For the financial year ended 31 December		
	2006	*2007*	*2008*
	($'000)	*($'000)*	*($'000)*
Net cash generated from operating activities	4,423	9,390	17,975
Net cash used in investing activities	(112,948)	(363,703)	(670,331)
Net cash from financing activities	581,592	79,988	259,839
Net increase/(decrease) in cash and cash equivalents	473,067	(274,325)	(392,517)
Effect of foreign exchange rate changes	(503)	(1,028)	20,122
	472,564	(275,353)	(372,395)
Closing cash and cash equivalents	756,183	480,830	108,435

(a) ***Net cash generated from operating activities***

The Company's net cash generated from operating activities increased by $9 million from $9 million in 2007 to $18 million in 2008. Similarly, a cash inflow in 2006 of $4 million increased by $5 million to a cash inflow of $9 million in 2007.

In both cases, this was primarily due to the impact of completed properties becoming income generating.

(b) ***Net cash used in investing activities***

The Company had net cash outflows from investing facilities of $113 million, $363 million and $670 million in the years ended 31 December 2006, 2007 and 2008 respectively.

This step increase in each year reflects the increasing development volume, including loans to the Megalogix joint venture, as the Company builds out its investment portfolio.

(c) ***Net cash inflow from financing activities***

The Company had net cash inflows from financing activities of $582 million, $80 million and $260 million for the years ended 31 December 2006, 2007 and 2008 respectively.

The large inflow in 2006 resulted from the issue of new share capital in that year. In 2007 and 2008 the inflows resulted from the draw down of debt facilities.

4.2 Debt Facilities

The Company utilises financing structures secured on individual assets which are non recourse to the Company where possible. Debt facilities have a variety of maturities and the

following table gives an overview of the maturity profile of the Company's on-balance sheet debt obligations:

	As at 31 December 2008 $'000
Repayable within 1 year	80,042
Repayable between:	
1 and 2 years	57,850
3 and 5 years	280,949
5 and 10 years	18,127
	356,926
Gross indebtedness	436,968
Interest rate derivatives	8,867
Cash and cash equivalents	(108,435)
Net indebtedness	337,400

4.2.1 ***Facility Details***

(a) *Investment Debt*

As at 31 December 2008, $267 million of debt had been raised, secured against the cash flows generated by specific completed and income generating assets.

These facilities have 5 year terms and principal repayment terms based on 20 to 30 year amortisation periods. Interest and principal repayments are made quarterly. The facilities had a remaining weighted average debt maturity of 4.3 years at 31 December 2008.

The debt is a mixture of fixed and floating rate facilities, the floating rate having been swapped into fixed rate debt or capped. The facilities had a weighted average interest cost of 3.29 per cent. over US LIBOR at 31 December 2008.

Loan to value covenants on the facilities are 70 per cent. on average and interest and principal amortisation must be covered by income on each asset by 120 per cent. on average.

These loans are principally non-recourse and details of each such loan are given in the material contracts section in Part 12 of this document.

(b) *Construction Debt*

As at 31 December 2008, $183 million of $207 million outstanding construction facilities had been drawn, each secured on a development asset and including that drawn by the Megalogix joint venture.

These facilities have varying maturity terms ranging from 12 months to 7 years and a weighted average maturity term of 4.8 years at 31 December 2008.

Three of the facilities are floating rate during construction term and one is fixed rate. The weighted average cost of debt on these facilities was 12 per cent. over US LIBOR before fees at 31 December 2008.

The shortest term loans have bullet repayments, with $20 million due in September 2009 and $40 million in September 2010. The construction facility still being drawn relates to the Noginsk project and this comes to maturity in September 2009. The total facility is €49.1 million, of which €29 million had been drawn at 31 December 2008. The Company is in advanced negotiations with HSH Nordbank to roll this facility into a term investment loan following completion of the asset. The loan is non recourse other than a cost over run guarantee.

The construction facilities have loan to cost covenants of between 65 per cent. and 75 per cent. and have no debt service covenants during the construction period. They are non-recourse facilities during construction except for the cost over run guarantee noted above.

In the case of a $40 million, 7 year term facility with IFC Bank, following completion of the asset, a debt service covenant of 150 per cent. is required by 31 December 2009. If the debt service covenant is not met by that date then the Company guarantees to service the debt.

Details of each such facility are given in the material contracts section of this document in Part 12.

Of the above construction loans $100 million relate to projects owned by the Megalogix joint venture.

The Company also has an undrawn facility of $53 million on a project in Kiev. This project has been postponed and the facility will remain available until 30 June 2009.

5. COMMITMENTS

The Company's debt commitments are described above.

In addition, the Company's current committed development programme is limited to completion of the development project phases described in Part 8 of this document. As at 31 December 2008, the costs to complete these projects after drawing the final construction facility were approximately $132 million net of VAT representing 12.8 per cent. of the Company's total portfolio including assets under construction.

6. RESTATEMENT OF FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2007

During the year ended 31 December 2008, certain of the Company's Russian subsidiaries and joint venture companies reassessed their functional currencies and concluded that the functional currency was in fact the Rouble rather than the US dollar. The companies concerned have restated their financial statements on the basis that their functional currency is the Rouble. The Group has also reassessed the accounting treatment of loans made to its joint venture entities. Previously the Group adopted presentation on a gross basis, with its balance sheet showing the loan receivable and the Group's share of the loan payable. The Group now considers the net presentation to be fairer, even though there is no right of set off of these assets and liabilities.

The effect of these two changes is summarised below:

Year ended 31 December 2007	*As previously reported $'000*	*Adjustment $'000*	*As restated $'000*
Profit for the year	95,254	1,422	96,676
Non-current assets	686,821	(24,231)	662,590
Current assets	509,769	108	509,877
Non-current liabilities	(165,944)	28,240	(137,204)
Current liabilities	(61,182)	(32)	(61,214)
Equity	969,464	4,585	974,049

Year ended 31 December 2006	*As previously reported $'000*	*Adjustment $'000*	*As restated $'000*
Profit for the year	32,565	458	33,023
Non current assets	215,641	352	215,993
Current assets	770,146	-	770,146
Non-current liabilities	(28,040)	-	(25,040)
Current liabilities	(47,297)	-	(47,297)
Equity	910,450	352	910,502

7. SIGNIFICANT ACCOUNTING POLICIES

For a discussion of the Company's significant accounting policies, see Note 2 to the Consolidated Financial Statements for the year ended 31 December 2008, which are included in Part 5 of this document.

PART 4

INFORMATION ON THE RAVEN MOUNT GROUP

This section sets out information on the Raven Mount Group. Financial information on the Raven Mount Group for the year ended 31 December 2008 is set out in Part 6 of this document. A copy of the admission document and the annual report and accounts for the Raven Mount Group for the years ended 31 December 2006, 2007 and 2008 may be obtained from the Raven Mount website at www.theravengroup.co.uk in accordance with Rule 26 of the AIM Rules for Companies. It is not intended that the contents of this website form part of this document and is not being incorporated by reference herein.

The definitions at the end of this Part 4 apply throughout this Part, in addition to those set out on pages 295 to 299 of this document, unless the context otherwise requires. In the event of any inconsistency between the definitions set out below and those set out on pages 295 to 299 of this document, the definitions below shall apply.

1. HISTORY OF THE RAVEN MOUNT GROUP

Raven Mount Limited was founded in November 2003 and took control of Swan Hill Group plc, the UK housebuilder, in December 2003 in a hostile takeover supported by Swan Hill's four largest shareholders.

In December 2004, the shareholders of Raven Mount Limited approved the acquisition of Anton Bilton and Bim Sandhu's private residential property development group by way of a reverse takeover of Raven Property Holdings plc, for a total consideration of £39.9 million paid in Raven Mount Limited shares and began a strategic reinvention of the business.

In July 2005, Raven Mount Limited subscribed £10 million towards the £153 million flotation of Raven Russia on AIM. Raven Russia was formed at Raven Mount Limited's instigation as a vehicle for institutional shareholders to invest in the Russian property market with an initial focus on the Warehouse property market in the Moscow and St. Petersburg regions.

In May 2008, Raven Mount Limited announced that the trustees of the Pension Scheme, with the support of Raven Mount Limited, had entered into an agreement for a full insurance buy-out of the Pension Scheme. In order to facilitate the buy-out, Raven Mount Limited has paid an additional £6.6 million to the Pension Scheme. Individual buyout policies have now been issued to all of the Pension Scheme members and other beneficiaries and as a result, the Raven Mount Group has no further exposure to the Pension Scheme's defined benefit liability.

In October 2005, Raven Mount Limited announced that it had completed the restructuring of its Audley Court Limited (previously Raven Audley Court plc) joint venture. Audley Court Limited was actively involved in the development and management of "Independent Living" facilities for the elderly through its Audley brand, in which Raven Mount Limited had a 75 per cent. interest, with the remaining 25 per cent. being owned by the management team.

In October 2008, Raven Mount Limited completed the sale of its 75 per cent. interest in Audley Court Limited in consideration for £15,000 in cash and the repayment in full of certain mezzanine loan indebtedness of £14,985,000.

On 26 November 2008, Raven Mount Limited completed the sale of RRPM and RRPA to Raven Russia for a total consideration of £15 million in cash and 80 million new Raven Russia shares. The transaction was designed so that 64 million of the 80 million Raven Russia shares were received directly by Raven Mount Limited shareholders. As part of this process:

- the admission of Raven Mount Limited's shares to trading on AIM was cancelled on 15 October 2008;
- by a scheme of arrangement entered into by Raven Mount Limited and completed on 14 October 2008, Raven Mount Holdings became the new holding company of Raven Mount Limited (with the Raven Mount Limited shareholders becoming the shareholders of Raven Mount Holdings) (the "Raven Mount Scheme"); and
- on 3 November 2008, Raven Mount Holdings was placed into members voluntary winding up and, on the same date, entered into the Section 110 Agreement which effected the de-merger of RRPM from Raven Mount Limited so that Raven Mount became the new holding company of Raven Mount Limited and RPML became the new holding company of RRPM.

The steps that were taken were structured so that Raven Mount Limited shareholders owned Raven Mount Shares in the same proportions as they had held their shares in Raven Mount Limited immediately before the implementation of the Raven Mount Scheme.

Following the admission of Raven Mount's shares to trading on AIM on 4 November 2008, the following then occurred:

- Raven Russia acquired RRPM through a scheme of arrangement entered into by RPML under the terms of which shareholders in RPML received 64 million new Raven Russia shares pro rata to their former holdings in Raven Mount Holdings prior to the completion of the Section 110 Agreement; and
- immediately following completion of that scheme of arrangement, the direct sale of RRPA by Raven Mount Limited to Raven Russia completed for a consideration of £15.0 million in cash and 16 million new Raven Russia shares.

2. RAVEN MOUNT GROUP BUSINESS AND CURRENT ASSET INVESTMENTS

The Raven Mount Group's current projects include mainstream property residential schemes at Lewes, Brackley and Sheffield as well as the development of second homes projects through its joint venture in the Cotswolds, The Lakes and potentially, subject to planning, in Grand Bahama.

The Raven Mount Group intends to complete and realise cash from these projects. As at 15 April 2009, Raven Mount had net cash balances of £19.6 million and no debt, excluding debt in joint ventures amounting to £7.1 million, of which £2.25 million is guaranteed by Raven Mount. In February 2009, Raven Mount cancelled its debt facility arrangement with the Royal Bank of Scotland. In addition, on 5 January 2009 the £4.6 million pension liability accrued in Raven Mount's balance sheet at 31 December 2008 was settled in full.

The Raven Mount Group currently has shareholdings in Raven Russia and Oriel Securities Limited, which are held as current assets in its balance sheet as it has not been the Raven Mount Group's intention to hold these assets in the long term. The Raven Mount Group currently holds 29,035,054 shares in Raven Russia representing 5.7 per cent. of the current issued share capital of Raven Russia. The Raven Mount Group also holds 2,409,769 shares in Oriel Securities Limited, a UK stockbroking firm, representing approximately 15 per cent. of the issued share capital of Oriel. Whilst it is the Raven Mount Group's desire to realise the value of the shares in Oriel in the short to medium term, the Raven Mount Group believes that the prices at which they could currently be disposed of significantly undervalue their intrinsic net worth. It further believes that the business is fundamentally sound, with strong management and good long term business models.

Residential development

Construction work on Sheffield Phase 1, which comprises 149 residential units and approximately 12,000 sq ft of commercial space, is proceeding well and Raven Mount expects full completion of the site imminently. As at 8 April 2009, Raven Mount has completed the sales of 26 units realising

£3.0 million in cash. Raven Mount recognises that the residential market, particularly for apartments, is and continues to be difficult, largely due to the lack of mortgage provision, and therefore realisation of cash from this site even when fully developed will be slow. Raven Mount has not yet commenced development on its 339-unit Sheffield Phase 2 site, on which it received vacant possession last year, and it will not do so for the foreseeable future.

Development of the 52-unit residential site in the centre of Brackley, which also has approximately 9,000 sq ft of commercial space, is also proceeding well and Raven Mount expects construction to be completed this quarter. However, it does not as yet have any private exchanges on this site given the current reluctance of purchasers to purchase off plan. Raven Mount commenced the marketing of the site this quarter. The sale of five affordable apartments was completed in March 2009 realising £0.6 million in cash.

Construction completion of the 54-unit Lewes scheme is imminent. As at 8 April 2009, Raven Mount has completed the sale of 31 units, including 14 affordable units, realising £6.6 million in cash.

Raven Mount continues to hold a strategic land bank of owned and optioned sites, which can be acquired at varying percentages of their market value. It continues to monitor and progress these sites as appropriate, as it is believed that a number of these sites may be worth considerably more than their current book value should they gain planning consents.

Despite the poor UK residential markets, Raven Mount Group has completed on 27 units in total in 2009, realising £3.3 million and whilst the outlook remains tough, Raven Mount Group will continue to work to realise value from these developments.

Raven Mount Group has outline planning consent, in a joint venture with John Hitchcox and Manhattan Group Limited, for a hotel and 160 second homes in 650 acres at Coln in the Cotswolds. Raven Mount has detailed planning consent for 128 second homes and is seeking changes to the planning permission on subsequent phases in order to enhance the overall value of the site. As at 8 April 2009, the joint venture has completed 29 unit land sales and has entered into construction contracts in respect of these units. Raven Mount is in the early stages of seeking planning permission for its second homes and hotel scheme in Grand Bahama.

3. THE MARKET

The Raven Mount Group operates within the property development market with a focus on mixed-use, planning gain driven opportunities.

The residential development arm of the business has been affected by the increasingly tighter lending practices of the UK banking institutions towards both end purchasers and developers. A lack of liquidity provision by the banks has a huge impact on the level of transactions in the mainstream residential market. Tighter lending criteria in particular have an impact on the first-time buyer market and the buy-to-let markets, which are perhaps the key components of the housing food chain.

4. EMPLOYEES

As at 8 April 2009, the Raven Mount Group had 34 employees.

The table below shows the geographical breakdown of employees by their main activity.

Country	*Total number of employees*	*Directors*	*Head office*	*Coln project*	*Other property development*
UK	34	7	10	8	9

5. INCORPORATION AND SHARE AND LOAN CAPITAL

5.1 Raven Mount was incorporated and registered in England and Wales on 23 June 2008 under the Companies Act 1985 (as amended) with registered no 6626216 as a private company

limited by shares with the name Shieldwave Limited. On 15 August 2008 the name of Raven Mount was changed to Raven Admission Limited. On 20 August 2008, Raven Mount was re-registered as a public limited company with the name Raven Admission plc. On 29 October 2008, the name of Raven Mount was changed to Raven Mount Group plc.

5.2 Raven Mount's legal and commercial name is Raven Mount Group plc.

5.3 The registered and head office of Raven Mount is at 21 Knightsbridge, London SW1X 7LY and its telephone number is 020 7235 0422.

5.4 The principal legislation under which Raven Mount operates is the Companies Acts.

6. MATERIAL CONTRACTS

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Raven Mount Group in the two years immediately preceding the date of this document and which are, or may be, material or which have been entered into at any time by any member of the Raven Mount Group and which contain any provision under which any member of the Raven Mount Group has any obligation or entitlement which is, or may be, material to the Raven Mount Group as at the date of this document:

6.1 **Framework Agreement**

See summary in paragraph 10.5 of Part 12 below.

6.2 **Section 110 Agreement**

A Section 110 Agreement was entered into on 3 November 2008 between Raven Mount Holdings, the Liquidators, RPML and Raven Mount to separate the business activities conducted by RRPM from the general activities conducted by the Raven Mount Group (of which Raven Mount Holdings was at that time the holding company) by way of a reconstruction under section 110 of the Insolvency Act 1986.

The agreement contains a number of warranties given by Raven Mount.

6.3 **Deed of indemnity**

Pursuant to the Section 110 Agreement, a deed of indemnity was entered into on 3 November 2008 between Raven Mount, Raven Mount Holdings and the Liquidators, in terms of which Raven Mount agrees to indemnify the Liquidators in respect of all liabilities and expenses which might arise in connection with the Section 110 Scheme until the date two years and one day from the date of dissolution of Raven Mount Holdings, conditional upon which the Liquidators will enter into the Section 110 Agreement. Raven Mount also agreed to indemnify the Liquidators in respect of all the Liquidators' remuneration fees, costs, including professional and legal costs, disbursements and other expenses and all other costs which might arise in connection with the Section 110 Agreement.

Raven Mount further agreed to indemnify Raven Mount Holdings in respect of all debts and/or liabilities to which Raven Mount Holdings is subject at the date it goes into liquidation, or which it may become subject to after that date by reason of any obligation incurred before that date, together with any interest payable. Raven Mount also agrees to indemnify Raven Mount Holdings against all liabilities and expenses which might arise in connections with or in the course of the liquidation of Raven Mount Holdings.

6.4 An agreement dated 16 February 2009 between Raven Mount and Oriel pursuant to which Oriel agreed to act as financial adviser, Rule 3 adviser (as required by Rule 3 of the City Code on Takeovers and Mergers) and joint broker to Raven Mount.

6.5 A nominated advisor agreement dated 30 October 2008 between Raven Mount and Shore Capital, pursuant to which Shore Capital agreed to act as nominated advisor to Raven Mount. Raven Mount gave certain undertakings in order to enable Shore Capital to comply with the AIM Rules.

6.6 An introduction agreement dated 30 October 2008 between Raven Mount and Shore Capital pursuant to which Raven Mount authorised Shore Capital to make an application to the London Stock Exchange for admission to trading on AIM of all the issued ordinary shares of Raven Mount. Raven Mount gave certain undertakings in order to enable Shore Capital to comply with the AIM Rules.

6.7 The trustees of the Pension Scheme entered into the Buy-out Policy Agreement on 27 May 2008 with PIC which is a company regulated by the FSA.

To facilitate the agreement and following a data and benefit verification process, Raven Mount Limited paid £6.6 million to the Pension Scheme in full and final payment of the scheme's liabilities.

Individual buyout policies have now been issued to all of the Pension Scheme members and other beneficiaries and as a result, the Raven Mount Group has no further exposure to the Pension Scheme's defined benefit liability. It is expected that the Pension Scheme will be wound up this summer.

6.8 An agreement dated 11 October 2008 between (1) Raven Mount Limited, (2) Raven Property Holdings plc, (3) AC Holdings S.A.R.L, (4) Swan Hill Homes Limited, (5) Moorfield Real Estate Fund II A LP and Moorfield Real Estate Fund II B LP (together, "Moorfield") and (6) Malcolm Nicholas Sanderson, Dominic Connolley, Giles Leo Rabbets, Benedict Stanislaw Krauze and Tenon (IOM) Ltd, relating to the disposal of Audley and the repayment of certain mezzanine loan indebtedness.

The Audley Disposal completed in accordance with such agreement on 20 October 2008, upon which date (i) Audley was acquired by AC Holdings S.A.R.L (a newly formed company indirectly owned by Moorfield) in consideration for the payment to the Raven Mount Group of £15,000 cash and (ii) a mezzanine loan indebtedness in the amount of £14,985,000 owed by Audley to Raven Mount Limited was repaid in full. A bank debt of £43.6 million was also transferred to AC Holdings S.A.R.L. Furthermore, Moorfield agreed to take an assignment (or sub-lease) of the Raven Mount Group's Waterman's Business Park, Staines office lease subject to a lease back to the Raven Mount Group of the first floor for a period of one year from 20 October 2008 at an all inclusive rent of £200,000. Under the agreement, the Raven Mount Group also agreed not to carry on any assisted living business for a period of two years following completion of the Audley Disposal.

Moorfield and the Raven Mount Group have further agreed to enter into an agreement with respect to the management of the Raven Mount Group's site at Flete House, Flete, Ivybridge, under which Moorfield will also be granted an option to purchase the Raven Mount Group's long leasehold interest (which is of nominal value) upon the sale of the Raven Mount Group's four remaining residential units.

7. RELATED PARTY TRANSACTIONS

Other than those material contracts detailed in paragraph 6 above, the following related party transactions are transactions which, as a single transaction or in their entirety, are or may be material to Raven Mount and have been entered into by Raven Mount or any other member of the Raven Mount Group during the period commencing on 1 January 2008 and terminating immediately prior to the date of this document. Each of the transactions was concluded at arm's length.

7.1 An undertaking dated 3 September 2008 from the Trustee to Raven Mount Limited, pursuant to which the Trustee agreed, subject to the passing of a Raven Mount Limited shareholder resolution to amend the articles of association of that company, to convert the convertible shares in Raven Mount Limited held by the Raven Mount EBT into ordinary shares in Raven Mount Limited. The conversion took place on 6 October 2008 and resulted in the convertible shares being converted into 2,376,000 ordinary shares in Raven Mount Limited.

7.2 Raven Russia has granted various options to the Raven Mount EBT, to acquire up to 7.5 per cent. of the issued ordinary share capital of Raven Russia, on behalf of Raven Mount employees. These options were surrendered by the Trustee on 2 September 2008.

Glyn Hirsch was a director of Raven Russia at the time of the above transaction.

7.3 A share purchase agreement dated 30 July 2008 between Raven Russia and Raven Mount Limited pursuant to which Raven Russia purchased a 50 per cent. interest in Armbridge Consultancy Limited for a consideration of £1. In addition, Raven Mount Limited assigned loans made to Armbridge Consultancy Limited, which were for the purpose of funding set up costs and working capital, to Raven Russia in consideration of the payment to Raven Mount Limited in cash of the outstanding principal and interest payable under the loans totalling approximately $3.1 million.

7.4 On 22 October 2008, pursuant to an agreement reached between the parties in connection with the Audley Disposal described in paragraph 6.8 above, Raven Property Group plc paid £100,000 (net of any recoverable VAT) to Santon Group Developments plc (a company owned by Anton Bilton and Bim Sandhu) ("Santon") in return for the transfer by Santon to Audley of the benefit of certain professional advice received by Santon in respect of a potential development site at Bearwood.

7.5 Raven Mount has granted options over 5,590,000 Raven Mount Shares to certain executives under the Raven Mount 2008 Share Option Plan. Subject to the Offer becoming or being declared unconditional in all respects, these executives have agreed to surrender their existing options and enter into arrangements with Raven Mount and Raven Russia such that they will receive the "in the money value" of those options, equal to £1,257,750 (based on the issue price of £1.00 for each Unit pursuant to the Placing), in the form of nil-cost options over 1,257,750 Units which will be issued to the Raven Mount EBT on the Offer becoming or being declared unconditional. Of these Units, Anton Bilton and Glyn Hirsch will each be entitled to nil-cost options over 348,750 Units.

7.6 On 28 January 2009 and in line with the policy outlined in Raven Mount's AIM admission document dated 31 October 2008, the Remuneration Committee of Raven Mount approved the payment of a contribution for the year ended 31 December 2008 with a value of £8.1 million to the Raven Mount EBT, the beneficiaries of which include the executive directors of Raven Mount, being Anton Bilton, Bim Sandhu, Glyn Hirsch and Mark Kirkland. This contribution has been accrued in Raven Mount's 2008 year end balance sheet and is payable whether or not the Offer becomes or is declared unconditional. Raven Mount and Raven Russia have agreed that, should the Offer become or be declared wholly unconditional, the liability to pay the contribution to the Raven Mount EBT will remain with Raven Mount until immediately after such time, at which point it will be discharged without amendment by Raven Russia through the issue to the Raven Mount EBT of the same consideration and on the same terms as under the Offer, namely by the issue of 8.1 million Units. The Trustee will then consider allocating the contribution in accordance with the terms of the Raven Mount EBT trust deed.

DEFINITIONS FOR THIS PART 4

"Audley"	Raven Audley Court plc
"Audley Disposal"	the disposal by Raven Mount Limited of its interest in Audley
"Buy-Out Policy Agreement"	the buy-out policy agreement dated 27 May 2008 consisting of the written quotation issued by PIC to the trustees of the Pension Scheme and the policy setting out the terms and conditions to which the quotation is subject.
"Liquidators"	Malcolm Cohen and Anthony David Nygate jointly or either of them separately as liquidators of Raven Mount Holdings
"Pension Scheme"	the Swan Hill Pension Scheme
"PIC"	Pension Insurance Corporation Limited
"Raven Mount Holdings"	Raven Mount Holdings plc
"RPML"	Russian Property Management Limited
"Section 110 Agreement"	the agreement pursuant to section 110 of the insolvency Act 1986, between Raven Mount Holdings (1) Malcolm Cohen and Anthony Nygate (as liquidators of Raven Mount Holdings) (2) RPML (3) and Raven Mount (4)
"Section 110 Scheme"	the reconstruction of Raven Mount Holdings into two new companies, RPML and Raven Mount pursuant to the arrangement under section 110 of the Insolvency Act 1986
"Shore Capital"	Shore Capital and Corporate Limited
"Trustee"	Tenon (IOM) Limited, as trustee of the Raven Mount Employee Benefit Trust, a discretionary trust established for the benefit of employees and former employees of Raven Mount Limited and their spouses, widows, widowers and dependants.

PART 5

FINANCIAL INFORMATION ON THE GROUP

The financial information on the Group set out in Sections A, B and C of this Part 5 represents the financial statements of the Group as published and the audit opinions thereon for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 respectively. The financial statements were audited by BDO Novus Limited for the financial year ended 31 December 2006, by BDO Stoy Hayward LLP and BDO Novus Limited as joint auditors for the financial year ended 31 December 2007 and by Ernst & Young LLP for the financial year ended 31 December 2008. The auditors' reports for each of these three financial years was unqualified

SECTION A: AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF RAVEN RUSSIA LIMITED

We have audited the group financial statements (the "financial statements") of Raven Russia Limited for the year ended 31 December 2008 which comprise the Group Income Statement, Group Balance Sheet, Group Cash Flow Statement, the Group Statement of Changes in Equity and the related notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 262 of the Companies (Guernsey) Law, 2008. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for the preparation of the financial statements in accordance with applicable Guernsey law as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law, 2008. We also report to you if, in our opinion, the company has not kept proper accounting records, if the company's financial statements are not in agreement with the accounting records or if we have not received all the information and explanations we require for our audit.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Property Review, the Financial Review, the Directors' Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2008 and of its loss for the year then ended; and
- the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law, 2008.

Ernst & Young LLP
London

29 March 2009

Notes:

1. The maintenance and integrity of the Raven Russia Limited website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
2. Legislation in Guernsey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

GROUP INCOME STATEMENT

For the year ended 31 December 2008

	Notes	2008 Revenue $'000	2008 Capital $'000	2008 Total $'000	2007 (Restated) Revenue $'000	2007 (Restated) Capital $'000	2007 (Restated) Total $'000
Gross revenue	4	71,311	-	71,311	38,552	-	38,552
Property operating expenses		(28,447)	-	(28,447)	(12,618)	-	(12,618)
Net rental and related income		42,864	-	42,864	25,934	-	25,934
Administrative expenses	5	(28,066)	(5,384)	(33,450)	(18,483)	-	(18,483)
Settlement of advisory contract	12	(67,581)	-	(67,581)	-	-	-
Negative goodwill	12	7,564	-	7,564	-	-	-
Foreign currency (losses)/gains		(9,656)	(24,273)	(33,929)	325	-	325
Operating expenditure		(97,739)	(29,657)	(127,396)	(18,158)	-	(18,158)
Operating (loss)/profit before (loss)/profit on investment property		(54,875)	(29,657)	(84,532)	7,776	-	7,776
Unrealised (loss)/profit on revaluation of investment property	10	-	(39,145)	(39,145)	-	79,659	79,659
Impairment of investment property under construction	11	-	(38,918)	(38,918)	-	-	-
Operating (loss)/profit		(54,875)	(107,720)	(162,595)	7,776	79,659	87,435
Finance income	6	11,613	-	11,613	27,027	2,822	29,849
Finance expense	6	(21,066)	(17,343)	(38,409)	(1,800)	-	(1,800)
(Loss)/profit before tax		(64,328)	(125,063)	(189,391)	33,003	82,481	115,484
Tax	7	7,653	11,449	19,102	90	(18,898)	(18,808)
(Loss)/profit for the year		(56,675)	(113,614)	(170,289)	33,093	63,583	96,676
Earnings per share-basic (cents)	8			(38.77)			22.69
Earnings per share-diluted (cents)	8			(38.77)			22.65

The total column of this statement represents the Group's Income Statement, prepared in accordance with IFRS as adopted by the EU. The revenue and capital columns are both supplied as supplementary information permitted by IFRS as adopted by the EU. All items in the above statement derive from continuing operations.

Details of the prior period restatement are provided in note 2.

The accompanying notes are an integral part of this statement.

GROUP BALANCE SHEET
As at 31 December 2008

	Notes	2008 $'000	2007 (Restated) $'000
Non-current assets			
Investment property	10	453,750	346,250
Investment property under construction	11	443,653	251,775
Property, plant and equipment		4,145	915
Intangible assets	12	-	2,265
Other receivables	15	153,092	59,510
Derivative financial instruments	17	64	-
Deferred tax assets	21	34,830	1,875
		1,089,534	662,590
Current assets			
Trade and other receivables	16	82,597	28,017
Derivative financial instruments	17	-	1,030
Cash and short term deposits	18	108,435	480,830
		191,032	509,877
Total assets		1,280,566	1,172,467
Current liabilities			
Trade and other payables	19	51,511	56,410
Derivative financial instruments	17	1,027	-
Interest bearing loans and borrowings	20	80,042	4,804
		132,580	61,214
Non-current liabilities			
Interest bearing loans and borrowings	20	356,926	98,947
Other payables	22	31,696	12,999
Derivative financial instruments	17	7,904	-
Deferred tax liabilities	21	16,420	25,258
		412,946	137,204
Total liabilities		545,526	198,418
Net assets		735,040	974,049
Equity			
Share capital	23	9,921	8,648
Share premium	24	46,791	11,180
Special reserve	24	870,692	870,692
Capital reserve	24	(41,798)	71,816
Translation reserve	24	(71,090)	(17,307)
Retained earnings	24	(79,476)	29,020
Total equity		735,040	974,049
Net asset value per share (dollars)	25	1.43	2.27

The financial statements were approved by the Board of Directors on 29 March 2009 and signed on its behalf by.

Director *Director*

Details of the prior period restatement are provided in note 2.

The accompanying notes are an integral part of this statement.

GROUP STATEMENT OF CHANGES IN EQUITY

	Notes	*Share Capital $'000*	*Share Premium $'000*	*Special Reserve $'000*	*Capital Reserve $'000*	*Translation Reserve $'000*	*Retained Earnings $'000*	*Total $'000*
At 1 January 2007 as previously reported		8,538	-	882,942	8,233	(12,627)	23,364	910,450
Prior year adjustment - functional currency	2	-	-	-	-	1,653	488	2,141
At 1 January 2007 as restated		8,538	-	882,942	8,233	(10,974)	23,852	912,591
Profit for the year as previously reported		-	-	-	-	-	95,254	95,254
Prior year adjustment - functional currency	2	-	-	-	-	1,022	1,422	2,444
Foreign currency translation		-	-	-	-	(7,355)	-	(7,355)
Total recognised income for the year as restated		-	-	-	-	(6,333)	96,676	90,343
Shares issued in respect of Property Adviser's fees		25	2,790	-	-	-	(2,815)	-
Scrip dividend issue of ordinary share capital	9	85	8,390	-	-	-	-	8,475
Dividends paid	9	-	-	-	-	-	(39,556)	(39,556)
Transfer from special reserves to retained earnings		-	-	(12,250)	-	-	12,250	-
Transfer in respect of capital profits		-	-	-	63,583	-	(63,583)	-
Share based payment expense	26(b)	-	-	-	-	-	2,196	2,196
At 31 December 2007 as restated		8,648	11,180	870,692	71,816	(17,307)	29,020	974,049
For the year ended 31 December 2008								
Loss for the year		-	-	-	-	-	(170,289)	(170,289)
Foreign currency translation		-	-	-	-	(53,783)	-	(53,783)
Total recognised income for the year		-	-	-	-	(53,783)	(170,289)	(224,072)
Scrip dividend issue of ordinary share capital	9	49	4,101	-	-	-	-	4,150
Ordinary shares issued on acquisition of subsidiary undertakings	30	1,224	31,510	-	-	-	-	32,734
Dividends paid	9	-	-	-	-	-	(55,074)	(55,074)
Transfer in respect of capital losses		-	-	-	(113,614)	-	113,614	-
Share based payment expense	26(b)	-	-	-	-	-	3,253	3,253
At 31 December 2008		9,921	46,791	870,692	(41,798)	(71,090)	(79,476)	735,040

Details of the prior period restatement are provided in note 2.

The accompanying notes are an integral part of this statement.

GROUP CASH FLOW STATEMENT
For the year ended 31 December 2008

	Notes	2008 $'000	2007 (Restated) $'000
Cash flows from operating activities			
(Loss)/profit before tax		(189,391)	115,484
Adjustments for:			
Finance income		(11,613)	(29,849)
Finance expense		38,409	1,800
Loss/(profit) on revaluation of investment property		39,145	(79,659)
Foreign exchange loss/(profit) arising from non-operating activities		33,929	(7,706)
Settlement of advisory contract		67,581	-
Negative goodwill		(7,564)	-
Impairment of investment property under construction		38,918	-
Impairment of investment in joint venture		5,384	-
Share based payments	26(b)	2,410	796
		17,208	866
Decrease/(increase) in operating receivables		3,464	(6,018)
Increase in operating payables		1,271	16,869
		21,943	11,717
Tax paid		(3,968)	(2,327)
Net cash generated from operating activities		17,975	9,390
Cash flows from investing activities			
Purchase of investment property		-	(55,853)
Payments for investment property under construction		(461,740)	(261,004)
Increase in VAT recoverable on construction		(58,743)	(24,834)
Capital expenditure		(3,381)	(819)
Acquisitions		(32,976)	(1,825)
Loans advanced		(101,363)	(64,371)
Loans repaid		1,326	15,154
Settlement of maturing forward currency financial instruments		(14,712)	-
Investment income received		1,258	29,849
Net cash used in investing activities		(670,331)	(363,703)
Cash flows from financing activities			
Proceeds from long term bank borrowings		344,301	95,838
Other borrowings		5,029	34,245
Repayment of bank borrowings		(5,167)	(17,216)
Repayment of other borrowings		(2,355)	-
Bank borrowing costs paid		(31,046)	(1,798)
Dividends paid		(50,923)	(31,081)
Net cash from financing activities		259,839	79,988
Net decrease in cash and cash equivalents		(392,517)	(274,325)
Effect of foreign exchange rate changes		20,122	(1,028)
Cash and cash equivalents at 1 January	18	480,830	756,183
Cash and cash equivalents at 31 December	18	108,435	480,830

Details of the prior period restatement are provided in note 2.

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2008

1. GENERAL INFORMATION

Raven Russia Limited (the "Company") and its subsidiaries (together the "Group") is a property investment group specialising in commercial real estate in Russia.

The Company is incorporated and domiciled in Guernsey under the provisions of the Companies (Guernsey) Law, 2008. The Company's registered office is Regency Court, Glategny Esplanade, St. Peter Port, Guernsey, GY1 3ST.

The audited financial statements of the Group for the year ended 31 December 2008 comprise the Company and its subsidiaries and were authorised by the Board for issue on 29 March 2009.

2. ACCOUNTING POLICIES

Basis of preparation

The Company has taken advantage of the exemption conferred by the Companies (Guernsey) Law, 2008, section 244, not to prepare company financial statements as consolidated financial statements have been prepared for both current and prior periods. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand dollars ($000) except where otherwise indicated.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all years presented, unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards adopted for use in the European Union ("IFRS"), as issued by the IASB, and the Companies (Guernsey) Law, 2008.

Changes in accounting policies

The accounting policies adopted are consistent with those of previous financial year except as follows:

The Group has adopted the following new IFRIC interpretations as of 1 January 2008:

- IFRIC 11 *IFRS 2 - Group and Treasury Share Transactions*

The Group has also early adopted the following IFRIC interpretations as of 1 January 2008:

- IFRS 2 *Share-based Payment (Revised) effective 1 January 2009*
- IAS 23 *Borrowing Costs (Revised) effective 1 January 2009*

Adoption of these standards and interpretations did not have any effect on the financial performance or position of the Group. The IASB also issued various interpretations that are effective from 1 January 2008, but have no relevance to the activities of the Group. These are IFRIC 12, IFRIC 13 and IFRIC 14.

Certain new standards, amendments and interpretations to existing standards which may be relevant to the Group have been published that are mandatory for later accounting periods and which have not been adopted early. These are:

- IFRS 1 and IAS 27 *Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (Amendment) effective 1 January 2009*
- IFRS 3 *Business Combinations (Revised) effective 1 July 2009*
- IFRS 7 *Financial Instruments: Disclosure (Amendment) effective 1 January 2009*
- IFRS *8 Operating Segments effective 1 January 2009*
- IAS 1 *Presentation of Financial Statements (Revised) effective 1 January 2009*
- IAS 23 *Borrowing Costs (Revised) effective 1 January 2009*
- IAS 27 *Consolidated and Separate Financial Statements (Amendment) effective 1 July 2009*
- IAS 32 and IAS 1 *Puttable Financial Instruments and Obligations Arising on Liquidation (Amendment) effective 1 January 2009*
- IAS 39 *Eligible Hedged Items (Amendment) effective 1 July 2009*
- IFRIC 15 *Agreements for the Construction of Real Estate effective 1 January 2009*
- IFRIC 17 *Distributions of Non-cash Assets to Owners effective 1 July 2009*

The Group is currently assessing the impact of these new standards and changes on the financial statements.

In May 2008 the IASB issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The Group has decided not to adopt early any of these amendments as they are not anticipated to have a significant impact on the reported results of the Group.

Restatement of prior period amounts

(i) ***Functional currency***

During the period certain of the Group's Russian subsidiary and joint venture companies reassessed their functional currencies and concluded that their functional currency was in fact the Russian rouble rather than the United States dollar. The companies concerned have restated their financial statements on the basis that their functional currency is the Russian rouble. This has a consequential effect on these consolidated financial statements, which has been summarised below:

Income statement effect	*$'000*
Effect on 2007	
Decrease in foreign currency gains	(2,107)
Decrease in tax expense	3,479
Other income statement items	50
Increase in profit	1,422
Effect on periods prior to 2007	
Increase in profit	488
Increase in retained earnings	1,910

	$'000
Balance sheet effect	
Increase in investment property under construction	5,007
Decrease in interest bearing loans and borrowings	2
Increase in other non-current payables	(569)
Other balance sheet items	145
Increase in net assets	4,585

(ii) ***Recognition of loans made to joint venture entities***

The Group has also reassessed the accounting treatment of loans made to its joint venture entities. Previously the Group adopted presentation on a gross basis, with its balance sheet showing the loan receivable and the Group's share of the loan payable. The Group now considers the net presentation to be fairer, even though there is no right of set off of these assets and liabilities. The effect of this change is summarised below:

	$'000
Income statement effect	Nil
Balance sheet effect	
Non-current assets	
Decrease in other receivables	(29,307)
Non-current liabilities	
Decrease in interest bearing loans and borrowings	29,307
Net effect on balance sheet	-

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries and the special purpose vehicles controlled by the Company, made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefit from its activities.

Investment properties have been acquired through special purpose vehicles (SPVs). In the opinion of the Directors, these transactions did not meet the definition of a business combination as set out in IFRS 3 "Business Combinations". Accordingly the transactions have not been accounted for as business acquisitions and instead the financial statements reflect the substance of the transactions, which is considered to be the purchases of investment property and investment property under construction.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of entities acquired to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake economic activity that is subject to joint control. The Group undertakes its joint ventures through jointly controlled entities. The consolidated financial statements include the Group's proportionate share of these entities' assets, liabilities, income and expenses on a line by line basis from the date on which joint control commences to the date on which joint control

ceases. Any premium paid for an interest in a jointly controlled entity above the fair value of Group's share of identifiable assets, liabilities and contingent liabilities is accounted for in accordance with the goodwill policy.

Goodwill

Goodwill represents the excess of the cost of a business combination over the interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired. Cost comprises the fair values of assets given, liabilities assumed and equity instruments issued, plus any direct costs of acquisition.

Goodwill is capitalised as an intangible asset with any impairment in carrying value being charged to the consolidated income statement. Impairment tests on goodwill are undertaken annually at the financial year end. Impairment charges are included in the administrative expenses line item in the Group income statement. An impairment loss recognised for goodwill is not reversed.

Where the interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the combination, the resulting negative goodwill is recognised immediately in the income statement.

Revenue recognition

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rent is billed in advance and then allocated to the appropriate period. Therefore, deferred revenue generally represents the proportion of rentals invoiced in advance as at the reporting date and any advance payments from tenants. Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably. Rental increases calculated with reference to an underlying index and the resulting rental income ("contingent rents") are recognised in income as they are determined.

Logistics revenue, excluding value added tax, is recognised on an accrued basis.

Interest income is accrued on a time basis, by reference to the principal outstanding, at the effective interest rate applicable.

Leasing (as lessor)

Leases where the Group does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. All of the Group's completed properties are leased out under operating leases and are included in investment property in the balance sheet.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each Group entity are measured in the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company, which is also the presentation currency for the Group, is United States dollars.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of their historical cost in a foreign currency are translated using exchange rates as at the date of the initial transactions.

(c) On consolidation

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet are translated at the closing rate at the date of the balance sheet;

(ii) income and expenses for each income statement are translated at the average exchange rate prevailing in the period; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, the exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Taxation

The Company is a limited company registered in Guernsey, Channel Islands, which has a standard rate of tax of 0 per cent. The Group is liable to Russian and Cypriot tax arising on the activities of its Russian and Cypriot operations.

The tax expense represents the sum of the tax currently payable and deferred tax.

(a) Current Income tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenditure that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(b) Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(c) Value Added Tax

Revenues, expenses and assets are recognised net of the amount of value added tax except:

> Where the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the value added tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
>
> Receivables and payables that are stated with the amount of value added tax included.

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Investment property

Property held to earn rentals and/or for capital appreciation is classified as investment property. Investment property comprises both freehold and leasehold land and buildings.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. The Group has appointed Jones Lang LaSalle as property valuers to prepare valuations on a semi-annual basis. Valuations are undertaken in accordance with the appropriate sections of the current Practice Statements contained in the Royal Institution of Chartered Surveyors Appraisal and Valuation Standards, 6th Edition (the "Red Book"). This is an internationally accepted basis of valuation. Gains or losses arising from changes in the fair value of investment property are included in the income statement in the period in which they arise.

Where properties are acquired through corporate acquisitions and there are no significant assets or liabilities other than property, the acquisition is treated as an asset acquisition. In all other cases the acquisition is accounted for as a business combination, in which case, the assets and liabilities of a subsidiary or joint venture are measured at their estimated fair value at the date of acquisition.

Investment property under construction

Properties in the course of construction for rental purposes are carried at cost, less any recognised impairment loss. Cost includes professional fees and borrowing costs capitalised in accordance with the Group's accounting policy. Upon practical completion of the construction of property, the property is transferred to investment property at fair value, with the resulting gain or loss reflected in the income statement.

During the period under review the Group acquired its Property Adviser (note 30) that had been providing development monitoring services to the Group. From the date of acquisition the Group has included within the cost of properties under construction, the costs incurred by these subsidiaries to the extent they are directly related to the construction of the relevant property.

Investment property under construction are subject to impairment test whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in full. When the carrying value of an investment property under construction exceeds its recoverable amount, which is the higher of the value in use and its fair value less costs to sell, the property is written down accordingly.

Borrowing costs

Borrowing costs that are directly attributable to the construction of investment property are capitalised from the date of commencement of the project, until the construction is complete.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

Financial assets

The Group classifies its financial assets into one of the categories discussed below, depending upon the purpose for which the asset was acquired. The Group has not classified any of its financial assets as held to maturity or as assets available-for-sale.

Unless otherwise indicated, the carrying amounts of the Groups financial assets are a reasonable approximation of their fair values.

(a) Fair value through profit or loss

This category comprises only in-the-money derivatives (see financial liabilities policy for out-of-the-money derivatives), which are carried at fair value with changes in the fair value recognised in the income statement in finance income or finance expense.

(b) Loans and receivables

These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the case of the Group, loans and receivables comprise trade and other receivables, loans and cash and short term deposits.

Loans and receivables are initially recognised at fair value, plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows. The amount of the loss is recognised in administrative expenses. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment is recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement.

In relation to trade receivables, a provision for impairment is made where there is objective evidence that the Group will not be able to collect all of the amounts due under the original terms of the lease. The carrying amount of the receivable is reduced through use of an allowance account.

(c) Cash and short term deposits

Cash and short term deposits include cash in hand, deposits held at call with banks and other short term highly liquid investments with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of the categories listed below.

Unless otherwise indicated, the carrying amounts of the Group's financial liabilities are a reasonable approximation of their fair values.

(a) Fair value through profit or loss

This category comprises only out-of-the-money derivatives, which are carried at fair value with changes in the fair value recognised in the income statement in finance income or finance expense.

(b) Other financial liabilities

Other financial liabilities include interest bearing loans, trade payables (including rent deposits and retentions under construction contracts) and other short-term monetary liabilities. Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Interest bearing loans are initially recorded at fair value net of direct issue costs, and subsequently carried at amortised cost using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

Share-based payments

The Company makes equity-settled and cash-settled share-based payments to certain employees and service providers.

The cost of the equity-settled transactions is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date at which the party is fully entitled to the award. Fair value is determined by an external valuer, using an appropriate pricing model. Vesting conditions associated with the instruments are market related and are accordingly ignored when assessing the number of instruments that will vest.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and Management's best estimate of the achievement or otherwise of non-market conditions and of the number of equity instruments that will ultimately vest. The movement in the cumulative expense over the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

When one equity-settled award is cancelled, it is treated as if had vested on the date of cancellation, and any cost not yet recognised in the income statement for the award is recognised in the income statement, with a corresponding entry in equity.

Dividends

Dividends to the Company's shareholders are recognised when they become legally payable. In the case of interim dividends, this is when declared by the directors. In the case of final dividends, this is when approved by the shareholders at an AGM.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated and are based on historical experience as adjusted for current market conditions and other factors. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(a) Valuation of investment property

The best evidence of fair value is current prices in an active market for similar lease and other contracts. In the absence of such information, the Group determines the amount within a range of reasonable, fair value estimates. In making its judgement, the Group considers information from a variety of sources and engages external, professional advisers to carry out third party valuations of its properties. These are completed in accordance with the appropriate sections of the current Practice Statements contained in the Royal Institution of Chartered Surveyors Appraisal and Valuation Standards, 6th Edition (the "Red Book"). This is an internationally accepted basis of valuation.

In completing these valuations the valuer considers the following:

(i) current prices in an active market for properties of a different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences;

(ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(iii) discounted cash flow projections based on reliable estimates of future cash flows, derived from the terms of any existing lease and other contracts and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

(b) Income tax

As part of the process of preparing its financial statements, the Group is required to estimate the provision for income tax in each of the jurisdictions in which it operates. This process involves an estimation of the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.

Russian tax legislation is subject to varying interpretations and changes, which may occur frequently. The interpretation of legislation which the Group applies to its transactions and activities may be challenged by the relevant regional and federal authorities. Additionally there may be inconsistent interpretation of tax regulations by various authorities, creating uncertainties in the taxation environment in Russia. Fiscal periods remain open to review by the authorities for the three calendar years preceding the years of review and in some circumstances may cover a longer period. Additionally, there have been instances where tax regulations have taken effect retrospectively.

Significant judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities.

(c) **VAT recoverable**

VAT recoverable arises through the payment of value added tax on construction of investment properties which will be recovered through the offset of VAT paid on future revenue receipts or through application to the court. Management estimate using past experience and industry knowledge of the timing of when VAT will be recovered.

(d) **Recognition of deferred tax assets**

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

(e) **Goodwill and impairment**

Goodwill only arises in business combinations. The amount of goodwill recognised is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management's judgement.

Goodwill is capitalised as an intangible asset with any impairment in the carrying value being charged to the income statement. The Group is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the choice of a future discount rate in order to calculate the present value of future cash flows.

(f) **Acquisitions**

The consideration payable in respect of each acquisition is dependant upon certain future events. In calculating the cost of each acquisition the Group has assessed the most probable outcome as at the balance sheet date. These amounts are reconsidered annually at each year end. The assessments include consideration of the future rental levels and costs of construction of a property as well as the terms of the legal agreements governing each acquisition. Based on these factors the Group will consider whether a liability or a contingent liability should be recognised or disclosed at the balance sheet date. Actual amounts payable may differ significantly from such estimates.

(g) **Impairment of investment property under construction**

Where an event or change of circumstances gives rise to an indication of impairment of investment property under construction, the Group is required to undertake an impairment test of the relevant property. This involves determining the recoverable amount of the property, which is the higher of its value in use or its fair value less costs to sell. Both of these measures involve the exercise of judgement.

Assessment of the property's value in use involves the estimation of future cash flows from a property that is not yet income generating and the choice of a discount rate in order to calculate the present value of cash flows. In determining the fair value of the property the Group engages an external professional advisor to carry out a valuation of the property in a similar manner to that described in part (a) above.

(h) **Classification of a Joint Venture or Subsidiary Undertaking**

The Group's investment property under construction are typically held in property specific special purpose vehicles ("SPVs"), which may be legally structured as a joint venture with

a development partner, though in substance reflect the Group's investment in a wholly owned subsidiary.

In assessing whether a particular SPV is accounted for as a subsidiary or joint venture, the Group considers all of the contractual terms of the arrangement, including the extent to which the responsibilities and parameters of the development are determined in advance of the joint venture agreement being agreed between the two parties. The Group will then consider whether it has the power to govern the financial and operating policies of the SPV, so as to obtain benefits from its activities, and the existence of any legal disputes or challenges to this control in order to conclude on the classification of the SPV as a joint venture or subsidiary undertaking. The Group considers this position with the evidence available at the time.

4. GROSS REVENUE

	2008	*2007*
		(Restated)
	$'000	*$'000*
Rental and related income	62,201	37,327
Logistics	9,110	1,225
	71,311	38,552

The group's leases typically include annual rental increases ("contingent rents") based upon a consumer price index in Russia, Europe and USA, which are recognised in income as they arise. Contingent rents included in rental income for the year amounted to $746,980 (2007: $nil).

Details of the Group's contracted future minimum lease receivables are detailed in note 33.

5. ADMINISTRATIVE EXPENSES

	2008			2007		
				(Restated)	(Restated)	(Restated)
	Revenue	Capital	Total	Revenue	Capital	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Property Advisor management fees	6,169	-	6,169	4,832	-	4,832
Equity settled share based payment (note 26)	2,410	-	2,410	796	-	796
External Administrator fees	3,321	-	3,321	2,830	-	2,830
Abortive project costs	3,684	-	3,684	1,977	-	1,977
Legal and professional	1,146	-	1,146	2,632	-	2,632
Impairment of goodwill (note 12)	-	2,265	2,265	-	-	-
Impairment of loans to joint venture (note 28)	-	3,119	3,119	-	-	-
Directors remuneration	527	-	527	409	-	409
Auditors remuneration	1,178	-	1,178	84	-	84
Operating expenditure of subsidiary companies	3,361	-	3,361	1,985	-	1,985
Share of operating expenditure of joint ventures	2,947	-	2,947	1,899	-	1,899
Depreciation	750	-	750	53	-	53
Administration, registrar and other operating expenditure	2,573	-	2,573	986	-	986
	28,066	5,384	33,450	18,483	-	18,483

The Property Adviser management fees are project specific and are included in the cost of investment property under construction on consolidation where appropriate. Cumulative fees of $41.77 million (2007: $21.084 million) were included in the cost of investment property and property under construction at 31 December 2008. On 26 November 2008 the Group completed the acquisition of the Property Adviser (note 30). Accordingly the management fees above represent fees charged by the Property Adviser in respect of completed assets up to 26 November 2008. Subsequent to that date, the fee is an intra-group charge, which is eliminated on consolidation.

6. FINANCE INCOME AND EXPENSE

	2008 $'000	2008 $'000	2007 (Restated) $'000	2007 (Restated) $'000
Finance income				
Income from cash and short term deposits	1,260		24,433	
Interest income on loans receivable	10,353		2,594	
Total interest income		11,613		27,027
Net gain on maturing forward currency derivative financial instruments	-		1,792	
Net change in fair value of open forward currency derivative financial instruments	-		1,030	
		-		2,822
		11,613		29,849
Finance expense				
Interest expense on financial liabilities measured at amortised cost		13,471		1,800
Net loss on maturing forward currency derivative financial instruments		14,712		-
Net change in fair value of open forward currency derivative financial instruments		2,631		-
Net change in fair value of open interest rate derivative financial instruments		7,595		-
		38,409		1,800

The above financial income and expense include the following in respect of assets and liabilities not at fair value through profit and loss:

	2008 $'000	2007 (Restated) $'000
Total interest income on financial assets	11,613	27,027
Total interest expense on financial liabilities	(13,471)	(1,800)
	(1,858)	25,227

7. TAX

The tax expense for the year comprises:

	2008	2007 (Restated)
	$'000	$'000
Current taxation	2,022	-
Increase in deferred tax asset	(13,320)	(934)
(Decrease)/increase in deferred tax liability	(7,804)	19,742
Tax (credit)/charge	(19,102)	18,808

The (credit)/charge for the year can be reconciled to the (loss)/profit per the consolidated income statement as follows:

	2008	2007 (Restated)
	$'000	$'000
(Loss)/profit before tax	(189,391)	115,484
Tax at the Russian corporate tax rate of 20% (2007: 24%)	(37,878)	27,716
Tax effect of income not subject to tax and non-deductible expenses	32,516	(5,188)
Effect of change of corporation tax rate from 24% to 20%	(3,753)	-
Tax on dividends and other intercompany gains	1,387	594
Tax effect of financing arrangements	(12,665)	(4,088)
Under/(over) provision in prior year	1,291	(226)
Tax (credit)/charge	(19,102)	18,808

During the year the standard rate of Russian corporate tax reduced from 24 per cent. to 20 per cent.

8. EARNINGS PER SHARE

The European Public Real Estate Association ("EPRA") issued Best Practice Policy Recommendations in November 2006, which gives guidelines for the calculation of performance measures. The Group has decided to adopt the EPRA earnings measure, which excludes investment property revaluations, impairments, gains and losses on disposals, intangible asset movements and related taxation.

The calculation of basic and diluted earnings per share is based on the following data:

	2008 $'000	2007 (Restated) $'000
Earnings		
Earnings for the purposes of basic and diluted earnings per share being net (loss)/profit for the year	(170,289)	96,676
Adjustments to arrive at EPRA earnings:		
Unrealised loss/(profit) on revaluation of investment properties	39,145	(79,659)
Settlement of advisory contract	67,581	-
Negative goodwill	(7,564)	-
Impairment of assets under construction	38,918	-
Impairment of investment in joint venture	5,384	-
Net loss/(profit) on maturing foreign currency derivative financial instruments	14,712	(1,792)
Net change in fair value of open forward currency derivative financial instruments	2,631	(1,030)
Net change in fair value of open interest rate derivative financial instruments	7,595	-
Movement on deferred tax thereon	(11,449)	18,898
Adjusted EPRA earnings	(13,336)	33,093

	2008 No. '000	2007 No. '000
Number of shares		
Weighted average number of ordinary shares for the purposes of basic EPS and basic EPRA EPS	439,235	426,063
Effect of dilutive potential ordinary shares:		
Options	-	134
Warrants	-	539
Weighted average number of ordinary shares for the purposes of diluted EPS and diluted EPRA EPS	439,235	426,736
EPS basic (cents)	(38.77)	22.69
EPRA EPS basic (cents)	(3.04)	7.77
Diluted EPS (cents)	(38.77)	22.65
EPRA diluted EPS (cents)	(3.04)	7.75

The options and warrants were not dilutive at 31 December 2008 due to the movement in the year of the average price of the Company's ordinary shares.

9. DIVIDENDS

	2008 $'000	2007 (Restated) $'000
Declared and paid during the year on ordinary shares		
Final dividend for 2007 of 4 pence (2006: 2 pence)	34,305	17,531
Interim dividend for 2008 of 3 pence (2007: 2.5 pence)	20,769	22,025
	55,074	39,556

The directors are not proposing to declare or pay a final dividend for 2008.

During the year, scrip dividends of $4.15 million (2007: $8.475 million) were taken up by shareholders.

10. INVESTMENT PROPERTY

	2008	2007
	$'000	$'000
Balance at 1 January	346,250	140,755
Effect of foreign exchange rate changes	-	2,228
Acquisitions in the year	-	55,853
Transfer from investment property under construction (note 11)	146,645	67,755
	492,895	266,591
Unrealised (loss)/profit on revaluation of investment properties	(39,145)	79,659
Balance at 31 December	453,750	346,250

It is the Group's policy to carry investment property at fair value in accordance with IAS 40 "Investment Property". The fair value of the Group's investment property at 31 December 2008 and 31 December 2007 has been arrived at on the basis of market valuations carried out by Jones Lang LaSalle, external valuers to the Group. Jones Lang LaSalle have consented to the use of their name in these financial statements.

The valuations included in the financial statements have been carried out in accordance with The Royal Institution of Chartered Surveyors Valuation Standards, Sixth Edition (the "Red Book") (the valuation as at 31 December 2007 was carried out in accordance with the Fifth Edition). The definition of market value is "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and wiling seller in an arms length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The following assumptions were used in determining the valuations which were specific to the Group:

No allowances have been made for any expenses of realisation or for taxation which might arise in the event of a disposal of a property;

The market values reported are net of purchasers' costs, which would be incurred on the sale of assets including agent's fees of 1.5 per cent. and legal fees of 0.5 per cent.; and

No account is taken of the future effect of any index based rent uplifts.

The Group has pledged investment property with a value of $398 million (2007: $279 million) to secure banking facilities granted to the Group (note 20).

11. INVESTMENT PROPERTY UNDER CONSTRUCTION

	2008	2007
		(Restated)
	$'000	$'000
Balance at 1 January	251,775	51,941
Costs incurred	406,252	261,002
Impairment	(38,918)	-
Effect of foreign exchange rate changes	(28,811)	6,587
Transfer to investment property (note 10)	(146,645)	(67,755)
Balance at 31 December	443,653	251,775

Borrowing costs capitalised in the year amounted to $8.10 million (2007: $nil).

The Group carried out impairment tests on the investment property under construction in St. Petersburg and regional cities in Russia. This involved calculating the value in use of each property by estimating the future cash flows and discounting these to determine their present

value. The discount rate applied was 13 per cent. and it resulted in a write down of these assets of $38.918 million.

The Group has pledged investment property under construction with a carrying value of $246 million (2007: nil) to secure banking facilities granted to the Group (note 20).

12. INTANGIBLE ASSETS

	Goodwill *$'000*	*Negative Goodwill* *$'000*	*Advisory Contract* *$'000*	*Total* *$'000*
Balance at 1 January 2007	-	-	-	-
Acquired through business combinations	2,265	-	-	2,265
Balance at 31 December 2007	2,265	-	-	2,265
Acquired through business combinations (note 30)	-	(7,564)	67,581	60,017
Impairment (note 5)	(2,265)	-	-	(2,265)
Charge to income statement	-	-	(67,581)	(67,581)
Release to income statement	-	7,564	-	7,564
Balance at 31 December 2008	-	-	-	-

Goodwill impairment is reviewed by management annually. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the choice of a future discount rate in order to calculate the present value of future cash flows. The Group has impaired in full the carrying value of goodwill.

The acquisition of the Property Adviser (note 30) gave rise to an intangible asset from the valuation of the property advisory contract, and the underlying management and performance fees. This is considered to be reflective of the fair value of extinguishing the contract and therefore it has been charged to the income statement in full.

13. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertakings of Raven Russia Limited, all of which have been included in these consolidated financial statements, are as follows:

Name	*Country of incorporation*	*Proportion of ownership interest* *2008*	*2007*
CJSC Kulon Estate	Russia	100%	100%
CJSC Kulon Development	Russia	100%	100%
Fenix LLC	Russia	100%	100%
Petroestate LLC	Russia	100%	100%
EG Logistics LLC	Russia	100%	100%
CJSC Kulon Istra	Russia	100%	100%
Soyuz-Invest LLC	Russia	100%	100%
Reserv-Invest LLC	Russia	100%	100%
CJSC Noginsk Vostok	Russia	100%	100%
Resource Economia LLC	Russia	100%	100%
Kulon Spb LLC	Russia	100%	100%
AKM Logistics LLC	Russia	100%	-
Raven Russia Property Management Limited	England	100%	-
Raven Russia Property Advisors Limited	England	100%	-
Raven Russia (Service Company) Limited	Guernsey	100%	-
Raven Russia (Guernsey) 2 Limited	Guernsey	100%	-

The Group's investment property and investment property under construction are held by it's subsidiary undertakings.

14. INVESTMENT IN JOINT VENTURES

The Group has interests in jointly controlled entities as follows:

Name	*Country of incorporation*	*Proportion of ownership interest* 2008	2007
Megalogix Limited	Cyprus	50%	50%
Roslogistics Holdings (Russia) Limited (trading as Avalon Logistics)	Cyprus	50%	50%
Armbridge Consultancy Limited	Cyprus	50%	50%

The Group's interest in each jointly controlled entity has been accounted for by proportionate consolidation. Each of the above jointly controlled entities' is a joint venture with the same joint venture partner. The aggregate amounts recognised in the consolidated balance sheet and income statement are:

	2008 $'000	*2007 $'000*
Non-current assets	128,891	12,931
Current assets	21,659	19,772
Current liabilities	(14,476)	(2,153)
Non-current liabilities	(163,409)	(31,362)
Net liabilities	(27,335)	(812)
Income	9,110	1,225
Expenditure	(15,459)	(1,750)
Loss after tax	(6,349)	(525)

The Group's share of the jointly controlled entities' contingent liabilities and capital commitments is $nil (2007: $nil) and $36 million excluding VAT (2007: $174 million) respectively.

15. OTHER RECEIVABLES

	2008 $'000	*2007 (Restated) $'000*
Loans receivable	136,523	29,607
VAT recoverable	8,626	24,322
Other assets	7,943	5,581
	153,092	59,510

Loans receivable are principally loans to the Group's joint ventures. These loans have increased in the period as a result of capital advances made by the Group to fund the investment property under construction in the Megalogix joint venture and capital investment in the Roslogistics joint venture. During the year, the carrying value of the loan to Ros Logistics was impaired by $3.1 million (2007: $nil) to reflect the Group's assessment of the value of the likely future cash flows.

VAT recoverable arises through the payment of value added tax on construction of investment property, which will be recovered through the offset of VAT paid on future revenue receipts. VAT recoverable has been split between current and non-current assets based on the Group's assessment of when recovery will occur.

The loans receivable are unsecured, with a weighted average loan period of 4 years (2007: 1 year) and a weighted average interest rate of 13.00 per cent. (2007: 12.72 per cent.).

16. TRADE AND OTHER RECEIVABLES

	2008	*2007 (Restated)*
	$'000	*$'000*
Trade receivables	3,613	2,315
Prepayments	1,740	11,648
VAT recoverable	66,570	5,580
Loans receivable	1,484	2,413
Other receivables	9,190	6,061
	82,597	28,017

The loans receivable are unsecured, with a weighted average interest rate of 14.00 per cent. (2007: 14.00 per cent.).

17. DERIVATIVE FINANCIAL INSTRUMENTS

	2008	*2007*
	$'000	*$'000*
Interest rate derivative financial instruments		
Non-current assets	64	-
Non-current liabilities	(7,206)	-
Forward currency derivative financial instruments		
Current assets	-	1,030
Current liabilities	(1,027)	-
Non-current liabilities	(698)	-

The Group has entered into a series of interest rate derivative financial instruments to manage the interest rate and resulting cash flow exposure from the Group's banking facilities. The instruments have a notional value of $218.1 million (2007: $51.7 million) and a weighted average fixed or capped rate of 3.5 per cent. (2007: 5.5 per cent.).

The Group has also entered into a series of forward currency derivative financial instruments to manage its exposure to Russian rouble construction contracts. At 31 December 2008 there were open contracts to sell US dollars amounting to $2.64 million (2007: $21.7 million) and buy Russian roubles of RUR 68.57 million (2007: RUR 560.6 million), at an average rate of 26.01 (2007: 25.85).

The Group has also entered into a series of forward currency derivative financial instruments to hedge rentals received under a lease denominated in euros. At 31 December 2008 there were open contracts to sell euros amounting to €11.79 million (2007: €nil) and buy US dollars amounting to $15.21 million at an average rate of 1.29.

18. CASH AND SHORT TERM DEPOSITS

	2008	2007 (Restated)
	$'000	$'000
Cash at bank and on call	63,465	229,501
Short term deposits	44,970	251,329
	108,435	480,830

Included within cash and short term deposits is $5.80 million (2007: $6.95 million) which is held as security for the Group's interest rate and foreign currency derivative financial instruments (note 17) and is thus restricted in the use to which it can be put by the Group.

Cash at bank and on call attract variable interest rates, whilst short term deposits attract fixed rates but mature and re-price over a short period of time. The weighted average interest rate at the balance sheet date is 2.32 per cent. (2007: 5.46 per cent.).

19. TRADE AND OTHER PAYABLES

	2008	2007 (Restated)
	$'000	$'000
Investment property acquisition obligations	6,500	22,350
Trade and other payables	45,011	34,060
	51,511	56,410

Trade and other payables of $45 million (2007: $34 million) comprises mainly balances due to contractors for the construction activity in the period.

20. INTEREST BEARING LOANS AND BORROWINGS

(a) Bank loans

	2008	2007 (Restated)
	$'000	$'000
Loans due for settlement within 12 months	76,066	2,893
Loans due for settlement after 12 months	349,803	92,942
	425,869	95,835

(b) **Other interest-bearing loans**

	2008	2007 *(Restated)*
	$'000	*$'000*
Loans due for settlement within 12 months	3,976	1,911
Loans due for settlement after 12 months	7,123	6,005
	11,099	7,916
Totals		
Loans due for settlement within 12 months	80,042	4,804
Loans due for settlement after 12 months	356,926	98,947
	436,968	103,751
The Group's bank borrowings have the following maturity profile:		
On demand or within one year	76,066	2,893
In the second year	55,233	2,622
In the third to fifth years	276,443	89,274
After five years	18,127	1,046
	425,869	95,835

At 31 December 2008, the Group had drawn $267 million (2007: $96 million) of term investment debt secured on completed assets. This investment debt bears a weighted average margin of 3.29 per cent. over US LIBOR (2007: 2.8 per cent.) and has a weighted average loan term remaining of 4.3 years (2007: 5 years). Including its share of joint venture facilities, it has also drawn $124 million (2007: $nil) of US Dollar denominated construction debt which bears a weighted average margin of 12 per cent. over US LIBOR with a weighted average loan term remaining of 4.8 years. There is an additional euro denominated construction facility of $69 million equivalent (2007: nil) that bears a margin of 4.6 per cent. over EURIBOR and that matures in September 2009. $27 million equivalent of this facility is still to be drawn. In addition the Group has an undrawn facility secured on its Kiev project of $53 million (2007: $nil). This project has been postponed and the facility remains in place until June 2009.

The Group has entered into hedging arrangements in respect of its interest rate exposure (note 17). $226.3 million (2007: $48 million) of Group bank borrowings have been fixed with four years remaining (2007: five years) at a weighted average rate of 6.77 per cent. (2007: 7.53 per cent.) and $41 million (2007: $41 million) capped at 5.5 per cent. (2007: 5.5 per cent.) for four years (2007: five years). This gave a weighted average cost of debt to the Group of 8.3 per cent. (2007: 6.8 per cent.) at the year end.

Other interest bearing loans are secured and bear a weighted average interest rate of 11.81 per cent. (2007: 13.00 per cent.) per annum. The weighted average loan period is 2 years (2007: 2 years).

21. DEFERRED TAX

(a) Deferred tax asset

	Tax losses *$'000*	*Other* *$'000*	*Total* *$'000*
Balance at 1 January 2007 (restated)	978	46	1,024
Credit to income (restated)	886	48	934
Credit to equity (restated)	(83)	-	(83)
Balance at 31 December 2007	1,781	94	1,875
Effect of foreign exchange rate changes	(6,285)	-	(6,285)
Charge to income related to change in corporation tax rate from 24% to 20%	(258)	-	(258)
Credit to income	13,278	300	13,578
Credit to equity	25,920	-	25,920
Balance at 31 December 2008	34,436	394	34,830

Unrecognised deferred tax assets, being 20 per cent. of impairment of investment property under construction, amounts to $7.78 million (2007: $nil).

Amounts credited to equity represent balances in respect of loans arising on the translation of the net investment in foreign entities.

(b) Deferred tax liability

	Accelerated tax allowances *$'000*	*Revaluation of investment property* *$'000*	*Total* *$'000*
Balance at 1 January 2007 (restated)	2,916	2,600	5,516
Charge to income (restated)	624	19,118	19,742
Balance at 31 December 2007	3,540	21,718	25,258
Effect of foreign exchange rate changes	(1,034)	-	(1,034)
Credit to income related to change in corporation tax rate from 24% to 20%	(449)	(3,620)	(4,069)
Credit to income	3,799	(7,534)	(3,735)
Balance at 31 December 2008	5,856	10,564	16,420

22. OTHER PAYABLES

	2008 *$'000*	*2007* *(Restated)* *$'000*
Investment property acquisition obligations	14,064	-
Rent deposits	6,850	4,207
Deferred revenue	60	100
Retentions under construction contracts	6,687	8,692
Other payables	4,035	-
	31,696	12,999

23. SHARE CAPITAL

	2008 $'000	2007 $'000
Authorised share capital:		
1,000,000,000 ordinary shares of 1p each:	20,105	20,105
Issued share capital:	9,921	8,648

	2008 No.	2007 No.
Ordinary shares of 1p each:		
Balance at 1 January	430,040,566	424,663,711
Issued in the year	82,512,349	5,376,855
Balance at 31 December	512,552,915	430,040,566

Included in the issued shares for the year ended 31 December 2007 are 1,222,841 ordinary shares issued to the Property Adviser in settlement of their performance fee. There is no equivalent amount for 2008 and on 26 November 2008 the Group completed the acquisition of the Property Adviser (note 30). Of the authorised share capital at 31 December 2008, 9,629,166 (2007: 34,651,347) are reserved for options and warrants.

24. RESERVES

The following describes the nature and purpose of each reserve within equity:

Reserve	*Description and purpose*
Share capital	The amount subscribed for share capital at nominal value.
Share premium	The amount subscribed for share capital in excess of the nominal value.
Special reserve	During 2005 and 2006 the Company applied to the Royal Court of Guernsey to reduce its share capital by cancellation of its share premium at that time and creation of a separate special reserve, which is an additional distributable reserve to be used for all purposes permitted under Guernsey Company law, including the buy back of shares and the payment of dividends.
Capital reserve	The amount of any capital profits and losses, including gains and losses on the disposal of investment properties (after taxation), increases and decreases in the fair value of investment properties held at each period end, foreign exchange profits and losses on capital items, profits and losses on forward currency financial instruments and deferred taxation on the increase in fair value of investment properties.
Translation reserve	The amount of any gains or losses arising on the retranslation of net assets of overseas operations into US dollars.
Retained earnings	The amount of any profit or loss for the year after the payment of dividends, together with the amount of any equity-settled share-based payments, and the transfer of capital items described above.

25. NET ASSET VALUE PER SHARE

	2008	2007 (Restated)
	$'000	$'000
Net asset value	735,040	974,049
Deferred tax on revaluation gains	10,564	21,718
Fair value of interest rate derivative financial instruments	7,142	-
Adjusted net asset value	752,746	995,767
Number of ordinary shares at 31 December	512,552,915	430,040,566
Net asset value per share	1.43	2.27
Adjusted net asset value per share	1.47	2.32

26. SHARE-BASED PAYMENTS

(a) Terms

In 2005, as part consideration for the services offered by Cenkos Securities Limited and Kinmont Limited under the Placing Agreement, options were granted to these companies pursuant to which they have the right to subscribe for 1,530,000 and 382,500 ordinary shares respectively at £1.00 per share. The options are exercisable at any time during the period to 24 July 2010.

In 2005, to incentivise personnel of the Property Adviser involved in providing advice to the Group, the Company granted to the trustee of the Raven Mount Employee Benefit Trust an option to acquire up to 7.5 per cent. of its issued ordinary share capital from time to time less up to 100,000 ordinary shares under option to Adrian Collins, the Company's former chairman. The options vested in three tranches and options were exercisable over a period of 4 to 12 years following admission dependent on cumulative performance criteria of between 9 per cent. and 12 per cent. of total shareholder return having been met.

The first tranche of options held by the trustee and Adrian Collins lapsed as the associated performance criteria were not met. Upon the acquisition of the Property Adviser (see note 30), the remaining options held by the trustee were cancelled and the Company agreed to grant replacement options to certain employees and former employees of the Property Adviser's group. The Company intends to grant these replacement options during 2009.

Also in 2005, the Company issued warrants to the Property Adviser pursuant to which the Property Adviser was granted the right to subscribe for 7,650,000 ordinary shares in the Company at £1 per ordinary share, such warrants to be exercisable at any time during the period of 5 years from the Company's initial admission to AIM. These warrants were transferred by the Property Adviser to its then parent company, Raven Mount Group plc, immediately prior to the Company's acquisition of the Property Adviser.

	2008		2007	
	No of options	*Weighted average exercise price*	*No of options*	*Weighted average exercise price*
Outstanding at the beginning of the period	34,651,257	103p	34,620,687	101p
Adjustment to equity settled options	-	-	30,570	107p
Lapsed during the year	(3,825,000)	100p	-	-
Cancelled during the year	(21,197,091)	103p	-	-
Outstanding at the end of the period	9,629,166	100p	34,651,257	103p
Exercisable options at the end of the period	1,912,500	100p	1,912,500	100p
Exercisable warrants at the end of the period	7,650,000	100p	7,650,000	100p

The weighted average exercise of outstanding options at 31 December 2008 was 100.1p (2007: 103.3p) with a weighted average remaining contractual life of 1.8 years (2007: 8.4 years).

The weighted average exercise price of outstanding warrants at 31 December 2008 was 100.0p (2007: 100.0p) with a weighted average remaining contractual life of 1.6 years (2007: 2.6 years).

(b) **Share based payment charge**

The Group recognised a total share-based payment expense of $3,253,000 (2007: $2,196,000). Of the share-based payment costs relating to warrants and options $2,410,000 (2007: $796,000) was expensed and $843,000 (2007: $1,400,000) was included in investment property under construction.

(c) **Other equity-settled payments**

Prior to its acquisition by the Company, any performance fee payable to the Property Adviser was to be settled as to 30 per cent. in cash and as to the balance in ordinary shares allotted by reference to the average closing mid-market price of such shares over the last 20 trading days for the relevant accounting period for which the performance relates. A performance fee was not due for 2008 (2007: nil).

The Company issued 80 million ordinary shares as part of the consideration paid on the acquisition of the Property Adviser (note 30).

27. CAPITAL COMMITMENT

The Group has committed to fund and complete the development programme of the Group and its joint ventures. At 31 December 2008, $132 million of funding was required (2007: $768 million), excluding VAT. Due to fluctuations in budgets, exchange rates and development profits payable, the actual commitment may differ from this amount.

28. RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Further disclosures concerning transactions with the Company's directors are made in the Directors' Report, Corporate Governance Statement and note 5. There are no loan balances with directors.

Property Adviser/Raven Mount Group plc

Prior to its acquisition by the Company, the Property Adviser and its former parent company, Raven Mount Group plc ("Raven Mount") were considered related parties to the Group. In the period prior to its acquisition the Property Adviser received $26,854,955 (2007: $16,474,540) for property advisory and management services provided to the Group.

As further explained in note 30 the Company acquired the Property Adviser, and two related companies, from Raven Mount for consideration of £15 million and the issue of 80 million ordinary shares. As part of this transaction Raven Mount granted the Company a licence to use Raven Mount's office for an annual licence fee of £300,000.

During the year Raven Mount transferred legal ownership to the Company of 50 per cent. of Armbridge Consultancy Limited, for the nominal value of the shares, together with repayment of loans to Raven Mount totalling approximately $3.1 million.

Ozannes

David Moore is a partner in Ozannes, Advocates and Notaries Public. Ozannes provide independent legal advice to the Group. Total legal fees paid to Ozannes during the year amounted to £283,394 (2007: £128,754).

Investec Administration Services Limited

Stephen Coe was formerly a director of Investec Administration Services Limited, which acted as the Group's administrator and company secretary until 15 November 2007. Investec Administration Services Limited received £505,191 in payment for administration services during the period to the date of termination of their appointment.

Joint ventures

The Group has leased investment property to its joint venture, Roslogistics Holdings (Russia) Limited, and provides loan finance to all three of its joint ventures. A summary of the income statement and balance sheet impact of these transactions is as follows:

	2008	*2007*
		(Restated)
	$'000	*$'000*
Net rental income	2,923	-
Loan interest receivable	10,320	1,754
Trade receivables	-	-
Loan receivable	136,012	29,606
Impairment of loan receivable (note 5)	(3,119)	-

29. FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks in relation to the financial instruments it uses: market risk (including currency risk, price risk and cash flow interest rate risk), credit risk and liquidity risk. The financial risks relate to the following financial instruments: trade receivables, cash and cash equivalents, trade and other payables, borrowings and derivative financial instruments.

Risk management parameters are established by the Board on a project by project basis and overseen by the property adviser and administrator in conjunction with professional advisers. Reports are provided to the Board formally on a quarterly basis and also when authorised changes are required.

(a) **Currency risk**

The Group operates internationally and is exposed to foreign exchange risk arising from a variety of currency exposures, primarily with respect to US dollars, Sterling and the Russian rouble. Foreign exchange risk arises from future commercial transactions (including construction contracts and lease receivables), recognised monetary assets and liabilities and net investments in foreign entities.

The majority of the Group's transactions are denominated in US dollars. As the Group's capital was raised in Sterling, the decision was taken to convert the majority of the Group's cash and cash equivalents to US dollars in July 2007. The average exchange rate on conversion was just over $2 to £1.

In some cases underlying construction contracts on the Group's development projects are denominated in Russian roubles. Non deliverable forward contracts have been taken out to hedge against the US dollar/Russian rouble cash flow exposure, on a project by project basis, where appropriate. Whilst the table below indicates the exposure of the Group to monetary items in foreign currency, the largest foreign currency swings will occur during construction periods where the construction assets are carried at cost and not valuation. The fact that the Group's subsidiaries have a functional currency of Russian rouble and a presentation currency of US Dollars means that both the balance sheet and income statement are exposed to unrealised exchange movements on translation to presentational currency. When these assets are completed and revalued in US Dollar transaction currency, the impact on net asset value is neutral. During construction periods it is likely that the subsidiary companies will hold larger rouble denominated cash balances to fund construction contracts which will also increase exposure to fluctuations in currency rates.

At holding company level, the Group's exposure to Sterling is restricted to head office costs and dividend payments.

The table below summarises the Group's currency profile at 31 December.

As at 31 December 2008

	US Dollars	*Russian Rouble*	*Other*	*Total*
	$'000	*$'000*	*$'000*	*$'000*
Non-current assets				
Loans receivable	136,523	-	-	136,523
Derivative financial instruments	64	-	-	64
Other non-current assets	2,552	4,846	545	7,943
Current assets				
Trade receivables	2,130	1,071	412	3,613
Loans receivable	1,484	-	-	1,484
Other current receivables	239	8,326	625	9,190
Cash and cash equivalents	66,467	25,907	16,061	108,435
	209,459	40,150	17,643	267,252
Non-current liabilities				
Interest bearing loans and borrowings	356,914	12	-	356,926
Derivative financial instruments	7,904	-	-	7,904
Rent deposits	4,263	2,441	146	6,850
Investment property acquisition obligations	4,840	-	9,224	14,064
Retentions under construction contracts	1,202	1,989	3,496	6,687
Other payables	-	3,947	88	4,035
Current liabilities				
Interest bearing loans and borrowings	38,460	398	41,184	80,042
Investment property acquisition obligations	6,500	-	-	6,500
Derivative financial instruments	1,027	-	-	1,027
Other creditors	11,418	26,053	7,540	45,011
	432,528	34,840	61,678	529,046

As at 31 December 2007

	US Dollars (Restated) $'000	Russian Rouble (Restated) $'000	Other (Restated) $'000	Total (Restated) $'000
Non-current assets				
Loans receivable	29,606	1	-	29,607
Other non-current assets	228	4,953	400	5,581
Current assets				
Trade receivables	1,367	832	116	2,315
Loans receivable	-	2,413	-	2,413
Other current receivables	3,314	2,744	3	6,061
Derivative financial instruments	1,030	-	-	1,030
Cash and cash equivalents	396,151	54,868	29,811	480,830
	431,696	65,811	30,330	527,837
Non-current liabilities				
Interest bearing bank loans and borrowings	98,947	-	-	98,947
Rent deposits	3,909	298	-	4,207
Retentions under construction contracts	6,670	2,021	-	8,691
Current liabilities				
Interest bearing bank loans and borrowings	4,804	-	-	4,804
Investment property acquisition obligations	22,350	-	-	22,350
Other creditors	11,593	13,364	9,103	34,060
	148,273	15,683	9,103	173,059

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur and changes in some of the assumptions may be correlated, for example a change in interest rate and a change in foreign currency exchange rates. The Group principally manages foreign currency risk on a project basis. The sensitivity analysis prepared by management for foreign currency risk illustrates how changes in the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The tables above present financial assets and liabilities denominated in foreign currencies held by the Group in 2008 and 2007. If the US dollar weakened or strengthened by 10 per cent. against the Russian rouble, with all other variables held constant, post tax loss for the year and net asset value on consolidation for the year would move by $500,000. If the US dollar weakened or strengthened by 10 per cent. against sterling with all other variables held constant, post tax profit for the year and net asset value would move by $500,000. If the US dollar weakened or strengthened by 10 per cent. against the euro with all other variables held constant, post tax profit for the year and net asset value would move by $3.5 million. The sensitivity to the euro is principally a result of the euro construction loan, which is described in note 20. It is the Group's intention to refinance this loan in US dollars upon completion of construction, which is scheduled for 2009.

Cash flow and fair value interest rate risk

The Group has significant interest-bearing cash resources, the majority of which are held in business accounts with its principal bankers.

The Group's interest rate risk arises from long-term borrowings (note 20). Borrowings issued at variable rates expose the Group to cash flow interest rate risk, whilst borrowings issued at a fixed rate expose the Group to fair value risk. The Group's cash flow and fair value interest rate risk is periodically monitored by the Group's Board of directors and advisers on a project basis. The cash flow and fair value risk policy is approved quarterly by the Board of directors.

The Group analyses its interest rate exposure on a dynamic basis. It takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest costs may increase as a result of such changes. They may reduce or create losses in the event that unexpected movements arise. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. The simulation is run on an ongoing basis to verify that the maximum potential impact is within the parameters expected by management. Formal reporting to the Board on cash flows is made on a quarterly basis. To date the Group has sought to fix its exposure to interest rates on borrowings through the use of a variety of interest rate derivatives. The impact of this was certainty over cash flow but exposure to fair value movements, which amounted to an unrealised loss of $7.595 million at 31 December 2008 (2007: nil). Sensitivity analysis on the Group's interest rate borrowings indicate that a 1 per cent. increase in the relevant underlying interest rate would increase the loss for the year and decrease net assets by $870,000. There would be a corresponding decrease in the loss and increase in net assets were interest rates to fall by 1 per cent.

(b) **Credit risk**

The Group's principal financial assets are cash and short term deposits, trade and other receivables, loan receivables and derivative financial instruments.

The credit risk on the Group's trade and other receivables is considered low due to the Group having policies in place to ensure that rental contracts are made with tenants meeting appropriate balance sheet covenants, supplemented by rental deposits or bank guarantees from international banks. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is objective evidence that the Group will not be able to collect all amounts due according to the terms of the receivables concerned. No amounts have been provided against trade and other receivables at 31 December 2008 (2007 $nil).

The credit risk on the Group's loan receivables is considered low due to the Group having joint control over the joint venture which has drawn down the balances. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is objective evidence that the Group will not be able to collect all amounts due according to the terms of the receivables concerned. The amounts due at 31 December 2008 represent balances due from a joint venture of $136 million (2007: $30 million) which are not past due and are not considered impaired. An amount of $3.1 million (2007: $nil) has been provided against loan receivables in respect of amounts due from a joint venture due to the entity being in a start up phase and reliant on the Group for further funding. Accordingly, the Group has concluded that the joint venture is unlikely to be able to repay the loan balance for a number of years and has provided against the balance.

The Group has VAT receivables of $75 million (2007: $30 million). The timing of recovery of these balances is subject to future revenue receipts and application to the Russian courts.

The Group forecasts the recovery of these balances based upon the timing of future revenue receipts and its experience of successful application to the Russia courts. No balances are considered past due or impaired at 31 December 2008 (2007: $nil) based upon this assessment of the timing of future cash receipts. The Group believes the maximum exposure is the timing of recovery.

The credit risk on the Group's cash and short term deposits and derivative financial instruments is limited due to the Group's policy of monitoring counterparty exposures.

(c) **Liquidity risk**

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Board and its advisers seek to have appropriate credit facilities in place on a project by project basis, either from available internal cash resources or from bank facilities.

Management monitor the Group's liquidity position on a daily basis. Formal liquidity reports are issued from all jurisdictions on a weekly basis and are reviewed quarterly by the Board of directors, along with cash flow forecasts. A summary table with maturity of financial assets and liabilities is presented below.

Group

	2008	*2007 (Restated)*
	$'000	*$'000*
Financial assets – non-current		
Trade and other receivables with no fixed term	153,092	59,510
Derivative financial instruments	64	-
	153,156	59,510
Financial assets - current		
Trade and other receivables - maturity within one year	82,597	28,017
Forward currency derivative contracts - maturing within one year	-	1,030
Cash and short term deposits - maturity within one year	108,435	480,830
	191,032	509,877
Financial liabilities – non-current		
Interest bearing loans and borrowings - maturing		
- between one and two years	62,356	8,627
- between two and five years	276,443	89,274
- after more than five years	18,127	1,046
Derivative financial instruments	7,904	-
	364,830	98,947
Financial liabilities – current		
Derivative financial instruments	1,027	-
Trade and other payable - maturity within one year	51,511	56,410
Interest bearing loans and borrowings - maturity within one year	80,042	4,804
	132,580	61,214

In addition to the above balance sheet liabilities the Group has commitments in respect of its construction programme (note 27), which are anticipated to crystalise during the course of 2009 and 2010. Details of the interest rates applicable to the Group's long term borrowings are given in note 20.

The Group monitors its risk to a shortage of funds by forecasting cash flow requirements for future years. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and equity fund raisings. Since the balance sheet date the Group has raised £76.2 million through the issue of 76.2 million preference shares and 76.2 million warrants, to assist the Group in meeting its liquidity requirements for the foreseeable future.

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group's financial instruments in the financial statements.

	2008		*2007*	
	Carrying value	*Fair value*	*Carrying value (Restated)*	*Fair value (Restated)*
	$'000	*$'000*	*$'000*	*$'000*
Non current assets				
Loans receivable	136,523	83,732	29,607	26,201
Derivative financial instruments	64	64	-	-
Other non current assets	7,943	7,943	5,581	5,581
Current assets				
Trade receivables	3,613	3,613	2,315	2,315
Loans receivable	1,484	1,484	2,413	2,413
Other current receivables	9,190	9,190	6,061	6,061
Derivative financial instruments	-	-	1,030	1,030
Cash and cash equivalents	108,435	108,435	480,830	480,830
Non current liabilities				
Interest bearing loans and overdrafts	(356,926)	(218,909)	(98,947)	(53,704)
Derivative financial instruments	(7,904)	(7,904)	-	-
Rent deposits	(6,850)	(6,850)	(4,207)	(4,207)
Investment property acquisition obligations	(14,064)	(14,064)	-	-
Retentions under construction contracts	(6,687)	(6,687)	(8,691)	(8,691)
Other payables	(4,035)	(4,035)	-	-
Current liabilities				
Interest bearing loans and overdrafts	(80,042)	(80,042)	(4,804)	(4,804)
Investment property acquisition obligations	(6,500)	(6,500)	(22,350)	(22,350)
Derivative financial instruments	(1,027)	(1,027)	-	-
Other creditors	(45,011)	(45,011)	(34,060)	(34,060)

Fair values have been calculated by using market values at the balance sheet date. The market values of loans receivable and borrowings have been calculated by discounting the expected future cash flows at prevailing interest rates. The fair value of short-term deposits, VAT recoverable and other assets, trade and other receivables, trade and other payables and derivative financial instruments is assumed to approximate to their book values.

The Group's only obligation is to repay its loans at par value on the maturity dates.

(d) **Capital risk management**

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt. Where the Group or Company are in a net cash position, the gearing ratio will be zero.

The gearing ratios at 31 December 2008 and 2007 were as follows:

	2008	*2007*
		(Restated)
	$'000	*$'000*
Non-current liabilities	412,946	137,204
Current liabilities	132,580	61,214
Total borrowings	545,526	198,418
Less: cash and cash equivalents	108,435	480,830
Net debt/cash	437,091	(282,412)
Equity	735,040	974,049
Total capital	1,172,131	691,637
Gearing ratio	37.29%	Nil

30. BUSINESS COMBINATIONS

On 9 July 2008 the Company entered into a framework agreement to acquire its Property Adviser, Raven Russia Property Management Limited, together with two related companies, Russian Property Management Limited and Raven Russia Property Advisors Limited (collectively the "Property Adviser"), which the Group considers comprise a single cash generating unit.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

	Book value *$'000*	*Adjustment* *$'000*	*Fair value* *$'000*
Non-current assets			
Property, plant and equipment	952	-	952
Intangible assets (note 12)	-	67,581	67,581
Current assets			
Trade and other receivables	5,482	-	5,482
Cash and cash equivalents	159	-	159
Current liabilities			
Trade and other payables	(1,058)	-	(1,058)
Net asset value	5,535	67,581	73,116
Negative goodwill (note 12)			(7,564)
Consideration			65,552
Consideration comprises:			
Cash			27,987
Issue of 80 million ordinary shares			32,734
Acquisition costs			4,831
			65,552

The fair value of shares issued as consideration was determined by reference to their closing price on 26 November 2008.

The acquisition reflects the internalisation of services previously outsourced to the Property Advisor and thus disclosures regarding the contribution to the loss for the year are not considered relevant.

31. SUBSEQUENT EVENTS

On 24 March 2009 the Company raised £76.2 million through the issue of 76.2 million preference shares and 76.2 million warrants to acquire the Company's ordinary shares. The preference shares carry an entitlement to quarterly cumulative dividends of 12 per cent. per annum. The warrants entitle the holder to subscribe for ordinary shares at a price of 25 pence and are exercisable on or before 25 March 2019.

32. SEGMENTAL INFORMATION

The Directors are of the opinion that the Group is engaged in two business segments, being property investment and logistics operations, and in one geographical area, the Commonwealth of Independent States.

Income Statement

	Property Investment 2008 $'000	*Logistics 2008 $'000*	*Total 2008 $'000*
Revenue			
External sales	62,201	9,110	71,311
Segment result			
Operating loss	(156,512)	(6,083)	(162,595)
Finance income	11,579	34	11,613
Finance expense	(37,677)	(732)	(38,409)
Loss before tax	(182,610)	(6,781)	(189,391)
Tax	18,401	701	19,102
Loss for the year	(164,209)	(6,080)	(170,289)
Other information			
Depreciation	325	425	750
Loss on revaluation of investment property	(39,145)	-	(39,145)
Recognised share based payments	(3,253)	-	(3,253)
Capital expenditure			
Purchase of investment properties	-	-	-
Payments for investment properties under construction	406,252	-	406,252
Purchase of property, plant and equipment	1,374	2,606	3,980

Balance Sheet

	Property Investment 2008 $'000	*Logistics 2008 $'000*	*Total 2008 $'000*
Assets			
Non-current assets	1,085,610	3,924	1,089,534
Current assets	187,766	3,266	191,032
Total assets	1,273,376	7,190	1,280,566
Liabilities			
Non-current liabilities	(403,363)	(9,583)	(412,946)
Current liabilities	(129,589)	(2,991)	(132,580)
Total liabilities	(532,952)	(12,574)	(545,526)
Net assets/(liabilities)	740,424	(5,384)	735,040

For 2007

Income Statement

	Property Investment 2007 (Restated) $'000	*Logistics 2007 (Restated) $'000*	*Total 2007 (Restated) $'000*
Revenue			
External sales	37,297	1,225	38,522
Segment result			
Operating profit/(loss)	87,649	(214)	87,435
Finance income	29,849	-	29,849
Finance expense	(1,795)	(5)	(1,800)
Profit/(loss) before tax	115,703	(219)	115,484
Tax	(18,860)	52	(18,808)
Profit/(loss) for the year	96,843	(167)	96,676
Other information			
Depreciation	-	53	53
Gains on revaluation of investment properties	79,659	-	79,659
Recognised share based payments	(2,126)	-	(2,196)
Capital expenditure			
Purchase of investment properties	(55,853)	-	(55,853)
Payments for investment properties under construction	(261,004)	-	(261,004)
Purchase of property, plant and equipment	-	(819)	(819)

Balance Sheet

	Property Investment 2007 (Restated) $'000	*Logistics 2007 (Restated) $'000*	*Total 2007 (Restated) $'000*
Assets			
Non-current assets	659,542	3,048	662,590
Current assets	506,862	3,015	509,877
Total assets	1,166,404	6,063	1,172,467
Liabilities			
Non-current liabilities	(135,473)	(1,731)	(137,204)
Current liabilities	(59,654)	(1,560)	(61,214)
Total liabilities	(195,127)	(3,291)	(198,418)
Net assets	971,277	2,772	974,049

33. OPERATING LEASE ARRANGEMENTS

The Group earns rental income by leasing its investment properties to tenants under non-cancellable operating leases.

At the balance sheet date the Group had contracted with tenants for the following future minimum lease payments:

	2008 $'000	2007 $'000
Within one year	50,279	37,109
In second year	44,605	38,059
In the third to fifth years (inclusive)	112,367	96,839
After five years	99,312	94,305
	306,563	266,312

SECTION B: AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF RAVEN RUSSIA LIMITED

We have audited the Group and parent company financial statements ("the Financial Statements") of Raven Russia Limited for the year ended 31 December 2007, which comprise the Consolidated and Company Income Statement, Consolidated and Company Balance Sheet, Consolidated and Company Cash Flow Statement, Consolidated and Company Statement of Change in Equity and the related notes 1 to 32. These Financial Statements have been prepared under International Financial Reporting Standards in accordance with the accounting policies as set out on pages 33 to 39.

This report is made solely to the Company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law, 1994. Our audit work is undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the Directors' Responsibility Statement within the Directors' Report, the Company's directors are responsible for the preparation of the Financial Statements in accordance with applicable law and International Financial Reporting Standards ("IFRS").

Our responsibility is to audit the Financial Statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the Companies (Guernsey) Law, 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law is not disclosed.

We read the other information included in the Annual Report and consider whether it is consistent with the audited Financial Statements. This other information comprises only the Chairman's Statement, Property Review, Directors' Report and Corporate Governance. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Opinion

In our opinion:

- The Group Financial Statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs at 31 December 2007 and of its profit for the year then ended.
- The Parent Company Financial Statements give a true and fair view, in accordance with IFRS, of the state of the Company's affairs at 31 December 2007 and of its profit for the year then ended.
- The Financial Statements have been properly prepared in accordance with the Companies (Guernsey) Law, 1994.

BDO Stoy Hayward LLP

10 March 2008

BDO Novus Limited

10 March 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Notes	2007 Revenue US$'000	2007 Capital US$'000	2007 Total US$'000	2006 Revenue US$'000	2006 Capital US$'000	2006 Total US$'000
Gross rental and related income	4	38,522	-	38,522	16,949	-	16,949
Property operating expenditure and related cost		(12,643)	-	(12,643)	(5,977)	-	(5,977)
Net rental and related income		25,879	-	25,879	10,972	-	10,972
Administrative expenses	5	(18,480)	-	(18,480)	(9,053)	-	(9,053)
Foreign currency gains		2,432	-	2,432	153	-	153
Operating expenditure		(16,048)	-	(16,048)	(8,900)	-	(8,900)
Operating profit before gains on investment properties		9,831	-	9,831	2,072	-	2,072
Unrealised gains on revaluation of investment properties	10	-	79,659	79,659	-	6,997	6,997
Operating profit		9,831	79,659	89,490	2,072	6,997	9,069
Finance income	6	29,849	-	29,849	30,039	-	30,039
Finance expense	6	(1,798)	-	(1,798)	(2,073)	-	(2,073)
Profit before tax		37,882	79,659	117,541	30,038	6,997	37,035
Tax	7	(3,389)	(18,898)	(22,287)	(2,791)	(1,679)	(4,470)
Net profit for the year		34,493	60,761	95,254	27,247	5,318	32,565
Earnings per share – basic (cents)	8			22.36			9.65
Earnings per share – diluted (cents)	8			22.32			9.62

COMPANY INCOME STATEMENT
For the year ended 31 December 2007

	Notes	*2007* *US$'000*	*2006* *US$'000*
Revenue	4	63,398	39,796
Administration expenses	5	28,591	15,813
Foreign currency losses		7,501	12,753
Operating expenditure		36,092	28,566
Profit before tax		27,306	11,230
Tax		-	-
Net profit for the year		27,306	11,230

All items in the above statement derive from continuing operations.

The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
As at 31 December 2007

	Notes	*2007* *US$'000*	*2006* *US$'000*
Non-current assets			
Investment property	10	346,250	140,755
Investment property under construction	11	246,768	51,941
Property, plant and equipment		906	-
Intangible assets	12	2,265	-
Deferred tax asset	20	1,876	1,025
Other receivables	15	88,756	21,920
		686,821	215,641
Current assets			
Trade and other receivables	16	27,910	13,963
Forward currency derivative contracts	17	1,030	-
Cash and cash equivalents	18	480,829	756,183
		509,769	770,146
Total assets		1,196,590	985,787
Non-current liabilities			
Interest bearing loans and borrowings	19	128,256	17,320
Deferred tax liability	20	25,256	5,517
Other payables	21	12,432	5,203
		165,944	28,040
Current liabilities			
Trade and other payables	22	56,378	44,424
Interest bearing loans and borrowings	19	4,804	2,873
		61,182	47,297
Total liabilities		227,126	75,337
Net assets		969,464	910,450
Equity			
Share capital	23	8,648	8,538
Share premium	24	11,180	-
Special reserve	24	870,692	882,942
Capital reserve	24	68,994	8,233
Warrant reserve	24	2,571	2,571
Share options reserve	24	4,670	2,474
Share based payment reserve	24	-	2,815
Retained earnings	24	22,691	15,504
Translation reserve	24	(19,982)	(12,627)
Total equity		969,464	910,450
Net asset value per share (dollars)	25	2.25	2.14

COMPANY BALANCE SHEET
As at 31 December 2007

	Notes	2007 US$'000	2006 US$'000
Non-current assets			
Investment in subsidiary undertakings	13	611,651	162,495
Current assets			
Trade and other receivables	16	6,870	266
Cash and cash equivalents	18	288,340	743,145
		295,210	743,411
Total assets		906,861	905,906
Current liabilities			
Trade and other payables	22	9,100	6,566
Total liabilities		9,100	6,566
Net assets		897,761	899,340
Equity			
Share capital	23	8,648	8,538
Share premium	24	11,180	-
Special reserve	24	870,692	882,942
Warrant reserve	24	2,571	2,571
Share options reserve	24	4,670	2,474
Share based payment reserve	24	-	2,815
Retained earnings	24	-	-
Total equity		897,761	899,340
Net asset value per share (dollars)	25	2.09	2.11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006	Notes	*Share Capital US$'000*	*Share Premium US$'000*	*Special Reserve US$'000*	*Capital Reserve US$'000*	*Warrant Reserve US$'000*	*Share Options Reserve US$'000*	*Translation Reserve US$'000*	*Share Based Payment Reserve US$'000*	*Retained Earnings US$'000*	*Total US$'000*
At 1 January 2006		3,076	-	288,253	2,915	2,571	1,051	-	-	(2,549)	295,317
Net profit for the year		-	-	-	-	-	-	-	-	32,565	32,565
Translation on consolidation		-	-	-	-	-	-	(12,627)	-	-	(12,627)
Total recognised income for the year		-	-	-	-	-	-	(12,627)	-	32,565	19,938
Issue of ordinary share capital, net of issue costs		5,420	597,685	-	-	-	-	-	-	-	603,105
Shares issued in respect of Property Adviser's fees		42	4,885	-	-	-	-	-	-	-	4,927
Conversion of share premium		-	(602,570)	602,570	-	-	-	-	-	-	-
Dividends paid	9	-	-	-	-	-	-	-	-	(17,075)	(17,075)
Transfer from special reserves to retained earnings		-	-	(7,881)	-	-	-	-	-	7,881	-
Transfer in respect of gains on investment properties		-	-	-	5,318	-	-	-	-	(5,318)	-
Share based payment expense	26(b)	-	-	-	-	-	1,423	-	-	-	1,423
Property Adviser's fees to be settled by post balance sheet issue of shares		-	-	-	-	-	-	-	2,815	-	2,815
At 31 December 2006		8,538	-	882,942	8,233	2,571	2,474	(12,627)	2,815	15,504	910,450
For the year ended 31 December 2007											
Net profit for the year		-	-	-	-	-	-	-	-	95,254	95,254
Translation on consolidation		-	-	-	-	-	-	(7,355)	-	-	(7,355)
Total recognised income for the year		-	-	-	-	-	-	(7,355)	-	95,254	87,899
Shares issued in respect of Property Adviser's fees		25	2,790	-	-	-	-	-	(2,815)	-	-
Scrip dividend issue of ordinary share capital		85	8,390	-	-	-	-	-	-	-	8,475
Dividends paid	9	-	-	-	-	-	-	-	-	(39,556)	(39,556)
Transfer from special reserves to retained earnings		-	-	(12,250)	-	-	-	-	-	12,250	-
Transfer in respect of gains on investment properties		-	-	-	60,761	-	-	-	-	(60,761)	-
Share based payment expense	26(b)	-	-	-	-	-	2,196	-	-	-	2,196
At 31 December 2007		8,648	11,180	870,692	68,994	2,571	4,670	(19,982)	-	22,691	969,464

The accompanying notes are an integral part of this statement.

COMPANY STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006	Notes	Share Capital US$'000	Share Premium US$'000	Special Reserve US$'000	Warrant Reserve US$'000	Share Options Reserve US$'000	Share Based Payment Reserve US$'000	Retained Earnings US$'000	Total US$'000
At 1 January 2006		3,076	-	288,253	2,571	1,051	-	(2,036)	292,915
Net profit and total recognised gain for the year		-	-	-	-	-	-	11,230	11,230
Issue of ordinary share capital, net of issue costs		5,420	597,685	-	-	-	-	-	603,105
Shares issued in respect of Property Adviser's fees		42	4,885	-	-	-	-	-	4,927
Conversion of share premium		-	(602,570)	602,570	-	-	-	-	-
Dividends Paid	9	-	-	-	-	-	-	(17,075)	(17,075)
Transfer from special reserves to retained earnings		-	-	(7,881)	-	-	-	7,881	-
Share based payment expense	26(b)	-	-	-	-	1,423	-	-	1,423
Property Adviser's fees to be settled by post balance sheet issue of shares		-	-	-	-	-	2,815	-	2,815
Interest bearing loans and borrowings									
At 31 December 2006		8,538	-	882,942	2,571	2,474	2,815	-	899,340
For the year ended 31 December 2007									
Net profit and total recognised gain for the year		-	-	-	-	-	-	27,306	27,306
Shares issued in respect of Property Adviser's fees		25	2,790	-	-	-	(2,815)	-	-
Scrip dividend issue of ordinary share capital		85	8,390	-	-	-	-	-	8,475
Dividends Paid	9	-	-	-	-	-	-	(39,556)	(39,556)
Transfer from special reserves to retained earnings		-	-	(12,250)	-	-	-	12,250	-
Share based payment expense	26(b)	-	-	-	-	2,196	-	-	2,196
At 31 December 2007		8,648	11,180	870,692	2,571	4,670	-	-	897,761

The accompanying notes are an integral part of this statement.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	Notes	*2007* *US$'000*	*2006* *US$'000*
Cash flows from operating activities			
Profit before tax		117,541	37,035
Adjustments for:			
Investment income	6	(29,849)	(30,039)
Finance expense	6	1,798	2,073
Gains on revaluation of investment properties	10	(79,659)	(6,997)
Foreign exchange loss arising from non-operating activities		(11,161)	-
Recognised share based payments	26(b)	2,196	279
Performance fee to be settled by share issue		-	1,407
		866	3,758
Increase in operating trade and other receivables		(30,852)	(10,441)
Increase in operating trade and other payables		16,869	11,983
		(13,117)	5,300
Tax paid		(2,327)	(877)
Cash (used in)/generated from operations		(15,444)	4,423
Cash flows from investing activities			
Purchase of investment properties		(55,853)	(12,919)
Payments for investment properties under construction		(261,004)	(110,005)
Capital expenditure		(819)	-
Acquisitions		(1,825)	-
Loans advanced		(64,371)	(20,612)
Loans repaid		15,154	969
Investment income received		29,849	29,619
Net cash used in investing activities		(338,869)	(112,948)
Cash flows from financing activities			
Proceeds from the issue of share capital		-	603,158
Issue costs		-	(52)
Long term borrowings		95,838	-
Other borrowings		34,245	-
Repayments of borrowings		(17,216)	(2,366)
Bank borrowing costs paid	6	(1,798)	(2,073)
Dividends paid		(31,081)	(17,075)
Net cash from financing activities		79,988	581,592
Net (decrease)/increase in cash and cash equivalents		(274,325)	473,067
Opening cash and cash equivalents	18	756,183	283,619
Effect of foreign exchange rate changes		(1,029)	(503)
Closing cash and cash equivalents	18	480,829	756,183

The accompanying notes are an integral part of this statement.

COMPANY CASH FLOW STATEMENT
For the year ended 31 December 2007

	Notes	*2007 US$'000*	*2006 US$'000*
Cash flows from operating activities			
Profit before tax		27,306	11,230
Adjustments for:			
Foreign exchange loss arising from non-operating activities		7,501	11,285
Recognised share based payments	26(b)	2,196	1,423
Performance fee to be settled by share issue		-	2,815
Investment income	4	(23,556)	(28,756)
Interest accrued included in the carrying value of subsidiary	4	(39,842)	(11,040)
		(26,395)	(13,043)
Increase in operating trade and other receivables		105	(139)
Increase in operating trade and other payables		1,211	2,360
Cash used in operations		(25,079)	(10,822)
Cash flows from investing activities			
Investment in subsidiary undertakings		(422,201)	(141,386)
Loans repaid		-	969
Investment income received		23,556	28,756
Dividends received		-	117
Net cash used in investing activities		(398,645)	(111,544)
Cash flows from financing activities			
Proceeds from the issue of share capital		-	603,158
Issue costs		-	(52)
Dividends paid		(31,081)	(17,075)
Net cash (used in)/from financing activities		(31,081)	586,031
Net (decrease)/increase in cash and cash equivalents		(454,805)	463,665
Opening cash and cash equivalents	18	743,145	279,480
Closing cash and cash equivalents	18	288,340	743,145

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2007

1. GENERAL INFORMATION

Raven Russia Limited (the "Company") and its subsidiaries (together the "Group") is a property investment group specialising in commercial real estate in Russia.

The Company is a limited liability company incorporated and domiciled in Guernsey. The address of its registered office is Regency Court, Glategny Esplanade, St. Peter Port, Guernsey.

These financial statements were approved for issue by the Board of Directors on 9 March 2008 and signed on the Board's behalf by Stephen Coe and David Moore.

2. ACCOUNTING POLICIES

Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all years presented, unless otherwise stated.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively "IFRS") issued by the International Accounting Standards Board ("IASB").

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Changes in accounting policies

(a) ***New standards, amendments to published standards and interpretations to existing standards effective in 2007 adopted by the Group***

IFRS 7, Financial Instruments: disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements - capital disclosures. IFRS 7 introduces new requirements aimed at expanding the disclosure of information about the Group's financial instruments. It requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments. The amendment to IAS 1 introduces disclosures about the level and management of an entity's capital. The Company and its Group have applied IFRS 7 and the amendment to IAS 1 in these financial statements, with the relevant disclosures included in note 29.

The IASB also issued various interpretations that effective 1 January 2007, which had no impact on the financial statements. These are IFRIC 7, IFRIC 8, IFRIC 9 and IFRIC 10.

(b) ***Standards, amendments and interpretations to published standards not yet effective***

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for later accounting periods and which have not been adopted early. These are:

- IFRS 8: Operating segments (effective for accounting periods beginning on or after 1 January 2009). This standard sets out requirements for the disclosure of information about an entity's operating segments and replaces IAS 14. As this is a disclosure standard it will not have any impact on the results or net assets of the Company or its Group.

- IAS 23: Borrowing costs (revised) (effective for accounting periods beginning on or after 1 January 2009). This amendment will have no impact on the results or net assets of the Company or its Group.

- IFRIC 11: IFRS 2 Group and treasury share transactions (effective for accounting periods beginning on or after 1 March 2007). The Group is currently assessing the impact of this interpretation on the financial statements.

- Revised IFRS 3: Business combinations and complementary amendments to IAS 27 Consolidated and separate financial statements (both effective for accounting periods beginning on or after 1 July 2009). The Group is currently assessing the impact of these changes on the financial statements.

- Amendment to IFRS 2: Share-based payments - vesting conditions and cancellations (effective for accounting periods beginning on or after 1 January 2009). The Group is currently assessing the impact of this amendment on the financial statements.

The IASB has also issued IFRIC 12 Service concession arrangements, IFRIC 13 Customer loyalty programmes and IFRIC 14 re IAS 19 the limit on a defined benefit asset, minimum funding requirements and their interaction and IAS 32, all of which are not relevant to the operations of the Company or the Group.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and the special purpose vehicles controlled by the Company, made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefit from its activities.

Investment properties have been acquired through special purpose vehicles (SPVs). In the opinion of the Directors, these transactions did not meet the definition of a business combination as set out in IFRS 3 "Business Combinations". Accordingly the transactions have not been accounted for as business acquisitions and instead the financial statements reflect the substance of the transactions, which is considered to be the purchases of investment properties.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of entities acquired to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake economic activity that is subject to joint control. The Group undertakes its joint ventures through jointly controlled entities. The consolidated financial statements include the Group's proportionate share of these entities' assets, liabilities, income and expenses on a line by line basis from the date on which joint control commences to the date on which joint control ceases. Any premium paid for an interest in a jointly controlled entity above the fair value of Group's share of identifiable assets, liabilities and contingent liabilities is accounted for in accordance with the goodwill policy.

Goodwill

Goodwill represents the excess of the cost of a business combination over the interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired. Cost comprises the fair values of assets given, liabilities assumed and equity instruments issued, plus any direct costs of acquisition.

Goodwill is capitalised as an intangible asset with any impairment in carrying value being charged to the consolidated income statement. Impairment tests on goodwill are undertaken annually at the financial year end. Impairment charges are included in the administrative expenses line item in the consolidated income statement. An impairment loss recognised for goodwill is not reversed.

Revenue recognition

Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rent is billed in advance and then allocated to the appropriate period. Therefore, deferred revenue generally represents proportion of rentals invoiced in advance as at the reporting date and any advance payments from tenants. Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

All of the Group's properties are leased out under operating leases and are included in investment property in the balance sheet.

Foreign currency translation

(a) ***Functional and presentation currency***

Items included in the financial statements of each of Group entity are measured in the currency of the primary economic environment in which the entity operates (the "functional currency"). On 5 July 2007 the Company converted substantially all of its sterling assets and income streams to United States dollars, which the directors determined, resulted in the Company's functional currency changing from sterling to United States dollars. In accordance with IAS 21 the Company converted all of its assets, liabilities, income and expenses at the sterling United States dollar spot rate on 5 July 2007. At the same time the directors resolved to change the presentation currency of the Company and its Group from sterling to United States dollars.

(b) ***Transactions and balances***

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(c) ***On consolidation***

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

(ii) income and expenses for each income statement are translated at the average exchange rate prevailing in the period; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, the exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Taxation

The Company is exempt from Guernsey taxation on income derived outside of Guernsey and bank interest earned in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989. A fixed annual fee of £600 is payable to the States of Guernsey in respect of this exemption. No charge to Guernsey taxation will arise on capital gains.

The Group is liable to Russian tax arising on the activities of its Russian operations.

The Group is liable to Cypriot tax arising on the activities of its Cypriot operations.

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Investment property

Property held to earn rentals and/or for capital appreciation is classified as investment property.

Investment property comprises freehold land and freehold buildings.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. The Group has appointed Jones Lang LaSalle as property valuers to prepare valuations on a semi-annual basis. Valuations will be undertaken in accordance with the appropriate sections of the current Practice Statements contained in the Royal Institution of Chartered Surveyors Appraisal and Valuation Standards, 5th Edition (the "Red Book"). This is an internationally accepted basis of valuation. Gains or losses arising from changes in the fair value of investment property are included in the income statement in the period in which they arise.

The acquisition of a corporate vehicle, whose only activity is that of holding the targeted investment property, is accounted for based on the substance of the transaction. The Directors

consider the substance of such transactions to be property acquisitions as opposed to a business combination under IFRS 3.

Investment property under construction

Properties in the course of construction for rental purposes, or for purposes not yet determined are carried at cost, less any recognised impairment loss. Cost includes professional fees and borrowing costs capitalised in accordance with the Group's accounting policy. Upon practical completion of the construction of property the property is transferred to investment property at fair value, with the resulting gain or loss reflected in the Consolidated Income Statement.

Borrowing costs

Borrowing costs that are directly attributable to the construction of investment property are capitalised from the date of commencement of the project, until the construction is complete.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

Financial assets

The Group and the Company classify their financial assets into one of the categories discussed below, depending upon the purpose for which the asset was acquired. The Group and the Company have not classified any of its financial assets as held to maturity or as assets available-for-sale.

Unless otherwise indicated, the carrying amounts of the Groups financial assets are a reasonable approximation of their fair values.

(a) ***Fair value through profit or loss***

This category comprises only in-the-money derivatives (see financial liabilities policy for out-of money derivatives), which are carried at fair value with changes in the fair value recognised in the income statement in finance income or expense line item.

(b) ***Loans and receivables***

These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the case of the Company and its Group, loans and receivables comprise trade and other receivables, intra-group loans and cash and cash equivalents.

Loans and receivables are initially recognised at fair value, plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less.

Financial liabilities

The Group and the Company classify their financial liabilities into one of the categories listed below.

Unless otherwise indicated, the carrying amounts of the Groups financial liabilities are a reasonable approximation of their fair values.

(a) ***Fair value through profit or loss***

This category comprises only out-of-the-money derivatives, which are carried at fair value with changes in the fair value recognised in the income statement in the finance income or expense line item.

(b) ***Other financial liabilities***

Other financial liabilities include interest bearing loans, trade payables (including rent deposits and retentions under construction contracts) and other short-term monetary liabilities. Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Interest bearing loans are initially recorded at fair value net of direct issue costs, and subsequently carried at amortised cost using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Expenses

Expenses are accounted for on an accruals basis. Fees payable to the Property Adviser are calculated with reference to the cost or valuation of the underlying properties held by the Group. Fees in respect of properties under construction are included within the cost of such properties, until such times as they are transferred to investment property, whereupon future fees are expensed in the income statement.

All other administration expenses are charged through the income statement.

Transaction costs directly attributable to the purchase of the investment properties are included within the cost of the property.

Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

Share-based payments

The Group makes equity-settled and cash-settled share-based payments to certain employees and service providers. Equity-settled, share based payments are measured at fair value as at the date of grant. The fair value determined at grant date is expensed on a straight line basis over the vesting period. Vesting conditions associated with the instruments are market related and are accordingly ignored when assessing the number of instruments that will vest.

Dividends

Dividends to the Company's shareholders are recognised when they become legally payable. In the case of interim dividends, this is when declared by the directors. In the case of final dividends, this is when approved by the shareholders at an AGM.

Investment in subsidiary undertakings

Investment in subsidiary undertakings are stated at cost less, where appropriate, provisions for impairment.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated and are based on historical experience as adjusted for current market conditions and other factors. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of

causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(a) **Estimate of fair value of investment properties**

The best evidence of fair value is current prices in an active market for similar lease and other contracts. In the absence of such information, the Group determines the amount within a range of reasonable, fair value estimates. In making its judgement, the Group considers information from a variety of sources and engages external, professional advisers to carry out third party valuations of its properties. These are completed in accordance with the appropriate sections of the current Practice Statements contained in the Royal Institution of Chartered Surveyors Appraisal and Valuation Standards, 5th Edition (the "Red Book"). This is an internationally accepted basis of valuation.

In completing these valuations the valuer considers the following:

(i) current prices in an active market for properties of a different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences;

(ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(iii) discounted cash flow projections based on reliable estimates of future cash flows, derived from the terms of any existing lease and other contracts and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

(b) **Income taxes and VAT**

The Group is subject to income taxes and VAT in different jurisdictions. Estimates are required in determining the worldwide provision for these taxes. There are some transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax, deferred tax provisions and recoverable VAT balances in the period in which such determination is made.

(c) **Acquisitions**

The consideration payable in respect of each acquisition is dependant upon certain future events. In calculating each acquisition the Directors have assessed the most probable outcome as at the balance sheet date. The Directors will reconsider the consideration payable at each year end and adjust accordingly.

(d) **Estimate of fair value of financial instruments**

In accordance with the stated accounting policy, the Group is required to determine the fair value of the financial instruments it employs, being interest rate derivative contracts and forward currency derivative contracts. These instruments are valued by reference to valuation techniques employed by the counterparty to the instrument. Those techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows.

4. REVENUE

	2007 *US$'000*	2006 *US$'000*
Company:		
Income from cash and cash equivalents	23,556	28,640
Dividends from subsidiary undertakings	-	116
Interest from subsidiary undertakings	39,842	11,040
	63,398	39,796

Group:
Gross rental income for the year ended 31 December 2007 amounted to US$38.5 million (2006: US$16.9 million).

The Group leases all of its investment properties under operating leases. Leases are typically for terms of three, five, seven or ten years.

At the balance sheet date the Group had contracted with tenants for the following future minimum lease payments:

	US$'000
Within one year	38,360
In second year	38,059
In the third to fifth years (inclusive)	96,839
After five years	94,305
	267,563

5. ADMINISTRATION EXPENSES

	2007 *Company* *US$'000*	2007 *Group* *US$'000*	2006 *Company* *US$'000*	2006 *Group* *US$'000*
Property Adviser management fees	16,707	4,832	5,879	1,828
Property Adviser performance fees	-	-	4,021	1,407
Equity-settled share-based payment expense (see note 26)	2,196	796	1,423	279
Directors' remuneration	409	409	324	324
Auditors' remuneration	84	84	44	117
Depreciation	-	53	-	-
Administration, registrar & other operating expenditure	9,195	12,306	4,122	5,098
	28,591	18,480	15,813	9,053

The Property Adviser fees are project specific and are included in the cost of investment properties under construction on consolidation where appropriate. Cumulative fees of US$21.084 million (2006: US$7.809 million) were included in the cost of investment properties and properties under construction at 31 December 2007. Performance fees are partly share-based payments as detailed in note 26.

6. FINANCE INCOME AND EXPENSE

	2007 Group US$'000	2007 Group US$'000	2006 Group US$'000	2006 Group US$'000
Finance income				
Income from cash and cash equivalents	24,433		28,754	
Interest income on loans receivable	2,594		1,285	
Total interest income		27,027		30,039
Net gain on maturing forward currency derivative contracts	1,792		-	
Net change in fair value of open forward currency derivative contracts	1,030		-	
Net change in fair value of open interest rate derivative contracts	-		-	
		2,822		-
		29,849		30,039
Finance expense				
Interest expense on financial liabilities measured at amortised cost		1,798		2,073
Net change in fair value of open interest rate derivative contracts		-		-
		1,798		2,073

The above financial income and expense include the following in respect of assets and liabilities not at fair value through profit or loss:

	2007 US$'000	2006 US$'000
Total interest income on financial assets	27,027	30,039
Total interest expense on financial liabilities	(1,798)	(2,073)
	25,229	27,966

7. TAX

	2007 Group US$'000	2006 Group US$'000
The tax expense for the year comprises:		
Current taxation	3,402	593
(Over)/under provision in prior year	(3)	284
Increase in deferred tax asset	(851)	(312)
Increase in deferred tax liability	19,739	3,905
Income tax expense	22,287	4,470

The charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2007 Group US$'000	2006 Group US$'000
Profit before tax	117,541	37,035
Tax at the Russian corporate tax rate of 24%	28,210	8,890
Tax effect of income not subject to tax	(4,610)	(7,127)
Tax effect of non deductible expenses	3,031	2,423
Tax effect of financing arrangements	(4,341)	-
Under provision in prior year	(3)	284
Tax charge	22,287	4,470

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2007 Group US$'000	2006 Group US$'000
Earnings for the purposes of basic and diluted earnings per share being net profit attributable to equity holders of the parent.	95,254	32,565

Number of shares

Number of ordinary shares for the purposes of basic earnings per share and dilutive earnings per share:

	2007 Group No.'000	2006 Group No.'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	426,063	337,565
Effect of dilutive potential ordinary shares:		
Options	134	184
Warrants	539	736
Weighted average number of ordinary shares for the purposes of diluted EPS	426,736	338,485

The Company has issued 25,088,757 options (2006: 25,058,189), which vesting is based on the share price based performance criteria. At 31 December 2007 the performance criteria had not been met and accordingly the options have not been included in the calculation of dilutive earnings per share.

9. DIVIDENDS

	2007 Group US$'000	2006 Group US$'000
Final dividend of 2 pence (2006: nil) per ordinary share proposed and paid during the year relating to the previous year's results	17,531	-
Interim dividend of 2.5 pence (2006: 2 pence) per ordinary share paid during the year	22,025	17,075
	39,556	17,075

The directors are proposing a final dividend of 4 pence (2006: 2 pence) per ordinary share, totalling US$ 34,305,024 (2006: US$17,075,551). This dividend has not been accrued at the balance sheet date.

During the year, script dividends of 622,536 in respect of 2006 final dividend and 3,531,478 in respect of 2007 interim were taken up by the shareholders

10. INVESTMENT PROPERTY

	2007 Group US$'000	2006 Group US$'000
Balance at 1 January	140,755	56,097
Effect of foreign exchange rate changes	2,228	(6,826)
Acquisitions in the year	55,853	-
Transfer from investment property under construction (note 11)	67,755	84,487
	266,591	133,758
Unrealised gains on revaluation of investment properties	79,659	6,997
Balance at 31 December	346,250	140,755

The fair value of the Group's investment property at 31 December 2007 and 31 December 2006 has been arrived at on the basis of market valuations carried out at that date by Jones Lang LaSalle, independent valuers not connected with the Group. The valuations were carried out in accordance with guidance issued by the Royal Institution of Chartered Surveyors.

The definition of Market Value is "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and willing seller in an arms length transaction after proper marketing wherein parties had each acted knowledgeably, prudently and without compulsion".

The Group has pledged approximately US$279 million of its investment property to secure banking facilities granted to the Group (note 19).

11. INVESTMENT PROPERTY UNDER CONSTRUCTION

	2007 Group US$'000	*2006 Group US$'000*
Balance at 1 January	51,941	-
Costs incurred	261,002	140,888
Effect of foreign exchange rate changes	1,580	(4,460)
Transfer to investment property (note 10)	(67,755)	(84,487)
Balance at 31 December	246,768	51,941

12. INTANGIBLE ASSETS

	2007 Group US$'000	*2006 Group US$'000*
Goodwill		
Balance at 1 January	-	-
Acquired through business combinations (note 30)	2,265	-
Balance at 31 December	2,265	-

Goodwill has arisen on the acquisition of 50 per cent. of Roslogistics at which point a contract was put in place with the other party giving joint control.

13. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

	Share Capital US$'000	*Loans US$'000*	*Total US$'000*
Balance at 1 January 2006	30	19,230	19,260
Loans to subsidiary undertakings	-	143,235	143,235
Balance at 31 December 2006	30	162,465	162,495
Acquisition of shares in subsidiary undertakings	1	-	1
Loans to subsidiary undertakings	-	449,155	449,155
Balance at 31 December 2007	31	611,620	611,651

The Group's investment properties are held by its subsidiary undertakings.

All loans to subsidiary undertakings are unsecured and repayable on demand and are subject to a weighted average interest rate of 12.23 per cent. (2006: 11.8 per cent.).

The principal subsidiary undertakings of Raven Russia Limited, all of which have been included in these consolidated financial statements, are as follows:

Name	*Country of incorporation*	*Proportion of ownership interest at 31 December*	
		2007	*2006*
ZAO Kulon Estates	Russia	100%	100%
ZAO Kulon Developments	Russia	100%	100%
Petroestate LLC	Russia	100%	-
OOO Fenix	Russia	100%	100%
OOO EG Logistics	Russia	100%	-
ZAO Kulon Istra	Russia	100%	-
LLC Kalyinovka Enterprises	Ukraine	100%	-
OOO Real Invest	Russia	100%	-
OOO Soyuz-Invest	Russia	100%	-
OOO Rezerv-Invest	Russia	100%	-
OOO Omega	Russia	100%	-
OOO Terramarket	Russia	100%	-
OOO Piramida	Russia	100%	-
ZAO Noginsk Vostok	Russia	100%	-
OOO Kulon spb	Russia	100%	-
OOO Pulkovo Estates	Russia	100%	-
ZAO Resource Economia	Russia	100%	50%

14. INVESTMENT IN JOINT VENTURES

The Group has interests in joint controlled entities as follows:

Name	*Country of incorporation*	*Proportion of ownership interest at 31 December*	
		2007	*2006*
Megalogix Limited	Cyprus	50%	50%
Roslogistics Holdings (Russia) Limited	Cyprus	50%	-

The Group's 50 per cent. interest in Megalogix Limited has been accounted for by proportionate consolidation. The following amounts have been recognised in the consolidated balance sheet and income statement relating to Megalogix Limited.

	2007 US$'000	*2006 US$'000*
Non-current assets	11,730	1,228
Current assets	16,492	62
Current liabilities	(593)	-
Non-current liabilities	(27,726)	(1,029)
Net liabilities	(97)	261
Income	-	-
Expenses	(358)	(20)
Loss after tax	(358)	(20)

The Group's share of Megalogix Limited's contingent liabilities and capital commitments is US$nil (2006: US$nil) and US$174 million (2006: US$nil) respectively.

The Group's 50 per cent. interest in Roslogistics Holdings (Russia) Limited has been accounted for by proportionate consolidation. The following amounts have been recognised in the consolidated balance sheet and income statement relating to Roslogistics Holdings (Russia) Limited.

	2007 *US$'000*	*2006* *US$'000*
Non-current assets	1,106	-
Current assets	3,016	-
Current liabilities	(1,560)	-
Non-current liabilities	(1,731)	-
Net assets	831	-
Income	1,225	-
Expenses	(1,392)	-
Loss after tax	(167)	-

The Group's share of Roslogistics Holdings (Russia) Limited's contingent liabilities and capital commitments is US$nil (2006: US$nil) and US$nil (2006: US$nil) respectively.

15. OTHER RECEIVABLES

	2007 *Company* *US$'000*	*2007* *Group* *US$'000*	*2006* *Company* *US$'000*	*2006* *Group* *US$'000*
Loans receivable	-	58,913	-	21,032
VAT recoverable	-	24,321	-	753
Other assets	-	5,522	-	135
	-	88,756	-	21,920

VAT recoverable arises through the payment of value added tax on construction of investment properties which will be recovered through the offset of VAT paid on future revenue receipts. VAT recoverable has been split between current and non-current assets based on the Group's assessment of when recovery will occur.

The loans receivable are unsecured, with a weighted average loan period of 1 year and a weighted average interest rate of 12.72 per cent..

16. TRADE AND OTHER RECEIVABLES

	2007 *Company* *US$'000*	*2007* *Group* *US$'000*	*2006* *Company* *US$'000*	*2006* *Group* *US$'000*
Trade receivables	-	2,315	-	4,319
Prepayments	1,220	11,554	266	-
VAT recoverable	-	5,580	-	-
Loans receivable	-	2,413	-	-
Other receivables	-	6,048	-	9,644
Loan to subsidiary undertaking	5,650	-	-	-
	6,870	27,910	266	13,963

17. FORWARD CURRENCY DERIVATIVE CONTRACTS

The Group has entered into a series of forward currency derivative contracts to manage its exposure to certain russian rouble construction contracts. At 31 December 2007 there were open contracts to sell US dollars amounting to US$ 21.7 million and buy russian rouble of RUR 560.6 million, an average rate of 25.85. The fair values of the contracts at 31 December 2007 amounted to US$ 1,030,425 (asset).

18. CASH AND CASH EQUIVALENTS

	2007 Company US$'000	*2007 Group US$'000*	*2006 Company US$'000*	*2006 Group US$'000*
Cash at bank and on call	37,010	229,500	29,074	42,112
Money market instruments	251,330	251,329	714,071	714,071
	288,340	480,829	743,145	756,183

All the money market instruments attract variable interest rates. The weighted average interest rate at the balance sheet date is 5.46 per cent.

19. INTEREST BEARING LOANS AND BORROWINGS

	2007 Company US$'000	*2007 Group US$'000*	*2006 Company US$'000*	*2006 Group US$'000*
(a) **Bank loans**				
Loans due for settlement within 12 months	-	2,893	-	2,105
Loans due for settlement after 12 months	-	92,945	-	15,110
	-	95,838	-	17,215
(b) **Other interest bearing loans**				
Loans due for settlement within 12 months	-	1,911	-	768
Loans due for settlement after 12 months	-	35,311	-	2,210
	-	37,222	-	2,978
Total loans due for settlement within 12 months	-	4,804	-	2,873
Total loans due for settlement after 12 months	-	128,256	-	17,320
	-	133,060	-	20,193

The Group's bank borrowings have the following maturity profile:

	2007 Group US$'000	*2006 Group US$'000*
On demand or within one year	2,893	2,105
In the second year	2,625	15,110
In the third to fifth years	89,274	-
After five years	1,046	-
	95,838	17,215

The Group's exposure to, and the credit ratings of, its counterparties are continuously monitored. The average investment grade of the Group's bank borrowings at 31 December 2007 was A and for 31 December 2006 it was A. The other interest bearing loans are unrated.

20. DEFERRED TAX

(a) Deferred tax asset

	Tax losses US$'000	*Other US$'000*	*Total US$'000*
Balance at 1 January 2006	713	-	713
Credit to income	266	46	312
Balance at 31 December 2006	979	46	1,025
Credit to income	552	299	851
Balance at 31 December 2007	1,531	345	1,876

The Group does not have any unrecognised deferred tax assets

(b) Deferred tax liability

	Accelerated tax allowances US$'000	*Revaluation of investment property US$'000*	*Total US$'000*
Balance at 1 January 2006	691	921	1,612
Charge to income	2,226	1,679	3,905
Balance at 31 December 2006	2,917	2,600	5,517
Charge to income	841	18,898	19,739
Balance at 31 December 2007	3,758	21,498	25,256

21. OTHER PAYABLES

	2007 Company US$'000	*2007 Group US$'000*	*2006 Company US$'000*	*2006 Group US$'000*
Rent deposits	-	3,909	-	1,506
Deferred revenue	-	89	-	105
Retention under construction contracts	-	8,434	-	3,592
	-	12,432	-	5,203

22. TRADE AND OTHER PAYABLES

	2007 Company US$'000	*2007 Group US$'000*	*2006 Company US$'000*	*2006 Group US$'000*
Investment property acquisition obligations	-	22,350	-	35,260
Other creditors	9,100	34,028	6,566	9,164
	9,100	56,378	6,566	44,424

23. SHARE CAPITAL

	2007 *US$'000*	2006 *US$'000*
Authorised share capital:		
1,000,000,000 ordinary shares of 1p each:	20,105	20,105
Issued share capital:	8,648	8,538

Ordinary shares of 1p each:

	2007 *No.*	2006 *No.*
Balance at 1 January	424,663,711	153,000,000
Issued in the year	5,376,855	271,663,711
Balance at 31 December	430,040,566	424,663,711

Included in the issued shares during the year are 1,222,841 ordinary shares (2006: 2,098,501) issued to the Property Adviser in settlement of their performance fee. Of the authorised share capital 41,815,542 ordinary shares are reserved for options and warrants.

24. RESERVES

The following describes the nature and purpose of each reserve within equity:

Reserve	*Description and purpose*
Share capital	The amount subscribed for share capital at nominal value.
Share premium	The amount subscribed for share capital in excess of nominal value.
Special reserve	During 2006 the Company applied to the Royal Court of Guernsey to reduce its capital by cancellation of its share premium at that time and creation of a separate special reserve, which is an additional distributable reserve to be used for all purposes permitted under Guernsey Company law, including the buy back of shares and the payment of dividends.
Capital reserve	The amount of any capital profits and losses, including gains and losses on the, disposal of investment properties (after taxation), increases and decreases in the fair value of investment properties held at each period end and deferred taxation of the increase in fair value of investment properties.
Warrant reserve	The amount of share-based payment expenses in relation to warrants issued, to be credited to share capital and premium upon the exercise of a warrant or credited to retained reserves should a warrant lapse.
Share option reserve	The amount of share-based payment expenses in relation to options issued, to be credited to share capital and premium upon the exercise of options or credited to retained reserves should options lapse.
Share-based payment reserve	The amount of any performance fee due to the Property Adviser that is to be settled by a post balance sheet issue of shares.
Retained earnings	The amount of any profit or loss for the year after payment of dividends.
Translation reserve	The amount of any gains or losses arising on the retranslation of net assets of overseas operations into US dollars.

25. NET ASSET VALUE PER SHARE

	2007 Company US$'000	2007 Group US$'000	2006 Company US$'000	2006 Group US$'000
Net asset value	897,761	969,464	899,340	910,450
Net asset value attributable to future issues of shares	–	–	(2,815)	(2,815)
Adjusted net asset value	897,761	969,464	896,525	907,635
Number of ordinary shares at 31 December	430,040,566	430,040,566	424,663,711	424,663,711
Net asset value per share	2.09	2.25	2.11	2.14

26. SHARE-BASED PAYMENTS

(a) Terms

In 2005, as part consideration for the services offered by Cenkos Securities Limited and Kinmont Limited under the Placing Agreement, options were granted to these companies pursuant to which they have the right to subscribe for 1,530,000 and 382,500 ordinary shares respectively at £1.00 per share, such options to be exercisable at any time during the period to 24 July 2010.

In 2005, to incentivise personnel of the Property Adviser involved in providing advice to the Group, the Company granted to the trustee of the Raven Mount Employee Benefit Trust an option to acquire up to 7.5 per cent. of its issued ordinary share capital from time to time. The options will vest in three tranches. The options are exercisable over a period of 4 to 12 years following admission dependent on cumulative performance criteria of between 9 per cent. and 12 per cent. of total shareholders return having been met.

The exercise price for each tranche is set by reference to the average price of the Company's shares in the month preceding the first and second anniversaries of the Company's Admission to AIM (for tranche two and three). Tranche one options have an exercise price of £1.00 per share.

In 2005, the Company has issued warrants to the Property Adviser pursuant to which the Property Adviser has been granted the right to subscribe for 7,650,000 ordinary shares in the Company at £1.00 per ordinary share such warrants to be exercisable at any time during the period of 5 years from the date of Admission. The Warrant Instrument provides that the Warrant Holder from time to time may transfer all or part of their Warrants.

	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	34,620,687	101p	21,037,500	100p
Adjustment to equity settled options	30,570	107p	13,583,187	101p
Outstanding at the end of the period	34,651,257	103p	34,620,687	101p
Exercisable options at the end of the period	1,912,500	100p	1,912,500	100p
Exercisable warrants at the end of the period	7,650,000	100p	7,650,000	100p

Under the agreement, the Raven Mount Plc Employee Benefit Trust has the right to 7.5 per cent. of the issued share capital. The directors estimate the number of options to vest and make an adjustment in each year accordingly. Following the issue of additional shares during the year, an adjustment was made to options granted to the trust in 2005, to maintain its right to 7.5 per cent. of the issued share capital of the company.

The weighted average exercise price of outstanding options at 31 December 2007 was 103.3p (2006: 106.3p) with a weighted average remaining contractual life of 8.4 years.

The weighted average exercise price of outstanding warrants at 31 December 2007 was £1.00, with a weighted average remaining contractual life of 2.6 years.

(b) **Share based payment charge**

The Group recognised a total share-based payment expense of US$2,196,000 (2006: US$1,423,000). Of the share-based payment costs relating to warrants and options US$796,000 (2006: US$279,000) was expensed and US$1,400,000 (2006: US$1,144,000) was included in investment property under construction.

(c) **Other equity-settled payments**

Any performance fee payable to the Property Adviser is to be settled as to 30 per cent. in cash and as to the balance in ordinary shares allotted by reference to the average closing mid-market price of such shares over the last 20 trading days for the relevant accounting period for which the performance relates.

27. CAPITAL COMMITMENT

The Company had committed to fund the development of and/or purchase assets with an estimated end value of US$1,069 million (2006: US$889 million). The actual value of total commitments may differ due to changing construction budgets and phasing, the share of development profits where appropriate and the set off of accrued mezzanine finance interest receivable. At 31 December 2007, US$301 million of the above commitment have been incurred.

28. INVESTMENT ADVISER

As disclosed in the Directors' Report the Property Adviser received US$ 16,474,540 for the services of property management and an allotment of 1,222,841 shares during the year as part payment of a prior year performance fee.

As at 31 December 2007, US$ 2,876,531 of the above fees remains outstanding and US$ 15,503,372 has been capitalised in investment property under construction.

29. RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

Directors' interests

Directors who held office at the year end and their interests in the shares of the Company as at 31 December 2007 were:

	Ordinary shares	*Percentage of issued share capital*
Richard Jewson	60,000	0.014%
Stephen Coe	20,000	0.005%
David Moore	29,227	0.007%
John Peters	45,000	0.010%

During the year the Directors received the following emoluments in the form of fees

Richard Jewson	£50,000.00
Stephen Coe	£23,333.31
David Moore	£40,000.00
John Peters	£40,000.00
Adrian Collins	£40,000.00
Glyn Hirsch	£0

Administrators

Stephen Coe was formerly a director of Investec Administration Services Limited which acted as the companies Administrator until 15 November 2007. Investec Administration Services Limited received £505,190.90 in payment of administration services during the period to the date of termination of its appointment.

Legal Advisers

David moore is a partner in Ozannes, Advocates and Notaries Public. Ozannes provide independent legal advice to the company. Total legal fees paid to Oxannes in the year ended 31 December 2007 amounted to £128,753.76

30. FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks in relation to the financial instruments it uses: market risk (including currency risk, price risk and cash flow interest rate risk), credit risk and liquidity risk. The financial risks relate to the following financial instruments: trade receivables, cash and cash equivalents, trade and other payables, borrowings and derivative contracts.

Risk management parameters are established by the Board on a project by project basis and overseen by the property adviser and administrator in conjunction with professional advisers. Reports are provided to the Board formally on a quarterly basis and also when authorised changes are required. Cash and cash equivalents are actively managed by two major investment banks, who report to the administrator on performance on a monthly basis.

(a) **Market risk**

Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from a variety of currency exposures, primarily with respect to US dollars, sterling and the Russian rouble. Foreign exchange risk arises from future commercial transactions (including construction contracts and lease receivables), recognised monetary assets and liabilities and net investments in foreign entities.

The majority of the Group's transactions are denominated in US dollars. As the Group's capital was raised in sterling, the decision was taken to convert the majority of the Group's cash and cash equivalents to US dollars in July 2007. The average exchange rate on conversion was just over US$2 to £1.

In some cases underlying construction contracts on the Group's development projects are denominated in Russian roubles. Non deliverable forward contracts have been taken out to hedge against the US dollar Russian rouble exposure, on a project by project basis, where appropriate.

At holding company level, the Group's exposure to sterling is restricted to head office costs and dividend payments.

The table below summarises the Group's and Company's currency profile at 31 December.

Group *As at 31 December 2007*	*US Dollars* *US$'000*	*Russian Rouble* *US$'000*	*Sterling and other* *US$'000*	*Total* *US$'000*
Non-current assets				
Loans receivable	58,913	-	-	58,913
Other non-current assets	228	4,894	400	5,522
Current assets				
Trade receivables	1,367	832	116	2,315
Loans receivable	-	2,413	-	2,413
Other current receivables	3,314	2,731	3	6,048
Forward currency derivative contracts	1,030	-	-	1,030
Cash and cash equivalents	396,151	54,867	29,811	480,829
	461,003	65,737	30,330	557,070
Non-current liabilities				
Interest bearing bank loans and borrowings	128,256	-	-	128,256
Rent deposits	3,909	-	-	3,909
Retentions under construction contracts	6,670	1,764	-	8,434
Current liabilities				
Interest bearing bank loans and borrowings	4,804	-	-	4,804
Investment property acquisition obligations	22,350	-	-	22,350
Other creditors	11,593	13,332	9,103	34,028
	177,582	15,096	9,103	201,781

Group *As at 31 December 2006*	*US Dollars* *US$'000*	*Russian Rouble* *US$'000*	*Sterling and other* *US$'000*	*Total* *US$'000*
Non-current assets				
Loans receivable	21,032	-	-	21,032
Other non-current assets	-	135	-	135
Current assets				
Trade receivables	4,319	-	-	4,319
Other current receivables	5,066	4,313	265	9,644
Cash and cash equivalents	-	-	756,183	756,183
	30,417	4,448	756,448	791,313
Non-current liabilities				
Interest bearing bank loans and borrowings	17,320	-	-	17,320
Rent deposits	1,506	-	-	1,506
Retentions under construction contracts	3,592	-	-	3,592
Current liabilities				
Interest bearing bank loans and borrowings	2,873	-	-	2,873
Investment property acquisition obligations	35,260	-	-	35,260
Other creditors	336	2,262	6,566	9,164
	60,887	2,262	6,566	69,715

Company *As at 31 December 2007*	*US Dollars* *US$'000*	*Sterling* *US$'000*	*Other* *US$'000*	*Total* *US$'000*
Non-current assets				
Loans to subsidiaries	597,860	447	13,313	611,620
Current assets				
Loans to subsidiaries	5,650	-	-	5,650
Cash and cash equivalents	263,009	25,331	-	288,340
	866,519	25,778	13,313	905,610
Current liabilities	558	8,005	537	9,100
Trade and other payables	558	8,005	537	9,100

Company *As at 31 December 2006*	*US Dollars* *US$'000*	*Sterling* *US$'000*	*Other* *US$'000*	*Total* *US$'000*
Non-current assets				
Loans to subsidiaries	162,465	-	-	162,465
Current assets				
Cash and cash equivalents	-	743,145	-	743,145
	162,465	743,145	-	905,610
Current liabilities	-	6,566	-	6,566
Trade and other payables	-	6,566	-	6,566

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur and changes in some of the assumptions may be correlated, for example a change in interest rate and a change in foreign currency exchange rates. The Group principally manages foreign currency risk on a project basis. The sensitivity analysis prepared by management for foreign currency risk illustrates how changes in the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The tables above present financial assets and liabilities denominated in foreign currencies held by the Group in 2007 and 2006 used to monitor foreign currency risk at the reporting dates. If the US dollar weakened or strengthened by 10 per cent. against the Russian rouble, with all other variables held constant, net asset value on consolidation for the year would move by $5m. There would be no significant movement on consolidated profit. If the US dollar weakened or strengthened by 10 per cent. against sterling with all other variables held constant, post tax profit for the year and net asset value would move by $2 million.

The tables above present financial assets and liabilities denominated in foreign currencies held by the Group in 2007 and 2006 used to monitor foreign currency risk at the reporting dates. If the US dollar weakened or strengthened by 10 per cent. against the Russian rouble, with all other variables held constant, post tax profit for the year would move by $5 million. If the US dollar weakened or strengthened by 10 per cent. against sterling with all other variables held constant, post tax profit for the year would move by $2 million.

Cash flow and fair value interest rate risk

The Group has significant interest-bearing cash resources, the majority of which are held in liquidity funds of two major investment banks and in business accounts with its principal bankers.

The Group's interest rate risk arises from long-term borrowings (see note 19). Borrowings issued at variable rates expose the Group to cash flow interest rate risk, whilst borrowings issued at a fixed rate expose the Group to fair value risk. The Group's cash flow and fair value interest rate risk is periodically monitored by the Group's Board of directors and advisers on a project basis. The cash flow and fair value risk policy is approved quarterly by the Board of directors.

The Group analyses its interest rate exposure on a dynamic basis. It takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest costs may increase as a result of such changes. They may reduce or create losses in the event that unexpected movements arise. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run for only liabilities that represent the major interest-bearing positions. The simulation is run on an ongoing basis to verify that the maximum potential impact is within the parameters expected by management. Formal reporting to the Board on cash flows is made on a quarterly basis. To date the Group has sought to fix its exposure to interest rates on borrowings through the use of a variety of interest rate derivatives.

Trade and other receivables and payables are interest free and have settlement dates within one year. As the Group had minimal gearing during the year and only began drawing on external finance at the end of the last quarter, there was no significant exposure to interest rate risk.

(b) **Credit risk**

The Group has no significant concentrations of credit risk. Credit risk arises from the holding of cash and cash equivalents as well as credit exposures with respect to rental customers, including outstanding receivables. Credit risk is managed by the property adviser and the administrator and structures the levels of credit risk it accepts by placing limits on its exposure to a single counterparty or groups of related counterparties and to geographical and industry segments, where appropriate. Such risks are subject to regular review and are reported to the Board, formally, on a quarterly basis.

The Group has policies in place to ensure that rental contracts are made with customers meeting appropriate balance sheet covenants, supplemented by rental deposits or bank guarantees from International banks. The Group also has policies that limit the amount of credit exposure to any financial institution.

(c) **Liquidity risk**

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Board and its advisers seek to have appropriate credit facilities in place on a project by project basis, either from available internal cash resources or from bank facilities.

The Group's liquidity position is monitored on a daily basis by the property adviser and the administrators, reviewing any cash draw request. Formal liquidity reports are issued from all jurisdictions on a weekly basis and are reviewed quarterly by the Board of directors, along with cash flow forecasts. A summary table with maturity of financial assets and liabilities is presented below.

Group	*2007 US$'000*	*2006 US$'000*
Financial assets - non-current		
Trade and other receivables with no fixed term	88,756	21,920
Financial assets - current		
Trade and other receivables - maturity within one year	27,910	13,963
Forward currency derivative contracts - maturing within one year	1,030	-
Cash and cash equivalents - maturity within one year	480,829	756,183
	509,769	770,146
Financial liabilities - non-current		
Interest bearing loans and borrowings - maturing		
- between one and two years	37,936	18,089
- between two and five years	89,274	-
- after more than five years	1,046	-
	128,256	18,089
Financial liabilities - current		
Trade and other payable - maturity within one year	56,378	44,424
Interest bearing loans and borrowings - maturity within one year	4,804	2,873
	61,182	47,297
	409,087	726,680

Company	*2007 US$'000*	*2006 US$'000*
Financial assets - non-current		
Loans to subsidiaries with no fixed term	449,155	143,255
Financial assets - current		
Trade and other receivables - maturity within one year	6,870	266
Cash and cash equivalents - maturity within one year	288,340	743,145
	295,210	743,411
Financial liabilities - current		
Trade and other payable - maturity within one year	9,100	6,566
	753,465	893,232

(d) **Capital risk management**

The Group's objectives when managing capital are to safeguard the Group's ability to continue are a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt. Where the Group or Company are in a net cash position, the gearing ratio will be zero.

The gearing ratios at 31 December 2007 and 2006 were as follows:

Group	*2007 US$'000*	*2006 US$'000*
Non-current liabilities	165,944	28,040
Current liabilities	61,182	47,297
Total borrowings	227,126	75,337
Less: cash and cash equivalents	480,829	756,183
Net debt	(253,703)	(680,846)
Equity	969,464	910,450
Total capital	715,761	229,604
Gearing ratio	Nil	Nil

Company	2007 US$'000	2006 US$'000
Non-current liabilities	-	-
Current liabilities	9,100	6,566
Total borrowings	9,100	6,566
Less: cash and cash equivalents	288,340	743,145
Net debt	(279,240)	(736,579)
Equity	897,761	899,340
Total capital	618,521	162,761
Gearing ratio	Nil	Nil

31. ACQUISITIONS IN THE YEAR

On 16 August 2007 the Group acquired, via its wholly owned subsidiary Raven Russia Holdings 9 Limited, 50 per cent. of the issued ordinary share capital of Roslogistics Holdings (Russia) Limited. This company in turn acquired 100 per cent. of the trade of Avalon Logistics Company, Avalon Imports and Avalon Systems Visions, which operate a logistics and import business in Russia.

32. SUBSEQUENT EVENTS

There has been no significant events since the balance sheet date, which in the opinion of the Directors require disclosure in the financial statements.

33. SEGMENTAL INFORMATION

The Directors are of the opinion that the Group is engaged in two business segments, being property investment and logistics operations, and in one geographical area, the Commonwealth of Independent States.

	Property Investment 2007 US$'000	Logistics 2007 US$'000	Total 2007 US$'000
Income Statement			
Revenue			
External sales	37,297	1,225	38,522
Segment result			
Operating profit/(loss)	90,280	(214)	90,066
Finance income	30,221	-	30,221
Finance expense	(1,793)	(5)	(1,798)
Profit/(loss) before tax	118,708	(219)	118,489
Tax	(22,339)	52	(22,287)
Net profit/(loss) for the year	96,369	(167)	96,202
Other information			
Depreciation	-	53	53
Gains on revaluation of investment properties	79,659	-	79,659
Recognised share based payments	(2,126)	0	(2,126)
Capital expenditure			
Purchase of investment properties	(55,853)	0	(55,853)
Payments for investment properties under construction	(261,004)	0	(261,004)
Purchase of property, plant and equipment	0	(819)	(819)

	Property Investment 2007 US$'000	*Logistics 2007 US$'000*	*Total 2007 US$'000*
Balance Sheet			
Assets			
Non-current assets	683,774	3,048	686,822
Current assets	507,327	3,015	510,342
Total assets	1,191,101	6,063	1,197,164
Liabilities			
Non-current liabilities	(164,213)	(1,731)	(165,944)
Current liabilities	(59,246)	(1,560)	(60,806)
Total liabilities	(223,459)	(3,291)	(226,750)
Net assets	967,642	2,772	970,414

Comparative segmental information has not been provided as the Group only engaged in one business segment during 2006, being property investment.

SECTION C: AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

Independent Auditors' Report

To the members of Raven Russia Limited

We have audited the Group and parent company financial statements ("the financial statements") of Raven Russia Limited for the year ended 31 December 2006, which are set out on pages 19 to 45. These financial statements have been prepared under the historical cost convention as modified by the revaluation of investment properties and in accordance with the accounting policies as set out on pages 27 to 45.

This report is made solely to the Company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law, 1994. Our audit work is undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the Statement of Directors' Responsibilities within the Directors' Report the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Guernsey) Law, 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law is not disclosed.

We read the other information included in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman's Statement, Property Review, Company Summary, Directors, and Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS, of the state of Group's affairs at 31 December 2006 and of its profit for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRS, of the state of the Company's affairs at 31 December 2006 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies (Guernsey) Law, 1994.

BDO Novus Limited
CHARTERED ACCOUNTANTS
Elizabeth House
St Peter Port
Guernsey.

18 May 2007

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 Revenue £'000	2006 Capital £'000	2006 Total £'000	4 July 2005 to 31 December 2005 Revenue £'000	4 July 2005 to 31 December 2005 Capital £'000	4 July 2005 to 31 December 2005 Total £'000
Gross rental income	6	8,430	-	8,430	140	-	140
Property operating expenditure		(2,973)	-	(2,973)	(92)	-	(92)
Net rental income		5,457	-	5,457	48	-	48
Selling, general and administrative expenses	4	(4,564)	-	(4,564)	(4,400)	-	(4,400)
Other gains		61	-	61	-	-	-
Net foreign currency gains		76	-	76	256	-	256
Operating expenditure		(4,427)	-	(4,427)	(4,144)	-	(4,144)
Operating profit/(loss) before gains on investment properties		1,030	-	1,030	(4,096)	-	(4,096)
Unrealised gains on revaluation of investment properties	8	-	3,480	3,480	-	1,908	1,908
Operating profit/(loss)		1,030	3,480	4,510	(4,096)	1,908	(2,188)
Investment income		3,442	-	3,442	-	-	-
Bank interest receivable		10,860	-	10,860	2,797	-	2,797
Loan interest receivable		639	-	639	57	-	57
Bank borrowing costs		(1,031)	-	(1,031)	(33)	-	(33)
Finance income		13,910	-	13,910	2,821	-	2,821
Profit/(loss) before tax		14,940	3,480	18,420	(1,275)	1,908	633
Tax	5	(1,388)	(835)	(2,223)	7	(458)	(451)
Net profit/(loss) for the year/period		13,552	2,645	16,197	(1,268)	1,450	182
Earnings per share - basic	7			4.80p			0.12p
Earnings per share - diluted	7			4.79p			0.12p

The total column of this statement represents the Group's Income Statement, prepared in accordance with IFRS. The revenue and capital columns are both supplied as supplementary information permitted by IFRS. All items in the above statement derive from continuing operations.

All income is attributable to the equity holders of the parent company. There are no minority interests.

The accompanying notes are an integral part of this statement.

Company Income Statement

For the year ended 31 December 2006

	Notes	2006 £'000	4 July 2005 to 31 December 2005 £'000
Revenue	6	19,794	2,843
Selling, general and administration expenses	4	(7,865)	(4,111)
Net foreign currency (losses)/gains		(6,343)	255
Operating expenditure		(14,208)	(3,856)
Profit/(loss) before tax		5,586	(1,013)
Tax		-	-
Net profit/(loss) for the year/period		5,586	(1,013)

All items in the above statement derive from continuing operations.

The accompanying notes are an integral part of this statement.

Consolidated Balance Sheet

As at 31 December 2006

	Notes	2006 £'000	2005 £'000
Non-current assets			
Investment property	8	70,010	27,902
Investment property under construction	9	25,835	-
Deferred tax asset	14	510	355
Other receivables	11	10,903	1,706
		107,258	29,963
Current assets			
Trade and other receivables	12	6,945	1,385
Cash and cash equivalents	17	376,117	141,069
		383,062	142,454
Total assets		490,320	172,417
Non-current liabilities			
Interest bearing loans and borrowings	13	8,615	10,106
Deferred tax liability	14	2,744	802
Other payables	15	2,588	376
		13,947	11,284
Current liabilities			
Trade and other payables	16	22,096	13,130
Interest bearing loans and borrowings	13	1,429	1,115
		23,525	14,245
Total liabilities		37,472	25,529
Net assets		452,848	146,888
Equity			
Share capital	19	4,247	1,530
Special reserve	21	439,165	143,374
Capital reserve	22	4,095	1,450
Warrant reserve	23	1,279	1,279
Share options reserve	24	1,231	523
Share based payment reserve	25	1,400	-
Retained earnings/(deficit)	26	7,711	(1,268)
Translation reserve		(6,280)	-
Total equity		452,848	146,888
Net asset value per share	27	106p	96p

The accounts on pages 19 to 45 were approved by the Board of Directors on 18 May 2007 and signed on its behalf by:

Steve Coe
Director

John Peters
Director

The accompanying notes are an integral part of this statement.

Company Balance Sheet

As at 31 December 2006

	Notes	2006 £'000	2005 £'000
Non-current assets			
Investments in subsidiary undertakings	10	80,823	9,580
Current assets			
Trade and other receivables	12	133	903
Cash and cash equivalents	17	369,632	139,010
		369,765	139,913
Total assets		450,588	149,493
Current liabilities			
Trade and other payables	16	3,266	3,800
Total liabilities		3,266	3,800
Net assets		447,322	145,693
Equity			
Share capital	19	4,247	1,530
Special reserve	21	439,165	143,374
Warrant reserve	23	1,279	1,279
Share options reserve	24	1,231	523
Share based payment reserve	25	1,400	-
Retained earnings/(deficit)	26	-	(1,013)
Total equity		447,322	145,693
Net asset value per share	27	105p	95p

The accounts on pages 19 to 45 were approved by the Board of Directors on 18 May 2007 and signed on its behalf by:

Steve Coe
Director

John Peters
Director

The accompanying notes are an integral part of this statement.

Consolidated Statement of Changes in Equity

For the period 4 July 2005 to 31 December 2005

	Notes	Share Capital £'000	Share Premium £'000	Special Reserve £'000	Capital Reserve £'000	Warrant Reserve £'000	Share Options Reserve £'000	Translation Reserve £'000	Share Based Payment Reserve £'000	Retained Earnings £'000	Total £'000
Issue of ordinary share capital, net of issue costs	19,20	1,530	143,374								144,904
Conversion of share premium	20,21		(143,374)	143,374							-
Net profit for the period	26									182	182
Transfer in respect of gains on investment properties	22,26				1,450					(1,450)	-
Recognition in respect of share-based payments	23,24					1,279	523				1,802
At 31 December 2005		1,530	-	143,374	1,450	1,279	523	-	-	(1,268)	146,888
For the year ended 31 December 2006											
Translation on consolidation								(6,280)			(6,280)
Net profit for the year	26									16,197	16,197
Total recognised income for the year		-	-	-	-	-	-	(6,280)	-	16,197	9,917
Issue of ordinary share capital, net of issue costs	19,20	2,696	297,282								299,978
Issue in respect of Property Adviser's fees	19,20	21	2,429								2,450
Conversion of share premium	20,21		(299,711)	299,711							-
Dividends paid	26,28									(8,493)	(8,493)
Transfer from special reserves to retained earnings	21,26			(3,920)						3,920	-
Transfer in respect of gains on investment properties	22,26				2,645					(2,645)	-
Recognition in respect of share based payments	24						708				708
Property Adviser's fees to be settled by post balance sheet issue of shares	25								1,400		1,400
At 31 December 2006		4,247	-	439,165	4,095	1,279	1,231	(6,280)	1,400	7,711	452,848

The accompanying notes are an integral part of this statement.

Company Statement of Changes in Equity

For the period 4 July 2005 to 31 December 2005

	Notes	Share Capital £'000	Share Premium £'000	Special Reserve £'000	Warrant Reserve £'000	Share Options Reserve £'000	Share Based Payment Reserve £'000	Retained Earnings £'000	Total £'000
Issue of ordinary share capital, net of issue costs	19,20	1,530	143,374						144,904
Conversion of share premium	20,21		(143,374)	143,374					-
Net loss for the period	26							(1,013)	(1,013)
Recognition in respect of share-based payments	23,24				1,279	523			1,802
At 31 December 2005		1,530	-	143,374	1,279	523	-	(1,013)	145,693
For the year ended 31 December 2006									
Issue of ordinary share capital, net of issue costs	19,20	2,696	297,282						299,978
Issue in respect of Property Adviser's fees	19,20	21	2,429						2,450
Conversion of share premium	20,21		(299,711)	299,711					-
Net profit for the year	26							5,586	5,586
Dividends Paid	26,28							(8,493)	(8,493)
Transfer from special reserves to retained earnings	21,26			(3,920)				3,920	-
Recognition in respect of share based payments	24					708			708
Property Adviser's fees to be settled by post balance sheet issue of shares	25						1,400		1,400
At 31 December 2006		4,247	-	439,165	1,279	1,231	1,400	-	447,322

The accompanying notes are an integral part of this statement.

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Notes	2006 £'000	4 July 2005 to 31 December 2005 £'000
Cash flows from operating activities			
Operating profit/(loss) for the year/ period		4,510	(2,188)
Adjustments for:			
Gains on revaluation of investment properties	8	(3,480)	(1,908)
Recognised share based payments	29	139	197
Performance fee to be settled by share issue		700	-
Increase in operating trade and other receivables		(5,193)	(2,092)
Increase in operating trade and other payables		5,961	7,357
		2,637	1,366
Investment income received		14,732	2,797
Bank borrowing costs paid		(1,031)	(33)
Dividends paid	28	(8,493)	-
Tax paid		(436)	-
Net cash from operating activities		7,409	4,130
Cash flows from investing activities			
Purchase of investment properties		(6,426)	(5,089)
Payments for investment properties under construction		(54,715)	-
Loans advanced		(10,252)	(482)
Loans repaid		482	-
Net cash used in investing activities		(70,911)	(5,571)
Cash flows from financing activities			
Proceeds from the issue of share capital		300,004	147,027
Issue costs		(26)	(519)
Repayments of borrowings		(1,177)	(3,998)
Net cash from financing activities		298,801	142,510
Net increase in cash and cash equivalents		235,299	141,069
Opening cash and cash equivalents		141,069	-
Effect of foreign exchange rate changes		(251)	-
Closing cash and cash equivalents		376,117	141,069

The accompanying notes are an integral part of this statement.

Company Cash Flow Statement

For the year ended 31 December 2006

	Notes	2006 £'000	4 July 2005 to 31 December 2005 £'000
Cash flows from operating activities			
Profit/(loss) before tax		5,586	(1,013)
Adjustments for:			
Foreign exchange loss arising from non-operating activities		5,613	-
Recognised share based payments	29	708	197
Performance fee to be settled by share issue	25	1,400	-
Investment income	6	(14,303)	(2,843)
Interest accrued included in the carrying value of subsidiary	6	(5,491)	-
Increase in operating trade and other receivables		(69)	(63)
Increase in operating trade and other payables		1,174	3,729
Cash generated from operations		(5,382)	7
Interest income received	6	14,303	2,740
Dividend received	6	58	-
Dividends paid	28	(8,493)	-
Net cash from operating activities		486	2,747
Cash flows from investing activities			
Investment in subsidiary undertakings		(70,324)	(9,763)
Loans advanced		-	(482)
Loans repaid		482	-
Net cash used in investing activities		(69,842)	(10,245)
Cash flows from financing activities			
Proceeds from the issue of share capital		300,004	147,027
Issue costs		(26)	(519)
Net cash from financing activities		299,978	146,508
Net increase in cash and cash equivalents		230,622	139,010
Opening cash and cash equivalents		139,010	-
Closing cash and cash equivalents		369,632	139,010

The accompanying notes are an integral part of this statement.

Notes to the Financial Statements

For the year ended 31 December 2006

1. General Information

Raven Russia Limited is a Company incorporated in Guernsey. The address of the registered office is shown on page 46. The financial statements were authorised for issue on 18 May 2007 by Steve Coe and John Peters on behalf of the board.

The nature of the Group's operations and its principal activities are set out in the Directors' Report.

Foreign operations are included in accordance with the policies set out in note 2.6.

2. Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the period, is set out below:

2.1 Basis of Accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee ("IASC") that remain in effect.

The financial statements have been prepared on the historical cost basis, except for the revaluation of investment properties.

At the date of authorisation of these financial statements, the following standards and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:-

- IFRS 7: Financial instruments: Disclosures and the related amendments to IAS 1 on capital disclosures - for accounting periods commencing on or after 1 January 2007.
- IFRS 8: Operating segments - for accounting periods commencing on or after 1 January 2009.
- IFRIC 7: Applying the Restatement Approach under IAS 29: Financial Reporting in Hyperinflationary Economies - for accounting periods commencing on or after 1 March 2006.
- IFRIC 8: Scope of IFRS 2 - for accounting periods commencing on or after 1 May 2006.
- IFRIC 9: Reassessment of embedded derivatives - for accounting periods commencing on or after 1 June 2006.
- IFRIC 10: Interim financial reporting and impairments - for accounting periods commencing on or after 1 November 2006.
- IFRIC 11: IFRS 2 – Group and Treasury Share Transactions - for accounting periods commencing on or after 1 March 2007.
- IFRIC 12: Service Concession Arrangements - for accounting periods commencing on or after 1 January 2008.

The Directors anticipate that the adoption of these standards and interpretations in future periods will not have material impact on the financial statements of the Group, except for the additional disclosures on capital and financial instruments when IFRS 7 comes into effect.

2.2 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and the special purpose vehicles controlled by the Company, made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefit from its activities.

Investment properties have been acquired through special purpose vehicles (SPVs). In the opinion of the Directors, these transactions did not meet the definition of a business combination as set out in IFRS 3 "Business Combinations". Accordingly the transactions have not been accounted for as business acquisitions and instead the financial statements reflect the substance of the transactions, which is considered to be the purchases of investment properties and associated net assets.

The results of SPVs acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of SPVs to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

2.3 Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake economic activity that is subject to joint control. The Group undertakes its joint ventures through jointly controlled entities. The consolidated financial statements include the Group's proportionate share of these entities' assets, liabilities, income and expenses on a line by line basis from the date on which joint control commences to the date on which joint control ceases.

2.4 Revenue recognition

Rental revenues are accounted for on an accruals basis. Rent is billed in advance and then allocated to the appropriate period. Therefore, deferred revenue generally represents advance payments from tenants. Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

2.5 Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2.6 Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group entities are measured in the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in pounds sterling, which is the Company's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

c) **Group companies**

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
(ii) income and expenses for each income statement are translated at the average exchange rate prevailing in the period; and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, the exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7 **Taxation**

The Company is exempt from Guernsey taxation on income derived outside of Guernsey and bank interest earned in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989. A fixed annual fee of £600 is payable to the States of Guernsey in respect of this exemption. No charge to Guernsey taxation will arise on capital gains.

The Directors conduct the Group's affairs such that the management and control is not exercised in the United Kingdom and so that neither the Company nor any of its subsidiaries carries on any trade in the United Kingdom. Accordingly, the Company and its subsidiaries will not be liable for UK taxation.

The Group is liable to Russian tax arising on the activities of its Russian operations.

The Group is liable to Cypriot tax arising on the activities of its Cypriot operations.

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2.8 Investment property

Property held to earn rentals and/or for capital appreciation and that is not occupied by the companies in the Group, is classified as investment property.

Investment property comprises freehold land, freehold buildings and land held under operating lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. The Group has appointed Jones Lang LaSalle as property valuers to prepare valuations on a semi-annual basis. Valuations will be undertaken in accordance with International Valuation Standards published by the International Valuations Standards Committee. Gains or losses arising from changes in the fair value of investment property are included in the income statement in the period in which they arise.

The purchase of the investment properties is often made using SPVs.

The acquisition of a corporate vehicle, whose only activity is that of holding the targeted investment property, is accounted for based on the substance of the transaction. The Directors consider the substance of such transactions to be property acquisitions as opposed to a business combination under IFRS 3.

2.9 Investment property under construction

Properties in the course of construction for rental purposes, or for purposes not yet determined are carried at cost, less any recognised impairment loss. Cost includes professional fees and borrowing costs capitalised in accordance with the Group's accounting policy. Upon completion of the construction of property for rental purposes, the property is transferred to investment property at fair value when it is available for letting.

Where a property is constructed under a forward funding arrangement, the Group will provide the developer with funding for the development, generating interest. Such interest accrues throughout the construction period and is not reflected in income but instead is applied as a cost rebate in arriving at the purchase cost of the property.

2.10 Borrowing costs

Borrowing costs that are directly attributable to the construction of investment property are capitalised as incurred.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

2.11 Interest-bearing loans and borrowings

Interest bearing loans are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

2.12 Expenses

Expenses are accounted for on an accruals basis. Fees payable to the Property Adviser are calculated with reference to the cost or valuation of the underlying properties held by the Group. Fees in respect of properties under construction are included within the cost of such properties, until such times as they are transferred to investment property, whereupon future fees are expensed in the income statement.

All other administration expenses are charged through the income statement.

Transaction costs directly attributable to the purchase of the investment properties are included within the cost of the property.

2.13 Segmental reporting

The Directors are of the opinion that the Group is engaged in a single segment of business being property investment business and in one geographical area, Russia.

2.14 Cash and cash equivalents

Cash at bank and short term deposits that are held to maturity are carried at cost. Cash and cash equivalents consist of cash in hand, short term deposits in banks and money market instruments with an original maturity of three months or less.

2.15 Share-based payments

The Group has applied the requirement of IFRS 2 Share-based Payments.

The Group makes equity-settled and cash-settled share-based payments to certain employees and service providers. Equity-settled, share based payments are measured at fair value as at the date of grant. The fair value determined at grant date is expensed on a straight line basis over the vesting period, based on the Group's estimate of the number of instruments that will eventually vest. Further details of how the fair value is determined are shown in note 29.

2.16 Financial liability and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

2.17 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument.

2.18 Trade and other payables

Trade payables are not interest bearing and are stated at their nominal value.

2.19 Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

2.20 Investment in subsidiary undertakings

Investment in subsidiary undertakings are stated at cost less, where appropriate, provisions for impairment.

3. Financial risk factors

The Group is exposed to interest rate risk, credit risk, liquidity risk and currency risk arising from the financial instruments it holds. The risk management policies employed by the Group to manage these risks are discussed below:

(a) Interest rate risk

The Group's exposure to interest rate risk relates to the Group's loans receivable, cash and cash equivalents, and long-term debt obligations. Interest rate risk is the risk that the value of financial instruments will fluctuate due to changes in market interest rates. Financial instruments issued at variable rates expose the Group to cash flow interest rate risk. Financial instruments issued at fixed rates expose the Group to fair value interest rate risk. The Group's loans receivable are at fixed rates and the cash and cash equivalents are at variable rates. To date the Group has borrowed funds at variable rates. The Group monitors this situation on an on-going basis.

(b) Credit risk

Credit risk arises when a failure by counter-parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. In the event of a default by an occupational tenant, the Group will suffer a rental shortfall and incur additional costs, including legal expenses in maintaining, insuring and re-letting the property.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents, the Group's exposure to credit risk arises from default of the counterparty with a maximum exposure equal to the carrying value of these instruments. The Group has determined to maintain its cash and cash equivalent balances with financial institutions, with a minimum credit rating of 'A'. The Group monitors the placement of cash balances on an ongoing basis.

(c) Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group has procedures with the object of minimising such losses such as maintaining sufficient cash and other highly liquid current assets and will negotiate additional credit facilities as and when required. Cash and cash equivalents are placed with financial institutions on a short term basis reflecting the Group's desire to maintain a high level of liquidity to enable timely completion of investment transactions.

(d) Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group's measurement currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Russian Rouble, United States Dollar and Sterling. The Group's management monitors the exchange rate fluctuations on an on-going basis.

The financial instruments of the Company and its Group had the following currency profile at the balance sheet date:

Group 31 December 2006	Sterling £'000	US Dollar £'000	Russian Rouble £'000	Total £'000
Non-current assets				
Loans receivable	-	10,461	-	10,461
Other assets	-	-	442	442
Current assets				
Trade receivables	-	-	2,148	2,148
Other receivables	132	2,520	2,145	4,797
Call deposits	14,304	354	6,288	20,946
Money market instruments	355,171	-	-	355,171
	369,607	13,335	11,023	393,965
Non-current liabilities				
Interest bearing loans and borrowings	-	8,615	-	8,615
Rent deposits	-	749	-	749
Retention under construction contracts	-	1,787	-	1,787
Current liabilities				
Investment property acquisition costs	-	17,538	-	17,538
Other creditors	3,266	167	1,125	4,558
Interest bearing loans and borrowings	-	1,429	-	1,429
	3,266	30,285	1,125	34,676
31 December 2005				
Non-current assets				
Other assets	-	-	1,706	1,706
Current assets				
Loan receivable	-	482	-	482
Other receivables	421	-	482	903
Call deposits	-	804	1,461	2,265
Money market instruments	138,804	-	-	138,804
	139,225	1,286	3,649	144,160
Non-current liabilities				
Interest bearing loans and borrowings	-	10,106	-	10,106
Rent deposits	-	325	-	325
Current liabilities				
Investment property acquisition costs	-	6,426	-	6,426
Other creditors	3,800	-	2,904	6,704
Interest bearing loans and borrowings	-	1,115	-	1,115
	3,800	17,972	2,904	24,676

Company 31 December 2006	Sterling £'000	US Dollar £'000	Russian Rouble £'000	Total £'000
Non-current assets				
Investment in subsidiary undertakings	-	80,823	-	80,823
Current assets				
Other receivables	133			133
Call deposits	14,303	158	-	14,461
Money market instruments	355,171	-	-	355,171
	369,607	80,981	-	450,588
Current liabilities				
Other creditors	3,266	-	-	3,266
31 December 2005				
Current assets				
Loan receivable	-	482	-	482
Other receivables	421	-	-	421
Call deposits	-	206	-	206
Money market instruments	138,804	-	-	138,804
	139,225	688	-	139,913
Current liabilities				
Other creditors	3,800	-	-	3,800

(e) Fair value estimation

The fair values of the Group's financial assets and liabilities approximate their carrying amounts at the balance sheet date.

4. Selling, general and administration expenses

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Property Adviser management fees	2,924	909	146	146
Property Adviser performance fees	2,000	700	3,500	3,500
Recognised option share-based payments (see note 29)	708	139	197	197
Directors' remuneration	161	161	40	40
Auditors' remuneration	22	58	28	38
Administration, registrar & other operating expenditure	2,050	2,597	200	479
	7,865	4,564	4,111	4,400

The Property Adviser fees are project specific and are included in the cost of investment properties under construction on consolidation where appropriate. Total fees of £3.9 million (2005: nil) were included in the cost of investment properties and properties under construction at 31 December 2006. Performance fees are partly share-based payments as detailed in note 29.

5. Tax

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
The tax expense for the year comprises:-				
Current taxation	-	295	-	(7)
Increase in deferred tax asset	-	(155)	-	-
Increase in deferred tax liability	-	1,942	-	458
Under provision in prior year	-	141	-	-
Income tax expense	-	2,223	-	451

The charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2006 Group £'000	2005 Group £'000
Profit before tax	18,420	633
Tax at the Russian corporate tax rate of 24%	4,421	152
Tax effect of income not subject to tax	(3,545)	(744)
Tax effect of non deductible expenses and effect of foreign exchange	1,343	1,043
Under provision in prior year	4	-
Tax charge	2,223	451

6. Revenue

	2006 Company £'000	2005 Company £'000
Company:		
Bank interest	10,836	2797
Investment income	3,409	-
Dividends from subsidiary undertakings	58	-
Interest from subsidiary undertakings	5,491	46
	19,794	2,843

Group:
Gross rental income for the year ended 31 December 2006 amounted to £8.43 million (2005: £0.14 million)
The Group leases all of its investment properties under operating leases. Leases are typically for terms of three, five, seven or ten years.
At the balance sheet date the Group had contracted with tenants for the following future minimum lease payments:-

	£'000
Within one year	11,350
In second year	11,306
In the third to fifth years (inclusive)	29,770
After five years	17,032
	69,458

7. Earnings per share

	2006 Group £'000	2005 Group £'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic and diluted earnings per share being net profit attributable to equity holders of the parent.	16,197	182
Number of shares		
Number of ordinary shares for the purposes of basic earnings per share and dilutive earnings per share:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	337,565	153,000
Effect of dilutive potential ordinary shares:		
Options	184	277
Warrants	736	1,108
Weighted average number of ordinary shares for the purposes of diluted EPS	338,485	154,385

The Company has issued 25,058,189 options (2005: 11,475,000), which vesting is based on the share price based performance criteria. At 31 December 2006 the performance criteria had not been met and accordingly the options have not been included in the calculation of dilutive earnings per share.

Since the balance sheet date the Company has issued a further 1,222,841 ordinary shares.

8. Investment property

	2006 Group £'000	2005 Group £'000
As at 1 January	27,902	-
Effect of foreign exchange rate changes	(3,395)	-
Acquisitions in the year /period	-	25,994
Transfer from investment property under construction (note 9)	42,023	-
	66,530	25,994
Unrealised gains on revaluation of investment properties	3,480	1,908
Balance as at 31 December	70,010	27,902

The fair value of the Group's investment property at 31 December 2006 has been arrived at on the basis of valuations carried out at that date by Jones Lang LaSalle, independent valuers not connected with the Group. Market Value valuation basis has been used as defined by the International Valuation Standards Committee ('VIC'). Valuation are gross of purchase cost.

The approved VIC definition of Market Value is "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and willing seller in an arms length transaction after proper marketing wherein parties had each acted knowledgeably, prudently and without compulsion".

The Group has pledged approximately £25.5m of its investment property to secure banking facilities granted to the Group (note 13).

The consideration payable in respect of each acquisition is dependant upon certain future events. In calculating each acquisition the Directors have assessed the most probable outcome as at the balance sheet date. The Directors will reconsider the consideration payable at each year end and adjust accordingly.

9. Investment property under construction

	2006 Group £'000	2005 Group £'000
As at 1 January	-	-
Costs incurred	70,076	-
Effect of foreign exchange rate changes	(2,218)	-
Transfer to investment property (note 8)	(42,023)	-
Balance as at 31 December	25,835	-

All expenditure on the acquisition and construction of investment property is capitalised on an accruals basis. Investment property under construction is reclassified to investment property upon completion of the project, when it is available for letting.

10. Investment in subsidiary undertakings

	Share Capital £'000	Loans £'000	Total £'000
At 4 July 2005	-	-	-
Acquisition of shares in subsidiary undertakings	15	-	15
Loans to subsidiary undertakings	-	9,565	9,565
At 31 December 2006	15	9,565	9,580
Loans to subsidiary undertakings	-	71,243	71,243
At 31 December 2006	15	80,808	80,823

The Group's investment properties are held by its subsidiary undertakings.

The Group's share of the assets and liabilities, revenues and expenses of the joint ventures is not significant at the balance sheet date.

All loans to subsidiary undertakings are unsecured and have no set repayment date and are subject to a weighted average interest rate of 11.8%.

11. Other receivables

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Loans receivable	-	10,461	-	-
Other assets	-	442	-	1,706
	-	10,903	-	1,706

Included in other assets is value added tax paid on construction of investment properties which will be recovered through the offset of VAT paid on future revenue receipts. VAT recoverable has been split between current and non-current assets based on the Group's assessment of when recovery will occur.

The loans receivable are secured, with a weighted average loan period of 1 year and a weighted average interest rate of 16.2%.

12. Trade and other receivables

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Trade receivables	-	2,148	-	-
Loan receivables	-	-	482	482
Other receivables	133	4,797	421	903
	133	6,945	903	1,385

13. Interest bearing loans and borrowings

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
(a) Bank loans				
Loans due for settlement within 12 months	-	1,047	-	1,115
Loans due for settlement after 12 months	-	7,516	-	10,106
	-	8,563	-	11,221
(b) Other interest bearing loans				
Loans due for settlement within 12 months	-	382	-	-
Loans due for settlement after 12 months	-	1,099	-	-
	-	1,481	-	-
Total loans due for settlement within 12 months	-	8,615	-	10,106
Total loans due for settlement after 12 months	-	1,429	-	1,115
	-	10,044	-	11,221

The bank borrowings are secured and bear a weighted average interest rate of 5.2% over 3 month US Libor per annum. The weighted average loan period is 5 years.

Other interest bearing loans are secured and bear a weighted average interest rate of 7% per annum. The weighted average loan period is 5 years.

All loans are sourced in United States dollars and the Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

14. Deferred tax

	Tax losses and foreign currency effect £'000	Other £'000	Total £'000
(a) Deferred tax asset			
At 4 July 2005	-	-	-
Charge to income	355	-	355
Charge to equity	-	-	-
At 1 January 2006	355	-	355
Charge to income	132	23	155
Charge to equity	-	-	-
At 31 December 2006	487	23	510

(b) Deferred tax liability	Accelerated tax allowances and other temporary differences £'000	Revaluation of investment property £'000	Total £'000
At 4 July 2005	-	-	-
Charge to income	344	458	802
Charge to equity	-	-	-
At 1 January 2006	344	458	802
Charge to income	1,107	835	1,942
Charge to equity	-	-	-
At 31 December 2006	1,451	1,293	2,744

15. Other payables

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Rent deposits	-	749	-	325
Deferred revenue	-	52	-	51
Retention under construction contracts	-	1,787	-	-
	-	2,588	-	376

16. Trade and other payables

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Investment property acquisition costs	-	17,538	-	6,426
Other creditors	3,266	4,558	3,800	6,704
	3,266	22,096	3,800	13,130

17. Cash and cash equivalents

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Call deposits	14,461	20,946	206	2,265
Money market instruments	355,171	355,171	138,804	138,804
	369,632	376,117	139,010	141,069

All the money market instruments attract variable interest rates. The weighted average interest rate at the balance sheet date is 5.2%.

18. Significant non-cash transactions

Investing activities
Upon acquisition of its investment properties in 2005 the Group acquired/assumed various assets and liabilities including borrowings of £11.7 million.

Financing activities
The proceeds from the issue of ordinary share capital were received after deduction of commissions totalling £10 million (2005: £5.9 million).

Included within issue costs shown in 2005 statement of changes in equity is the cost of issuing certain options and warrants for cost of £1.6 million.

19. Share capital

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Authorised share capital				
1,000,000,000 ordinary shares of 1p each:	10,000	10,000	10,000	10,000
Issued share capital:	4,247	4,247	1,530	1,530

	2006 Company No	2006 Group No	2005 Company No	2005 Group No
At at 1 January	153,000,000	153,000,000	-	-
Issued (ordinary shares of 1p each)	271,663,711	271,663,711	153,000,000	153,000,000
Balance as at 31 December	424,663,711	424,663,711	153,000,000	153,000,000

Included in the issued shares during the year are 2,098,501 ordinary shares issued to the Property Adviser. Of the authorised share capital 34,620,687 ordinary shares are reserved for options and warrants.

The Company has one class of ordinary shares which carry no right to fixed income.

20. Share premium

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	-	-	-	-
Premium arising on issue of ordinary shares	307,304	307,304	151,470	151,470
Issue in respect of Property Adviser's fees	2,429	2,429	-	-
Transaction costs on issue of ordinary shares	(10,022)	(10,022)	(8,096)	(8,096)
Conversion to special distributable reserve (note 21)	(299,711)	(299,711)	(143,374)	(143,374)
Balance as at 31 December	-	-	-	-

On 16 June 2006 the Royal Court of Guernsey confirmed the reduction of capital by way of cancellation of the Company's share premium. The amount cancelled has been credited as a distributable reserve.

21. Special reserve

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	143,374	143,374	-	-
On conversion from share premium (note 20)	299,711	299,711	143,374	143,374
Transfer from special reserve to retained earnings (note 26)	(3,920)	(3,920)	-	-
Balance as at 31 December	439,165	439,165	143,374	143,374

The special reserve is a distributable reserve to be used for all purposes permitted under Guernsey Company law, including the buy back of shares and the payment of dividends.

22. Capital reserve

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	-	1,450	-	-
Net fair value adjustments in the year/period on investment properties	-	2,645	-	1,450
Balance as at 31 December	-	4,095	-	1,450

The following are accounted for in this reserve:
- Gains and losses on the disposal of investment properties.
- Increases and decreases in the fair value of investment properties held at the period end.
- Deferred taxation on the increase in fair value of investment properties.

23. Warrant reserve

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	1,279	1,279	-	-
Recognised fair value of share-based payments for the year/period	-	-	1,279	1,279
Balance as at 31 December	1,279	1,279	1,279	1,279

Details of share-based payments in the period are shown in note 29.

24. Share options reserve

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	523	523	-	-
Recognised fair value of share-based payments for the year/period	708	708	523	523
Balance as at 31 December	1,231	1,231	523	523

Details of share-based payments in the period are shown in note 29.

25. Share-based payment reserve

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	-	-	-	-
Property Adviser's fees to be settled by post balance sheet issue of shares	1,400	1,400	-	-
Balance as at 31 December	1,400	1,400	-	-

This reserve will be transferred to share capital and premium upon the allotment of ordinary shares to the Property Adviser.

26. Retained earnings

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
As at 1 January	(1,013)	(1,268)	-	-
Net profit/(loss) for the year/period	5,586	16,197	(1,013)	182
Dividends paid	(8,493)	(8,493)	-	-
Transfer in respect of gains on investment properties	-	(2,645)	-	(1,450)
Transfer from special reserves to retained earnings (note 21)	3,920	3,920	-	-
Balance as at 31 December	-	7,711	(1,013)	(1,268)

Any surplus arising from the net profit for the period after payment of dividends is taken to this reserve.

27. Net asset value per share

	2006 Company £'000	2006 Group £'000	2005 Company £'000	2005 Group £'000
Net asset value	447,322	452,848	145,693	146,888
Net asset value attributable to future issues of shares	(1,400)	(1,400)	-	-
Adjusted net asset value	445,922	451,448	145,693	146,888
Number of ordinary shares at 31 December	424,663,711	424,663,711	153,000,000	153,000,000
Net asset value per share	105p	106p	95p	96p

28. Dividend per share

The dividend paid on 22 December 2006 was £8,493,274 (or 2p per share).

29. Share-based payments

(a) Terms

As part consideration for the services offered by Cenkos Securities Limited and Kinmont Limited under the Placing Agreement, options were granted to these companies pursuant to which they have the right to subscribe for 1,530,000 and 382,500 ordinary shares respectively at £1.00 per share, such options to be exercisable at any time during the period of five years from the date of Admission.

To incentivise personnel of the Property Adviser involved in providing advice to the Group, the Company granted to the trustee of the Raven Mount Employee Benefit Trust an option to acquire up to 7.5% of its issued ordinary share capital from time to time (less the number of shares under option in favour of Adrian Collins referred to in the Directors' Report). The options will vest in three tranches. The options are exercisable over a period of 4 to 12 years following admission dependent on cumulative performance criteria of between 9% and 12% of total shareholders return having been met.

The exercise price for each tranche is set by reference to the average price of the Company's shares in the month preceding the first and second anniversaries of the Company's Admission to AIM (for tranche two and three). Tranche one options have an exercise price of £1.00 per share.

The Company has issued warrants to the Property Adviser pursuant to which the Property Adviser has been granted the right to subscribe for 7,650,000 ordinary shares in the Company at £1.00 per ordinary share such warrants to be exercisable at any time during the period of 5 years from the date of Admission. The Warrant Instrument provides that the Warrant Holder from time to time may transfer all or part of their Warrants.

		2006 No of options	2005 No of options
Outstanding at beginning of period		21,037,500	-
Granted during the period:	Equity-settled options	13,583,187	13,387,500
	Equity-settled warrants	-	7,650,000
Outstanding at the end of the period		34,620,687	21,037,500
Exercisable options at the end of the period		1,912,500	1,912,500
Exercisable warrants at the end of the period		7,650,000	7,650,000

The weighted average exercise price of outstanding options at 31 December 2006 was 106.30p (2005: 103.67p) with a weighted average remaining contractual life of eleven years.

The weighted average exercise price of outstanding warrants at 31 December 2006 was £1.00, with a weighted average remaining contractual life of 4 years.

Following the issue of additional shares during the year, options were granted to Raven Mount Plc Employees Benefit Trust to maintain its right to 7.5% of the issued share capital of the Company.

(b) Calculation of the fair value of equity settled share based payments

All share based payments have been valued using a binomial model. The key inputs to this model are:

	Options	Warrants
Weighted average share price	102.46p	98.88p
Weighted average exercise price	104.92p	100.00p
Expected volatility	26%	26%
Risk free rate	4.16%	4.16%
Weighted average expected dividend yield	4.72%	4.55%

- No discount is applied to the option granted to the Raven Mount Employee Benefit Trust.
- Expected volatility was calculated on the one year volatility of an appropriate comparator company.
- The risk free rate is based on the yield on a zero coupon government security at grant date.

The Group recognised a total share-based payment expense of £707,690 (2006: £196,579). Of the share-based payment costs relating to warrants and options £138,914 (2005: £196,579) was expensed and £568,776 (2005: £nil) was included in investment property under construction.

(c) Other equity-settled payments

Any performance fee payable to the Property Adviser is to be settled as to 30% in cash and as to the balance in ordinary shares allotted by reference to the average closing mid-market price of such shares over the last 20 trading days for the relevant accounting period for which the performance relates.

30. Capital commitment

From incorporation until 31 December 2006, the Company had committed to fund the development of and/or purchase assets with an estimated end value of US$889 million (£453 million) (2005: US$111 million). Since the year end the Company has committed to additional projects with an estimated end value of US$111 million. The actual value of total commitments may differ due to changing construction budgets and phasing, the share of development profits where appropriate and the set off of accrued mezzanine finance interest receivable. At 31 December 2006, US$177 million (£90.5 million) of the above commitment have been incurred.

31. Related party transactions

Transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

As disclosed in the Directors' Report the Property Adviser received £2.9 million for the services of property management and a £2 million performance fee which was settled as £0.6 million in cash and £1.4 million by allotment of 1,222,841 shares to be issued after the year end.

As at 31 December 2006, £3.1 million of the above fees remains outstanding and £3.9 million has been capitalised in investment property under construction.

Other transactions involving the Administrator, the legal adviser and Directors are detailed in the Directors' Report on page 13 to 15.

PART 6

FINANCIAL INFORMATION ON THE RAVEN MOUNT GROUP

The financial information on Raven Mount set out below represents the financial statements of the Raven Mount Group and Raven Mount as published and the audit opinion thereon for the year ended 31 December 2008. The financial statements were audited by BDO Stoy Hayward LLP for the financial year 31 December 2008. The auditors' report for the financial year was unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

The financial information included within this Part 6 does not constitute statutory accounts within the meaning of section 240 of the Act or section 434 of the 2006 Act.

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF RAVEN MOUNT

We have audited the Raven Mount Group and parent company financial statements (the "financial statements") of Raven Mount for the period ended 31 December 2008 which comprise the consolidated income statement, the consolidated and company balance sheets, the consolidated cash flow statement, the consolidated statement of recognised income and expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The Raven Mount directors' responsibilities for preparing the Annual Report and Raven Mount Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and for being satisfied that the financial statements give a true and fair view are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, have been prepared in accordance with the Companies Act 2006 and give a true and fair view. We also to you report to you whether in our opinion the information given in the directors' report is consistent with those financial statements. We also report to you if, in our opinion, Raven Mount has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises only the directors' report, the chairman's statement, the chief executive's report, the finance director's report, the directors' remuneration report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 2006 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 2006 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Raven Mount Group's and Raven Mount's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Raven Mount Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Raven Mount Group's affairs as at 31 December 2008 and of its loss for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2008;
- the financial statements have been properly prepared in accordance with the Companies Act 2006; and
- the information given in the directors' report is consistent with the financial statements.

Russell Field
Senior Statutory Auditor

For and on behalf of BDO Stoy Hayward LLP
Statutory Auditors
London

31 March 2009

RAVEN MOUNT – CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2008

	Note	Total 2008 £'000	2007 £'000
Continuing			
Revenue	2	13,842	59,511
Cost of sales		(24,073)	(58,502)
Gross (loss)/profit		(10,231)	1,009
Administrative expenses			
- Cost of closure of pension scheme	4	(14,476)	-
- Other		(15,712)	(6,676)
Total Administrative expenses		(30,188)	(6,676)
Impairment charge on available for sale investments		(13,360)	-
Group operating loss	5	(53,779)	(5,667)
Finance income	6	3,777	6,277
Finance cost	6	(2,837)	(3,630)
Share of profit/(loss) of jointly controlled entities		1,172	(324)
Loss before tax		(51,667)	(3,344)
Tax	7	4,743	2,329
Loss for the year on continuing activities		(46,924)	(1,015)
Discontinuing			
Profit/(loss) on discontinued operations, net of tax	8	39,135	(1,149)
Loss for the year		(7,789)	(2,164)
Basic loss per Ordinary share	10	(6.9)p	(2.0)p

RAVEN MOUNT – CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES
For the year ended 31 December 2008

	Note	2008 £'000	2007 £'000
Losses on revaluation of available for sale investments recognised in equity	24(a)	-	(3,769)
Pension scheme actuarial gain		-	3,199
Deferred tax on items taken directly to equity	7	(369)	178
Loss for the year		(7,789)	(2,164)
Total recognised income and expense in the year		(8,158)	(2,556)

RAVEN MOUNT – CONSOLIDATED BALANCE SHEET
As at 31 December 2008

	Note	2008 £'000	2007 £'000
Non current assets			
Property	11	-	4,229
Plant and equipment	11	67	966
Investment in jointly controlled entities	12	2,528	42
Deferred tax assets	21	583	2,827
Retirement benefit surplus	4	-	5,027
		3,178	13,091
Current assets			
Inventories	13	34,762	83,586
Trade and other receivables	14	7,463	21,177
Available for sale investments	15	9,066	16,335
Cash and cash equivalents	16	37,538	4,392
Total current assets		88,829	125,490
Total assets		92,007	138,581
Current liabilities			
Trade and other payables		(17,791)	(11,951)
Bank loans and overdrafts	18	(15,134)	(18,330)
Short-term provisions	20	(1,048)	(1,593)
Total current liabilities		(33,973)	(31,874)
Non current liabilities			
Bank loans	18	-	(17,968)
Deferred tax liabilities	21	(583)	(6,767)
Total non current liabilities		(583)	(24,735)
Total liabilities		(34,556)	(56,609)
Net assets		57,451	81,972
Equity			
Called up share capital	22	114	118
Share premium account	24(a)	-	2,418
Other reserves	24(b)	102,654	99,974
Retained earnings	24(a)	(45,317)	(20,538)
Total equity		57,451	81,972

The financial statements were approved by the board of directors and authorised for issue on 31 March 2009.

....

A J G Bilton
Executive Chairman

B S Sandhu
Chief Executive

RAVEN MOUNT – CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2008

	Note	*2008* *£'000*	*2007* *£'000*
Loss before tax		(51,667)	(3,344)
Operating profit attributable to discontinuing operations		10,026	(1,472)
Finance income		(3,777)	(6,375)
Finance cost		2,837	4,445
Share of (profit)/loss of joint ventures		(1,172)	324
		(43,753)	(6,422)
Adjustments for non-cash items:			
Impairment of available for sale investments		13,360	-
Depreciation charge		156	260
Share-based payment charge		1,695	671
Pension scheme		10,130	-
Operating cash flows before movements in working capital		(18,412)	(5,491)
Decrease in provisions		(545)	(301)
Increase in inventories		(7,752)	(18,481)
Decrease/(increase) in receivables		4,701	(4,841)
Increase in payables		6,916	2,967
Pension contributions		(4,346)	(1,799)
		(1,026)	(22,455)
Net cash flows from operating activities		(19,438)	(27,946)
Investing activities			
Disposal of subsidiaries, net of cash disposed		28,193	-
Interest received		726	450
Dividends received		584	437
Purchase of available for sale investments		-	(297)
Amounts invested in jointly controlled entities		-	(5,166)
Amount received from jointly controlled entities		5,618	-
Proceeds on disposal of plant and equipment		-	74
Purchase of property		-	(4,265)
Purchase of plant and equipment		(267)	(901)
Net cash flows from investing activities		34,854	(9,668)
Financing activities			
Tax paid		(46)	-
Interest paid		(2,825)	(1,067)
Dividends paid		(1,565)	(1,991)
Purchase of own shares		(687)	-
New bank loans raised		26,049	17,968
Repayment of bank loans		-	(7,287)
Net cash flows from investing activities		20,926	7,623
Net increase/(decrease) in cash and cash equivalents		36,342	(29,991)
Cash and cash equivalents at beginning of year		(13,938)	16,053
Cash and cash equivalents at end of year	26	22,404	(13,938)

RAVEN MOUNT – NOTES TO THE FINANCIAL STATEMENTS

1. Accounting Policies

Basis of preparation

The Raven Mount Group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board as endorsed by the European Union. The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Practice (UK GAAP).

Impact of standards and interpretations in issue but not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for later accounting periods and which have not been adopted early. These are:

International Accounting Standards (IAS/IFRS)

IFRS 3	Business Combinations (revised) (Effective from 1 July 2009)
IFRS 8	Operating Segments (effective from 1 January 2009) Improvements to IFRSs (effective 1 January 2009)
IAS 1/32	Amendment to Puttable Financial Instruments and Obligations arising on Liquidation (effective from 1 January 2009)
IAS 1	Amendments to Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation (effective from 1 January 2009)
IAS 23	Amendments to Borrowing Costs (effective from 1 January 2009)
IAS 27	Amendments to Consolidated and Separate Financial Statements (effective from 1 July 2009)
IAS 39	Amendments to Financial Instruments: Recognition and Measurement: Eligible Hedged Items (effective 1 July 2009)
IFRS 1	Amendment to Cost of an Investment in a subsidiary, jointly-controlled entity or associate (effective from 1 January 2009)
IFRS 2	Amendment to Share Based Payment: Vesting Conditions and Cancellations (effective from 1 January 2009)

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfer of Assets from Customers

It is not expected that these will have any significant future impact on the Group's accounts except for:

- An amendment to IAS 23 Borrowing Costs which requires borrowing costs that relate to qualifying assets (assets that take a substantial period of time to get ready for sale) to be capitalised rather than immediately expensed. This may affect the accounting treatment of interest currently being expensed on a Jointly Controlled Entity, which amounted to £250,000 (2007: £Nil).
- An amendment to IAS 1 Presentation of Financial Statements. The Amendment to IAS 1 affects the presentation of owner changes in equity and of comprehensive income. An entity will be required to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income

statement and a statement of comprehensive income). In addition, the new requirements would require the presentation of an opening comparative balance sheet when there is a change in accounting policy. The standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs.

The principal accounting policies are described below:

Consolidation

The report consolidates the financial statements of Raven Mount and its subsidiaries drawn up to 31 December 2008. All intra-group balances, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Raven Mount Group obtains control, and continue to be consolidated until the date that such control ceases.

On 26 November 2008 Raven Mount became the legal parent company of Raven Mount Limited (formerly Raven Mount plc). Due to the relative values of the companies and Raven Mount's continuing operations of the combination being those of Raven Mount Limited, the substance of the combination was that Raven Mount Limited acquired Raven Mount in a reverse acquisition.

Under the requirements of the Companies Act 1985 it would normally be necessary for Raven Mount's consolidated accounts to follow the legal form of the business combination. In such a case the pre-combination results would be those of Raven Mount, which would exclude Raven Mount Limited. Raven Mount Limited would then be brought into the Raven Mount Group from 26 November 2008 being the date of acquisition. However, this would portray the combination as an acquisition of Raven Mount Limited by Raven Mount and would, in the opinion of the directors, fail to give a true and fair view of the substance of the business combination. Accordingly, the directors have adopted reverse acquisition accounting as the basis of consolidation in order to give a true and fair view.

As a consequence of applying reverse acquisition accounting, the results for the year ended 31 December 2008 comprise the results of Raven Mount Limited and it subsidiaries for its year ended 31 December 2008 plus those of Raven Mount from 26 November 2008, the date of the reverse acquisition, to 31 December 2008.

Comparative Results

The comparative figures reported for the year ended 31 December 2007 have been compiled from the 2007 Raven Mount Limited annual report and accounts.

Jointly controlled entities

In the Raven Mount Group's financial statements, interests in jointly controlled entities ("JCE's") are accounted for using the equity method of accounting. The consolidated income statement includes the Raven Mount Group's share of the JCE's post-tax results. In the consolidated balance sheet, the Raven Mount Group's share of the identifiable net assets attributable to its JCE is shown separately.

Profits and losses arising on transactions between the Raven Mount Group and JCE's are recognised only to the extent of unrelated investors' interests in the entity. The investor's share in the JCE's profits and losses resulting from these transactions is eliminated against the assets or liabilities of the JCE on the transaction.

Under the equity accounting method, the investment in a JCE is initially recognised at cost and the carrying amount is increased or decreased to recognise the investor's share of the profit or loss after the date of acquisition. However, if the investor's share of losses of a JCE equals or exceeds its interest in the JCE, the investor discontinues recognising its share of further losses and offsets such losses against any amounts receivable from the JCE.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for properties and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

The sale of both properties and land are recognised on legal completion. Fee income derived from the Raven Mount Group's development and asset management agreements is stated net of VAT and represents services performed in respect of property management work during the period.

Any performance fees received as part of the property fund management work performed by the Raven Mount Group are recognised at the time the income is capable of being measured reliably and it is probable that the income will be received or when a contingent qualifying event is crystallised.

Construction contract revenue arises from increases in valuations on contracts. Where the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. Stage of completion is assessed by reference to the proportion of contract costs incurred for the work performed to date relative to the estimated total costs, except where this would not be representative of the stage of completion.

Pensions

Benefit accruals under the Raven Mount Group's final salary pension scheme ceased with effect from 31 December 2005. The scheme's funds are administered by a Trustee and are independent of the Raven Mount Group's finances. Contributions are paid to the scheme in accordance with the recommendations of independent actuaries to provide retirement benefits based on benefits accrued as at 31 December 2005.

A charge or credit is included in other finance income representing the difference between the increase in the liabilities from the benefits being one year closer to payment and a charge or credit is included in other finance income representing the expected return on the scheme assets. The difference between the value of the scheme assets and its liabilities is included in the balance sheet. Deferred tax in respect of the difference is recognised separately in the balance sheet. Changes in liabilities resulting from changes in assumptions, differences between the actual and expected returns on assets and other experience gains and losses are recognised in the statement of total recognised income and expenses. Actuarial gains and losses are recognised in full as they arise.

Defined benefit scheme surpluses and deficits are measured at:

- the fair value of plan assets at the balance sheet date; less
- plan liabilities calculated using the projected unit method discounted to the present value of the projected accrued benefits

The fair value of plan assets has been determined by reference to the bid value of assets as required by IAS 19.

During the year there has been a full buyout of the pension scheme which has resulted in the prior year retirement benefit surplus and all the costs relating to the buyout of the pension scheme being taken directly to the income statement.

Additionally, the Raven Mount Group operates a defined contribution plan for new employees and former members of its final salary pension scheme who are current employees. Contributions to this plan, as well as to personal pension schemes, are charged to the income statement in the period in which they are payable.

Dividends

In accordance with IAS 10, interim dividends are recognised when they are paid and final dividends are recognised when they are approved by shareholders at a general meeting.

Dividend income from investments is recognised when the shareholders' right to receive payment have been legally declared and deemed payable.

Property, plant and equipment

Freehold land is not depreciated. Depreciation is provided on all other items of property, plant and equipment, to write off the carrying value of items over their expected useful economic lives. It is applied at the following rates:

- Plant and equipment 12½-33⅓%

Leased assets

Rentals paid under operating leases are charged to income on a straight-line basis over the period of the relevant lease.

Inventories

Work in progress on property developments is valued at the lower of cost and net realisable value. Costs exclude interest.

Taxation

Current taxation

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the

extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Financial liabilities and equity

Instruments issued by the entity are classified as debt or equity in accordance with IAS 32 'Financial instruments: Presentation'. Principally, this classification is based on a consideration of whether the instrument involves a contractual obligation to deliver cash or another financial asset, in which case the instrument is classified as a liability. If the instrument does not contain such a contractual obligation it is classified as equity. As the company's Ordinary shares of 0.1p contain no such contractual obligation they have been classified as equity.

Instruments that are to be settled through a variable number of the company's Ordinary shares are, in accordance with IAS 32, also classified as a liability unless the instrument constitutes an equity-settled share-based payment transaction to which IFRS 2 'Share-based Payments' applies in which case it is classified as equity.

Financial assets

The Raven Mount Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Raven Mount Group's accounting policy for each category is as follows:

Loans and receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (trade debtors), but also incorporate other types of contractual monetary asset. They are initially carried at fair value and subsequently carried at amortised cost.

Available-for-sale: Non-derivative financial assets not included in the above categories are classified as available-for-sale and comprise the Raven Mount Group's investments in entities not qualifying as subsidiaries, associates or jointly controlled entities. They are carried at fair value with changes in fair value recognised directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the full amount of the impairment, including any previous amount charged in equity, is recognised in the income statement. The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market with external investors, fair value is assessed by using earnings multiples, calculated with reference to comparable entities.

Share based employee remuneration

The Raven Mount Group has applied the requirements of IFRS 2 Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2006.

Where equity settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the consolidated income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Option shares cannot usually be exercised until 3 years after grant and are subject to a performance condition that the share price increase must exceed the RPI plus 3 per cent. per annum. This is first measured on the third anniversary of the date of grant, thereafter half yearly based on the prior December or June.

The Raven Mount Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled, share-based payments is expensed on a straight-line basis over the vesting period, based on the Raven Mount Group's estimate of shares that will eventually vest. Fair value is measured by use of a Black-Scholes model. When options are cancelled the balance of their fair value is charged to the income statement.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

Reserve for own shares

The reserve for own shares represent the cost of shares in Raven Mount purchased in the market and may be used to satisfy future share option exercises.

Critical accounting estimates and judgements

The Raven Mount Group makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Judgements

(a) *Fair value of financial instruments*

The Raven Mount Group determines the fair value of financial instruments that are not quoted, using valuation techniques and market comparables. Those techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realised immediately.

(b) *Inventory*

The Raven Mount Group holds inventories stated at the lower of cost and net realisable value. Such inventories include land, work in progress and completed available for sale units. As residential development in particular is speculative by nature, most inventories are not

covered by forward sale contracts. Furthermore due to the nature of the Raven Mount Group's activity, and in particular the size and length of the development cycle, the Group has to allocate site wide development costs between units being built or completed in the current period and those for future periods. In doing this it also has to forecast the cost to complete on such developments.

In making such assessments and allocations, there is a degree of inherent estimation uncertainty. The Group has established internal controls designed to effectively assess and review inventory carrying values and ensure the appropriateness of the estimates made.

(c) *Maintenance provision*

A provision is made at each year end in respect of housing sales completed in that year of 1.5 per cent. of the selling price of each unit sold. Maintenance costs are then charged to this account. The sufficiency of the residual provision is reviewed at the year-end.

(d) *Share based payment*

The Raven Mount Group has two types of equity-settled share-based remuneration schemes for employees. The fair value of share options is estimated by using the Black-Scholes valuation model on the date of grant based on certain assumptions. Those assumptions are described in note 23 and include, among others, the dividend growth rate, expected volatility, expected life of the options and number of options expected to vest.

2. Segmental Analysis

In previous years and during 2008 the Raven Mount Group operated in two business segments, namely Residential and other property development and Property fund management of Russian properties. However, during the year the Raven Mount Group sold the Russian Property Fund Management business and its results are disclosed in discontinued activities (note 8). Accordingly, the Raven Mount Group has only one business segment at 31 December 2008, being Residential and Other Property development. The Directors consider that the disclosure requirements of IAS14 in respect to its remaining business segment are sufficiently included within the continuing activities of the income statement, the consolidated balance sheet and the corresponding notes to the financial statements.

3. Employee information

(a) The average number of persons employed by the Raven Mount Group during the year was 157 (2007: 130). The total number of employees of the Raven Mount Group at 31 December 2008 was 39 (2007: 145).

(b) Raven Mount Group employment costs including directors:

	2008	*2007*
	£'000	*£'000*
Gross salaries and wages	6,808	6,974
Contribution payable to EBT	8,100	-
Employer's national insurance contributions or foreign equivalents	785	750
Equity settled share based payments charge (note 22)	1,695	671
Employer's pension costs	269	225
	17,657	8,620

Key management and personnel, as defined under IAS 24 'Related Party Disclosures' have been identified as the board of directors as the controls operated by the Raven Mount Group ensure that all key decisions are reserved for the board.

On 28 January 2009, in line with the policy outlined in Raven Mount's AIM Admission document dated 31 October 2008 (which provides for 20 per cent. of the cumulative net profits arising from the Russian Property Management business to be paid as a performance share), the Remuneration Committee of Raven Mount approved the payment of a contribution for the year ended 31 December 2008 with a value of £8.1 million to the Employee Benefit Trust of Raven Mount Limited, a wholly-owned subsidiary of Raven Mount, ("EBT"). The beneficiaries of the EBT include the executive directors of Raven Mount, being Anton Bilton, Bim Sandhu, Glyn Hirsch and Mark Kirkland and other employees of the Raven Mount Group.

This contribution has been accrued in Raven Mount's 2008 year end balance sheet, but not allocated between employees, and is payable whether the Possible Offer by Raven Russia (as referred to in the Chief Executive's statement) is made or not. Raven Mount and Raven Russia have therefore agreed that, should the Possible Offer be made and become or be declared wholly unconditional, the liability to pay the contribution to the EBT will remain with Raven Mount until immediately after such time, when it will be discharged by Raven Russia through the issue to the EBT of the same consideration and on the same terms as under the Possible Offer, namely by the issue of 8.1 million Units (a unit comprising one £1 preference share and one Warrant in Raven Russia Limited). The trustee of the EBT will then allocate the contribution in accordance with the terms of the EBT Trust Deed. Details of the arrangements relating to the discharge of the liability by Raven Russia are set out in the offer announcement for Raven Mount by Raven Russia under Rule 2.5 of the City Code and any Offer Document.

(c) Directors' remuneration (including non-executives) was:

	2008 *£'000*	*2007* *£'000*
Emoluments	1,139	1,091
Pension contributions	209	165
Equity settled share based payments charge (see note 22)	421	421
Total	1,769	1,677
Gains on exercise of share options	-	-

Details of remuneration, pension entitlements and interest in share options for each director are set out in the directors' remuneration report. Four executive directors (2007: 3) of the Raven Mount Group receive contributions to their own personal pension plans. In addition to the above, the executive directors are also potential beneficiaries of a share of an £8.1 million contribution to the EBT. Further details are given in note 3(b) above.

4. Pension Scheme

On 28 May 2008 the Trustees of the Swan Hill Pension Fund ("Scheme"), in conjunction with the Raven Mount Group, sold the Scheme to the Pension Insurance Corporation Limited at a cost to the Raven Mount Group of £6.6 million. The effect of this transaction is a charge to the income statement of £14.5 million comprising the £6.6 million additional contribution, £5.0 million balance sheet surplus of pension assets over pension liabilities, £0.5 million net interest received on the assets and liabilities of the Scheme (from 1 January to the date of sale of the Scheme), 2008 contributions to the Scheme of £1.8 million and associated costs of £0.6 million.

Of the total buy out cost of £6.6 million, £2.0 million was paid in the year and £4.6 million was paid on 5 January 2009 in full and final settlement.

Defined benefit scheme

Benefit accruals under the Raven Mount Group's final salary pension scheme ceased with effect from 31 December 2005. The Raven Mount Group paid contributions until the pension fund was disposed on 28 May 2008 as detailed above in order to provide security for existing pensions and the accrued benefits of current and former employees.

Group contributions to the scheme for the period totalled £1.8 million (2007: £1.7 million). Following the latest actuarial valuation as at 5 April 2005, the Raven Mount Group's contributions were fixed at £1.8 million per annum (including £0.2 million towards administrative expenses) for six years from 1 January 2006, after which they were expected to reduce to those required to meet the Scheme's administration expenses. The next actuarial valuation of the Scheme was due on 5 April 2008 but did not take place as the Raven Mount Group sold the pension scheme on 28 May 2008 as detailed above.

The net credit to finance income in the income statement for the Scheme was £0.5 million (2007: credit £1.2 million). (See note 7). As at 31 December 2008, the Scheme had been sold and there is no IAS 19 surplus or deficit (2007: IAS 19 surplus of £5.0 million leading to the inclusion in the balance sheet of a net retirement benefit surplus, after deferred tax, of £3.6 million). The total actuarial gain recognised in the statement of recognised income and expense is £Nil (2007: gain of £2.3 million) after deferred tax. These amounts and those set out below have been determined on the advice of qualified actuaries, who are employees of Watson Wyatt Limited, based on the most recent full actuarial valuation at 5 April 2005 updated to 31 December 2007. The mortality assumptions adopted were in line with standard tables PMA92/PFA92 calendar year 2005 treating members as being one year older than their actual ages. An allowance was made for possible future mortality improvements equivalent financially to a reduction in the discount rate of 0.25 per cent. per annum. This is broadly equivalent to an increase in life expectancy of one year every ten years.

The financial assumptions used for IAS 19 purposes were:

	2008 Percentage per annum	*2007 Percentage per annum*
Price inflation	-	3.3
General salary and wage inflation	-	n/a
Pension increases	-	3.3
Discount rate	-	6.0

The IAS 19 valuation assumes that mortality in retirement will be in the line with standard tables. The tables used are PMA92/PFA92 projected to calendar year 2005, with a +1 year age rating. An allowance is also made for anticipated future improvements in life expectancy by reducing the discount rate by 0.25 per cent. pa. The allowance made for future improvements in mortality is subjective and there are differing views on the rate and extent to which mortality improvements will continue in the future.

	2008 Expected rate of return % per annum	*2008 Market value £'m*	*2007 Expected rate of return % per annum*	*2007 Market value £'m*
Equities	-	-	-	42.4
Bonds	-	-	-	20.6
Property	-	-	-	0.8
Cash	-	-	-	3.4
Total	-	-	7.6	67.2

The position of the Scheme can be summarised as follows:

	2008 £'m	2007 £'m
Present value of the defined benefit obligation	-	(62.2)
Assets at fair value	-	67.2
Retirement benefit surplus/(liability)	-	5.0

Reconciliation of present value of defined benefit obligation for year to 31 December 2008

	2008 £'m	2007 £'m
Defined benefit obligation at start of year	62.2	66.4
Interest cost	1.6	3.4
Gain on change of assumptions	-	(4.6)
Experience loss	-	0.5
Actual benefit payments	-	(3.5)
Transferred to income statement on closure	(63.8)	-
Defined benefit obligation at end of year	-	62.2

Analysis of the amount charged to other finance income

	2008 £'m	2007 £'m
Expected return on Scheme assets	2.1	4.6
Interest on scheme liabilities	(1.6)	(3.4)
Net return	0.5	1.2
Net credit for the period	0.5	1.2

Reconciliation of fair value of assets for the year to 31 December 2008

	2008 £'m	2007 £'m
Fair value of Scheme assets at start of year	67.2	65.3
Expected return on Scheme assets	2.1	4.6
Actuarial (loss)/gain on Scheme assets	-	(0.9)
Company contributions	1.7	1.7
Actual benefit payments	-	(3.5)
Transferred to income statement on closure	(71.0)	-
Fair value of Scheme assets at end of year	-	67.2

Return on assets for year to 31 December 2008

	2008 £'m	2007 £'m
Expected return on Scheme assets	2.1	4.6
Actuarial (loss)/gain on Scheme assets	-	(0.9)
Actual return on Scheme assets	2.1	3.7
Net balance sheet position		
Defined benefit obligation	-	(62.2)
Fair value of assets	-	67.2
Funded status	-	5.0

Reconciliation of change in funded status for the year to 31 December 2008

	2008 £'m	2007 £'m
Defined benefit liability at start of year	5.0	(1.1)
Pension income	0.5	1.2
Company contributions	1.7	1.7
Gain recognised in SORIE	-	3.2
Charged to income statement on closure	(7.2)	-
Defined benefit asset/(liability)	-	5.0

5. Raven Mount Group operating loss

The Raven Mount Group operating loss is stated after charging:

	2008 £'000	2008 £'000	2007 £'000	2007 £'000
Depreciation of fixed assets		245		260
Auditors' remuneration:				
- Fees payable to the company's auditor for the audit of the group's annual accounts	40		40	
- Fees payable to the company's auditor for the audit of the subsidiary accounts	108		103	
- Tax services	183		221	
- Audit of the pension scheme	9		9	
- Advice in respect of disposal of discontinuing operations	448		-	
- Other services	1		4	
Total amount paid to auditors		789		377
Impairment charge on Raven Russia shares		10,811		-
Impairment charge on Oriel Securities Limited shares		2,549		-
Operating lease rentals - Land and buildings, cars		591		636
Share based payments charge		1,695		671

6. Finance income and expense

	2008 £'000	2007 £'000
Raven Mount Group		
Finance income		
Bank interest receivable	593	951
Return on amount charged to pension scheme	2,103	4,592
Dividends received on Raven Russia Limited shares	888	541
Dividends received on Oriel Securities Limited shares	193	193
	3,777	6,277
Finance expense		
Bank interest payable	(1,277)	(270)
Interest on defined benefit pension plan obligation	(1,560)	(3,360)
	(2,837)	(3,630)

7. Tax expense

(a) Tax recognised in the income statement comprises:

	2008 £'000	2007 £'000
UK corporation tax charge at the rate of 28.5 per cent. (2007: 30 per cent.) based on the taxable result for the year	-	-
Over provision in respect of prior years	(2)	-
	(2)	-
Overseas tax - Current	46	82
Current tax expense	44	82
Deferred tax expense (note 20)		
Origination and reversal of temporary differences	(4,309)	(734)
Written off on disposal of Raven Audley Court plc	(1,982)	-
Recognition of deferred tax asset on trading losses		
- current year	-	(1,486)
- prior year	-	(514)
Deferred tax expense	(6,291)	(2,734)
Total tax credit reported in the income statement	(6,247)	(2,652)
Analysed between:		
Tax on continuing activities	(4,743)	(2,329)
Tax on discontinuing activities	(1,504)	(323)
	(6,247)	(2,652)

(b) The tax charge for the period is lower than the standard rate of corporation tax in the UK (28.5 per cent.) due to:

	2008 £'000	2007 £'000
Continuing and discontinued:		
Loss before tax	(14,036)	(4,816)
Expected tax credit at 28.5 per cent.	(4,000)	(1,445)
Profit on disposal of Russian Property fund management business not taxable	(11,217)	-
Pension disposal cost payable in 2009 for which no deferred tax asset created	(1,300)	-
Losses for which no deferred tax asset recognised	9,208	-
Dividends not taxable	(54)	(220)
Items not deductible for tax purposes	1,478	51
Pension scheme income return not taxable	(152)	(369)
Utilisation of prior year tax losses	(210)	(669)
Total tax credit reported in the income statement	(6,247)	(2,652)

(c) Reconciliation of movement of deferred tax net liabilities

Details of the deferred tax asset amounts charged to the income statement and amounts charged to reserves are as follows:

	2008 £'000	2008 £'000	2007 £'000	2007 £'000
Net deferred tax liability at 1 January		(3,940)		(6,948)
Other temporary differences	(381)		239	
Recognition of trading losses	(1,494)		2,000	
Deferred consideration on fair value uplift of inventories	4,776		1,404	
Pension scheme	1,408		(813)	
Amounts credited/(charged) to income statement		4,309		2,830
Amounts (charged)/credited to equity				
Pension scheme actuarial gain	-		(927)	
Available for sale investments	(369)		1,105	
		(369)		178
Net deferred tax liabilities		-		(3,940)
Deferred tax assets (note 21)		583		2,827
Deferred tax liabilities (note 21)		(583)		(6,767)
Net deferred tax liabilities		-		(3,940)

8. Discontinued Operations

In the year the Raven Mount Group disposed of its Independent Living and Russian Property Fund Management businesses. The profit/(loss) arising on disposal and their results prior to disposal can be summarised as below:

	Independent Living	*Property Fund Management*	*Total*
	£'000	*£'000*	*£'000*
Profit/(loss) on disposal	(3,488)	34,055	30,567
Results to disposal	(3,467)	12,035	8,568
	(6,955)	46,090	39,135

In October 2008 the Raven Mount Group sold its 75 per cent. interest in its Independent Living business Audley for a total consideration of £15 million details of which are provided below.

	£'000	*£'000*
Consideration received		
Cash		15,000
Net assets disposed of		
Property plan and equipment	(4,419)	
Inventories	(56,576)	
Trade and other receivables	(3,627)	
Bank loans and overdrafts	44,017	
Trade and other payables	876	(19,729)
Costs of disposal		(309)
Pre tax loss on disposal of discontinued operation		(5,038)
Related tax credit		1,550
Loss on disposal of discontinued operation		(3,488)
The net cash inflow comprises:		
Cash received		15,000
Costs of disposal		(309)
		14,691

	2008	*2007*
	£'000	*£'000*
Result of discontinued operation		
Revenue	2,395	541
Expense other than finance cost	(4,317)	(4,239)
Finance costs	(1,545)	(811)
Loss before tax	(3,467)	(4,509)
Tax income	-	405
Loss from selling discontinued operation	(3,488)	-
Loss for the period	(6,955)	(4,104)

On 9 July 2008 Raven Mount Limited announced the proposed disposal of its Russian Property Fund Management business to Raven Russia and entered into a Framework Agreement which governed the restructuring of Raven Mount Limited and provided for the effective disposal for a

total consideration of £15.0 million in cash and 80 million new Raven Russia shares, the sale was completed in November 2008.

The restructuring provided for in the Framework Agreement was designed so that 64 million of the 80 million Raven Russia shares forming part of the consideration for the disposal were received directly by Raven Mount Limited's Shareholders and the £15.0 million cash consideration and the remaining 16 million of the Raven Russia Limited shares forming the balance of the consideration for the disposal were received by Raven Mount Limited.

	£'000	*£'000*
Consideration received		
Cash	15,269	
Shares (80 million Raven Russia Ordinary shares valued at 26.75 pence on the date of completion)	21,400	
		36,669
Net assets disposed of		
Property, plant and equipment	(553)	
Trade and other receivables	(495)	
Cash	(156)	
Trade and other payables	201	(1,003)
Costs of disposal		(1,611)
Pre tax gain on disposal of discontinued operation		34,055
Related tax expense		-
Profit on disposal of discontinued operation		34,055
The net cashflow inflow comprises:		
Cash received		15,269
Cash disposed of		(156)
Costs of disposal		(1,611)
		13,502

Results of discontinued operation

	2008 *£'000*	*2007* *£'000*
Revenue	15,628	8,517
Expense other than finance cost	(3,680)	(5,574)
Finance income	133	94
Profit before tax	12,081	3,037
Tax expense	(46)	(82)
Profit from selling discontinued operation	34,055	-
Profit for the period	46,090	2,955

9. Dividends

	2008 £'000	2007 £'000
On ordinary shares of Raven Mount Limited		
- Final paid for 2007 1.4p per share (2006: 1.0p)	1,565	1,106
- Interim paid for 2008 nil per share (2007: 0.8p)	-	885
Distribution of Raven Russia Shares		
(64 million at 26.75 pence)	17,120	-
	18,685	1,991
Proposed for approval at AGM		
Final dividend for 2008 nil pence (2007: 1.4 pence)	-	1,568

10. Loss and shareholders' funds per ordinary share

The basic loss per ordinary share is calculated in accordance with IAS 33 on the loss for the year (before dividends on ordinary shares) of £7,789,000 (2007: loss £2,164,000) and 112.1 million shares (2007: 110.1 million), being the weighted average number of ordinary shares in issue excluding those owned by the Employee Share Trust and those held as Treasury shares. Since none of the company's potential ordinary shares are dilutive, there is no difference between the basic and diluted loss per share.

Shareholders' funds per ordinary share are 52.9 pence (2007: 73.2 pence). The calculation is based on shareholders' funds as at the year end of £57.5 million (2007: £82.0 million) divided by the number of shares in issue (less those held as Treasury shares) at the year end amounting to 108.7 million (2007: 112.0 million). The directors consider that as a property development group with a significant level of inventory held at fair value at acquisition (plus subsequent costs), along with available for sale assets held at fair value and a substantial cash balance, shareholders funds per share is a meaningful performance indicator.

11. Property, Plant and Equipment

	Freehold land and buildings £,000	*Plant and equipment £'000*	*Total £'000*
Raven Mount Group			
Cost			
At 1 January 2008	4,265	2,333	6,598
Additions	–	267	267
Disposals following sale of Raven Audley Court plc	(4,265)	(242)	(4,507)
Disposals following sale of Russian Property Fund management business	–	(741)	(741)
Other disposals	–	(330)	(330)
At 31 December 2008	–	1,287	1,287
Depreciation			
At 1 January 2008	36	1,367	1,403
Charge for the year	–	245	245
Disposals following sale of Raven Audley Court plc	(36)	(61)	(97)
Disposals following sale of Russian Property Fund management business	–	(131)	(131)
Other disposals	–	(200)	(200)
At 31 December 2008	–	1,220	1,220
Net book value			
At 31 December 2008	–	67	67
At 31 December 2007	4,229	966	5,195
Raven Mount Group			
Cost			
At 1 January 2007	–	1,514	1,514
Additions	4,265	901	5,166
Disposals	–	(82)	(82)
At 31 December 2007	4,265	2,333	6,598
Depreciation			
At 1 January 2007	–	1,151	1,151
Charge for the year	36	224	260
Disposals	–	(8)	(8)
At 31 December 2007	36	1,367	1,403
Net book value			
At 31 December 2007	4,229	966	5,195
At 31 December 2006	–	363	363

12. Investments in jointly controlled entities

	2008 £'000	2007 £'000
(a) *Raven Mount Group*		
Cost		
At 1 January	-	-
Reclassification of fair value uplift on jointly controlled entities inventories from group inventories	1,646	-
At 1 January and 31 December	1,646	-
Share of retained profits		
At 1 January	42	34
Profit/(loss) for the year	1,172	(324)
(Released)/Off-set against amounts due from jointly controlled entity	(332)	332
At 31 December	882	42
Net book value		
At 31 December	2,528	42

There are no recognised gains or losses in the trading joint ventures apart from the profit for the year.

(b) **Investments in trading joint ventures**

The Raven Mount Group's investment in trading joint ventures relates to:

(i) Coln Park LLP, a limited liability partnership operating in Great Britain. Coln Park is the 50 per cent. joint venture established to develop second homes in Gloucestershire.

(ii) Wellington Square Development Company Limited ("WSDC"), a company incorporated and operating in Great Britain. The total issued ordinary share capital of this company is £100 of which 50 per cent. is owned by a subsidiary. WSDC is the joint venture company established to develop the retail town centre scheme in Stockton-on-Tees. The scheme was sold during 2004, however the company is still in existence.

The Raven Mount Group's share of the assets and liabilities of its trading joint ventures was as follows:

	2008 £'000	2008 £'000	2007 £'000	2007 £'000
Share of assets				
Current assets:				
Inventories	9,201		5,049	
Receivables	720		184	
Cash and cash equivalents	-		231	
		9,921		5,464
Share of liabilities				
Current liabilities	(3,897)		(5,422)	
Bank loan	(3,496)	(7,393)	-	(5,422)
		2,528		42

The balances with joint ventures are shown in note 14.

13. Inventories

	2008 £'000	2007 £'000
Land held for development	3,357	10,409
Construction work in progress	31,405	73,177
	34,762	83,586

As at 31 December 2008 borrowings of £nil (2007: £17,968,000) were secured against inventories.

14. Trade and other receivables

	2008 £'000	2007 £'000
Amounts falling due within one year		
Trade receivables	371	1,511
Loan to jointly controlled entity	3,171	4,724
Loan to jointly controlled entity partner	1,827	5,892
VAT	261	2,197
Other receivables	1,450	3,006
Prepayments and accrued income	383	3,847
Total	7,463	21,177

Loans to the jointly controlled entity and to the jointly controlled entity partner are repayable on demand.

All remaining trade and other receivables are non-interest bearing.

The directors consider that the carrying amount of these assets approximate their fair value.

Further disclosures relating to financial instruments are set out in note 19.

15. Available for sale investments

	2008 £'000	2007 £'000
Listed shares - Traded on AIM	6,896	11,165
Warrants in Raven Russia	1	452
Other investment	2,169	4,718
	9,066	16,335

Listed shares comprise amounts invested in Raven Russia.

The market value of the listed shares at 31 December 2008 was £6.9 million (2007: £11.2 million).

In addition, the Raven Mount Group also holds warrants to subscribe for 7,650,000 ordinary shares in Raven Russia at £1. The warrants are exercisable at any time during the five year period commencing 29 July 2005, the date of Raven Russia's admission to AIM. The warrants were valued using a Black-Scholes valuation model.

The other investment represents shares in Oriel Securities Limited, an unlisted independent UK stockbroking and advisory business. Fair value is assessed using earnings multiples, calculated with reference to comparable entities.

16. Cash and cash equivalents

The cash balance of £37.5 million comprises the £15.0 million drawdown of the Royal Bank of Scotland facility, £22.0 million on short term deposits (held with five banks with not more than £5.0 million with any one bank), and a further £0.5 million of cash held in current accounts.

17. Trade and other payables

	2008 *£'000*	*2007* *£'000*
Deferred income	–	62
Trade payables	2,384	5,780
Social security and other taxation	85	295
Accruals	15,322	5,814
	17,791	11,951

Within the accruals balance is £4.6 million for the pension fund settlement (note 4) which was paid on 5 January 2009, and the £8.1 million bonus provision (note 3).

The directors consider that the carrying value of the trade and other payables included in current liabilities approximate to fair value as a result of the short maturity period of the amounts held at the year end.

Further disclosures relating to financial instruments are set out in note 19.

18. Bank loans and overdrafts

	2008 *£'000*	*2007* *£'000*
Current liabilities		
Overdrafts	15,134	18,330

In August 2008, Raven Mount Limited renegotiated its group facilities obtaining a secured £20.0 million facility available for one year until 31 August 2009. Following the receipt of the £15.0 million in cash on completion of the Russian Property Fund Management business disposal (note 8), the group facility was restricted to £10.0 million with a further £10.0 million only available with bank consent. At the year end the group had drawndown £15.0 million. The Raven Mount Group repaid the loan facility in January and cancelled the loan facility in February 2009.

19. Financial instruments

(a) ***In the year the Raven Mount Group was exposed through its operations to the following financial risks:***

- Credit risk
- Fair value or cash flow interest rate risk
- Other market price risk
- Liquidity risk
- Foreign exchange risk

Following the disposal of the Raven Mount Group's Russian and Assisted Living operations during the year (note 8), the group has significantly reduced its exposure to liquidity and foreign exchange risks. Liquidity risk has been reduced due to the cash proceeds received amounting to £28.2 million (net of disposal costs) and foreign exchange risk has been virtually eliminated due to the Raven Mount Group's operations in Russia coming to an end.

In the coming year the Raven Mount Group is exposed to the following financial risks:

- Credit risk
- Fair value or cash flow interest rate risk
- Other market price risk

This note describes the group's objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements, notably notes 14, 15, 16, 17 and 18.

The Raven Mount Group's exposure to financial instrument risks, its objectives, policies and processes for managing those risks, have decreased from previous periods as the group has substantially reduced debt and increased cash.

Credit risk

Credit risk is the risk of financial loss when counterparties are not able to meet their obligations.

The Raven Mount Group has minimal exposure to credit risk from trade receivables on the residential side of the business given the nature and legal framework of the UK housing industry. In the vast majority of cases the full cash receipt for each sale occurs on legal completion, which is also the point of revenue recognition under the group's accounting polices.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with minimum credit rating 'A' are accepted.

Credit risk also arises from receivables. The Raven Mount Group reviews the creditworthiness of those entities it contracts with. Principal receivables are loans to jointly controlled entities and jointly controlled partners, secured on developments which have been independently valued at amounts significantly greater than the loans.

Market risk

Market risk arises from the Raven Mount Group's use of interest bearing, tradeable and foreign currency financial instruments. It is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in interest rates (interest rate risk), foreign exchange rates (currency risk) or other market factors (other price risk). It also includes the effect of the level of UK house prices which in turn is affected by factors such as employment levels, interest rates, the supply of suitable land and consumer confidence.

Other market price risk

The Raven Mount Group's balance sheet is exposed to market price risk as the group holds some equity investments in other companies (see note 15).

The directors believe that the exposure to market price risk from these activities is acceptable in the group's circumstances.

Liquidity risk

Liquidity risk arises from the Raven Mount Group's management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the group will encounter difficulty in meeting its financial obligations as they fall due.

The board receives and monitors rolling 12 month cash flow projections on a monthly basis as well as information regarding cash balances. The board sets limits for the amounts of cash that can be held with each individual bank.

As at 31 December 2008 the Raven Mount Group has £37.5 million as a cash balance compared with £4.4 million at 31 December 2007, accordingly the risk of loss has increased and is the reason for introducing a policy of only depositing a maximum of £5 million with any one bank.

Interest rate risk

The Raven Mount Group's loans are all at floating rates of interest. The group's loans during the year were in respect of Raven Audley Court property developments and covered the expected period of development. However, as a result of the disposal of this business segment the group is no longer liable to this obligation.

During the period these loans were in the Raven Mount Group, if interest rates fluctuated, so would the profits from those developments. The Raven Mount Group also has committed group facilities which are renewed on an annual basis, when interest rate risk is considered.

During 2008 and 2007, the Raven Mount Group's borrowings at variable rate were denominated in Sterling.

Interest rate risk has also decreased as the loan facility was completely repaid in January 2009 and the facility was cancelled by the Raven Mount Group in February 2009.

Foreign exchange risk

The Raven Mount Group's principal exchange risk is in respect of its property fund management income, which is receivable in Sterling but calculated as a percentage of gross assets which are denominated in US dollars. Following the disposal of the Russian Property Fund Management business, the group no longer have exposure to this risk.

Principal financial instruments

The principal financial instruments used the by the Raven Mount Group, from which financial instrument 'risk arises, are as follows:

- Trade and other receivables
- Cash at bank
- Bank overdrafts
- Investments in quoted and unquoted equity securities
- Trade and other payables
- Floating-rate bank loans

The classification of those principle financial instruments in accordance with IAS 39 is shown below along with the net financial asset position of Raven Mount Group at 31 December 2008 and the income and expenditure recognised in relation to each category of instrument.

The Raven Mount Group's financial instruments at 31 December 2008 were as follows:

As at 31 December 2008	*Carrying value £'000*	*Fair value £'000*	*Gain recognised in equity £'000*	*Income/ (expense) recognised in the income statement £'000*
Financial asset				
Loans and receivables				
Non-derivative assets	6,819	6,819	-	-
Interest receivable on loan to JCE	-	-	-	218
Available for sale investments	9,066	9,066	-	-
Recycled from equity and recognised in the income statement	-	-	1,313	(1,313)
Recognised directly in income statement			-	(12,047)
Cash and cash equivalents	37,538	37,538	-	-
Interest received	-	-	-	726
Other financial liabilities	(17,518)	(17,518)	-	-
Interest payable on loans and overdrafts			-	(2,822)
	35,905	35,905	1,313	(15,238)

The Raven Mount Group's financial instruments at 31 December 2007 were as follows:

As at 31 December 2007	*Carrying value £'000*	*Fair value £'000*	*Gain recognised in equity £'000*	*Income/ (expense) recognised in the income statement £'000*
Financial asset				
Loans and receivables				
Non-derivative assets	15,133	15,133	-	-
Interest receivable on loan to JCE	-	-	-	448
Available for sale investments	16,335	16,335	-	-
Recycled from equity and recognised in the income statement	-	-	(3,769)	-
Cash and cash equivalents	4,392	4,392	-	-
Interest received	-	-	-	1,049
Other financial liability	(42,078)	(42,078)	-	-
Interest payable on loans and overdrafts	-	-	-	(1,085)
	(6,218)	(6,218)	(3,769)	412

The following table details the contractual maturity analysis of the Raven Mount Group's financial liabilities.

	Trade payables 31 December 2008 £'000	*Bank loan and overdrafts 31 December 2008 £'000*	*Total 31 December 2008 £'000*
On demand	-	15,134	15,134
Within one month	2,384	-	2,384
More than one year	-	-	-
	2,384	15,134	17,518

	Trade payables 31 December 2007 £'000	*Bank loan and overdrafts 31 December 2007 £'000*	*Total 31 December 2007 £'000*
On demand	-	18,330	18,330
Within one month	5,780	-	5,780
More than one year	-	17,968	17,968
	5,780	36,298	42,078

The Raven Mount Group did not use any financial derivatives during the year.

(b) ***Borrowing facilities***

The Raven Mount Group has borrowing facilities as follows:

	2008 £'000	*2007 £'000*
Available overdraft facilities	20,000	40,000
Bank loans	-	17,968
	20,000	57,968
Amounts drawn		
- Overdraft facilities	(15,000)	(18,330)
- Bank loans	-	(17,968)
Amounts undrawn	5,000	21,670
Cash at bank	37,538	4,392
Total cash and facilities available to the group	42,538	26,062

At the year end the Raven Mount Group had a £20 million facility until 30 August 2009, £10 million is immediately available and a further £10 million with the bank's consent. The bank loan facilities are secured over inventories included in the financial statements at £24.1 million. The group cancelled the loan facility agreement in February 2009.

20. Short-term provisions

	Provisions for maintenance £'000
Raven Mount Group	
At 1 January 2008	1,593
Charged to profit and loss account	86
Utilised and released in the year	(631)
At 31 December 2008	1,048

This housing maintenance provision arises principally from warranties and other liabilities on housing sold. Whilst such warranties extend to a period of ten years, payment of these costs are likely to occur within a period of two years. The provision made is the directors' best estimate of the group's liability.

21. Deferred tax asset and liabilities

The Raven Mount Group's deferred tax asset and liability can be explained as follows:

	2008 £'000	2007 £'000
Deferred tax asset relating to:		
Trading losses	506	2,000
Mark to market of available for sale investments	-	368
Other temporary differences	77	459
	583	2,827
Deferred tax liability relating to:		
Fair value uplift on inventories	583	5,359
Retirement benefit surplus	-	1,408
	583	6,767

The Raven Mount Group has an additional £11.0 million (calculated at the group's standard rate of UK Corporation Tax of 28 per cent.) of tax losses for which no deferred tax asset has been created, due to the uncertainty of future profits.

22. Called up share capital

	2008 No.'000	2008 £'000	2007 No.'000	2007 £'000
Authorised				
Ordinary shares of 0.1 pence	244,000	244	244,000	244
£1 Convertible Ordinary shares	-	-	6	6
		244		250
Allotted, called up and fully paid				
Ordinary shares of 0.1 pence	114,399	114	112,021	112
£1 Convertible Ordinary shares	-	-	6	6
		114		118

The movements in issued ordinary share capital during the period were as follows:

	Ordinary shares of 0.1 pence each	
	No. '000	*£'000*
Issued on incorporation	2	-
Issued re acquisition of Raven Mount Limited (after issue of 2,376,000 shares from conversion of convertible ordinary shares)	114,397	114
At 31 December 2008	114,399	114

As at 31 December 2008, 5,728,729 ordinary shares, all of which were bought in the year, were held in Treasury.

23. Share schemes

Share Options

Raven Mount has adopted an Unapproved share option plan and an Approved Company share option plan which provide for the issue of options over Ordinary shares in the company.

The total number of ordinary shares over which Option Shares may be granted is limited to 10 per cent. of the total number of issued Ordinary shares of Raven Mount at any time. The total number of shares under option is 5,590,000 representing 5.1 per cent. of the issued share capital at the year end.

Unapproved share option plan (Unapproved Plan)

Option Shares under the Unapproved Plan are exercisable in 3 equal parts. For each part, exercise will be on or after the third, fourth and fifth anniversaries of the Date of Grant at the earliest and the Performance Condition shall first be tested for each one third part on these anniversaries. Unexercised options may be reviewed against the Performance Condition in subsequent periods broadly every 6 months, but always from the Date of Grant. Options lapse if not exercised within 7 years and 3 months from the Date of Grant. The Performance Condition states that the share price increase must exceed the RPI plus 3 per cent. per annum and exceed the increase in the FTSE Small Cap Index for the relevant period. Since the grant of these options, the share price has decreased by 82.5 per cent, RPI increased by 10.4 per cent. and the FTSE small cap decreased by 42.5 per cent.

Option Shares were issued under the Unapproved Plan on 8 December 2005 over 6,665,000 Ordinary shares in Raven Mount at an exercise price of 80.0 pence, being the average share price for the month of November 2005. As at 31 December 2008 360,000 options have lapsed, 715,000 options were cancelled and 5,590,000 options were surrendered and replaced with new options at a rebased exercise price of 30p on 14 October 2008 following the disposal of the Russian Property Fund Management business.

Further option shares were issued under the Unapproved Plan on the 21 March 2007 over 1,005,000 Ordinary shares at an exercise price of 155.1 pence, being the average share price for the 5 trading days prior to issue. All of these share options were cancelled on 14 October 2008.

All options lapse if they have not been exercised within seven years and three months from the date of grant of the options.

Approved Company share option plan (CSOP)

Employees and full-time directors of the Raven Mount Group have been offered Option shares subject to a maximum value at any one time per employee of £30,000 (being the Inland Revenue limit for CSOPs). Option Shares cannot be exercised until 3 years after grant and are subject to a

performance condition that the share price increase must exceed the RPI plus 3 per cent. per annum. This is first measured on the third anniversary of the date of grant, thereafter half yearly based on the prior December or June. The options lapse if they are not exercised within seven years and three months from the date of grant of the option.

1,223,809 option shares were issued under the CSOP on 28 April 2006 and a further 221,111 Option shares were issued on 21 March 2007. As at 31 December 2008 507,400 options have lapsed and the remaining 937,520 Option shares in Raven Mount were cancelled on 14 October 2008.

	2008 Weighted average exercise price (pence)	*2008 Number*	*2007 Weighted average exercise price (pence)*	*2007 Number*
Outstanding at the beginning of the year	92.9	8,477,797	83.6	7,774,522
Cancelled during the year	120.0	(2,657,520)	-	-
Granted during the year	-	-	148.3	1,226,111
Exercised during the year	-	-	-	-
Lapsed during the year	96.0	(230,277)	97.9	(522,836)
Outstanding at the end of the year	30.0	5,590,000	92.9	8,477,797

All share options either lapsed or were cancelled during the year, with the exception of 5,590,000 of the options that were issued in November 2005, which have had their exercise price modified from 80 pence per share to 30 pence per share.

As at both 31 December 2008 and 31 December 2007 none of the share options were exercisable as the performance conditions had not been satisfied.

The Raven Mount Group uses a calculated Beta to factor in market vesting conditions.

The following information is relevant in the determination of the fair value of options granted during 2007 no options were granted during 2008 under the equity settled share based remuneration schemes operated by Raven Mount Group.

	2007
Option pricing model used	Black-Scholes
Weighted average share price at grant date (pence)	148.34
Weighted average exercise price (pence)	148.34
Weighted average contractual life (days)	1,123
Equity volatility	60%
Expected dividend growth rate	1.69%
Risk-free interest rate	4.5%

The volatility was calculated in accordance with the Raven Mount Group's calculated Beta based on a statistical analysis of the company's share price.

The share-based remuneration expense comprises:

	2008 £'000	*2007 £'000*
Equity-settled schemes	1,695	671

The increased charge for the equity settled schemes represents the one-off charge to the income statement following the lapse and surrender of options in relation to the reorganisation of the

Raven Mount Group following the disposal of the Russian Property Fund Management business in November 2008. None of the options were actually exercised and the increase in the charge had no affect on net assets.

The volatility was calculated in accordance with the Raven Mount Group's calculated Beta based on a statistical analysis of the company's share price.

The exercise price of options outstanding at the end of the year was 30p (2007: 80p and 155.1) and their weighted average contractual life was 0.96 years (2007: 2.09 years).

Of the total number of options outstanding at the end of the year, nil (2007: nil) had vested and were exercisable at the end of the year.

The expected life of the options is based on historical data.

24(a) Reserves

	Share capital £'000	*Share premium account £'000*	*Capital redemption reserve £'000*	*Treasury share reserve and Reserve for own shares £'000*	*Reverse acquisition reserve £'000*	*Available for sale Merger reserve £'000*	*Profit investment reserve £'000*	*and loss account £'000*	*Total £'000*
Raven Mount Group									
At 1 January 2007	114	2,418	50	(150)	62,277	33,152	1,719	(19,326)	80,254
Issue of deferred consideration shares	4	-	-	-	-	5,590	-	-	5,594
Share based payment credit	-	-	-	-	-	-	-	671	671
Dividend payments	-	-	-	-	-	-	-	(1,991)	(1,991)
Actuarial gains net of deferred taxation on pension scheme	-	-	-	-	-	-	-	2,272	2,272
Loss for the year	-	-	-	-	-	-	-	(2,164)	(2,164)
Mark to market of available for sale investments	-	-	-	-	-	-	(3,769)	-	(3,769)
Deferred tax on reduction in fair value of investments	-	-	-	-	-	-	1,105	-	1,105
As at 31 December 2007	118	2,418	50	(150)	62,277	38,742	(945)	(20,538)	81,972
As at 1 January 2008	118	2,418	50	(150)	62,277	38,742	(945)	(20,538)	81,972
Conversion of convertible shares	(4)	4	-	-	-	-	-	-	-
Reverse acquisition accounting	-	(2,422)	-	-	2,422	-	-	-	-
Share buy back	-	-	-	(687)	-	-	-	-	(687)
Share based payment credit	-	-	-	-	-	-	-	1,695	1,695
Dividend payments	-	-	-	-	-	-	-	(18,685)	(18,685)
Loss for the year	-	-	-	-	-	-	-	(7,789)	(7,789)
Mark to market of available for sale investments taken to income statement	-	-	-	-	-	-	1,765	-	1,765
Mark to market of available for sale investments	-	-	-	-	-	-	(451)	-	(451)
Deferred tax on mark to market investments	-	-	-	-	-	-	(369)	-	(369)
At 31 December 2008	114	-	50	(837)	64,699	38,742	-	(45,317)	57,451

Reserve	*Description and purpose*
Share premium	Amounts subscribed for share capital in excess of nominal value.
Capital redemption	Amounts transferred from share capital on redemption of preference shares.
Reserve for own shares	The cost of own shares purchased for the Employee Benefit Trust.
Treasury share reserve	The costs of own shares purchased for holding in Treasury.
Reverse acquisition reserve	Amounts arising on adopting reverse acquisition accounting for the acquisition of Swan Hill Group PLC by Raven Mount Limited and subsequently the acquisition of Raven Mount Limited by Raven Mount.
Merger reserve	Amounts arising on the acquisition of Raven Property Holdings Plc, value of consideration paid in shares in excess of nominal value of shares.
Available for sale investments reserve	Amounts arising on the mark to market of the available for sale investments less deferred taxation.

24(b) Other Reserves

	2008 *£'000*	*2007* *£'000*
Treasury share reserve	(687)	-
Reserve for own shares	(150)	(150)
	(837)	(150)
Capital redemption reserve	50	50
Reverse acquisition reserve	64,699	62,277
Merger reserve	38,742	38,742
Available for sale investments reserve	-	(945)
	102,654	99,974

25. Commitments

Commitments contracted for at 31 December 2008 but not provided for in these accounts were £nil (2007: £nil).

As at 31 December 2008, the Raven Mount Group has outstanding total commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

Operating leases-lessee

The Raven Mount Group leases all of its properties, the terms of property leases vary, although they all tend to be tenant repairing with rent reviews every 2 to 5 years and some have break clauses.

	2008 *£'000*	*2007* *£'000*
Not later than one year	704	747
Later than one year and not later than five years	2,034	2,494
Later than five years	540	810
	3,278	4,051

Operating leases-lessor

Certain properties may be vacated prior to the end of the lease term. Where possible the Raven Mount Group always endeavours to sub-lease such vacant space on short-term lets. An onerous lease provision is recognised where the rents receivable over the lease term are either contracted to be or, where a property remains vacant for part or all of its remaining lease term, are expected to be less than the obligation to the head lessor.

The minimum rent receivables under non-cancellable operating leases are as follows:

	2008 *£'000*	*2007* *£'000*
Not later than one year	305	325
Later than one year and not later than five years	696	1,001
Later than five years	-	-
	1,001	1,326

26. Notes supporting the cash flow statement

Cash and cash equivalents for purposes of the cash flow statement comprises:

	2008 *£'000*	*2007* *£'000*
Cash available on demand	490	1,387
Short-term deposits	37,048	3,005
	37,538	4,392
Overdrafts	(15,134)	(18,330)
Cash and cash equivalents at 31 December	22,404	(13,938)

All short-term deposits are accessible within 3 months.

27. Related party transactions

Raven Mount is the parent company and ultimate controlling party of the Raven Mount Group. Transactions between the company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

(a) During the period, Santon Management Limited, a company controlled by Anton Bilton and Bim Sandhu, rented space from the Raven Mount Group and was provided with office services, on an arm's length basis. Total amounts charged to Santon in the period were £52,746 (2007: £60,773). As at the year end £nil was outstanding (2007: £nil).

(b) The Raven Mount Group has a 50 per cent. interest in Coln Park LLP and Coln Park Construction Limited which have a loan due to the Raven Mount Group as at 31 December 2008 of £3.2 million (2007: £5.5 million). The Raven Mount Group charged Coln Park LLP a management charge of £192,000 (2007: £192,000) during the year, and interest of £nil (2007: £0.6 million).

RAVEN MOUNT – BALANCE SHEET
as at 31 December 2008

	Note	2008 £'000
Fixed assets		
Investment in subsidiary companies	3	114
		114
Current assets		
Debtors	4	1,805
Investments	5	864
Cash		5,013
		7,682
Creditors: Amounts falling due within one year	6	(42)
Net current assets		7,640
Total assets less current liabilities		7,754
Capital and reserves		
Called up ordinary share capital	7	114
Treasury share reserve	8	(687)
Profit and loss account	8	8,327
Shareholders' funds	9	7,754

The financial statements were approved by the board of directors and authorised for issue on 31 March 2009.

....
A J G Bilton
Executive Chairman

....
B S Sandhu
Chief Executive

RAVEN MOUNT – NOTES TO THE FINANCIAL STATEMENTS

1. Company Accounting Policies

Basis of accounting

The financial statements have been prepared in accordance with the requirements of the Companies Act 1985 using the historical cost basis of accounting and in accordance with applicable accounting standards in the United Kingdom.

Accounting policies

The principal accounting policies of Raven Mount are set out below. These accounting policies have been applied consistently between the current and prior year.

Dividends

In accordance with FRS 21, interim dividends are included in the profit and loss account when they are paid and final dividends are recognised when they are approved by shareholders at a general meeting.

Share based employee remuneration

When share options are awarded to employees, the fair value of the options at the date of grant is charged to the profit and loss account over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Marketing vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measure immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

Where equity instruments are granted to persons other than employees, the income statement is charged with the fair value of goods and services received.

Where share options are granted to employees of a subsidiary the value of the option is debited to the cost of the investment and credited to a non-distributable reserve.

Financial liabilities and equity

Financial liabilities and equity are classified according to the substance of the financial instrument's contracted obligations rather than the financial instrument's legal form.

Instruments issued by the entity are classified as debt or equity in accordance with FRS 25 'Financial Instruments: Disclosure and Presentation'. Principally, this classification is based on a consideration of whether the instrument involves a contractual obligation to deliver cash or another financial asset, in which case the instrument is classified as a liability. If the instrument does not contain such a contractual obligation it is classified as equity. As Raven Mount ordinary shares of 0.1p contain no such contractual obligation they have been classified as equity.

Investments

Investments in subsidiary undertakings are stated at cost, provision being made where appropriate to recognise a permanent diminution in value.

Current asset investments are stated at the lower of cost and net realisable value.

2. Profit after tax

As permitted by Section 230 of the Companies Act 1985 Raven Mount has elected not to present its own profit and loss account for the period. The profit after tax for the period recognised in the profit and loss account for Raven Mount was £8,327,000. The 2008 figures includes dividend from its subsidiaries of £8,882,000.

3. Fixed asset investments

	Subsidiary companies £'000
Cost	
At 23 June 2008	-
Acquisition of Raven Mount Limited	114
At 31 December 2008	114

The following are the main operating subsidiary companies at 31 December 2008. The company marked with an asterisk (*) is owned directly by Raven Mount and the remainder by subsidiaries. All companies are incorporated and operate in Great Britain, and are 100 per cent. wholly owned (except where indicated).

Residential and other property

Raven Mount Limited*
Raven Property Holdings plc ("RPH")
Swan Hill Homes Limited
Swan Hill Swindon Limited
Swan Hill Property Holdings Limited
Swan Hill Developments Limited
Raven Property Group plc
Raven Brighton Limited

4. Debtors

	2008 £'000
Amounts falling due within one year	
Amounts owed by group companies	1,786
Other debtors	19
Total	1,805

Amounts owed by group companies are trading balances that are repayable on demand.

5. Investments

	2008 £'000
Listed shares - traded on AIM	864
	864

Listed shares comprise amounts invested in Raven Russia.

The market value of the listed shares at 31 December 2008 was £0.9 million.

6. Creditors: Amounts falling due within one year

	2008
	£'000
Accruals and other creditors	42

7. Called Up Share Capital

	2008	*2008*
	No.'000	*£'000*
Authorised		
Ordinary shares of 0.1 pence	244,000	244
		244
Allotted, called up and fully paid		
Ordinary shares of 0.1 pence	114,399	114
		114

The movements in issued share capital during the year were as follows:

	Ordinary shares of 0.1pence each	
	No.'000	*£'000*
Allotted and fully paid		
Issued on formation of Raven Mount	2	-
Purchase of Raven Mount Limited	114,397	114
At 31 December 2008	114,399	114

As at 31 December 2008 5,728,729 ordinary shares, all of which were bought in the period, were held in Treasury.

8. Reserves

	Treasury share reserve	*Profit and loss account*
	£'000	*£'000*
Raven Mount		
Share buy backs	(687)	-
Profit for the period	-	8,327
At 31 December 2008	(687)	8,327

9. Reconciliation of movement in shareholders' funds

	£'000
As at 23 June 2008	-
New shares issued during the period	114
Purchase of own shares	(687)
Profit for the period	8,327
As at 31 December 2008	7,754

PART 7

PRO FORMA FINANCIAL INFORMATION ON THE ENLARGED GROUP

The following unaudited pro forma financial information of the Enlarged Group has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent the Enlarged Group's actual financial position or results. This unaudited financial information has been prepared on the basis set out in the notes below and is based on the audited financial statements of the Group and of Raven Mount for their respective financial years ended 31 December 2008. It has been prepared to show the effects of the acquisition of Raven Mount, and the issue of Preference Shares pursuant to the Placing, on the net assets of the Group as if these events had taken effect on 31 December 2008.

		Adjustment		*Adjustments*			
	Consolidated net assets of the Raven Russia Group at 31 December 2008[1] *$'000*	*Proceeds of the Placing, net of expenses*[2] *$'000*	*Pro forma Raven Russia Group $'000*	*Consolidated net assets of Raven Mount at 31 December 2008*[3] *$'000*	*Adjustment for Raven Mount plc joint ventures*[4] *$'000*	*Consideration for the acquisition of Raven Mount*[5] *$'000*	*Pro forma Enlarged Raven Russia Group $'000*
Non-current assets							
Investment properties	453,750	-	453,750	-	-	-	453,750
Investment properties under construction	443,653	-	443,653	-	-	-	443,653
Property, plant and equipment	4,145	-	4,145	99	4	-	4,248
Investment in jointly controlled assets	-	-	-	3,716	(3,716)	-	-
Deferred tax assets	34,830	-	34,830	857	-	-	35,687
Derivative financial instruments	64	-	64	-	-	-	64
Other receivables	153,092	-	153,092	-	-	-	153,092
	1,089,534	-	1,089,534	4,672	(3,712)	-	1,090,494
Current assets							
Inventories	-	-	-	51,093	13,525	-	64,618
Trade and other receivables	82,597	-	82,597	10,969	1,053	-	94,619
Available for sale investments	-	-	-	13,325	-	-	13,325
Cash and short term deposits	108,435	110,822	219,257	55,173	-	-	274,430
	191,032	110,822	301,854	130,560	14,578	-	446,992
Total assets	1,280,566	110,822	1,391,388	135,232	10,866	-	1,537,486
Current liabilities							
Trade and other payables	51,511	-	51,511	26,149	5,727	-	83,387
Interest bearing loans and borrowings	80,042	-	80,042	22,244	5,139	-	107,425
Derivative financial instruments	1,027	-	1,027	-	-	-	1,027
Short term provisions	-	-	-	1,540	-	-	1,540
	132,580	-	132,580	49,933	10,866	-	193,379
Non-current liabilities							
Interest bearing loans and borrowings	356,926	-	356,926	-	-	-	356,926
Preference shares and warrants	-	110,822	110,822	-	-	85,704	196,526
Derivative financial instruments	7,904	-	7,904	-	-	-	7,904
Other payables	31,696	-	31,696	-	-	-	31,696
Deferred tax liabilities	16,420	-	16,420	857	-	-	17,277
	412,946	110,822	523,768	857	-	85,704	610,329
Total liabilities	545,526	110,822	656,348	50,790	10,866	85,704	803,708
Net assets/(liabilities)	735,040	-	735,040	84,442	-	(85,704)	733,778
Net asset value per ordinary share	1.43	-	1.43	-	-	-	1.43

No account has been taken of any results or other activity since 31 December 2008. If the acquisition of Raven Mount and the issue of Preference Shares pursuant to the Placing had taken place at 1 January 2008, the impact on the earnings of the Group for the year ended 31 December 2008, based on the audited financial statements of the Group and of Raven Mount, would have been to increase the loss of the Group to the extent that Raven Mount was loss-making over the period and given that the Preference Dividend would represent an expense.

Notes

(1) The financial information on the Group has been extracted without material adjustment from the financial statements of the Group for the year ended 31 December 2008, which are included in Part 5 of this document.

(2) The net proceeds of the Placing of 76,155,000 Preference Shares and Warrants at 100 pence per Unit was $110,822,000 converted at an exchange rate of $1 : £0.687 with an estimated fair value for Preference Shares of $105,835,000 and for the Warrants of $4,987,000. Each Unit has a value of 100 pence, being the consideration received, and has been allocated 4.5 pence to Warrants and 95.5 pence to Preference Shares, pending an independent valuation that will be undertaken in advance of the 2009 interim financial statements.

(3) The financial information on Raven Mount has, except for the currency conversion been extracted without material adjustment from the financial statements of Raven Mount for the year ended 31 December 2008, which are included in Part 6 of this document and translated into $, the reporting currency of the Company, at a rate of $1 : £0.68.

(4) The financial information on Raven Mount has been adjusted to proportionately consolidate Raven Mount's share of its joint ventures in accordance with the accounting policies of the Company.

(5) This adjustment represents the consideration for the acquisition of Raven Mount. The estimated consideration for the acquisition of Raven Mount is $85,704,000, being £58,309,808 converted at an exchange rate at $1 : £0.68. of which $81,847,000 is the estimated fair value of the New Preference Shares and the remainder is the fair value of the New Warrants. The New Preference Shares and New Warrants have an estimated fair value identical to that detailed in note 2 above, the actual fair value of the New Preference Shares and New Warrants will be determined by reference to their respective market price at the date of acquisition. The estimated consideration therefore differs from the offer value of £61 million disclosed elsewhere in this document, which is based on the closing mid price of the Preference Shares and Warrants at the close of business on 16 April 2009. The estimated consideration excludes immaterial transaction costs relating to the acquisition, which have been estimated by the directors in Part 12 of this document.

No adjustments have been made to other carrying values of the individual assets of Raven Mount to reflect restatement to their fair value, which may arise on acquisition. The pro forma does not include any goodwill as the offer price was established with reference to the fair value adjusted net asset value of Raven Mount and any goodwill that may ultimately arise will be due to:

a) movements in the net asset value, and fair values, of Raven Mount in the period from 31 December to the date of acquisition, neither of which are included in this pro forma;

b) determination of the fair value of the New Preference Shares and New Warrants at the date of acquisition; and

c) the incidental costs incurred in the transaction, which are not considered material.

(6) The pro forma financial information takes no account of the results of the Group and Raven Mount for the period subsequent to 31 December 2008, or of any other transaction in that period other than the acquisition of Raven Mount and the Placing.




Ernst & Young LLP
1 More London Place
London SE1 2AF

17 April 2009

The Directors
Raven Russia Limited
P.O. Box 671
Regency Court
Glategny Esplanade
St. Peter Port
Guernsey
GY1 3ST

Dear Sirs

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Part 7 of the Equivalent Information Document dated 17 April 2009 which has been prepared on the basis described, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by Raven Russia Limited in preparing the financial statements for the year ended 31 December 2008. This report is required by item 20.2 of Annex I of the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Equivalent Information Document.

Responsibilities

It is the responsibility of the directors of Raven Russia Limited to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial



ERNST & YOUNG

information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Raven Russia Limited.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Raven Russia Limited.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

1. the Pro Forma Financial Information has been properly compiled on the basis stated; and
2. such basis is consistent with the accounting policies of Raven Russia Limited.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Equivalent Information Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Equivalent Information Document in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst & Young LLP

PART 8

PROPERTY PORTFOLIO

SECTON 1

The accompanying table summarises the status of each investment and development property project as at the date of this document in which the Company has an interest, together with details of current rental status and external financing facilities where an asset has been used as security. Further information in respect of these properties is set out in Section 2 of this Part 8.

Property	Land plot, ha	GLA, sqm	Total Development Cost	Rental Status	Net Operating Income[1]	Interest[2]	Financing				
							Type	Principal Amount, $m	Term end	Provider	Status
Baltia	5.1	28,000	$29,000,000	Fully let	$3,500,000	100%	Invest	$22.6	24-Oct-12	HSH Nordbank	Fully Drawn
Southern	1.7	14,000	$15,300,000	Fully let	$2,100,000	100%	Invest	$13.4	23-Nov-12	HSH Nordbank	Fully Drawn
Krekshino	22.2	118,000	$113,000,000	Fully let	$13,800,000	100%	Invest	$89.3	30-Jan-13	Hypo Real Estate	Fully Drawn
Constanta	0.5	16,000	$57,000,000	Fully let	$9,400,000	100%	Invest	$53.3	16-Nov-12	HSH Nordbank	Fully Drawn
Istra phases 1-5	33.3	199,000	$171,000,000	77% Let/Pre-Let	$19,500,000	100%	Invest	$89.0	24-Oct-13	Aareal Bank	Fully Drawn
Shushary 1-3	26.0	142,000	$144,500,000	42% Let/Pre-Let	$7,100,000	100%	Unencumbered				
Noginsk 1	21.8	123,000	$117,000,000	Under construction	$-	100%	Construct	$62.8	1-Oct-09[3]	HSH Nordbank	$39.1m Drawn
Pulkovo	5.1	36,000	$40,700,000	Under construction	$-	100%	Unencumbered				
EG	10.0	53,000	$59,100,000	100% Pre-Let	$6,900,000	100%	Unencumbered				
Klimovsk 1	9.0	54,000	$63,000,000	34% Pre-Let	$2,800,000	100%	Unencumbered				
AKM 1	12.3	63,000	$75,100,000	10% Pre-Let	$900,000	100%	Construct	$44.0	20-Nov-13	Nomos Bank	Fully Drawn
Rostov on Don 1	18.6	100,000	$123,900,000	37% Pre-Let; 10% under letter of intent	$6,400,000	50%	Construct	$60.0	1-Sep-10	VTB	Fully Drawn
Novosibirsk	17.8	120,000	$127,200,000	27.5% Pre-Let	$4,400,000	50%	Construct	$40.0	10-Oct-17	IFC	Fully Drawn
Total	**183.4**	**1,066,000**	**$1,135,800,000**		**$76,800,000**			**$474.4**			

(1) Net Operating Income: net operating income for income producing assets represents the annualised, actual rental income for the year ended 31 December 2008. For properties under development Net Operating Income represents the anticipated annual income under signed preliminary lease agreements and letters of intent.

(2) The interest in the project reflects the proportion of the project accounted for in the consolidated financial statements of the Company.

(3) The Noginsk Facility falls due for repayment in October 2009 when the construction of the property is completed. At that time, the Company intends to convert the construction loan into an investment loan. The Group is currently assisting Anfirimo Holdings Limited (a subsidiary of a company external to the Group) in advanced discussions with HSH Nordbank in relation to the terms of this investment loan and has no reason to believe that such terms will not be agreed.

SECTION 2

PORTFOLIO OF INVESTMENT ASSETS

	Property name	*Location, Description, Tenure & Tenancy*
1.	**Baltia, Moscow**	The property is located approximately 23 km to the west of Moscow, on the Baltia (Moscow-Riga) highway around 7 km from the Moscow Ring Road (MKAD). The site of approximately 5.1ha is situated near Mikhalkovo village in the Krasnogorsk district of the Moscow Region The property comprises a Class A warehouse development of three single storey, concrete frame buildings, constructed in 2005. The accommodation offers warehouse space, offices and canteen facilities, with a total area of 28,831 m². The property is let to 14 tenants, including Stockmann, Schneider and Pragmatic Express on a number of leases expiring between April 2009 and July 2011.
2.	**Southern, Moscow**	The property is located in an industrial area of the Southern administrative district of Moscow, approximately 10 km from the city centre, around 1 km from the Varshavskoye highway and 5 km from MKAD. The property comprises a Class A warehouse development of single storey, concrete frame buildings, constructed in 2004. The accommodation offers warehouse space, offices and canteen facilities, with a total area of 14,472 m². The property is let to 13 tenants including Samsung and WeMaTek on a number of leases expiring between February 2009 and January 2015.
3.	**Krekshino, Moscow**	The property is located in the Naro-Fominsky area of the Moscow Region about 40 km to the south west of the city centre, 24 km from MKAD, between the Minsk and Kiev highways. Vnukovo airport, which offers both passenger and freight terminals, and is one of the largest airports in Moscow, is within about 15 km of the properties. The scheme is in four phases, known as 1A, 1B, 1C and 1D. All the phases comprise warehouse accommodation with ancillary offices and mezzanine floors which in total provide 118,012 m² 1A, B and C are all let to National Logistics Company, (the largest logistics operator in Russia) on three leases expiring in January 2016, March 2012 and August 2014 respectively. 1D is let by way of six leases, expiring between March 2009 and December 2014.
4.	**Constanta, St. Petersburg**	The property comprises a stand alone Class B+ office building on Leninsky Prospekt in the Moskovskiy district of St. Petersburg, approximately 8 km to the south of the city centre. The property is a modernised administrative building, which was converted in 2005 to provide an eight storey, self

contained office building with a gross leaseable floor area of 15,828 m² and 70 car parking spaces.

The entire building is let to LenEnergo by way of a 10 year lease expiring in April 2017 and the car park is let on a lease expiring in September 2009.

5. **Istra, Moscow – Phase 1**

The property comprises Phase 1 of a 33 ha development site situated directly adjacent to the New Riga highway, approximately 50 km from Moscow city centre, 41 km from MKAD and 8 km from the Betonka.

Phase 1 comprises a logistics warehouse of 51,225 m², including mezzanine and ancillary office space.

The property is divided into two units. Block 1 (16,888 m²) is let to Bacardi by way of a 7 year lease, expiring May 2015 and Block 2 (34,276 m²) is let to Interleasing on a 10 year lease, expiring May 2018.

6. **Istra, Moscow – Phase 2**

This is the second Phase of the above detailed scheme, situated directly adjacent to Phase 1. Phase 2 comprises a logistics warehouse of 48,696 m², including mezzanine and ancillary office space. The property comprises a single unit, let to DSV by way of a 10 year lease expiring in September 2018.

7. **Istra, Moscow – Phase 3**

Phase 3 of the project comprises two logistics warehouses totalling 52,047 m², including mezzanine and ancillary office space, and received its ownership certificate on 26 December 2008.

Building 1 with an area of 25,688 m² is pre-let to Seacontinental Logistics by way of a 7 year lease, expiring December 2015.

Building 2 is divided into two parts, Block 1 is 8,802 m², and is pre-let to DSV on a 10 year lease. The remainder of Building 2, 17,547 m² is currently vacant.

8. **Shushary, St. Petersburg Building 1**

The property comprises the first building of a logistics scheme known as Logopark Neva. The total development site has an area of around 26 ha and is situated in the Shushary District of St. Petersburg, approximately 15 km south of the city centre and around 5 km from the St. Petersburg ring road (KAD).

Building 1 comprises a new, purpose built, Class A logistics warehouse with a total floor area of 61,706 m², including warehouse, offices and mezzanine areas and is let to Avalon Logistics by way of a 10 year lease, expiring in June 2018.

PORTFOLIO OF DEVELOPMENT ASSETS

	Property name	*Location, Description, Tenure & Tenancy*
1.	**Logopark Ob, Novosibirsk**	The property is located in Petukhova Road to the south of the city centre and comprises a development site of 17.8 ha. The site was construction complete in Q1 2009. The scheme offers a logistics facility with a total area of 120,571 m², offering Class A warehouse accommodation with mezzanine and ancillary offices. There is also a rail spur serving the site. There is a prelease for 33,037 m² in place to Avalon Logistics for a term of 10 years from completion.
2.	**Logopark Don, Rostov on Don**	The property comprises a greenfield development site of 45 ha, held on a freehold basis, situated on the Federal Highway M4 approximately 27 km from the city centre. The first phase of the scheme is for 99,896 m² of Class A logistics warehousing including ancillary offices and mezzanine was construction complete in Q1 2009. There are two pre-leases in place, firstly Avalon Logistics have taken 21,315 m² on a 10 year lease and Auchan have taken 15,707 m² on a seven year lease.
3.	**Klimovsk, Moscow**	The property comprises a development site of 18 Ha to the south of Moscow, approximately 21 km from the MKAD in a town called Klimovsk. The project is a short distance from the M2 Simferopolskoye highway, a major route to the south from Moscow.
4.	**EG Logistics, Moscow**	The property is a greenfield development site of 10 ha on the Rogachevckoe highway located approximately 35 km to the north of the city centre, 25 km from MKAD and 10 km north of Lobnya. The scheme is a logistics complex with mezzanine and ancillary office premises, with a total area of around 54,914 m². The project is to be delivered in one phase, construction will be finished during the first half of 2009. The project is fully prelet to two tenants, firstly EG Logistics have taken 28,801 m² on a five year lease and Nippon Express will occupy 24,170 m² on a seven year.
5.	**Istra, Moscow – Phases 4 and 5**	The property comprises Phases 4 and 5 of a 33 ha development site situated directly adjacent to the New Riga highway, approximately 50 km from Moscow city centre, 41 km from MKAD and 8 km from the Betonka. Phase 4 will comprise two logistics warehouses, each of 29,658 m², including mezzanine and ancillary office space. Phase 5 comprises a two storey logistics warehouses totalling 36,826 m², including ancillary office space. The lower level will be 18,686 m² with a reduced roof height of 6m, the upper

storey will be 18,140 m^2 with a 12m roof height. The construction will be completed in 2010.

6.	**Shushari, St. Petersburg Buildings 2 + 3**	The property comprises buildings 2 and 3 of a logistics scheme known as Logopark Neva. The total development site has an area of around 26 ha and is situated in the Shushary District of St. Petersburg, approximately 15 km south of the city centre and around 5 km from KAD. Building 2 comprises a new, purpose built, Class A logistics warehouse with a total floor area of 33,624 m^2, including warehouse, offices and mezzanine areas. The unit is currently vacant, completion is expected during the first half of 2009. Building 3 comprises a new, purpose built, Class A logistics warehouse with a total floor area of 49,250 m^2, including warehouse, offices and mezzanine areas. This building will be completed before Building 2, this unit is also vacant.
7.	**AKM, St. Petersburg**	This asset comprises part of a 33 ha development site, located to the south of St. Petersburg city centre in the Shushary district. The site benefits from two access points to the Moscow highway. This first phase of the project is due to be completed at the date of valuation. It will provide 69,020 m^2 of warehouse accommodation, including mezzanine and ancillary office space.
8.	**Pulkovo I, St. Petersburg**	The property comprises a 5 ha freehold development site which is located to the south of the city centre close to major transport links and the airport. The scheme will provide 35,760 m^2 of Class A logistics warehousing including ancillary offices and mezzanine. Construction is due to complete in the first quarter of 2009.
9.	**Noginsk, Moscow**	The property comprises part of a 62 ha development site located in the Noginsk district of the Moscow region approximately 55km from the city, 45 km from MKAD and 3km inside the Betonka. Access to the site is from the Volga highway, which links Moscow to Nizhniy Novgorod. Phase 1 provides a logistic complex of 122,429 m^2 comprising three buildings with ancillary office premises. Completion of construction is expected during the second quarter of 2009.

LAND BANK

	Land Bank	*Potential Area, sq m*	*Interest*[1]	*Ownership*	*Permitting Status*
Nizhniy Novgorod	44.4 ha	220,000	50%	Freehold	Construction permit due in Q2 2009
Omsk	55 ha	275,000	50%	Freehold acquisition is on hold until Q2'09	Construction permit due in Q2 2009
Khabarovsk	27.3 ha	140,000	50%	Land Lease (5yrs) - acquired	Construction permit received
Chelyabinsk	50 ha	250,000	50%	Land Lease (5yrs) - acquired	Construction permit received in January 2009
Saratov	27.5 ha	168,092	50%	Land Lease (49yrs) - acquired	Construction permit received
Ufa	48.1 ha	240,000	50%	Land Lease (10yrs) - acquired	Construction permit due in Q2 2009
Minsk	45 ha	225,000	50%	Land Lease (99yrs) - acquired	Initial permitting work to commence Q2 2009
Pulkovo II	10 ha	65,000	100%	Freehold	Construction permit expected Q4 2009
Kiev	19 ha	111,000	100%	Freehold	Existing use established for warehousing

(1) The interest in the project reflects the proportion of the project accounted for in the consolidated financial statements of the Company.

PART 9

PROPERTY VALUATION REPORT ON THE GROUP



JONES LANG LASALLE®

Kosmodamianskaya nab. 52/3, Moscow 115 054
tel +7 495 737 8000 fax +7 495 737 8011
www.joneslanglasalle.com

The Directors
Raven Russia Limited
PO Box 522
1 Le Truchot
St. Peter Port
Guernsey, GY1 6EH

Our ref RU3043
Direct line +7 (495) 737 8000
Direct fax +7 (495) 737 8011
Robert.Mayhew@eu.jll.com

17 April 2009

Dear Sirs

RAVEN RUSSIA LIMITED YEAR END VALUATION OF A PORTFOLIO OF INVESTMENT PROPERTIES

SCOPE OF INSTRUCTIONS INFORMATION AND REPORT

In accordance with our engagement agreement, Contract number RU3043, dated 24 November 2008, with Raven Russia Limited (the "**Company**"), we, (Jones Lang LaSalle), Chartered Surveyors, have considered the assets referred to in the attached schedule (the "**Schedule**"), in order to advise you of our opinion of the Market Value (as defined below) of the freehold or leasehold interests (as appropriate) of the Company in each of these properties (the "**Properties**").

PURPOSE OF VALUATION

We understand that this valuation report (the "**Valuation Report**") is required for the purpose of Reporting in accordance with the International Financial Reporting Standards for inclusion in the Company's Financial accounts and, in addition, we understand the valuation will used for the purposes of inclusion in the equivalent information document to be published in relation to a proposed offer for Raven Mount Group plc.

BASIS OF VALUATION AND ASSUMPTIONS

We confirm that the valuations have been carried out on the basis of Market Value in accordance with the appropriate sections of the current Practice Statements contained within the RICS Valuation Standards, 6th Edition (the "Red Book"). This is an internationally accepted basis of valuation.

Market Value is defined as:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

We can confirm that we have prepared our valuation as External Valuers as defined in the RICS Valuation Standards and our valuation has been prepared in accordance with our General Principles in Appendix 2 of this report.

In arriving at our opinions of Market Value we have also arrived at our opinions of current estimated net annual rent. These are assessed on the assumption that they are the best rent at which a new letting of an interest in property would have been completed at the date of valuation assuming:

(i) a willing landlord;

(ii) that prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the letting;

(iii) that the state of the market, levels of value and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the valuation date;

(iv) that no account is taken of any additional bid by a prospective tenant with a special interest;

(v) that where relevant the length of term and principal conditions assumed to apply to the letting and other tenants terms are the same as those set out in the rent review clause contained in the occupational lease which we confirm are not exceptionally onerous or beneficial for letting of the type and class of the subject property and;

(vi) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

STATUS OF VALUE

We confirm that we have undertaken the valuations acting as External Valuers, as defined in the Red Book, qualified for the purpose of the valuation.

DATE OF VALUATION AND INSPECTIONS

The date of valuation is 31 December 2008 and is based upon tenancy information as at this date. Each of the properties was inspected as shown in the table below and we have made other such enquiries as we deemed necessary in order to provide you with your advice.

Property	*Date of Inspection*
Baltia	11 November 2008
Istra	11 November 2008
Southern	12 November 2008
Krekshino	12 November 2008
Shushary	17 November 2008
Konstanta	17 November 2008

ASSUMPTIONS AND SOURCES OF INFORMATION

An assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("**assumption**"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a Valuer as part of the valuation process. In undertaking our valuations, we have made a number of assumptions and have relied on certain sources of information. Where appropriate, the Company's advisers have confirmed that our assumptions are correct so far as they are aware. We believe that the assumptions we have made are reasonable, taking into account our knowledge of the properties, and the contents of reports made available to us. However, in the event that any of these assumptions prove to be incorrect then our valuations should be reviewed. The assumptions we have made for the purposes of our valuations are referred to below.

We have also made an assumption that the information the Company and its professional advisers have supplied to us in respect of the Properties is both full and correct.

It follows that we have made an assumption that details of all matters likely to affect value within their collective knowledge such as prospective lettings, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

Shushary, Konstanta and Krekshino are held freehold. Kulon Baltia, Kulon Southern, and Istra are held on a leasehold basis granted by the local authorities. The ground rental payments of such interests may be reviewed on an annual basis, in either an upwards or downwards direction, by reference to an established formula. Within the terms of the lease, there is a right to extend the term of the lease upon expiry in line with the existing terms and conditions thereof. It should be noted, however, that very few leasehold interests have yet reached termination and, hence, the effective ability to renew on such a basis is relatively untested. In arriving at our opinions of Market Value, we have assumed that the respective ground leases are capable of extension in accordance with the terms of each lease. In addition, given that such interests are not capable of assignment, we have assumed that each leasehold interest is held by way of a special purpose vehicle (SPV), and that shares in the respective SPV are capable of assignment.

In those instances where the properties are held in part ownership, our valuations assume that these interests are capable of sale in the open market without any restriction from the co-owner and that there are no encumbrances within the share agreements which would impact upon the saleability of the properties concerned.

In terms of the Assumptions which we have made and which are summarised within this Valuation Report, the Company has confirmed that our Assumptions are correct as far as they are aware. In the event that any of our Assumptions prove to be incorrect, the valuations contained in this valuation report should be reviewed and modified as necessary.

TENURE AND TENANCIES

We have been not provided with copies of the title deeds for all the properties and have taken the advice from the Company, in terms of title, in arriving at our opinions of value. However, we are unable to confirm whether any other documents exist which may invalidate or alter our understanding of the legal status of the properties and, as a result, we have assumed that the title is marketable and that the properties are free from encumbrances, mortgages and charges. We have also assumed that, where the interest in the properties is leasehold, there are no unreasonable or unusual clauses which would affect value and no unusual restrictions or conditions governing the assignment or disposal of the interest.

We understand that each property is either held by the Company or jointly with third parties. We have valued a 100 per cent. share of the tenure stated in each property as if each property was held entirely by the Company as at valuation date. We have not made any adjustment to value, which may be appropriate when considering fractural ownership.

The majority of the properties are held under a freehold title. In the case of those with leasehold title the lessee of a ground lease has a priority right to renew the lease upon expiry, on the same terms and conditions. Our valuation is predicated on the special assumption that the ground lease at each property can be extended, effectively in perpetuity, on similar terms to the existing leases.

In terms of those properties which are held by way of ground leases, we understand that such ground leases are not capable of being transferred in Moscow. We further understand that each asset is held as a SPV. Consequently, as noted above, we have valued the Properties on the Special Assumption that the shares in each of these SPVs can be sold and, in addition, that there are no further assets or liabilities held by each SPV which might affect the ability to sell the shares in the vehicles.

It is important to note that the rights to complete a development may be lost or, at least, delayed if the lessee fails to complete a permitted development within the timescale set out by the ground lease. In addition, in the event that a development has not been commenced upon the expiry of

a lease then the City Authorities are entitled to decline the granting of a new lease on the basis that the land is not used in accordance with its designation. Furthermore, where all necessary permissions and consents for the development are not in place, this may provide the City with grounds for rescinding or non-renewal of the ground lease. In undertaking the valuations reported herein, we have made the assumption that no such circumstances will arise to permit the City to rescind the land lease or to not grant a renewal.

We have been provided with rental information in the form of tenancy schedules for the investment properties; Krekshino, Kulon Baltia, Kulon Southern, Istra Phases 1, 2 & 3, Shushary Building 1 and Konstanta.

We have not conducted credit enquires into the financial status of any of the tenants. However, in undertaking our valuations we have reflected our understanding of the market perception of the financial status of the tenants. We have also assumed that each tenant is capable of meeting its leasehold obligations and that there are no undisclosed breaches of covenant.

FLOOR AREAS

We have not undertaken any measured surveys of the Properties and have relied entirely on information as to site areas and floor areas and dimensions of existing and proposed developments as provided to us by the Company.

PLANNING

Although we have not made any formal searches in terms of planning consents and issues, we have generally relied upon information provided by the Company as well as project documentation (where available) in respect of each of the properties.

In arriving at our opinions of Market Value we have had regard, where available, to the Company's specific proposals to develop each asset. However, although we have taken these proposals into account, each valuation reflects our opinion of such a development which may form the basis of a bid for the property by a prospective purchaser. As a result, our valuations do not necessarily fully reflect the Company's proposed development programme.

We have assumed that all existing properties have been erected and are being occupied and used in accordance with all necessary consents and that there are no outstanding statutory notices. We have also assumed that all buildings comply with all statutory and Local Authority requirements including building, fire and health and safety regulations.

ENVIRONMENTAL INVESTIGATIONS AND GROUND CONDITIONS

We have not been instructed to carry out site surveys or environmental assessments nor have we investigated any historical records, to establish whether any land or premises are or have been, contaminated. Unless we have been provided with information to the contrary, we have assumed that the properties are not, nor are likely to be, affected by land contamination and that there are no ground conditions which would affect the present or future use of the properties.

We were not instructed to carry out structural surveys of the properties but we have reflected any apparent wants of repair in our opinion of the value as appropriate. Properties have been valued on the basis of the issuer's advice save where we have been specifically advised to the contrary, no deleterious materials have been used in the construction of any of the subject buildings.

PLANT AND MACHINERY

In respect of any existing buildings, landlords' plant and machinery such as lifts, escalators, air-conditioning and other normal service installations have been treated as an integral part of each property and are included within our valuations. Plant and machinery, tenant's fixtures and specialist trade fittings have been excluded from our valuations.

No specialist tests have been carried out on any of these service systems and for the purposes of our valuations we have assumed that all are in good working order and in compliance with any relevant statute bylaw or regulation.

VALUATION

On the bases outlined within this Valuation Report, we are of the opinion that the aggregate of the individual gross Market Values, as at 31 December 2008, of the three freehold and three long leasehold interests subject to the existing lettings but otherwise with vacant possession is as set out below:

Freehold Properties:

$244,100,000

(Two Hundred and Forty Four Million, One Hundred Thousand US Dollars)

Leasehold Properties:

$209,650,000

(Two Hundred and Nine Million, Six Hundred and Fifty Thousand US Dollars)

It should be noted that the above valuation represents the aggregate of the individual values attributable to each property type and should not be regarded as a valuation of the portfolio as a whole in the context of a sale as a single lot.

REALISATION COSTS

Our Valuation is exclusive of VAT and no allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of any property. Our valuation is, however, net of purchaser's acquisition costs.

MARKET VOLATILITY

The continued turmoil and instability in the financial markets is continuing to cause volatility and uncertainty in the world's capital markets and real estate markets. There are low levels of liquidity in the real estate market and transaction levels are significantly reduced, resulting in a lack of clarity as to pricing levels and the market drivers. This, combined with a weakening of sentiment towards Russian real estate, has resulted in a continual reappraisal of Russian commercial property prices.

Globally, many of those transactions currently being negotiated are likely to involve vendors who are more compelled to sell, or purchasers who will only buy at discounted prices. In addition, prices agreed during negotiation are frequently reduced prior to exchange of contracts as purchasers bring to bear their greater negotiating position and ability to complete transactions in the current uncertain market. In this environment, prices and values are going through a period of heightened volatility whilst the market absorbs the various issues and reaches its conclusions. In Russia there is a lower level of transactional activity than in other markets and reduced transparency, which exacerbates the present difficulties. As a result of these circumstance market values can change rapidly in current market conditions.

EXCHANGE RATES

We have indicated the Market Values of the subject properties in the attached valuation schedule in US Dollars, where necessary we have adopted the exchange rate of the Central Bank of Russia or the European Central Bank on 31 December 2008.

RESPONSIBILITY

For the purpose of Reporting in accordance with the International Financial Reporting Standards for inclusion in the Company's Financial accounts and, in addition, we understand the valuation will used for the purposes of inclusion in the equivalent document to be published in relation to

a proposed offer for Raven Mount plc. Before this Valuation Report, or any part thereof, is reproduced or referred to in any other document, circular or statement and before its contents, or any part thereof, are otherwise disclosed orally or otherwise to a third party, the Valuer's written approval as to form and context of such publication or disclosure must first be obtained.

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Equivalent Information Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Equivalent Information Document in compliance with item 1.2 of Annex I of the PD Regulation.

For the avoidance of doubt, such approval is required whether or not Jones Lang LaSalle are referred to by name and whether or not the contents of our valuation report are combined with other reports.

Yours faithfully

Robert C Mayhew BSc (Hons) MRICS
European Director

Sergey Belov MRICS
Director

For and on behalf of Jones Lang LaSalle

APPENDIX 1

SCHEDULES OF PORTFOLIO ASSETS

RAVEN RUSSIA LIMITED
SCHEDULE

PORTFOLIO ASSETS VALUATION AS AT 31 DECEMBER 2008

Property Name	*Location, Description, Tenure & Tenancy*
1. **Baltia, Moscow**	The property is located approximately 23 km to the west of Moscow, on the Baltia (Moscow-Riga) highway around 7 km from MKAD. It situated near Mikhalkovo village in the Krasnogorsk district of the Moscow Region. The site is level and broadly rectangular in shape and extends to 5.097 ha. The property comprises a Class A warehouse development of three single storey, concrete frame buildings, constructed in 2005. The accommodation offers warehouse space, offices and canteen facilities, with a total area of 28,831 m². The property is let to 14 tenants, including Stockmann, Schneider and Pragmatic Express on a number of leases expiring between April 2009 and July 2011.
2. **Southern, Moscow**	The property is located in an industrial area of the Southern administrative district of Moscow, approximately 10 km from the city centre, around 1 km from the Varshavskoye highway and 5 km from MKAD. The property comprises a Class A warehouse development of single storey, concrete frame buildings, constructed in 2004. The accommodation offers warehouse space, offices and canteen facilities, with a total area of 14,472 m². The property is let to 13 tenants including Samsung and WeMaTek on a number of leases expiring between February 2009 and January 2015.
3. **Krekshino, Moscow**	The Krekshino development is located near the rural settlement of the same name in the Naro-Fominsky area in the Moscow Region. The property is situated about 40 km to the south west of the city centre, 24 km from the Moscow Ring Road (MKAD), between the Minsk and Kiev highways. Vnukovo airport, which offers both passenger and freight terminals, and is one of the largest airports in Moscow, is within about 15 km of the properties. The scheme is in four phases, known as 1A, 1B, 1C and 1D. All the phases comprise warehouse accommodation with ancillary offices and mezzanine floors. 1A, B and C are all let to National Logistics Company, (the largest logistics operator in Russia) on three leases expiring in January 2016, March 2012 and August 2014 respectively. 1D is let by way of six leases, expiring between March 2009 and December 2014.

4. Constanta, St. Petersburg

The property comprises a stand alone Class B+ office building on Leninsky Prospekt in the Moskovskiy district of Saint Petersburg, approximately 8 km to the south of the city centre.

The property is a modernised administrative building, which was converted in 2005 to provide an eight storey, self contained office building with a gross leaseable floor area of 15,828 m² and 70 car parking spaces.

The entire building is let to LenEnergo by way of a 10 year lease expiring in April 2017 and the car park is let on a lease expiring in September 2009.

5. Istra, Moscow Phase 1

The property comprises Phase 1 of a 33 ha development site situated directly adjacent to the New Riga highway, approximately 50 km from Moscow city centre, 41 km from MKAD and 8 km from the Betonka.

Phase 1 comprises a logistics warehouse of 51,225 m², including mezzanine and ancillary office space. The construction was completed in December 2007 with State Commissioning on 21 December.

The property is divided into two units. Block 1 (16,888 m²) is to Bacardi by way of a 7 year lease, expiring May 2015 and Block 2 (34,276 m²) is let to Interleasing on a 10 year lease, expiring May 2018.

6. Istra, Moscow Phase 2

This is the second Phase of the above detailed scheme, situated directly adjacent to Phase 1. Phase 2 comprises a logistics warehouse of 48,696 m², including mezzanine and ancillary office space. The property comprises a single unit, let to DSV by way of a 10 year lease expiring in September 2018.

7. Istra, Moscow Phase 3

Phase 3 of the project comprises two logistics warehouses totalling 52,047 m², including mezzanine and ancillary office space. Construction was completed in early 2009.

Building 1 with an area of 25,688 m² is prelet to Seacontinental Logistics by way of a 7 year lease, expiring December 2015.

Building 2 is divided into two parts, Block 1 is 8,812 m² and is preleased to DSV on a 10 year lease. Block 2 is currently vacant.

8. Shushary, St. Petersburg Building 1

The property comprises the first building of a logistics scheme known as Logopark Neva. The total development site has an area of around 26 ha and is situated in the Shushary District of St Petersburg, approximately 15 km south of the city centre and around 5 km from the KAD ring road.

Building 1 comprises a new, purpose built, Class A logistics warehouse with a total floor area of 61,706 m², including warehouse, offices and mezzanine areas and is let to Avalon Logistics by way of a 10 year lease, expiring in June 2018.

APPENDIX 2

GENERAL PRINCIPLES ADOPTED IN THE PREPARATION OF VALUATION AND REPORTS

These are the general principles upon which our Valuations and Reports are normally prepared; they apply unless we have specifically mentioned otherwise in the body of the report. Where appropriate, we will be pleased to discuss variations to suit any particular circumstances, or to arrange for the execution of structural or site surveys, or any other more detailed enquiries.

1. RICS VALUATION STANDARDS

Valuations and Reports are prepared in accordance with the Practice Statements contained in the RICS Valuation Standards (6th Edition) published by the Royal Institution of Chartered Surveyors, by valuers who conform to the requirements thereof.

Except where stated, Jones Lang LaSalle and Jones Lang LaSalle Hotels are External Valuers.

2. VALUATION BASIS

Properties are generally valued to "Market Value" or alternatively another basis of valuation as defined in the Appraisal and Valuation Manual. Market Value is defined as "The estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The full definition of any other basis, which we may have adopted, is either set out in our report or in the Appraisal and Valuation Manual.

There are interpretative commentaries on the definitions which are set out in the Appraisal and Valuation Manual and which we will be pleased to supply on request.

In our valuations no allowances are made for any expenses of realisation, or for taxation, which might arise in the event of a disposal. All property is considered as if free and clear of all mortgages or similar financial encumbrances, which may be secured thereon.

Unless otherwise stated, our valuations are of each separate property. Portfolio valuations are aggregates of individual valuations rather than the portfolio having been valued as a whole. No allowance is made for the effect of the simultaneous marketing of all/or a proportion of the properties.

3. SOURCE OF INFORMATION

We accept as being complete and correct the information provided to us, by the sources listed, as to details of tenure, tenancies, tenant's improvements, planning consents and other relevant matters, as summarised in our report.

4. DOCUMENTATION

We do not normally read leases or documents of title. We assume, unless informed to the contrary, that each property has a good and marketable title, that all documentation is satisfactorily drawn and that there are no encumbrances, restrictions, easements or other outgoings of an onerous nature, which would have a material effect on the value of the interest under consideration, nor material litigation pending. Where we have been provided with documentation we recommend that reliance should not be placed on our interpretation without verification by your lawyers.

5. TENANTS

Although we reflect our general understanding of a tenant's status in our valuations, enquiries as to the financial standing of actual or prospective tenants are not normally made unless specifically requested. Where properties are valued with the benefit of lettings, it is therefore assumed, unless we are informed otherwise, that the tenants are capable of meeting their financial obligations under the lease and that there are no arrears of rent or undisclosed breaches of covenant.

6. MEASUREMENTS

Where appropriate, all measurement is carried out in accordance with the Code of Measuring Practice issued by the Royal Institution of Chartered Surveyors, except where indicated or where we specifically state that we have relied on another source.

7. TOWN PLANNING AND OTHER STATUTORY REGULATIONS

Information on Town Planning, wherever possible, is obtained verbally from the Local Planning Authority. We do not make formal legal enquiries and, if reassurance is required, we recommend that verification be obtained from lawyers that:

7.1. the position is correctly stated in our report;

7.2. the property is not adversely affected by any other decisions made, or conditions prescribed, by public authorities;

7.3. there are no outstanding statutory notices.

Outside the UK however, it is often not possible to make such verbal enquiries.

Our valuations are prepared on the basis that the premises (and any works thereto) comply with all relevant statutory and EC regulations, including enactments relating to fire regulations, access and use by disabled persons and control and remedial measures for asbestos in the workplace.

8. STRUCTURAL SURVEYS

Unless expressly instructed, we do not carry out a structural survey, nor do we test the services and we therefore do not give any assurance that any property is free from defect. We seek to reflect in our valuations any readily apparent defects or items of disrepair, which we note during our inspection, or costs of repair which are brought to our attention.

9. DELETERIOUS MATERIALS

We do not normally carry out investigations on site to ascertain whether any building was constructed or altered using deleterious materials or techniques (including, by way of example, high-alumina cement concrete, woodwool as permanent shuttering, calcium chloride or asbestos). Unless we are otherwise informed, our valuations are on the basis that no such materials or techniques have been used.

10. SITE CONDITIONS

We do not normally carry out investigations on site in order to determine the suitability of ground conditions and services for the purposes for which they are, or are intended to be, put; nor do we undertake archaeological, ecological or environmental surveys. Unless we are otherwise informed, our valuations are on the basis that these aspects are satisfactory and that, where development is contemplated, no extraordinary expenses or delays will be incurred during the construction period due to these matters.

11. ENVIRONMENTAL CONTAMINATION

Unless expressly instructed, we do not carry out site surveys or environmental assessments, or investigate historical records, to establish whether any land or premises are, or have been, contaminated. Therefore, unless advised to the contrary, our valuations are carried out on the basis

that properties are not affected by environmental contamination. However, should our site inspection and further reasonable enquiries during the preparation of the valuation lead us to believe that the land is likely to be contaminated we will discuss our concerns with you.

12. INSURANCE

Unless expressly advised to the contrary we assume that appropriate cover is and will continue to be available on commercially acceptable terms. For example in regard to the following:

Composite Panels

We understand that a number of insurers are substantially raising premiums, or even declining to cover, buildings incorporating certain types of composite panel. Information as to the type of panel used is not normally available, and the market response to this issue is still evolving. Accordingly, our opinions of value make no allowance for the risk that insurance cover for any property may not be available, or may only be available on onerous terms, or for any adverse market reaction to the presence of such panels.

Terrorism

To the extent that it is feasible, our valuations have been made on the basis that the properties are insured against risks of loss or damage including damage caused by acts of Terrorism.

Flood and Rising Water Table

Our valuations have been made on the assumption that the properties are insured against damage by flood and rising water table.

13. CURRENCY

The valuations are prepared in US Dollars.

14. VALUE ADDED TAX

Valuations are prepared and expressed exclusive of VAT payments, unless otherwise stated.

15. OUTSTANDING DEBTS

In the case of property where construction works are in hand, or have recently been completed, we do not normally make allowance for any liability already incurred, but not yet discharged, in respect of completed works, or obligations in favour of contractors, subcontractors or any members of the professional or design team.

16. CONFIDENTIALITY AND THIRD PARTY LIABILITY

Our Valuations and Reports are confidential to the party to whom they are addressed for the specific purpose to which they refer, and no responsibility whatsoever is accepted to any third parties. Neither the whole, nor any part, nor reference thereto, may be published in any document, statement or circular, nor in any communication with third parties, without our prior written approval of the form and context in which it will appear.

17. VALUATIONS PREPARED ON LIMITED INFORMATION

In the event that we are instructed to provide a valuation without the opportunity to carry out an adequate inspection and/or without the extent of information normally available for a formal valuation, we are obliged to state that the valuation is totally dependent on the adequacy and accuracy of the information supplied and/or the assumptions made. Should these prove to be incorrect or inadequate, the accuracy of the valuation may be affected.

PART 10

PROPERTY VALUATION REPORT ON THE RAVEN MOUNT GROUP

This report is included in this document to present information and evidence as to how the Company has arrived at the consideration to be offered under the terms of the Offer. This report is not included in order to comply with CESR guidance for property companies.



The Directors
Raven Russia Limited
PO Box 522
1 Le Truchot
St. Peter Port
Guernsey, GY1 6EH

Numis Securities Limited
10 Paternoster Square
London EC4M 7LT

Email: nick.jacks@dtz.com
Direct tel: 020 3296 4547
Direct fax: 020 3296 4430

Your ref:
Our ref: NCJ/bm

17 April 2009

Dear Sirs

Valuation of certain property assets to be acquired by Raven Russia Limited ("the Company")

1. INTRODUCTION

In accordance with your instructions which were confirmed in our letter dated 9 February 2009, we have inspected the properties referred to in the attached schedules (the "schedules") in order to advise you of our opinion of the Market Value of the freehold and leasehold interests in each of the properties, (the "Properties"), as at 6 February 2009.

The Properties comprise development projects in various stages of construction.

This Report has been prepared in accordance with Rule 29 of the Takeover Code.

2. INSPECTIONS

The properties were inspected for the purpose of this valuation on 29 January 2009. There were no restrictions to the extent of our inspections.

DTZ
48 Warwick Street
London W1B 5NL, England
Tel: +44 (0)20 3296 3000
Fax: +44 (0)20 3296 3200



3. COMPLIANCE WITH RICS VALUATION STANDARDS

We confirm that the valuations have been prepared in accordance with the appropriate sections of the current Practice Statements ("PS"), and United Kingdom Practice Statements ("UKPS") contained within the RICS Valuation Standards, 6th Edition (the "Red Book").

4. STATUS OF VALUER AND CONFLICTS OF INTEREST

We confirm that we have undertaken the valuations acting as External Valuers, qualified for the purpose of the valuation.

As set out in our letter of 9 February 2009, we have previously carried out a valuation of the property known as The Lakes on behalf of the lender to the current owner. The Bank has confirmed to us that they have no objection to our undertaking a valuation of The Lakes on your behalf and you have confirmed that you are aware of our previous involvement and are content for us to report to you.

You are also aware that we undertook a valuation of the property at College Place, Brackley, Northamptonshire for Raven Mount in 2007 and you have confirmed that you are content for us to report to you in respect of this property. We do not consider that any conflict of interest arises in preparing the advice requested.

5. PURPOSE OF THE VALUATION

We understand that this Valuation Report and Schedules are to be included in an equivalent information document and offer document to be sent to Raven Mount's shareholders. This Valuation Report and Schedules have been produced for the Raven Russia Board to assist them in determining a value for Raven Mount's property portfolio for the purposes of an offer (the "Purpose of this Report").

6. DISCLOSURES REQUIRED UNDER THE PROVISIONS OF UKPS 5.4

6.1 Previous valuations of the properties for the purpose of the Valuation Report

The Properties have not previously been valued by DTZ Debenham Tie Leung for the same purpose as the Purpose of this Valuation Report.

6.2 DTZ's relationship with client

DTZ have not previously carried out any work on behalf of Raven Russia Limited.

6.3 Fee income from Raven Russia Limited

DTZ Debenham Tie Leung is a wholly owned subsidiary of DTZ Holdings plc (the "Group"). In the Group's financial year to 30 April 2008, the proportion of total fees payable by the Company to the total fee income of the Group was less than 5 per cent. We anticipate that this will also be the case in the current financial year.

7. BASIS OF VALUATION

Our opinion of the Market Value of each of the properties has been primarily derived using comparable recent market transactions on arm's length terms.

7.1 Market Value

The value of each of the properties has been assessed in accordance with the relevant parts of the current RICS Valuation Standards. In particular, we have assessed Market Value in accordance with PS 3.2. Under these provisions, the term "Market Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In undertaking our valuations on the basis of Market Value we have applied the conceptual framework which has been settled by the International Valuation Standards Committee and which is included in PS 3.2.

7.2 Taxation and costs

We have not made any adjustments to reflect any liability to taxation that may arise on disposals, nor for any costs associated with disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance or lottery funding that may arise on disposals.

We have made deductions to reflect purchasers' acquisition costs.

8. VAT

The capital valuations and rentals included in this Valuation Report are net of value added tax at the prevailing rate.

9. ASSUMPTIONS AND SOURCES OF INFORMATION

An Assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("Assumption"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a valuer as part of the valuation process. In undertaking our valuations, we have made a number of Assumptions and have relied on certain sources of information. Where appropriate the Company and its advisers have confirmed that our Assumptions are correct so far as they are aware. In the event that any of these Assumptions prove to be incorrect then our valuations should be reviewed. The Assumptions we have made for the purposes of our valuations are referred to below:

9.1 Title

We have not had access to the title deeds of any of the properties.

Save as disclosed by Raven Russia's lawyers, we have made an Assumption that the Properties, with the exception of College Place, Brackley, have good and marketable freehold and leasehold title in each case and that the Properties are free from rights of way or easements, restrictive covenants, disputes or onerous or unusual outgoings. We have also assumed that the properties are free from mortgages, charges or other encumbrances.

Raven Russia's lawyers have informed us that the development at College Place, Brackley is occupied under licence pursuant to the terms of a development agreement with the local authority. Our valuation Assumes that this option to acquire the freehold interest contained in the development agreement is being registered against the freehold title and Raven Russia's lawyers have confirmed that they are satisfied with this position.

Raven Russia's lawyers have informed us that the land at Kelham Riverside Phase 2, which is held on a 999 year lease, can be considered as virtual freehold and there are no onerous or unusual restrictions of dealing or developing the property.

9.2 Condition of structure and services, deleterious materials, plant and machinery and goodwill

Due regard has been paid to the apparent state of repair and condition of each of the properties, but condition surveys have not been undertaken, nor have woodwork or other parts of the structures which are covered, unexposed or inaccessible, been inspected. Therefore, we are unable to report that the properties are structurally sound or free from any defects. We have made an Assumption that the properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects other than such as may have been mentioned in the body of our Valuation Report and any appendices.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious materials have been used in the construction or any alterations, and therefore we cannot confirm that the properties are free from risk in this regard. For the purposes of these valuations, we have made an Assumption that any such investigation would not reveal the presence of such materials in any adverse condition.

We have not carried out an asbestos inspection and have not acted as an asbestos inspector in completing the valuation inspection of properties that may fall within the Control of the Asbestos at Work Regulations 2002. We have not made an enquiry of the duty holder (as defined in the Control of Asbestos of Work Regulations 2002), of the existence of an Asbestos Register or of any plan for the management of asbestos to be made. Where relevant, we have made an Assumption that there is a duty holder, as defined in the Control of Asbestos of Work Regulations 2002 and that a Register of Asbestos and Effective Management Plan is in place, which does not require any immediate expenditure, or pose a significant risk to health, or breach the HSE regulations. We advise that such enquiries be undertaken by a lawyer during normal pre-contract enquiries.

No mining, geological or other investigations have been undertaken to certify that the sites are free from any defect as to foundations. We have made an Assumption that the load bearing qualities of the sites of the properties are sufficient to support the buildings constructed (or to be constructed) thereon. We have also made an Assumption that there are no services on, or crossing the sites in a position which would inhibit development or make it unduly expensive, and that there are no abnormal ground conditions, nor archeological remains present, which might adversely affect the present or future occupation, development or value of any of the properties.

No tests have been carried out as to electrical, electronic, heating, plant and machinery, equipment or any other services nor have the drains been tested. However, we have made an Assumption that all services, including gas, water, electricity and sewerage, are provided and are functioning satisfactorily.

No allowance has been made in these valuations for any items of plant or machinery not forming part of the service installations of the buildings. We have specifically excluded all items of plant, machinery and equipment installed wholly or primarily in connection with the occupants' businesses. We have also excluded furniture and furnishings, fixtures, fittings, vehicles, stock and loose tools.

Further, no account has been taken in our valuations of any business goodwill that may arise from the present occupation of any of the properties.

In the case of new properties, the construction of which has not been completed, or which have been built within the last ten years, we have made the Assumption that the construction will have been satisfactorily completed and that the properties have been built under the NHBC Build Mark Scheme, Zurich Municipal New Build and Rebuild Schemes or the Premier Guarantee Scheme. Further, we have made an Assumption that all buildings that have been completed recently or are due to be completed shortly, will satisfy all of the various matters discussed above.

It is a condition of DTZ Debenham Tie Leung Limited or any related company, or any qualified employee, providing advice and opinions as to value, that the client and/or third parties (whether notified to us or not) accept that the Valuation Report in no way relates to, or gives warranties as to, the condition of the structure, foundations, soil and services.

9.3 Environmental matters

We have made enquiries of Raven Mount Group plc in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of the sites of the properties and any adjoining sites.

Raven Russia's lawyers have advised us that it has been confirmed to them by Raven Mount's lawyers that all remediation and environmental matters required to be undertaken at the various sites has been completed in accordance with the requirements of the respective local authorities.

The developments at Kelham Riverside Phase 1, Baxter's Print Works, Lewes and College Place, Brackley, are almost complete and Raven Russia's lawyers have informed us that they have been advised by Raven Mount's lawyers that all environmental works required by each local authority have been completed.

In respect of Kelham Riverside Phase 2, we have been provided with extracts of geo technical reports and we have taken the contents of these reports into account when arriving at our opinion of value.

In respect of the development at The Lakes, the land occupied by the proposed development is a former gravel extraction site. Raven Russia's lawyers have informed us that they have obtained confirmation from Raven Mount's lawyers that all environmental and remediation requirements are being adhered to.

Other than specifically noted and drawn to your attention, we have made an Assumption that no contamination or other adverse environmental matters exist in relation to the properties sufficient to affect value. Commensurate with our Assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations than those undertaken by us. If it is subsequently established that contamination exists at any of the properties or on any neighbouring land or that any of the premises have been, or are being, put to any contaminative use then this might reduce the values now reported.

Flooding

The development at The Lakes is in an area close to a flood plain or has a history of flooding. Raven Russia's lawyers have advised that it has been confirmed to them by Raven Mount's lawyers that the Environment Agency are satisfied in respect of work that has been carried out to date at the development regarding flooding.

Raven Russia's lawyers have advised us that the property at Kelham Riverside Phase 1 is in a flood plain and has been affected by flooding in the past.

If any of the properties lie within or close to a flood plain, or have a history of flooding, we have made the Assumption that building insurance is in place regarding flooding and available to be renewed to the current or any subsequent owners of the properties, without payment of an excessive premium or excess.

9.4 Areas

Raven Mount Group plc has provided us with the floor areas of the properties that are relevant to our valuation. As instructed, we have relied on these areas and have not checked them on site. We have made an Assumption that the floor areas supplied to us have been calculated in accordance with the current Code of Measuring Practice, prepared by the Royal Institution of Chartered Surveyors.

9.5 Statutory requirements and planning

Raven Russia's lawyers have advised us that it has been confirmed to them by Raven Mount's lawyers that all of the subject developments have been constructed and are being constructed in accordance with the appropriate planning and building regulation requirements.

Save as disclosed in the reports prepared by Raven Russia's lawyers, we have made an Assumption that the buildings have been constructed in full compliance with valid town planning and building regulations approvals, that where necessary they have the benefit of current Fire Risk Assessments compliant with the requirements of the Regulatory Reform (Fire Safety) Order 2005. Similarly, we have also made an Assumption that the properties are not subject to any outstanding statutory notices as to their construction, use or occupation. Unless our enquiries have revealed the contrary, we have made a further Assumption that the existing

uses of the properties are duly authorised or established and that no adverse planning conditions or restrictions apply.

No allowances have been made for rights, obligations or liabilities arising under the Defective Premises Act 1972, and we have made an Assumption that the properties comply with all relevant statutory requirements.

In England and Wales, the Government has implemented the Energy Performance of Buildings Directive requiring Energy Performance Certificates ("EPC") to be made available for all properties, when bought or sold, subject to certain exemptions. In respect of any of the subject properties which are not exempt from the requirements of this Directive, we have made an Assumption that an EPC is made available, free of charge, to the purchasers of the interests which are the subject of our valuation.

We would draw your attention to the fact that employees of town planning departments now always give information on the basis that it should not be relied upon and that formal searches should be made if more certain information is required. We assume that, if the information given about town planning matters is to be relied upon, Raven Russia's lawyers would be instructed to institute such formal searches.

9.6 **Leasing**

Save as disclosed in the reports prepared by your lawyers, we have Assumed that all of the properties have vacant possession.

9.7 **Information**

We have made an Assumption that the information supplied to us in respect of the Properties is both full and correct.

It follows that we have made an Assumption that details of all matters likely to affect value within your knowledge such as prospective lettings, rent reviews, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

10. PROPERTIES IN THE COURSE OF DEVELOPMENT OR REQUIRING REFURBISHMENT

We have relied upon information relating to construction and associated costs in respect of both the work completed and the work necessary for completion, together with a completion date, as advised to us by Raven Mount.

Unless otherwise referred to in the Valuation Report, our valuation of the completed buildings has been based on an Assumption that all works of construction have been satisfactorily carried out in accordance with the building contract and specifications, current British Standards and any relevant codes of practice. We have also made an Assumption that a duty of care and all appropriate warranties will be available from the professional team and contractors, which will be assignable to third parties.

Current financial market instability

The financial markets have seen significant turbulence over the last year or so resulting in severe liquidity shortages. Lenders have sought to both reduce leverage and to shift to low risk assets.

Against this background buyers of bonds have in the main withdrawn from the market at previous pricing levels resulting in the exit route of many lenders (the CMBS market and securitisation) no longer being available. Such lenders have significantly reduced their lending business at competitive prices leaving only a few "balance sheet lenders". The result has been materially less liquidity. The cost of debt has risen significantly and the quantum of debt as a percentage of loan to value has fallen substantially for all but the best assets.

The turmoil in the credit markets had an immediate effect on the real estate investment market resulting in some transactions failing and/or prices being renegotiated downwards. This has caused a marked reduction in the volume of transactions with activity below the levels of recent years. The renegotiation of agreed prices prior to completion of transactions remains common. Generally, there is greater volatility in the evidence generated by comparable transactions and in these circumstances there is a greater degree of uncertainty than that which exists in a more active and stronger market in forming an opinion of the realisation prices of property assets.

The position has also become more difficult with the recent demise and rescue of several of the major banks and institutions across the globe and the significant injections of equity into the banks by the UK, European and US Authorities. These factors have combined to create further anxiety about future availability of debt finance and movements in the financial and real estate markets, despite the joint efforts to cut interest rates by the US Federal Reserve, The Bank of England and the European Central Bank.

Whereas transaction evidence underpins the valuation process, the definition of Market Value, including the commentary in Practice Statement 3.2.4, requires the valuer to reflect the realities of the current market. In this context valuers must use their market knowledge and professional judgement and not rely only upon historic market sentiment based on historic transactional comparables.

The above situation has lead to a dearth of comparable transactional evidence which has become more acute in recent weeks. Those transactions which have been proceeding have been doing so at a further significant discount to previously established levels leading to further volatility in all property markets.

Therefore, under Guidance Note 5 of the RICS Valuation Standards, we are of the opinion that 'abnormal' market conditions currently prevail and that there is likely to be a greater than usual degree of uncertainty in respect of the figures now reported. Until the number and consistency of comparable transactions increases, this situation is likely to remain.

The Circumstances described above are particularly acute in respect of properties for development purposes. This is due to the adverse impact of current market conditions on the feasibility of many developments and the increasing risk premiums required by providers of finance for all properties and in particular those with impacted by the uncertainty of the development process.

11. VALUATION

We are of the opinion that the aggregate of the Market Values of the freehold and leasehold interests in the properties described in Schedules A, B and C, subject to the Assumptions and comments in this Valuation Report, as at 6 February 2009 is as follows:

£36,820,000
(Thirty-six million eight hundred and twenty thousand pounds)

Please note:

(i) The property described in Schedule A2 is subject to a 50:50 joint venture agreement.

(ii) The Company benefits from a Development Agreement in respect of the property described in Schedule C.

Our opinion of Market Value of those properties at Kelham Riverside Phase 1, Lewes and Brackley represent the aggregate of the Market Value of each of the residential units at these schemes, less costs to complete and any outstanding sums to be paid to the vendor. This is our opinion of the sum that would be achieved, as at the date of valuation, if each of the units were sold individually over a reasonable period of time. It would take many months to dispose of these units, but it is considered reasonable to value on this basis as other flats within the development have already been sold off on an individual basis and we have been advised that it is the Company policy to

pursue sales on an individual basis. However, a purchaser acquiring all or a number of units at one or more of the schemes would require a significant discount from the aggregate vacant possession value. Further, if all of the residential units had to be sold at the valuation date, there would be an element of flooding the market which would depress the individual prices that could be achieved.

We are of the opinion that the aggregate of the Market Values of the freehold and leasehold interests in the properties described in Schedules A, B and C, subject to the Assumptions and comments in this valuation Report, as at 6 February 2009, on the Assumption that the development works have been completed, is as follows:

£211,678,000
(Two hundred and eleven million, six hundred and seventy-eight thousand pounds)

Please note:
The above aggregate Assumes that the freehold interest in the property described in Schedule C has been acquired.

The approximate aggregate cost of completing the developments described in Schedules A, B and C, subject to the Assumptions and comments in this valuation Report, as at 6 February 2009, is estimated to be:

£124,883,000
(One hundred and twenty-four million, eight hundred and eighty-three thousand pounds)

12. CONFIDENTIALITY AND DISCLOSURE

The contents of this Valuation Report and Schedules may be relied upon only by the addressees in connection with the Purpose of this Valuation Report. No reliance may be placed upon the contents of the Valuation Report and Schedules by any party who is not an addressee of this Valuation Report or by an addressee of this Valuation Report for any purpose other than in connection with the Purpose of this Valuation Report. Before this Valuation Report, or any part thereof, is reproduced or referred to, in any document, circular or statement, and before its contents, or any part thereof, are disclosed orally or otherwise to a third party, the valuer's written approval as to the form and context of such publication or disclosure must first be obtained. Such publication or disclosure will not be permitted unless, where relevant, it incorporates the Special Assumptions referred to herein. For the avoidance of doubt such approval is required whether or not DTZ Debenham Tie Leung Limited is referred to by name and whether or not the contents of our Valuation Report are combined with others.

13. RESPONSIBILITY

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Equivalent Information Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Equivalent Information Document in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

N C Jacks FRICS
Director

For and on behalf of
DTZ Debenham Tie Leung Limited

SCHEDULE A (PROPERTY IN COURSE OF DEVELOPMENT)

1. PROPERTIES THAT ARE 100 PER CENT. OWNED

Property	Description, Tenure and Planning Status
1. Kelham Riverside Phase 1, Alma Street, Sheffield, Yorkshire	New build, apartment-led scheme, in the regeneration district of Keiham Island on the northern fringe of Sheffield city centre. Freehold. Planning consent for development granted 24 August 2004, subject to normal conditions. 146 apartments and 70 parking spaces plus circa 18,500 sq ft of office, studios and restaurant unit. Development due to be completed Spring 2009. 15 apartment sales and 3 car parking spaces legally completed as at 6 February 2009. 131 residential units and commercial space still to sell and let. Commercial space to be finished to "shell and core".
2. Baxter's Former Print Works, Lewes, East Sussex	Former print works located in the centre of Lewes, East Sussex. The site is largely freehold with a tiny area held on a long lease of 999 years from 26 March 2008 at a rent of £100 per annum. Planning consent granted 30 June 2005 subject to normal conditions. Works to complete a development of 54 new-build private and affordable units, 12 of which are live/work, together with car parking spaces, due to be completed in Spring 2009. 17 private flats and 14 affordable units already sold, with 3 private units exchanged contracts but not completed 20 private flats still to be disposed of.

2. PROPERTIES HELD UNDER JOINT VENTURE

Property	Description, Tenure and Planning Status
1. The Lakes, Lechlade, Gloucestershire	Large site in rural area in The Cotswolds with planning consent for 160 holiday homes. Freehold. Outline planning consent granted 31 May 2006 subject to normal conditions. Development has commenced and is due to last for approximately 10 years. 28 units sold to date. More units may be built at the development depending upon planning.

The development at The Lakes is subject to a 50/50 joint venture agreement with Yoo Limited. Our opinion of Market Value is for a 50 per cent. share.

SCHEDULE B (PROPERTIES HELD FOR DEVELOPMENT)

Property	Description, Tenure and Planning Status
1. Kelham Riverside Phase 2, Green Lane, Sheffield, Yorkshire	Old industrial site in a riverside location in the regeneration district of Kelham Island on the northern fringe of Sheffield city centre. Leasehold, 999 years from June 2007 at peppercorn rent. Existing buildings include a range of old industrial units plus Listed Buildings. Planning permission granted 14 June 2005, subject to normal conditions, for development of 310 apartments and 283 parking spaces, part-conversion and part-new build. No work started on site.

SCHEDULE C (PROPERTIES HELD UNDER A DEVELOPMENT AGREEMENT)

Property	Description, Tenure and Planning Status
Land to the rear of 29-31 College Place, Brackley, Northamptonshire	Former vacant site in centre of market town of Brackley, Northamptonshire. Currently occupied under the benefit of a development agreement with the option to acquire the freehold interest. Planning consent granted 25 April 2007, subject to normal conditions. Works to complete development of 51 flats and 3 commercial units due to be finished in Spring 2009. No private or commercial units yet sold. 5 units to be sold to Registered Social Landlord.

The property at 29-31 College Place, Brackley has been developed under a development agreement with the Local Authority with Raven Mount having the benefit of a call option to acquire the freehold interest upon payment of £1.5 million to the Local Authority. Our valuation of the property in its existing state has reflected the obligation to make this payment to the Local Authority.

PART 11

PRINCIPAL TERMS OF THE PREFERENCE SHARES AND THE WARRANTS

SECTION A: PREFERENCE SHARES

Fixed Amount

£1 per Preference Share.

Preference Dividends

Cumulative preferential dividends will accrue from day to day on the Preference Shares at a rate of 12 per cent. per annum on the Fixed Amount (being £1) from (and including) the date of issue and will be payable quarterly in equal instalments in arrears on 31 March, 30 June, 30 September and 31 December in each year, save that in respect of any Preference Shares issued on or before 31 March 2009 the first payment of the Preference Dividend will be made on 30 June 2009 in respect of the period from the date of issue of such Preference Shares to (but excluding) 30 June 2009 and shall be calculated on a pro rata basis.

The holders of the Preference Shares shall rank for dividends in priority to the holders of any other class of shares of the Company (save for any Further Preference Shares (as defined below)). The holders of the Preference Shares shall not be entitled to participate in any further dividends or bonus share issue of the Company.

If all or any part of the Preference Dividend is in arrears, interest shall accrue on such unpaid sum at the rate of 15 per cent. per annum from the date upon which such arrears arise until the date of payment. In the event that the arrears of the Preference Dividend shall remain unpaid for six months then the interest rate at which interest will accrue on such arrears will from such time increase to the rate of 20 per cent. per annum.

If there are any arrears of the Preference Dividend outstanding the Company may not pay any distribution (as defined in section 301 of the Law but excluding for these purposes distributions falling within sections 302(1)(a), (d) and (e) of the Law) in respect of the Ordinary Shares or any other shares ranking for distribution after the Preferences Shares or Further Preference Shares.

Scrip Preference Dividend

Subject to the provisions of the Statutes, the board shall offer all holders of Preference Shares the right to elect to receive the Preference Dividend or any part thereof as a scrip dividend of Preference Shares instead of in cash.

Redemption

The Preference Shares only have the right to be redeemed in the following circumstances:

- subject to the Statutes, on completion of a takeover bid or merger transaction to which the City Code applies (or would have applied if such bid or transaction was proposed, made or effected as the date of the adoption of the Articles (being 25 March 2009)), however effected (but which for the

avoidance of doubt will not include a subscription for or purchase of new shares or securities in the Company) including by means of an amalgamation under Part VI of the Law or an arrangement under Part VIII of the Law, as a result of which any person or persons acting in concert (as defined in the City Code) holds shares carrying in aggregate 50 per cent. or more of the voting rights (as defined in the City Code) of the Company; or

- subject to the Statutes, if the Company has served a Rights Cessation Notice (as defined below) on holders of Preference Shares where, at such time, there are fewer than 35,000,000 Preference Shares in issue.

In these circumstances, a holder of Preference Shares can elect to redeem all (but not part) of his holding.

The amount to be paid on such redemption per Preference Share will be an amount equal to the aggregate of (i) the Fixed Amount (being £1); and (ii) a sum equal to all arrears and accruals of the Preference Dividend thereon to be calculated down to and including the day of redemption (together with any accrued interest) and to be payable irrespective of whether or not such dividend has been declared or earned or become due and payable.

The Preference Dividend shall cease to accrue on any Preference Shares so redeemed with effect from such redemption.

If the Company fails to redeem any Preference Shares on the date fixed for such redemption, interest shall accrue on unpaid redemption monies at the rate of 15 per cent. per annum from the date upon which such redemption monies were required to be paid until the date of payment. In the event that the relevant unpaid redemption monies have been unpaid for 6 months from the date fixed for redemption then the interest rate at which interest will accrue on such unpaid redemption monies will increase from such time to the rate of 20 per cent. per annum.

Save as set out above, neither the Company nor the holders of Preference Shares shall have a right to redeem the Preference Shares.

Capital

On a return of capital on a winding up or pursuant to an administration order (other than a redemption or purchase by the Company of any of its share capital) the holders of Preference Shares shall be entitled, in priority to other shareholders (save for the rights relating to Further Preference Shares (as defined below)), to be paid out of the assets of the Company available for distribution to members an amount in respect of each Preference Share equal to the aggregate of the Fixed Amount (being £1) together with a sum equal to any arrears and accruals of the Preference Dividend in respect of such Preference Share (and any accrued interest), whether earned or declared or not, calculated down to the date of commencement of the winding up.

The holders of the Preference Shares shall not have any further right to participate in the assets of the Company on any such return of capital.

Voting Rights

The holders of the Preference Shares shall have the right to receive notice of and to attend any general meeting of the Company and to attend, speak and vote at a general meeting of the Company:

- if, and when at the date of the notice convening such meeting, the Preference Dividend is in arrears (and for this purpose, the Preferred Dividend shall be deemed to be payable quarterly on the dates set out above); or
- if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Preference Shares or for the winding up of the Company pursuant to Part XXII of the Law, in which case they shall only be entitled to vote on such resolution.

Save as set out herein, the Preference Shares shall not confer on the holders thereof the right to speak or vote at any general meeting of the Company.

Whenever the holders of Preference Shares are entitled to vote at a general meeting of the Company upon any resolution proposed at such general meeting, on a show of hands every holder thereof who is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote and on a poll every holder thereof who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote in respect of each Preference Share registered in the name of such holder.

The holders of the Preference Shares shall have the right to have sent to them (at the same time as the same are sent to the holders of the Ordinary Shares) a copy of the Company's annual report and accounts and (if available) the Company's six monthly interim unaudited financial statements and such other Company information that is sent to the holders of Ordinary Shares.

Variation of Rights

For as long as any Preference Shares remain in issue, the issue or allotment of or the creation or increase of the amount of any shares of any class or any security convertible into shares of any class ranking, as regards rights to participate in the Company's profits or assets, in priority to the Preference Shares shall be deemed to constitute a variation of the class rights attaching to the Preference Shares.

The Company may from time to time without the consent of the holders of the outstanding Preference Shares create and issue further preference shares (including but not limited to Preference Shares) ("**Further Preference Shares**") ranking as regards their participation in the profits and assets of the Company *pari passu* with but not in priority to Preference Shares and so that any such Further Preference Shares may either carry as regards participation in the profits and assets of the Company, rights and restrictions identical in all respects with the Preference Shares or with any other series of Further Preference Shares or rights and restrictions differing therefrom in any respect including but without prejudice to the generality of the

foregoing in that: (i) the rate of dividend may differ; (ii) the Further Preference Shares may rank for dividends from such date as may be provided by the terms of issue thereof and the dates for payment of the dividend may differ; (iii) a premium may be payable on a return of capital or there may be no such premium; or (iv) the Further Preference Shares may be redeemable and/or convertible into Ordinary Shares on such terms and conditions as may be prescribed by the terms of issue thereof.

In the event that the Company creates and issues Further Preference Shares (except where the Further Preference Shares being created and/or issued are Preference Shares), then unless authorised by the consent in writing of the holders of three-fourths in number of the Preference Shares then in issue (excluding any Preference Shares held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the Preference Shares, the Company shall not create or issue such Further Preference Shares unless:

- the board has made an offer to each person who holds Preference Shares to allot to him on the same or more favourable terms such proportion of those Further Preference Shares that is as nearly as practicable (fractions being disregarded) equal to the proportion in number held by him of the aggregate Preference Shares then in issue; and
- the period, which shall not be less than 21 clear days, during which any offer referred to above may be accepted, has expired or the Company has received notice of the acceptance or refusal of every offer made.

Until the Rights Cessation Date (as defined below), then save with such consent or sanction on the part of the holders of the Preference Shares as is required for a variation of the rights attached to such shares as set out in Article 15 of the Articles:

- the Company shall not make a distribution (as defined in section 301 of the Law but excluding for these purposes distributions falling within sections 302(1)(a), (d) and (e) of the Law) in respect of Ordinary Shares or any other shares ranking for distribution after the Preference Shares or Further Preference Shares (a "**Qualifying Distribution**") which, either itself or when taken together with the aggregate amount of Qualifying Distributions in the previous 12 month period, would exceed 10 per cent. of the consolidated net asset value of the Company at the point in time the Company proposes to make the relevant Qualifying Distribution; and
- there shall not take place:
  - (a) a conversion of the Company under Part V of the Law;
  - (b) a migration of the Company under Part VII of the Law; or
  - (c) a voluntary striking off of the Company under Part XX of the Law.

If at any time there are fewer than 35,000,000 Preference Shares in issue, the Company may (but shall not be obliged to) serve a notice on the holders of Preference Shares (a "**Rights Cessation Notice**") providing that the provisions set out above in respect of distributions and other corporate events shall cease to apply from the date specified in the Rights Cessation Notice provided that such date can be no earlier than a date which is 30 days after the date of the Rights Cessation Notice (such date being referred to as the "**Rights Cessation Date**").

Form — The Preference Shares will be issued in either certificated form or uncertificated form in CREST.

Purchase of Preference Shares — The Company has the power in its articles of incorporation to buyback the Preference Shares. A summary of the key provisions of the Articles is set out in paragraph 5 of Part 12 of this document.

Yield — 12 per cent. per annum, payable quarterly.

Listing — On AIM, a market operated by London Stock Exchange plc.

SECTION B: WARRANTS

Exercise Amount — 25 pence.

Expiry Date — 25 March 2019.

Transfer — Freely transferable.

Exercise of Warrants — Save as provided below, the Warrantholder of each Warrant will have the right, which may be exercised on any day prior to the Expiry Date, to subscribe in cash for all or part of the relevant number of Ordinary Shares (as appropriate) in consideration of the payment of the Exercise Amount in full per Warrant.

Warrants will be deemed to be exercised on the business day upon which the registrar shall have received the relevant documentation and remittance, in accordance with the instructions set out in the Warrant Instrument. Subject to value having been received by the Company in respect of the relevant remittance, the Company shall allot the Ordinary Shares to be issued pursuant to the exercise of subscription rights attaching to any Warrant and enter the allottee of such Ordinary Shares in the Company's register of members not later than 14 days after the date on which such Warrants are exercised.

Every Warrant in respect of which subscription rights:

- have been exercised in full; or
- on the Expiry Date have not been exercised (whether in whole or in part),

shall lapse and be cancelled.

Ordinary Shares allotted pursuant to the exercise of Warrants in accordance with the terms of the Warrant Instrument shall be issued fully-paid and free from any liens, charges or encumbrances and rights of pre-emption but shall not rank for any dividends or other distributions declared, made or paid on the Ordinary Shares for which the record date is prior to the relevant day on which the Warrants

are exercised but, subject thereto, shall rank in full for all dividends and other distributions declared, made or paid on the Ordinary Shares on or after the relevant day on which the Warrants are exercised and otherwise *pari passu* in all respects with the Ordinary Shares in issue at that date.

At any time when the Ordinary Shares are admitted to trading on AIM or to the Official List of the London Stock Exchange, application will be made by the Company to the London Stock Exchange for the Ordinary Shares allotted pursuant to any exercise of Warrants to be admitted to trading on AIM or to the Official List (as the case may be) and the Company will use its reasonable endeavours to obtain such admission not later than 14 days after the date of allotment of the relevant Ordinary Shares pursuant to the exercise of the Warrants in accordance with the terms of the Warrant Instrument.

Undertakings of the Company

Save as provided below and, unless otherwise authorised by an Extraordinary Resolution (as defined below), whilst any Warrant remains exercisable:

- the Company shall not in any way modify the rights attached to its existing Ordinary Shares as a class in any way which operates to vary the rights of the Warrantholders in relation to the Warrants (but nothing shall restrict the right of the Company to increase, consolidate, sub-divide or reduce its share capital subject to any adjustments to the subscription rights as may be required by the Warrant Instrument). For the purposes of this sub-paragraph, the creation or issue of preference shares (whether convertible, redeemable and/or cumulative) carrying rights to dividends, capital conversion or otherwise as the directors of the Company shall think fit, shall not be deemed to modify the rights attaching to the Ordinary Shares;
- the Company shall at all times maintain sufficient authorised but unissued share capital and all requisite shareholders or other authorities necessary to enable the issue of Ordinary Shares (free from any rights of pre-emption) pursuant to the exercise of all the Warrants outstanding from time to time;
- Warrantholders will have made available to them, at the same time and in the same manner as the same are made available to holders of Ordinary Shares, copies of the audited accounts of the Company (with the relevant directors' and auditor's reports) and copies of all other circulars or notices which are made available to holders of Ordinary Shares; and
- in the event that the Company is proposing to make a dividend (as defined in section 302 of the Law) to the holders of the Ordinary Shares (a "**Qualifying Dividend**") of an amount which is not consistent with the stated dividend policy of the Company, the Company will notify Warrantholders of such proposed Qualifying Dividend at least 60 days prior to the scheduled record date for such Qualifying Dividend.

Adjustment of Subscription Rights

While any Warrants remain exercisable:

- after any allotment of fully paid Ordinary Shares by way of capitalisation of profits or reserves to holders of the Ordinary Shares on the register of members of the Company on a date (or by reference to a record date) other than pursuant to a scrip dividend; or
- upon any sub-division or consolidation of the Ordinary Shares,

the number and/or nominal value of Ordinary Shares to be subscribed on a subsequent exercise of each Warrant will be increased or (as the case may be) reduced proportionately on the basis that immediately after the allotment, sub-division or consolidation, the Ordinary Shares to be issued if the subscription rights attaching to the then outstanding Warrants were exercised shall constitute the same percentage of the total number of issued Ordinary Shares as that which such Ordinary Shares would have constituted immediately before such allotment, sub-division or consolidation and the Exercise Amount of the then outstanding Warrants shall be adjusted accordingly.

While any Warrants remain exercisable, in the event that the Company pays a Qualifying Dividend which exceeds 10 per cent. of the consolidated net asset value of the Company on the date of payment of the Qualifying Dividend, the Exercise Amount shall be adjusted in such manner as the auditors of the Company certify as fair and reasonable to take into account such Qualifying Dividend. Such adjustment shall become effective on the day following the record date for such Qualifying Dividend. For the purposes of this paragraph, the consolidated net asset value of the Company on the date of payment of a Qualifying Dividend shall be determined by reference to the latest published audited accounts or (if such accounts have been published since the publication of the Company's last audited accounts) the latest published interim half yearly unaudited accounts of the Company.

General Offers

Save as set out below, if at any time:

- an offer is made to all holders of equity share capital of the Company (as defined in the Act) (or all such holders other than the offeror and/or any company controlled by the offeror and/or any person acting in concert with the offeror (as such expression is defined in the latest edition of the City Code)) to acquire the whole or any part of such equity share capital of the Company; and
- the Company becomes aware that, as a result of such an offer, the right to cast a majority of votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such persons or companies as aforesaid,

the Company shall forthwith give notice to the Warrantholders of such vesting within 14 days of its becoming so aware (the "**General Offer**").

For the avoidance of doubt, the summoning of a meeting by the court in connection with an arrangement under Part VIII of the Law or the preparation of an amalgamation proposal under Part VI of the Law in either case providing for the acquisition by any person of the whole or any part of such equity share capital of the Company shall be deemed to be the making of a General Offer.

Where a General Offer is made and:

- the offeror and/or any company controlled by the offeror and/or any person acting in concert with the offeror shall have made an offer to Warrantholders or to all Warrantholders other than the offeror and/or any company controlled by the offeror and/or any person acting in concert with the offeror to acquire all of the outstanding Warrants; or

- the offeror and/or any company controlled by the offeror and/or any person acting in concert with the offeror shall have proposed an arrangement or amalgamation ("scheme") with regard to the acquisition of all the outstanding Warrants,

and in either case the value of the consideration (on such basis as the auditors of the Company may determine, acting as experts, and shall have confirmed in writing to the Warrantholders no less than 21 days (or, if that is not possible, such period as is possible) prior to the expiry of such offer or the date on which such scheme becomes effective) receivable by a Warrantholder pursuant to such offer or scheme represents no less than that which he would have received pursuant to the offer made or scheme proposed to holders of Ordinary Shares had his subscription rights been exercised on the date upon which such offer became wholly unconditional or such scheme became effective (after deduction of the costs of subscription) then any Warrants which are not the subject of an acceptance of the offer to Warrantholders or are not effectively transferred or cancelled pursuant to such scheme shall lapse upon the expiry of that offer or (provided such scheme becomes effective) upon the date upon which that scheme is sanctioned by the court in the case of an arrangement or in the case of an amalgamation is recorded on the register of companies in Guernsey.

If on a date (or by reference to a record date) while any Warrants remain outstanding:

- an offer or invitation is made by the Company (whether by way of rights or otherwise (including but not limited to an open offer) but not being an All Share Offer (as defined below)) to all the holders of Ordinary Shares; or

- any offer or invitation (not being a General Offer) is made to all the holders of Ordinary Shares otherwise than by the Company,

then the Company shall procure (but in the case of any offer or invitation (not being a General Offer) made to all the holders of Ordinary Shares otherwise than by the Company, only in so far as it is able) that at the same time the same offer or invitation is made to

the Warrantholders as if their respective Warrants had been exercised and the Warrantholders entered in the register of members accordingly on the day immediately preceding the record date of such offer or invitation then applicable. Provided that, if the directors of the Company so resolve, in the case of any such offer or invitation made by the Company, the Company shall not be required to procure that the same offer or invitation is made to the Warrantholders but that the Exercise Amount and/or the subscription rights shall be adjusted in such manner as the auditors of the Company shall certify to be fair and reasonable to take account of such offer or invitation by the Company.

If a General Offer is made whereunder the consideration consists solely of the issue of ordinary shares of the offeror and the offeror makes available an offer of warrants to subscribe for ordinary shares of the offeror in exchange for Warrants which the auditors of the Company consider in their opinion is fair and reasonable (having regard to the terms of the offer and any other circumstances which may appear to the auditors to be relevant) (an "**All Share Offer**") then any director of the Company shall be authorised as attorney for each and any of the Warrantholders:

- to execute a transfer thereof in favour of the offeror in consideration of the issue of a warrant to subscribe for ordinary shares of the offeror as aforesaid whereupon the relevant Warrants shall lapse; and
- to do such acts and things as may be reasonably necessary or appropriate in connection therewith,

subject, in each case, to such offer becoming or being declared wholly unconditional and the offeror being in a position to compulsorily acquire the whole of the then issued ordinary share capital of the Company in accordance with the Law or in the case of such an offer implemented by a scheme, the date upon which that scheme is sanctioned by the court in the case of an arrangement (provided that such scheme becomes effective) or in the case of an amalgamation is recorded in the register of companies in Guernsey.

If, on a date while any Warrants remain outstanding, any order is made or an effective resolution is passed for winding up the Company, except for the purpose of reconstruction or amalgamation (including but not limited to pursuant to an amalgamation under Part VI of the Law or an arrangement under Part VIII of the Law) on terms sanctioned by an Extraordinary Resolution of the Warrantholders, and on such winding up (on the assumptions that all Warrants had been exercised in full and the Exercise Amount payable in connection therewith had been received in full by the Company) there would be a surplus available for distribution amongst the holders of the Ordinary Shares which would exceed, in respect of each Ordinary Share, a sum equal to the Exercise Amount each Warrantholder shall be treated as if, immediately before the date of such order or resolution, his Warrants had been exercised in full at the Exercise Amount and such Warrantholders shall accordingly be entitled to receive out of the assets available in the liquidation *pari*

passu with the holders of the Ordinary Shares an amount equal to the sum to which he would have become entitled by virtue of such subscription after deducting a sum per Ordinary Share equal to the Exercise Amount. Subject to the forgoing all Warrants shall lapse on the liquidation of the Company.

Purchase and Cancellation

The Company may at any time purchase Warrants:

- by tender (available to all Warrantholders alike) at any price; or
- on or through the market; or
- by private treaty at any price.

All Warrants so purchased shall be cancelled forthwith and may not be reissued or sold.

Meetings of Warrantholders

Meetings of Warrantholders may be convened in accordance with the provisions of the Warrant Instrument and shall be competent to pass Extraordinary Resolutions and to exercise all the powers as referred to therein. Without prejudice to the generality of the foregoing the Warrantholders, by way of Extraordinary Resolution, shall have power to:

- sanction any compromise or arrangement proposed to be made between the Company and the Warrantholders or any of them;
- sanction any proposal by the Company for modification, abrogation, variation or compromise of, or arrangement in respect of the rights of the Warrantholders against the Company whether such rights shall arise under the Warrant Instrument or otherwise;
- sanction any proposal by the Company for the exchange or substitution for the Warrants of, or the conversion of the Warrants into, shares, stock, bonds, debentures, debenture stock, warrants or other obligations or securities of the Company or any other body corporate formed or to be formed;
- assent to any modification of the conditions to which the Warrants are subject and/or the provisions contained in the Warrant Instrument which shall be proposed by the Company;
- authorise any person to concur in and execute and do all such documents, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution;
- discharge or exonerate any person from any liability in respect of any act or omission for which such person may have become responsible under the Warrant Instrument; and
- give any authority, direction or sanction which under the provisions of the Warrant Instrument is required to be given by Extraordinary Resolution.

Convening of Meetings

The Company may at any time and shall on receipt of a request in writing of persons holding not less than one-tenth of the outstanding

Warrants (upon receiving such indemnity (if any) as it may require against all reasonable costs, expenses and liabilities which it may incur by so doing) convene a meeting of the Warrantholders. Such meeting shall be held at such place within the United Kingdom as the Company shall determine.

At least 14 days' notice in writing of every meeting shall be given to the Warrantholders.

The notice shall specify the place, day and hour of the meeting and the general nature of the business to be transacted, but, except in the case where an Extraordinary Resolution is to be proposed, it shall not be necessary to specify in the notice the terms of the resolutions to be proposed. The notice shall state that a Warrantholder is entitled to appoint a proxy to attend and, on a poll, to vote instead of him.

The accidental omission to give notice to or the non-receipt of notice by any of the Warrantholders shall not invalidate the proceedings at any meeting.

Quorum

At any meeting at least two persons being present in person or by proxy shall form a quorum for the transaction of any business.

No business (other than the election of a chairman) shall be transacted at any meeting unless the requisite quorum is present at the commencement of business.

Absence of Quorum

If within half an hour from the time appointed for the meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened upon the requisition of Warrantholders, shall be dissolved. In any other case it shall stand adjourned to such day and time not being less than seven days nor more than 28 days thereafter and to such place as may be appointed by the chairman and at such adjourned meeting the Warrantholders present and entitled to vote shall be a quorum for the transaction of business including the passing of Extraordinary Resolutions.

At least seven days' notice of any adjourned meeting of Warrantholders at which an Extraordinary Resolution is to be submitted shall be given in the same manner, *mutatis mutandis*, as for an original meeting and such notice shall state that the Warrantholders present at the adjourned meeting whatever their number will form a quorum.

Resolutions

At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or by one or more Warrantholders present in person or by proxy and holding or representing one-twentieth of the then outstanding Warrants.

Unless a poll is demanded a declaration by the chairman that a resolution has been carried or carried by any particular majority or lost or not carried by any particular majority shall be conclusive evidence of that fact.

Poll

If a poll is duly demanded it shall be taken in such manner and at such time and place as the chairman may direct (save that a poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment) and the result of a poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. The demand for a poll may be withdrawn.

No notice need be given of a poll not taken immediately.

Voting

On a show of hands every Warrantholder who is present in person or, being a corporation, by its authorised representative or proxy shall have one vote. On a poll every Warrantholder who is present in person or by proxy shall have one vote for every Warrant of which he is the holder.

In the case of joint holders of Warrants the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the vote of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

On a poll votes may be given either personally or by proxy and a Warrantholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

No objection shall be raised to the qualification of any person voting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

In the case of an equality of votes whether on a show of hands or on a poll the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to the votes (if any) to which he may be entitled as a Warrantholder.

Extraordinary Resolution

The expression "Extraordinary Resolution" means a resolution passed at a meeting of the Warrantholders duly convened and held in accordance with the provisions contained within the Warrant Instrument and carried by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes given on such poll.

A resolution in writing signed by Warrantholders entitled to subscribe for not less than 75 per cent. of the Ordinary Shares which are the subject of outstanding Warrants pursuant to the Warrant Instrument in accordance with the provisions contained therein shall for all purposes be valid and effectual as an Extraordinary Resolution passed at a meeting duly convened and held in accordance with the provisions therein contained. Such resolution in writing may be contained in one document or in several documents in like form each signed by one or more of the Warrantholders. In the case of a body corporate the resolution may be signed on its behalf by a director or the secretary thereof or by its duly authorised representative or duly appointed attorney.

An Extraordinary Resolution passed at a meeting of the Warrantholders duly convened and held in accordance with the Warrant Instrument shall be binding upon all Warrantholders whether or not present at the meeting and each of the Warrantholders shall be bound to give effect thereto accordingly.

Modifications to the Warrant Instrument

Any modification to the Warrant Instrument may be effected only by an instrument in writing, executed by the Company and expressed to be supplemental to the Warrant Instrument and, save in the case of a modification which is of a formal, minor or technical nature or made to correct a manifest error, only if it shall first have been sanctioned by an Extraordinary Resolution.

Availability of the Warrant Instrument

Every Warrantholder shall be entitled to inspect a copy of the Warrant Instrument at the registered office of the Company during normal business hours (Saturdays, Sundays and public holidays in the United Kingdom and Guernsey excepted), and shall be entitled to receive a copy of the Warrant Instrument against payment of such charges as the directors of the Company may impose in their absolute discretion.

Listing

On AIM, a market operated by London Stock Exchange plc.

PART 12

ADDITIONAL INFORMATION

1. RESPONSIBILITY STATEMENT

The Directors whose names, functions and addresses appear on page 25 of this document, and the Company, accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. THE COMPANY

2.1 The Company was incorporated with limited liability in Guernsey on 4 July 2005 under the Companies (Guernsey) Laws 1994 to 1996 as amended, with registered number 43371 and with the name Raven Russia Limited.

2.2 The Company's legal and commercial name is Raven Russia Limited.

2.3 The head office of the Company is at 1 Le Truchot, St. Peter Port, Guernsey and its telephone number is 01481 712955.

2.4 The principal legislation under which the Company operates are the Companies (Guernsey) Laws 1994 to 1996 as amended and the Companies (Guernsey) Law, 2008, as amended.

3. SHARE AND LOAN CAPITAL

3.1 The Company was incorporated with an authorised share capital of £10,000 divided into 1,000,000 Ordinary Shares of £0.01 each. Two Ordinary Shares were issued upon incorporation.

3.2 By a resolution passed on 25 July 2005, the authorised share capital of the Company was increased from £10,000 to £7,500,000 by the creation of an additional 749,000,000 Ordinary Shares. 152,999,998 Ordinary Shares were subsequently issued by the Company and the entire issued share capital of the Company constituting 153,000,000 Ordinary Shares, was admitted to trading on AIM on 29 July 2005.

3.3 By a resolution passed on 26 April 2006, the authorised share capital of the Company was increased from £7,500,000 to £10,000,000 by the creation of an additional 250,000,000 Ordinary Shares.

3.4 On 26 April 2006, the board resolved to allot 269,565,210 Ordinary Shares at a price of 115p per share, which were admitted to trading on AIM on 27 April 2006.

3.5 On the same day, the board resolved to allot a further 2,098,501 Ordinary Shares to RRPM in part settlement of the performance fee due under the Property Advisory Agreement for the period ended 31 December 2005. Such shares were admitted to trading on AIM on 2 May 2006.

3.6 On 30 March 2007, the board resolved to allot 1,222,841 Ordinary Shares to RRPM in settlement of the performance fee due under the Property Advisory Agreement for the period ended 31 December 2006. Such shares were admitted to trading on AIM on 10 April 2007.

3.7 On 23 August 2007, the board resolved to allot 622,536 Ordinary Shares at a price of 116.75p per share in respect of a scrip dividend. Such shares were admitted to trading on AIM on 31 August 2007.

3.8 On 30 October 2007, the board resolved to allot 3,531,478 Ordinary Shares at a price of 96.17p per share in respect of a scrip dividend. Such shares were admitted to trading on AIM on 5 November 2007.

3.9 On 28 April 2008, the board resolved to allot 2,512,349 Ordinary Shares at a price of 83.67p per share in respect of a scrip dividend. Such shares were admitted to trading on AIM on 22 May 2008.

3.10 On 27 November 2008, the Company issued 64,000,000 Ordinary Shares to previous shareholders of Raven Mount Limited and 16,000,000 Ordinary Shares to Raven Mount Limited in consideration of the sale of RRPM and RRPA pursuant to the Internalisation. Such shares were admitted to trading on AIM on 28 November 2008.

3.11 The 82,512,349 Ordinary Shares issued during the financial year ended 31 December 2008 are accounted for as set out in paragraphs 3.9 and 3.10 above.

3.12 By a resolution passed on 24 March 2009, the authorised share capital of the Company was increased from £10,000,000 to £19,000,000 by the creation of an additional 500,000,000 Ordinary Shares and 400,000,000 Preference Shares.

3.13 On 24 March 2009, the Company conditionally issued 76,155,000 Preference Shares and 76,155,000 Warrants pursuant to the Placing. Such Preference Shares and Warrants were admitted to trading on AIM on 25 March 2009.

3.14 76,155,000 Preference Shares and 76,155,000 Warrants have been issued since 31 December 2008 and are accounted for as set out in paragraph 3.13 above.

3.15 At the date of this document the authorised and issued fully paid share capital of the Company is:

	Authorised		Issued (fully paid)	
Class of shares	£	No.	£	No.
Ordinary Shares	15,000,000	1,500,000,000	5,125,529	512,552,915
Preference Shares	4,000,000	400,000,000	761,550	76,155,000
Warrants	-	275,000,000	-	76,155,000

3.16 The authorised and issued fully paid share capital of the Company immediately following completion of the Offer will be as follows (assuming that (i) the maximum number of New Preference Shares and New Warrants offered pursuant to the Offer are issued; and (ii) no further issue of Ordinary Shares, Preference Shares or Warrants takes place between the date of this document and the date on which the Offer becomes or is declared unconditional in all respects):

	Authorised		Issued (fully paid)	
Class of shares	£	no	£	no
Ordinary Shares	15,000,000	1,500,000,000	5,125,529	512,552,915
Preference Shares	4,000,000	400,000,000	1,344,648	134,464,808
Warrants	-	275,000,000	-	134,464,808

3.17 The authorised but unissued ordinary share capital of the Company immediately following completion of the Offer (assuming that (i) the maximum number of New Warrants offered pursuant to the Offer are issued; and (ii) no further issue of Ordinary Shares (including the issue of Ordinary Shares upon the exercise of Warrants) takes place between the date of this document and the date at which the Offer becomes or is declared unconditional in all respects) will be £9,874,471 representing approximately 65.82 per cent. of the authorised ordinary share capital. Approximately 7.71 per cent. of the authorised but unissued ordinary share capital will be reserved for the issue of 76,155,000 Ordinary Shares on the exercise

of Warrants issued pursuant to the Placing, approximately 5.91 per cent. of the authorised but unissued ordinary share capital will be reserved for the issue of 58,309,808 Ordinary Shares on the exercise of New Warrants to be issued pursuant to the Offer (assuming the maximum number of New Preference Shares and New Warrants offered pursuant to the Offer are issued) and approximately 1.09 per cent. of the authorised but unissued ordinary share capital will be reserved for the issue of circa 10,764,302 Ordinary Shares on the exercise of the warrants and share options referred to in paragraphs 3.25 to 3.29 below.

3.18 The authorised but unissued preference share capital of the Company immediately following completion of the Offer (assuming that (i) the maximum number of New Preference Shares offered pursuant to the Offer are issued; and (ii) no further issue of Preference Shares takes place between the date of this document and the date on which the Offer becomes or is declared unconditional in all respects) will be £2,655,352 representing approximately 66.38 per cent. of the authorised preference share capital.

3.19 Other than (i) the issue of Preference Shares pursuant to the Offer (ii) the issue of Ordinary Shares on the exercise of the Warrants or the New Warrants to be issued pursuant to the Offer (iii) on the exercise of the warrants and share options as described in paragraphs 3.25 to 3.29 below, the Company has no present intention of issuing any of the authorised but unissued share capital of the Company.

3.20 The Company does not have in issue any securities not representing share capital.

3.21 There are no provisions of Guernsey law equivalent to section 89(1) of the Act which confer pre-emption rights on existing shareholders in connection with the allotment of equity securities for cash or otherwise but similar pre-emption rights (with certain exceptions) are contained within the Articles. By a resolution passed at the EGM, the Company sought and obtained authority from its Ordinary Shareholders for the directors to disapply pre-emption rights in respect of the allotment of (i) up to 210,000,000 Warrants and (ii) other than pursuant to (i), in respect of allotments of equity securities of up to a maximum aggregate nominal value of £1,250,000, with such power to expire on 23 March 2014.

3.22 Save in respect of the Preference Shares and as provided below, no shares of the Company are currently in issue with a fixed date on which entitlement to a dividend arises and there are no arrangements in force whereby future dividends are waived or agreed to be waived.

3.23 Raven Russia (Guernsey) 2 Limited has agreed to waive its rights to a dividend in respect of the five million Ordinary Shares it holds. 529,112 shares were acquired on 31 December 2008 and 4,470,888 shares were acquired on 8 January 2009. It is intended that these shares be transferred to an employee benefit trust which is being set up pursuant to the Company's recent Internalisation, further details of which are set out in paragraph 5.1 below.

3.24 Save as disclosed in this paragraph 3, there has been no issue of share or loan capital of the Company or any other member of the Group (other than intra-group issues by wholly owned subsidiaries) in the three years immediately preceding the date of this document.

3.25 In its circular to shareholders dated 30 July 2008, the Company outlined its intention to grant three "stand alone" unapproved option agreements over circa 2.1 million Ordinary Shares to Bim Sandhu, Mark Kirkland and Alan Pereira. To date, these options have not been granted but it is intended that options over 810,811, 162,162 and 162,162 Ordinary Shares, respectively, be granted out of the reduced share option pool pursuant to the Share Option Scheme, further details of which are set out in paragraph 5.2 below. In light of the fact that the three individuals are not employees of the Group, the employment conditions in the

Share Option Scheme shall not apply to those awards and the Board will consider which of the terms of the Share Option Scheme should be disapplied in the circumstances.

3.26 Pursuant to an option agreement dated 25 July 2005, the Company has granted Cenkos Securities Limited the right to subscribe for 1,530,000 Ordinary Shares at 100p per Ordinary Share. Such option is exercisable at any time during the period of five years starting on 29 July 2005. Cenkos Securities Limited also has the right to transfer all or part of its rights to subscribe for Ordinary Shares.

3.27 Pursuant to an option agreement dated 25 July 2005, the Company has granted Kinmont Limited the right to subscribe for 382,500 Ordinary Shares at 100p per Ordinary Share. Such option is exercisable at any time during the period of five years starting on 29 July 2005. Kinmont Limited also has the right to transfer all or part of its rights to subscribe for Ordinary Shares.

3.28 An option agreement was entered into on 25 July 2005, pursuant to which the Company has granted Adrian Collins the right to subscribe for 100,000 Ordinary Shares exercisable in three tranches.

As a consequence of the Total Return (as defined in the option agreement) being less than 9 per cent. compound per annum for the three year period following IPO, the first tranche of 33,333 options has lapsed.

The second tranche of 33,333 options will be exercisable after four years and no later than eleven years if the Total Return over the period of three years from the first anniversary of IPO reaches 12 per cent. compound per annum. If the Total Return over the relevant three year vesting period is less than 9 per cent. compound per annum then the tranche will lapse. If the Total Return is between 9 per cent. compound per annum and 12 per cent. compound per annum, then the tranche may only be exercised in respect of between 50 per cent. and 100 per cent. of the Ordinary Shares on a straight line basis. The option exercise price in respect of this tranche is 99.25p.

The third tranche of 33,334 options will be exercisable after five years and no later than twelve years if the Total Return over the period of three years from the second anniversary of IPO reaches 12 per cent. compound per annum. If the Total Return over the relevant three year vesting period is less than 9 per cent. compound per annum then the tranche will lapse. If the Total Return is between 9 per cent. compound per annum and 12 per cent. compound per annum, then the tranche may only be exercised in respect of between 50 per cent. and 100 per cent. of the Ordinary Shares on a straight line basis. The option exercise price in respect of this tranche is 107.075p.

3.29 Pursuant to a warrant instrument dated 25 July 2005, the Company granted RRPM the right to subscribe for 7,650,000 Ordinary Shares at 100p per Ordinary Share. Such warrant is exercisable at any time during the period of five years starting on 29 July 2005. RRPM transferred all of such warrants to Raven Mount Limited on 31 October 2008.

3.30 Save in respect to the placings referred to in paragraph 1 of Part 2 and save as disclosed in paragraph 10.1 below, no commissions, discounts, brokerages or other special terms have been granted by the Company or any other member of the Group in connection with the issue or sale of any share or loan capital of the Company or any other member of the Group in the three years immediately preceding the date of this document.

3.31 Save as disclosed in paragraphs 3.25 to 3.29 above and in paragraph 5 below, on completion of the Offer no share or loan capital of the Company or any other member of the Group will be under option or has been agreed conditionally or unconditionally to be put under option.

3.32 The New Preference Shares and New Warrants will be in registered form. No temporary documents of title will be issued and prior to the issue of definitive certificates, transfers will be certified against the register. It is expected that definitive certificates for the New Preference Shares and New Warrants not to be held through CREST will be posted by 22 May 2009 (subject to the Offer becoming or being declared unconditional in all respects (except for the admission condition) on the first closing date of the Offer). New Preference Shares and New Warrants to be held through CREST will be credited to CREST accounts shortly after the Offer becomes or is declared unconditional in all respects.

4. MEMORANDUM AND ARTICLES

The memorandum of association of the Company provides that the Company's principal object is to invest in the purchase of land or any interest in land. The objects of the Company are set out in full in clause 3 of its memorandum of association.

The Articles contain, *inter alia*, the provisions set out below as well as the rights granted in respect of the Preference Shares, further details of which are set out in Section A of Part 11 of this document.

4.1 Voting rights

Subject to the provisions of the Articles (including the rights and restrictions referred to in paragraph 4.2 below) and subject to any special rights or restrictions as to voting attached to any shares (including Preference Shares and New Preference Shares), on a show of hands every member who (being and individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member, shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for each share held by him. A corporate member may, by resolution of its directors or other governing body, authorise any person to act as its representative any meeting of the Company or of any class of members of the Company and that person shall be entitled to exercise the same powers as the corporate member could exercise if it were an individual member present at the meeting in person.

4.2 Restrictions on voting

A member of the Company is not entitled, either in person or by proxy, in respect of any share held by him, to be present at any general meeting of the Company unless all amounts payable by him in respect of that share have been paid.

4.3 Dividends

Subject to the rights granted in respect of the Preference Shares, the Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the Company (up to the amount recommended by the board). Subject to the rights granted in respect of the Preference Shares, the directors may pay such interim dividends as appear to the board to be justified by the financial position of the Company. No dividends payable in respect of an ordinary share shall bear interest. Subject to the rights granted in respect of the Preference Shares, the directors may, if authorised by an ordinary resolution, offer the holders of any particular class of shares the right to elect to receive further shares (whether or not of that class), credited as fully paid instead of cash in respect of all or part of a dividend (a "scrip dividend").

Subject to the rights granted in respect of the Preference Shares, the Company or its directors may fix a date as the record date for a dividend provided that the date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared. A dividend unclaimed for a period of 12 years from the date when it was declared or became due for payment shall be forfeited and cease to remain owing by the Company.

4.4 **Return of capital**

Subject to the rights granted in respect of the Preference Shares, if the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by the Statutes, divide among the members in specie the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Alternatively, the liquidator may with the same sanction, vest the whole or any part of the assets in trustees on trusts for the benefit of the members as he with the same sanction thinks fit, but no member shall be compelled to accept any assets on which there is a liability.

4.5 **Variation of rights**

All or any of the rights attaching to a class of shares in the Company may be varied or abrogated with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of the relevant class. The quorum for the separate general meeting shall be two persons holding, or representing by proxy, not less than one-third in nominal amount of the issued shares of the relevant class.

The issue of Preference Shares or Further Preference Shares (as defined in the Articles) is not and shall not be deemed an abrogation, variation or modification of the class rights attaching to the Ordinary Shares.

4.6 **Transfer of shares**

Subject to the restriction set out in this paragraph, any member may transfer all or any of his shares in any manner which is permitted by the Statutes or in any other manner which the directors approve. A transfer of a certificated share shall be in writing in the usual common form or in any other form permitted by the Statutes or which the directors approve. The transferor is deemed to remain the holder of the shares concerned until the name of the transferee is entered in the register of members in respect of those shares. All transfers of uncertificated shares shall be made by means of CREST and as provided in the CREST Guernsey Requirements (as defined in the Articles) or in any other manner which is authorised by the board and from time to time approved.

The directors have a discretion to refuse to register a transfer of an uncertificated share (subject to the Regulations) and of a certificated share which is not fully paid (provided that this does not prevent dealings in the shares from taking place on an open and proper basis) without giving a reason. The directors must provide the transferee with a notice of the refusal within two months from the date on which the transfer was lodged in the case of certificated shares or, in respect of uncertificated shares the date on which an instruction was received by the Company through the relevant system. The directors may also decline to register a transfer of shares in certificated form unless (i) the instrument of transfer is delivered to the office of the Company or at another place which the directors determine, accompanied by the certificate for the shares to which it relates and other evidence which the directors reasonably require to prove the title of the transferor; (ii) the instrument of transfer is in respect of only one class of share; and (iii) the number of joint holders to whom the share is to be transferred does not exceed four.

4.7 **Issue of shares**

4.7.1 Unless otherwise authorised by a special resolution, the Company shall not allot equity securities (as defined in the Articles) on any terms unless (i) the Company has made an offer to each person who holds relevant shares and relevant employee

shares (each as defined in the Articles) to allot to him on the same or more favourable terms a proportion of those equity securities which is as nearly as practicable (fractions being disregarded) equal to the proportion in number held by him of the aggregate of relevant shares and relevant employee shares; and (ii) the period, which shall not be less than 21 clear days, during which any offer referred to in sub-paragraph (i) above may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer made. A reference to the allotment of equity securities includes the grant of a right to subscribe for, or to convert any securities into, relevant shares of the Company but does not include the allotment of any relevant shares pursuant to such a right.

4.7.2 The pre-emption rights set out above shall not apply:

(a) to a particular allotment of equity securities if these are, or are to be, wholly or partly paid up otherwise than in cash or are allotted in whole or in part otherwise than for cash; and

(b) to the allotment of equity securities which would, apart from a renunciation or assignment of the right to their allotment, be held under an employees' share scheme (as defined in the Articles).

4.8 **Alteration of capital and purchase of own shares**

4.8.1 The Company may alter its share capital as follows:

(a) by ordinary resolution, it may increase its share capital, consolidate or divide all or any of its share capital into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount, cancel any shares not taken or agreed to be taken by any person, convert all or any of its shares the nominal of which is expressed in a particular currency or former currency, into shares of a nominal amount of a different currency and where its share capital is expressed in a particular currency or former currency, denominate or redenominate it;

(b) by special resolution and subject to the provisions of the Statutes, and to the rights conferred on the holders of any class of shares it may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserves in any manner; and

(c) subject to the provisions of the Statutes and the Articles, the Company may purchase all or any of its shares of any class (together with, for the avoidance of doubt, warrants and/or options over such shares) whether or not they are redeemable and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

Subject to the provisions of the Law and the Articles, shares repurchased by the Company may be held as treasury shares and dealt with by the directors of the Company to the fullest extent permitted by the Law.

4.8.2 Subject to the Law and the Articles, the Company is permitted to make market purchases of up to 250,000,000 Preference Shares provided that:

(a) the minimum price which may be paid for a Preference Share (exclusive of expenses) pursuant to such authority if £0.01; and

(b) the maximum price (exclusive of expenses) which may be paid for a Preference Share is an amount equal to 105 per cent. of the average of the

closing middle market quotation for a Preference Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which such share is contracted to be purchased.

The authority shall expire on 25 September 2010, being 18 months from the date of the adoption of the Articles.

4.9 General meetings

The Company's board shall convene and the Company shall hold general meetings in accordance with the Law and the Articles (which provides that 14 clear days prior written notice is required to convene general meetings).

The main meeting place or other place or places where members are present in person or by proxy for general meetings must be located outside the United Kingdom.

The quorum for general meetings is three members present in person or by proxy and entitled to vote on a poll. Where such a quorum is not present within 15 minutes of the time appointed for the holding of the meeting, if convened on the requisition of the members, the meeting shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or, if that day is not a business day, to the next business day) and at the same time and place as the original meeting or to such other day and time as the board may decide and, in the latter case, not less than 7 clear days' notice of the adjourned meeting shall be given in any manner in which notice of a meeting may lawfully be given. If at the adjourned meeting a quorum is not present within 15 minutes from the time fixed for holding the meeting, any two members who are present in person or by proxy and entitled to vote on the poll shall constitute a quorum, failing which the meeting shall be dissolved.

On a show of hands, every member who is present in person or by a duly authorised representative shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share in the Company held by them. In the case of an equality of votes, either on a show of hands or on a poll, the chairman of the meeting shall be entitled to a further or casting vote in addition to any vote or votes to which he maybe entitled.

4.10 Ownership thresholds, capital changes and beneficial interest

The Articles provide that any shareholder who acquires or ceases to have a Notifiable Interest, ('Notifiable Interest' being defined in the Articles as any time when the aggregate number of a class or series of securities in which a shareholder of the Company is interested in percentage terms is equal to or more than 3 per cent. of the aggregate outstanding shares of that class of securities of the Company). The obligation of disclosure also arises if there is an increase or decrease in the percentage level of a shareholders' Notifiable Interest. If the percentage level is not a whole number, it shall be rounded down to the next whole number.

The Articles require persons who receive a notice (as described in Article 13.1 of the Articles) to provide information requested by the directors to the Company. Failure to do so within the time specified, will permit the Company to apply certain restrictions in respect of such shares.

4.11 Directors

4.11.1 *Number and Residence*

Unless otherwise determined by the Company by ordinary resolution, the number of directors shall be not less than three but there is no maximum.

At all times, the majority of the directors shall neither be resident nor ordinarily resident in the United Kingdom.

4.11.2 *Meetings*

All board meetings must be held in Guernsey, save for one per annum which may be held outside Guernsey but must not be held in the United Kingdom. The majority of the board must be physically present at the location set for each board meeting. Remote attendance is forbidden where the director is physically present in the United Kingdom.

A quorum requires a majority of non-UK resident directors.

The Chairman, or acting Chairman, must be physically present in Guernsey or at the location set for each board meeting.

4.11.3 *Committee*

Committee quorum requires one person to be physically present in Guernsey, no person to be physically present in the United Kingdom and a majority of non-UK resident directors.

4.11.4 *Remuneration*

The directors shall be paid out of the funds of the Company for their services as directors. The directors may be paid all travel, hotel and other expenses properly incurred in the performance of their duties as directors including expenses incurred in attending meetings of the board, committees of the board and general meetings or separate meetings of the holders of any class of securities of the Company.

4.11.5 *Retirement of directors by rotation*

At each annual general meeting of the Company, any director who has been appointed by the board since the previous annual general meeting and any director selected to retire by rotation (as set out below) shall retire from office. At each annual general meeting, one-third of the directors (excluding any director who has been appointed by the board since the previous annual general meeting) or, if their number is not three or a multiple of three, the number nearest to but not more than one-third shall retire from office. In addition, each director shall retire from office at the third annual general meeting after he was appointed or reappointed, if he would not otherwise fall within the directors to retire by rotation.

The directors to retire by rotation shall be those of the directors who have been longest in office since their appointment or last reappointment but, as between persons who became or were last reappointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

The directors to retire shall be determined (both as to number and identity) by the composition of the board at the commencement of business on the date of the notice convening the annual general meeting. A director shall not be required, or be relieved from the obligation, to retire by reason of a change in the board after that time but before the close of the meeting.

A retiring director shall be eligible for re-appointment and (unless he is removed from office or his office is vacated in accordance with the Articles) shall retain office until the close of the meeting at which he retires or (if earlier) when a resolution is passed at that meeting not to fill the vacancy or to appoint another person in his place or the resolution to re-appoint him is put to the meeting and lost.

If at any meeting at which the appointment of a director ought to take place the office vacated by a retiring director is not filled, the retiring director, if willing to act, shall be deemed to be re-appointed, unless at the meeting a resolution is passed not to fill the vacancy or to appoint another person in his place or unless the resolution to appoint him is put to the meeting and lost.

No person shall be required to vacate from office by reason only of the fact that he has attained the age of 70 years or any other age.

4.11.6 ***Executive directors***

The directors may appoint a director to an executive office in the Company. The appointment may be on terms the directors determine.

The appointment of a director to an executive office terminates if he ceases to be a director, but without prejudice to any claim for damages for breach of any contract of employment.

4.11.7 ***Directors' interests***

A director shall not vote nor be counted in a quorum at a meeting in relation to any resolution of the board concerning any contract, arrangement, transaction or proposal in which he has a material interest (including by virtue of the interests of persons connected with him).

The prohibition will not apply to the following:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company (or any of its subsidiaries) or in respect of a debt or obligation of the Company (or any of its subsidiaries) for which he has assumed responsibility, in whole or in part, under a guarantee or an indemnity or by the giving of security;

(b) any contract concerning an offer of shares, debentures or other securities by the Company (or any of its subsidiaries) in which offer he is or may be entitled to participate as a holder of securities or he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(c) any contract in which he is interested by virtue of his interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

(d) a proposal concerning another company in which he is not interested, directly or indirectly, in 1 per cent. or more either of its equity share capital or of its voting rights;

(e) an arrangement for the benefit of the employees of the Company (or any of its subsidiaries) which does not award the director a privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

(f) a proposal concerning the purchase or maintenance of insurance for the benefit of persons who include directors.

Subject to the Law (as defined in the Articles) and provided he has disclosed to the directors the nature and extent of his interest, a director may contract with the Company, the contract shall not be avoided on the grounds of his interest or benefit and the director is not liable to account to the Company for any benefit realised as a result of the contract.

A director may not vote or be counted in the quorum in relation to a resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment.

Where proposals are under consideration concerning the appointment (including fixing or varying its terms) or the termination of the appointment of two or more directors, a separate resolution may be put in relation to each director. In each case, each director (if not otherwise debarred from voting) is entitled to vote in respect of each resolution except that concerning his own appointment.

4.12 **Benefits**

The board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits to any person who is or who has at any time been a director of the Company (and for any of his relations or dependants) or in the employment or service of the Company or any of its subsidiaries (or the relatives or dependants of any such person).

4.13 **Borrowing powers**

Subject to the Law, the board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. There are no restrictions on the Company entering into any hedging arrangements.

4.14 **Indemnity of officers**

Every director and other officer of the Company shall be indemnified by the Company to the extent permitted by the Law, from and against all actions, expenses and liabilities which they may incur by reason of any contract entered into or any act in or about the execution of their office except where incurred through their own negligence, default or breach of duty or trust.

The Company may purchase and maintain insurance for or for the benefit of any director, and other officer of the Company or any subsidiary including insurance against costs, charges, expenses, losses or liabilities suffered or incurred by such persons in the actual or purported discharge of their respective duties, powers and discretion in relation to the Company.

4.15 **CREST**

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Preference Shares and the Warrants have been admitted to, and accordingly enabled for settlement in, CREST.

5. INCENTIVE ARRANGEMENTS

At an extraordinary general meeting of the Company on 28 August 2008, the Ordinary Shareholders approved a resolution to approve and establish, ***inter alia***, the Raven Russia Limited Employee Benefit Trust and the Share Option Scheme as described in a circular to Ordinary Shareholders

dated 30 July 2008 (the "**July 2008 Circular**"), granting the directors of the Company the authority to do all things necessary to give effect to such schemes. The Company intends to amend the terms of the Share Option Scheme as set out below in paragraph 5.2.

The first scheme, which was approved at the extraordinary general meeting of the Company on 28 August 2008, is an employee retention scheme for certain Board members and employees below Board level. The second incentive arrangement approved took the form of an unapproved share option scheme over a 'share pool' of 18.5 million Ordinary Shares in the Company. In addition, three 'stand alone' unapproved option agreements were to have been entered into with three founders of the Company, namely, Bim Sandhu, Mark Kirkland and Alan Pereira, over circa 2.1 million shares.

5.1 **Raven Russia Employee Benefit Trust**

Under the employee retention scheme, a new employee benefit trust, namely the Raven Russia Limited Employee Benefit Trust ("**New EBT**") will be established by the Company for the benefit of certain board members and employees below the board level (including their spouses and dependants) of the Group. On 31 December 2008 and 8 January 2009, Raven Russia (Guernsey) 2 Limited acquired, in aggregate, 5 million Ordinary Shares to fund the New EBT. Such shares will be held by Raven Russia (Guernsey) 2 Limited for subsequent transfer to the New EBT.

Following the establishment of the New EBT and the transfer to it of the 5 million Ordinary Shares, the New EBT will use such shares to retain and incentivise recipients by awarding them interests in and/or rights to acquire those shares as described below.

Under the rules of the employee retention scheme, the Company intends to recommend that the trustee of the New EBT arranges to split its holding in the shares into two interests; an interest in the current value of the shares (the "**Historic Interest**") and an interest in the potential future growth in value of the shares (the "**Future Interest**"). The Company intends to further recommend that the trustee of the New EBT enters into arrangements to sell such number of Future Interests in shares to recipients as the Company considers appropriate. Such number of Future Interests in shares will not exceed in aggregate 5 million. The sale will be made on condition that the recipient's right to his or her Future Interest shall be subject to forfeiture unless the relevant recipient remains in continued employment with the Company (or any member of the Group) until the date of the publication of the final audited financial results of the Company for the accounting period ending on 31 December 2010 (the "**Publication Date**"). Additionally, the Company intends to recommend that the trustee of the New EBT grants the right to acquire such number of Historic Interests in shares to recipients, as the Company considers appropriate; again, such number of shares not to exceed in aggregate 5 million. The right to acquire these interests will be exercisable on or after the Publication Date provided that the relevant recipient remains in continued employment with the Company (or any member of the Group) as at the Publication Date.

The relevant recipient will bear the income tax and employee national insurance contribution liabilities arising on exercise of the right to acquire the Historic Interests. The Company will however bear the cost of any employer's national insurance contributions.

It is intended that the trustee of the New EBT would be entitled to receive dividends or other distributions in respect of the Historic Interest in shares held by the trustee between the receipt of such interest and the transfer of the Historic Interest in shares to the relevant recipient, and the trustee will distribute such distributions to the relevant recipient if and to the extent that it transfers those Historic Interests in shares. It is further intended that the relevant recipient would be entitled to receive dividends or other distributions in respect of the Future Interest in shares held by the relevant recipient provided that the

relevant recipient remains in continued employment with the Company (or any member of the Group) as at the Publication Date.

The Remuneration Committee has provisionally allocated interests in the 5 million Ordinary Shares among certain named employees of the Group. Interests in the following number of Ordinary Shares have been provisionally allocated to certain Directors and Senior Management as follows:

Director/Senior Management	*Number of Ordinary Shares*
Colin Smith	125,000
Mark Sinclair	1,000,000
Adrian Baker	2,000,000
Igor Bogorodov	1,000,000

Prior to the establishment of the New EBT, it remains within the discretion of the Remuneration Committee to revise or amend its provisional allocations in any manner it sees fit.

5.2 The Share Option Scheme

It was proposed that the Company (and the trustee of the New EBT) adopt the Share Option Scheme over a "share pool" of 18.5 million Ordinary Shares in the Company to enable the Company and/or the trustee of the New EBT to grant unapproved options to the employees of the Group on a discretionary basis. The main features of the Share Option Scheme were summarised in the July 2008 Circular.

No awards have been made to date under this plan. In light of market conditions and the recent share price performance of the Company, the Board considered it appropriate to amend the Share Option Scheme, as follows:

- reducing the "share option pool" from 18.5 million options over Ordinary Shares to 10 million options over Ordinary Shares. Awards under the scheme will be capable of being satisfied by using existing Ordinary Shares or issuing new Ordinary Shares;
- introducing new performance criteria for the vesting of options awarded under the Share Option Scheme linked to both total shareholder return together with increases in the Retail Prices Index;
- setting a base price for calculating total shareholder return under the Share Option Scheme to be equal to the exercise price of the Warrants (i.e. 25 pence); and
- vesting the 10 million "share option pool" in three equal tranches over a three year period from the third, fourth and fifth anniversaries of completion of the Placing (being 25 March 2009), subject to certain exceptions.

Such amendments were approved by way of a resolution passed at the EGM and the Board (or a committee thereof) was authorised to make further changes to the Share Option Scheme and its implementation as it considers, in its absolute discretion, necessary, appropriate or desirable. Certain employees may be awarded their entitlement under this plan in the form of a right to acquire Future Interests in Ordinary Shares.

5.3 Grant of options to certain non-employees

In its circular to shareholders dated 30 July 2008, the Company outlined its intention to grant three "stand alone" unapproved option agreements over circa 2.1 million Ordinary Shares to Bim Sandhu, Mark Kirkland and Alan Pereira. To date, these options have not been granted but it is intended that options over 810,811, 162,162 and 162,162 Ordinary Shares, respectively, be granted out of the reduced 10 million share option pool pursuant to the Share Option Scheme. In light of the fact that the three individuals are not employees of

the Group, the employment conditions in the Share Option Scheme shall not apply to those awards and the Board will consider which of the terms of the Share Option Scheme should be disapplied in the circumstances. This entitlement may be awarded in the form of a right to acquire Future Interests in Ordinary Shares.

6. DIRECTORS' SENIOR MANAGEMENT AND OTHER INTERESTS

6.1 As at the date of this document, the interests of the Directors and members of the Senior Management and their immediate families (all of which are beneficial) in the share capital of the Company and, so far as is known to the Directors and members of the Senior Management or could with reasonable diligence be ascertained by them, persons connected with them (within the meaning of sections 252 to 255 of the 2006 Act) which, if the connected person were a Director or a member of the Senior Management would otherwise be disclosed pursuant to this paragraph, are:

Director/Senior Management	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital (%)*	*Number of Preference Shares*	*Percentage of issued Preference Share capital (%)*	*Number of Warrants*
Richard Jewson	194,229	0.0379	10,000	0.0131	10,000
Christopher Sherwell	29,000	0.0057	-	-	-
Stephen Coe	63,000	0.0123	25,000	0.0328	25,000
David Moore	89,564	0.0175	-	-	-
Colin Smith[1,2]	11,569	0.0023	10,000	0.0131	10,000
Anton Bilton	14,746,546	2.8771	-	-	-
Glyn Hirsch	139,863	0.0273	-	-	-
Mark Sinclair[2]	16,797	0.0033	10,000	0.0131	10,000
Adrian Baker[2]	-	-	-	-	-
Igor Bogorodov[2]	-	-	-	-	-
The Organon SIPP re: Anton Bilton[3]	1,361,469	0.2657	-	-	-
Godfrey Bilton Life Interest Settlement Trust[4]	810,875	0.1582	-	-	-
Bilton Family Discretionary Settlement Trust[5]	1,454,570	0.2838	-	-	-
The Bilton Charitable Foundation[6]	335,670	0.0655	-	-	-
Tenon (IOM) Limited[7]	1,329,253	0.2593	-	-	-
Raven Mount Group plc[8]	29,163,447	5.7000	-	-	-

(1) These shares are held by The Lorier Retirement Annuity Trust Scheme, of which Colin Smith is a trustee and beneficiary.

(2) The Remuneration Committee has provisionally allocated interests in Ordinary Shares to certain named employees of the Group, pending the establishment of the New EBT, including certain Directors and Senior Management. Further details, including the number of interests in Ordinary Shares provisionally allocated to such Directors and Senior Management are set out in paragraph 5.1 above.

(3) The Organon SIPP re: Anton Bilton is a Self Invested Personal Pension of which Anton Bilton is a trustee and beneficiary.

(4) The Godfrey Bilton Life Interest Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 17 June 2002. Its trustees are Anton Bilton and Martin Davies and its beneficiaries are the Life Tenant (being Anton Bilton's children) and their children and remoter issue (grandchildren, great grandchildren and so on).

(5) The Bilton Family Discretionary Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY was formed on 17 October 2007. Its trustees are Anton Bilton and Martin Davies and its intended beneficiaries are Anton Bilton's children, remoter issue, father, siblings, charitable organisations and anyone who the trustees shall add to the beneficiary class. Anton Bilton and his wife are excluded from benefiting from the Trust.

(6) The Bilton Charitable Foundation, of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 26 March 2007. Its trustees are Anton Bilton, Martin Davies and Lisa Bilton and its beneficiaries are as nominated at the discretion of the trustees.

(7) Tenon (IOM) Limited is the trustee of the Raven Mount Employee Benefit Trust. Anton Bilton and Glyn Hirsch are interested in those shares in their capacity as potential beneficiaries under the trust.

(8) Anton Bilton and Glyn Hirsch are both directors and shareholders of Raven Mount Group plc. Anton Bilton has an interest in approximately 30.26 per cent. of the issued share capital of Raven Mount Group plc.

6.2 On completion of the Offer, the interests of the Directors and members of the Senior Management and their immediate families (all of which are beneficial) in the share capital of the Company and, so far as is known to the Directors and members of the Senior Management or could with reasonable diligence be ascertained by them, persons connected with them (within the meaning of sections 252 to 255 of the 2006 Act) which, if the connected person were a Director or a member of the Senior Management would otherwise be disclosed pursuant to this paragraph, are expected to be as follows:

Director/Senior Management	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital (%)*	*Number of Preference Shares*	*Percentage of issued Preference Share capital (%)*	*Number of Warrants*
Richard Jewson	194,229	0.0379	10,000	0.0074	10,000
Christopher Sherwell	29,000	0.0057	-	-	-
Stephen Coe	63,000	0.0123	25,000	0.0186	25,000
David Moore	89,564	0.0175	55,310	0.0411	55,310
Colin Smith[(1)(2)]	11,569	0.0023	10,443	0.0078	10,443
Anton Bilton	14,746,546	2.8771	13,838,478	10.2915	13,838,478
Glyn Hirsch	139,863	0.0273	131,250	0.0976	131,250
Mark Sinclair[(2)]	16,797	0.0033	10,000	0.0074	10,000
Adrian Baker[(2)]	-	-	-	-	-
Igor Bogorodov[(2)]	-	-	-	-	-
The Organon SIPP re: Anton Bilton[(3)]	1,361,469	0.2617	984,375	0.7321	984,375
Godfrey Bilton Life Interest Settlement Trust[(4)]	810,875	0.1582	760,942	0.5659	760,942
Bilton Family Discretionary Settlement Trust[(5)]	1,454,570	0.2838	1,365,000	1.0151	1,365,000
The Bilton Charitable Foundation[(6)]	335,670	0.0655	31,500	0.0234	31,500
Tenon (IOM) Limited[(7)]	1,329,253	0.2593	1,944,750	1.4464	1,944,750

(1) These shares are held by The Lorier Retirement Annuity Trust Scheme, of which Colin Smith is a trustee and beneficiary.

(2) The Remuneration Committee has provisionally allocated interests in Ordinary Shares to certain named employees of the Group, pending the establishment of the New EBT, including certain Directors and Senior Management. Further details, including the number of interests in Ordinary Shares provisionally allocated to such Directors and Senior Management are set out in paragraph 5.1 above.

(3) The Organon SIPP re Anton Bilton is a Self Invested Personal Pension of which Anton Bilton is a trustee and beneficiary.

(4) The Godfrey Bilton Life Interest Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 17 June 2002. Its trustees are Anton Bilton and Martin Davies and its beneficiaries are the Life Tenant (being Anton Bilton's children) and their children and remoter issue (grandchildren, great grandchildren and so on).

(5) The Bilton Family Discretionary Settlement Trust of 1st Floor, 21 Knightsbridge, London SW1X 7LY was formed on 17 October 2007. Its trustees are Anton Bilton and Martin Davies and its intended beneficiaries are Anton Bilton's children, remoter issue, father, siblings, charitable organisations and anyone who the trustees shall add to the beneficiary class. Anton Bilton and his wife are excluded from benefiting from the Trust.

(6) The Bilton Charitable Foundation, of 1st Floor, 21 Knightsbridge, London SW1X 7LY, was formed on 26 March 2007. Its trustees are Anton Bilton, Martin Davies and Lisa Bilton and its beneficiaries are as nominated at the discretion of the trustees.

(7) Tenon (IOM) Limited is the trustee of the Raven Mount Employee Benefit Trust. Anton Bilton and Glyn Hirsch are interested in those shares and warrants in their capacity as potential beneficiaries under the trust.

6.3 As at the date of this document, save for the interests of the Directors and the Senior Management disclosed in paragraph 6.1 above, the Company is aware of the following persons who hold, directly or indirectly, voting rights representing 3 per cent. or more of the issued share capital of the Company:

Name	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital (%)*	*Number of Preference Shares*	*Percentage of issued Preference Share capital (%)*	*Number of Warrants*
Invesco	99,330,832	19.38	75,000,000	98.48	75,000,000
Lansdowne Partners	36,745,161	7.17	-	-	-
F&C Asset Management Limited	33,671,700	6.57	-	-	-
Schroder Asset Management Limited	34,304,409	6.69	-	-	-
Laxey Partners Limited	31,043,025	6.06	-	-	-
Makenzie Financial Corp	29,600,000	5.78	-	-	-
Credit Suisse as principal	19,457,245	3.80	-	-	-
Deutsche Bank as principal	17,160,954	3.35	-	-	-
Aviva Investors Global Services Limited	15,993,440	3.12	-	-	-
Lazard Asset Management Limited	15,813,120	3.08	-	-	-

6.4 On completion of the Offer, save for the interests of the Directors and the Senior Management disclosed in paragraph 6.3 above, the Company is aware of the following persons who will hold, directly or indirectly, voting rights representing 3 per cent. or more of the issued share capital of the Company:

Name	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital (%)*	*Number of Preference Shares*	*Percentage of issued Preference Share capital (%)*	*Number of Warrants*
Invesco	99,330,832	19.38	75,000,000	55.78	75,000,000
Lansdowne Partners	36,745,161	7.17	-	-	-
F&C Asset Management Limited	33,671,700	6.57	-	-	-
Schroder Asset Management Limited	34,304,409	6.69	-	-	-
Laxey Partners Limited	31,043,025	6.06	6,352,090	4.73	6,352,090
Makenzie Financial Corp	29,600,000	5.78	-	-	-
Credit Suisse as principal	19,457,245	3.80	-	-	-
Deutsche Bank as principal	17,160,954	3.35	2,372,054	1.76	2,372,054
Aviva Investors Global Services Limited	15,993,440	3.12	-	-	-
Lazard Asset Management Limited	15,813,120	3.08	-	-	-

6.5 Save as disclosed in paragraphs 6.2 and 6.4 above, the Company is not aware of any person who will, immediately following completion of the Offer, hold directly or indirectly, voting rights representing 3 per cent. or more of the issued share capital of the Company to which voting rights are attached or could directly or indirectly, jointly or severally, exercise control over the Company.

6.6 The persons, including the Directors and members of Senior Management, referred to in paragraphs 6.1 and 6.2 above, do not have voting rights in respect of the share capital of the Company (issued or to be issued) which differ from any other shareholder of the Company.

6.7 The Company and the Directors are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

6.8 The Directors and members of Senior Management currently hold, and have during the five years preceding the date of this document held, the following directorships, partnerships or been a member of the senior management:

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
Richard Jewson	Archant Charitable Trustee Company Limited Archant Employee Benefit Trustee Company Limited Archant Limited Archant Profit Sharing Scheme Trustee Company Limited Jarold and Sons Limited Temple Bar Investment Trust PLC Grafton Group plc Clean Energy Brazil plc Nomina No. 195 LLP	Anglian Water Services Financing Limited Anglian Water Services Holdings Limited Anglian Water Services Limited East Port Great Yarmouth Limited Lexi Holdings plc Octagon Healthcare Funding plc Octagon Healthcare Group Limited Octagon Healthcare Holdings (Norwich) Limited Octagon Healthcare Limited PFI Infrastructure Finance Limited Savills plc Taverham Hall Educational Trust Limited Watts Blake Bearne And Company Limited Priory Investments Holdings Limited Top Developments plc PFI Infrastructure plc 111 Alderney Street, (1981) Limited Barlows Banbury LLP
Anton Bilton	Santon Close Nominees Limited The Guaranteed Investment Property Company plc (Company In Liquidation) Santon Management Limited Santon Capital plc Raven Tower Limited Raven Property Holdings plc Raven Mount Limited Raven Property Group plc Santon Developments plc Raven Russia Property Management Limited* Misereavere Limited Santon Putney Limited Raven Mount Group plc Eclipse Film Partners No. 16 LLP Tal Se Land Development Partnership LLP	Capital Reversions plc Avanti Capital plc ZTC Telecommunications plc Angela Flowers Gallery plc Santon UK Limited Swan Hill Staff Pension Trust Limited Bilton House Investments Limited Audley Court Limited A & A Interiors & Furnishings Limited Tal CPT Land Development Partnership LLP
Glyn Hirsch	Emisan Limited Liontrust Asset Management plc Raven Mount Limited Raven Property Group plc Swan Hill Staff Pension Trust Limited Medavinci plc Misereavere Limited Raven Mount Group plc	Glotel PLC Property Fund Management Limited The Io Group Limited International Brand Licensing plc Santon UK Limited Brook Street Consulting Limited Audley Court Limited Proventec plc

* Wholly owned subsidiary company of the Company.

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
Colin Smith	Tethys Petroleum Limited LLC Logopark Don* LLC Logopark Irtysh* LLC Logopark Oka* LLC Logopark Ufa* LLC Logopark Ob* LLC Logopark Amur* LLC Logopark Svisloch* LLC Noginsk-Vostok* Aimthorn Ltd* Addup Investments Ltd* Mensazo Trading Ltd* Damicon Holdings Ltd* Piney Ltd* Raven Russia Acquisition (Southern) Company (Cyprus) Ltd* Raven Russia Cyprus Acquisition (Baltia) Company Ltd* Deanspar Holdings Ltd* Nenning Ltd* Transboro Ltd* Leifer Investments Ltd* Aimtone Ltd* LC Kalyinovka Enterprises Ltd* Raven Russia Management Company (Cyprus) Ltd* Megalogix Management Company (Cyprus) Ltd* Megalogix Ltd* Bluebeen Ltd* Quelo Ltd* Carliga Holdings Ltd* Becolana Holdings Ltd* Roslogistics Holdings (Russia) Ltd* Armbridge Consultancy Ltd* Raven Russia (Service Company) Ltd* Gilmoreton Ltd* Giarza Ltd* Raven Russia Property Advisors Ltd* Raven Russia Property Management Ltd* Russian Property Management Ltd*	Cript Holdings Limited BDO Novus Limited BDO Novus (Audit) Limited Ibex Systems (CI) Limited Ibex Systems Guernsey Limited Da Vinci CIS Private Sector Growth Fund Ltd Kraken Commercial Property Fund plc KG Property Ltd K&M (IOM) Ltd Carander Ltd* Vindale Ltd* Spiralpont Ltd* Lafael Ltd* Serephina Ltd* Azuresky Ltd* Biznut Ltd* Cestream Ltd* Frontgate Ltd* Frontgoal Ltd* Frontdale Ltd* Storvo Holdings Ltd* Intorla Holdings Ltd* Defar Holdings Ltd* Ritarmo Holdings Ltd* Rubizo Holdings Ltd* Fronthill Ltd* Sommerton Ltd* Anfirimo Holdings Ltd* Raven Russia Finance Company (Cyprus) Ltd* Begur Holdings Ltd* Donadio Holdings Ltd* Padastro Holdings Ltd* Golea Holdings Ltd* Koro-Toro Ltd* Mensdorf Ltd* Gladbach Ltd* Webfog Ltd* Leonco Ltd* Ticcino Holdings Ltd* Estepona Properties Ltd* Barbate Ltd* Maniola Holdings Ltd* Vartor Holdings Ltd* Abequa Ltd*
Mark Sinclair	Heid Limited Capital City Developments Limited Raven Russia Property Management Limited* Raven Russia Property Advisors Limited* Raven Russia (Service Company) Limited* Russian Property Management Limited*	BDO Stoy Hayward LLP

* Wholly owned subsidiary companies or joint venture companies of the Company.

Name: Stephen Coe

Current directorships/partnerships

ACP Capital Limited
ACP Mezzanine Limited
ACP Mezzanine HOLDINGS UK Limited
Callidus Holdings LLc
Care Home Properties Limited
Data Debt PCC Limited
George Street Holdings Pty Limited
Greenfield Holdings Limited
Hamilton Corporate Finance (Guernsey) Limited
HCF Guernsey Limited
HCHP Limited
Healthcare Alpha Limited
Healthcare Beta Limited
Healthcare Delta Limited
Healthcare Finance Limited
Healthcare Holdings Limited
Healthcare Property Investments Limited
Healthcare Real Estate Investors Limited
Healthcare Real Estate Holdings Limited
HHL Properties Limited
HH Properties Limited
HHLC Limited
HIC Limited
HICS Limited
HIHP Limited
IHP Limited
LEASECOM SA
Matrix European Real Estate Investment Trust Limited
Mosaic Property CEE Limited
Mosaic Property GP Limited
Mosaic Property CEE LLP
Sidra Fund Limited
Specialised Care Properties Limited
St Andrews Healthcare PTY
Supported Living Limited
Totemic Insurance Limited
Victoria Capital PCC Limited

Previous directorships/partnerships

Petrushka Limited
Petrushka Management Limited
Glanmore Longus House 1 Limited
Glanmore Longus House 2 Limited
Dorchester Guernsey General Partner Limited
Highbury Hill Limited
Select Industries Management Co Limited
Fintique Three (BVI) Limited
Global Investment Basket Limited
Investec Recovery Partners I Limited
Enhanced Global Growth Basket Limited
Townhouse Limited
Globe Films Management (CI) Limited
York Limited
Maghull Limited
Maghull Management Limited
Northern Property Investment Company Limited
Congleton Management Limited
Arkle Limited
Victorian Mansions Limited
Alborg Plc
SMS Investors Inc.
Optimal Investment Growth Basket Limited
Heathrow Business Centre Limited
Senator House Holdings Limited
Heathrow Site No.9 (C.I.) Limited
Heathrow Site No.10 (C.I.) Limited
Pinnacle Holdings Limited
Rishon Properties Limited
Glanmore Property Dollar Fund Limited
British Real Estate Dollar Fund Limited
Chateau First Properties SARL (CFPS)
Timber Investments Inc.
Energy Investment Holdings Inc.
Matrix Property Fund Management (Guernsey) Limited
MP Trustees Limited
Spedition Center Kassel GmbH
Palm Developments Limited
FIX Protocol Holdings (Jersey) Limited
Accelerated Global Growth Basket Limited
Synergy Perth Trustee Limited
Virosa Limited
International Power (Sussex) Limited
Matrix European Real Estate Sterling Capital Growth Trust Limited
Aurora Russia Limited
PTH (Morgan) Limited
East Asian Growth Basket Limited

* Wholly owned subsidiary company of the Company.

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
Stephen Coe *(continued)*		Matrix Real Estate India Limited Matrix Juno (Guernsey) Limited Matrix Abaco Limited Finistere Directors Limited GFT Directors Limited Finistere (UK) Nominees Limited ITGL UK Nominees Limited Investec Administration Services Limited Finistere Secretaries Limited Finistere Limited Investec Trust (Guernsey) Limited Euro Asian Basket Limited Syndicate Asset Management (CI) Limited Syndicate Nominees (CI) Limited
David Moore	ACI Global Insurance Limited AQH Dundee GP Limited AQH Edward Street GP Limited AQH Edward Street Properties Limited Assay Insurance Services Limited Barbican Group Holdings Limited Barbican Reinsurance Company Limited Bracken Partners Investments Channel Islands Limited BSI Generali Bank (CI) Limited Central Capital Limited Clarke Wilmott Indemnity Limited Drummonds Insurance PCC Limited Financial Insurance Guernsey PCC Limited Generali International Limited Generali Worldwide Insurance Company Limited Generali Portfolio Management Limited GLASS CP Funding Limited Guernsey Loan Asset Securitisation Scheme Limited Hauteville Limited HRS Asset Management Limited HRS Diversified Fund PCC Limited HRS Holdings Limited Jupiter Insurance Limited Kraken Insurance Services (Guernsey) Land Securities Insurance Limited Lapco Limited Legis Group Limited Legis Corporate Services Limited Legis Fund Services (Isle of Man) Limited Lothbury Insurance Company Limited Morar ICC Limited Maturin UK 2008-01 (M/F 80-100) IC Limited Nest Egg Investments Limited NT General Partner Limited Orion Finance Corporation Limited	BSkyB (Guernsey) Limited BSkyB Malta 1 Limited BSkyB Malta 2 Limited BSkyB Malta 3 Limited BSkyB Investments (Guernsey) LLP BSI (Channel Islands) Limited Ciel Bleu Limited Ciel Gris Limited Ciel Clair Limited Ciel Orageux Limited Ciel Nuageux Limited Ciel Voilé Limited Central General Limited Central Life Limited Cheshire Guernsey Limited Fortune Dragon Limited FRM Investment Management (Americas) Limited Greenpark Capital Investment Management Limited Greenpark International General Partner I Limited Greenpark International General Partner II Limited Greenpark International General Partner III Limited Generali Portfolio Management Limited Sixt (Guernsey) Limited Sixt Insurance Services PCC Limited Schroder Executor & Trustee Company (CI) Limited Sovrisk Insurance Limited Starman Insurance Company Limited

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
David Moore *(continued)*	Ovaco Limited Mssrs Ozannes Advocates Royal Bank of Canada ARC Fund Limited Schroders CI Limited Standard Life Investments Property Holding Limited Standard Life Investments Property Income Trust Limited White Rock Insurance Company PCC Limited White Rock Insurance Company ICC Limited Windward Insurance PCC Limited	
Christopher Sherwell	Burnaby Insurance (Guernsey) Limited Schroder Oriental Income Fund Limited Consulta (Channel Islands) Limited Consulta Alternative Strategy PCC Limited Consulta Alternative Strategy Holdings Limited Consulta Capital Fund PCC Limited Consulta Capital Holdings Limited Consulta Collateral Fund PCC Limited Consulta Collateral Holdings Limited Consulta High Yield Fund Limited Consulta High Yield Holdings Limited Consulta Canadian Energy Fund Limited Alternative Asset Opportunities PCC Limited Dexion Equity Alternative Limited IRP Property Investments Limited IRP Property Investment Holdings Limited The Prospect Japan Fund Limited The Clifford Estate Company Limited The Clifford Estate (Chattels) Limited Hermes Absolute Return Fund (Guernsey) Limited Hermes Commodities Umbrella Fund Limited SIP (Holdings) Limited Strategic Investment Portfolio GP Limited FF&P Alternative Strategy Income PCC Limited Corazon Capital Group Limited Prodesse Investment Limited EMP Europe (CI) Limited Mid Europa III Management Limited Rutley European Property Limited Henderson Global Property Companies Limited Henderson Global Property Companies (Luxembourg) Sarl	Schroders (C.I.) Limited Fox Paine Guernsey GP Limited GAM Diversity III Inc GAM Composite Bond Inc GAM Composite Preservation Plus Inc GAM MP Liquidity Plus Inc GAM MP Relative Value Inc GAM AmalGAMs SPC Inc GAM MP Asia Pacific Equity Inc GAM MP European Equity Inc GAM MP US Equity Inc GAM Equity One Inc GAM European Focus Inc Diversified Alpha Select Z Inc GAM Institutional Alpha Strategies Inc GAM MP US Equity Relative Return Inc GAM Multi- Commodities Inc Alpha Spectrum Inc GAM Alpha Select Inc Select Alternative Investments Inc GAM MP Multi-Europe Inc GAM MP Multi-Japan Inc GAM MP Multi-Asia Pacific Inc GAM MP Multi-Emerging Markets Inc GAM Multi-Japan Inc GAM Multi-North America Inc GAM Trading (No.25) Inc MP Reserved Inc GAM Diversity II Investments Inc Ugbrooke Properties Limited Cervin Growth Fund Inc BAS Alternative Strategies SPC Inc GAM Apex Strategy SPC Inc GAM Composite Absolute Return Access IncGAM MP Access SPC Inc GAM Portable Diversity/S&P500 Inc GAM Portable Alpha Inc GAM Fermat Cat Bond Inc GAM Starboard Inc GAM EuroSystematic Value Hedge Inc

Name	*Current directorships/partnerships*	*Previous directorships/partnerships*
Christopher Sherwell *(continued)*	Goldman Sachs Dynamic Opportunities Limited Rufford & Ralston PCC Limited New Star RBC Hedge 250 Index Exchange Traded Securities PCC Limited JP Morgan Progressive Multi-Strategy Fund Limited Saltus European Debt Strategies Limited NB Private Equity Partners Limited NB PEP GP Limited	GAM Global Emerging Markets Hedge Inc GAM Greater China Equity Hedge Inc GAM Diversity III Investments Inc GSC Credit Limited Ciel Bleu Limited Ciel Clair Limited Ciel Gris Limited Ciel Nuageux Limited Ciel Orageux Limited Ciel Voilé Limited BSkyB Guernsey Limited BSkyB Malta 1 Limited BSkyB Malta 2 Limited BSkyB Malta 3 Limited BSkyB Investments (Guernsey) LLP Schroder Executor and Trustee Company (C.I) Limited Schroder Nominees (Guernsey) Limited Schroder Corporate Services Limited Schroders (Bermuda) Limited Braye Finance Limited Dawnay Day Milroy Limited
Adrian Baker	ACB Properties Ltd ZAO Resource Economia* Raven Russia Property Advisors Ltd* Raven Russia Property Management Ltd* LC Kalyinovka Enterprises Ltd* ZAO Kulon Development* ZAO Kulon Estate* ZAO Noginsk Vostok* OOO Petroestate*	CJSC Logistic Centre Kalyinivka*
Igor Bogorodov	ZAO Kulon Development* ZAO Kulon Estate* ZAO Noginsk Vostok* OOO Petroestate* ZAO Kulon Istra* OOO Fenix* LLC Logopark Ob* LLC Logopark Don* LLC Logopark Saratov* LLC Logopark Chelyabinsk* LLC Logopark Amur* LLC Logopark Oka* LLC Logopark Kuban* LLC Logopark Volga* LLC Logopark Irtysh* LLC Logopark Ensei* LLC Logopark Ufa* LLC Logopark Svisloch* LLC Omsk Development* LLC Logopark Ural* LLC Logopark Novosib*	ZAO Resource Economia CJSC Logistic Center Kalyinivka*

* Wholly owned subsidiary companies or joint venture companies of the Company.

6.9 None of the Directors or members of Senior Management has any unspent convictions in relation to indictable or fraudulent offences.

6.10 None of the Directors or members of Senior Management has been the subject of any public criticism by any statutory or regulatory authority (including a recognised professional body).

6.11 Save as provided below, none of the Directors or members of Senior Management has at any time in the previous five years been a member of any administrative, management or supervisory body of any company that has been subject to any receivership, liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors.

6.12 Anton Bilton was a director of Guaranteed Property 1 Limited, Guaranteed Property 2 Limited, Guaranteed Property 3 Limited, Guaranteed Property 4 Limited and The Guaranteed Investment Property Company plc. All of these companies were 'business expansion scheme' companies and were put into members' voluntary liquidation so as to return their funds to shareholders.

6.13 Glyn Hirsch was appointed as a non-executive director of Hay & Robertson PLC on 1 January 2002, a position from which he resigned on 21 July 2003. Hay & Robertson PLC was put into liquidation on 2 February 2004 and wound up on 17 February 2004.

6.14 Richard Jewson was appointed as a non-executive director of Lexi Holdings plc on 15 November 2004, a position from which he resigned on 27 April 2006. Lexi Holdings plc was put into administration on 5 October 2006.

6.15 Christopher Sherwell was a non-executive director of the following companies in the past five years: Ciel Clair, Ciel Gris, Ciel Nuageux, Ciel Orageux, Ciel Voilé and GAM Diversity III Investments Inc, each of which were put into solvent voluntary liquidation.

6.16 David Moore was a non-executive director of the following companies in the past five years: Ciel Clair, Ciel Gris, Ciel Nuageux, Ciel Orageux and Ciel Voile, each of which were put into solvent voluntary liquidation.

6.17 David Moore was appointed as a director of Orion Finance Corporation Limited on 23 May 2006, a position which he still holds. The interests of Orion Finance Corporation are now vested in the security trustee following enforcement action by creditors.

6.18 None of the Directors or members of Senior Management has been a partner of a partnership at the time of, or within 12 months preceding the date of, that partnership being placed into compulsory liquidation or administration or being entered into a partnership voluntary arrangement nor in that time have the assets of any such partnership been the subject of a receivership.

6.19 No asset of any Director or members of Senior Management has at any time been the subject of a receivership.

6.20 None of the Directors or members of Senior Management is or has been bankrupt nor been the subject of any form of individual voluntary arrangement.

6.21 None of the Directors or members of Senior Management is or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.22 Save as disclosed in this document, there are no outstanding loans or guarantees provided by any member of the Group for the benefit of any of the Directors nor are there any loans or any guarantees provided by any of the Directors for any member of the Group.

6.23 As explained above in Part 1, Anton Bilton and Glyn Hirsch have not taken part in the Board's deliberation in respect of the Offer, in light of their position as directors of Raven Mount. Save in respect of the interests of the Directors and members of the Senior Management and their immediate families (all of which is beneficial) in the share capital of Raven Mount and, so far is known to the Directors and members of the Senior Management or could with reasonable diligence be ascertained by them, persons connected with them (within the meaning of sections 252-255 of the 2006 Act), no Director or member of Senior Management has any actual or potential conflicts of interest between their duties to the Company and their private interests or their duty to third parties, either in respect of the Offer or otherwise. Save as set out above, there are no interests, including conflicting ones, that are material to the Offer.

7. DIRECTORS' AND SENIOR MANAGEMENT'S SERVICE AGREEMENTS

7.1 Executive Directors

The following agreements have been entered into between each of the Directors and the Company:

7.1.1 a service agreement dated 9 July 2008 between (1) the Company and (2) Anton Bilton pursuant to which Mr Bilton commenced his employment with the Company on 26 November 2008 and devotes up to three days a week to the Group. The service agreement includes a notice period of 12 months and contains restrictive covenants. The annual salary under Mr Bilton's service agreement is £300,000 and Mr Bilton will be entitled to a discretionary bonus which is to be determined by the remuneration committee;

7.1.2 a service agreement dated 9 July 2008 between (1) the Company and (2) Glyn Hirsch pursuant to which Mr Hirsch is employed as the Chief Executive Officer of the Group since 26 November 2008. The annual salary under Mr Hirsch's service agreement is £450,000 and Mr Hirsch is entitled to a discretionary bonus which is to be determined by the remuneration committee. The service agreement includes a notice period of 12 months and contains restrictive covenants;

7.1.3 a service agreement dated 29 July 2008 between (1) the Company and (2) Colin Smith, as amended by a supplemental agreement dated 14 November 2008, pursuant to which Mr Smith is employed as Chief Operating Officer of the Group on a full time basis since 14 November 2008. Mr Smith's service agreement includes a notice period of 12 months and also contains restrictive covenants. His annual salary is £225,000 and he is entitled to a discretionary bonus which will be determined by the remuneration committee; and

7.1.4 a service agreement dated 9 July 2008 between (1) Raven Russia (Service Company) Limited and (2) Mark Sinclair, pursuant to which Mr Sinclair is employed as Finance Director of the Group on a full time basis since 26 November 2008. The annual salary under Mr Sinclair's service agreement is £300,000 and Mr Sinclair is entitled to a discretionary bonus which is to be determined by the remuneration committee. The service agreement includes a notice period of 12 months and contains restrictive covenants.

Following completion of the Offer, and to reflect the nature of Anton Bilton and Glyn Hirsch's increased roles with the enlarged Raven Russia business going forward, it is proposed that their respective service agreements with both Raven Russia and Raven Mount be amended. Whilst no material changes are to be made to the terms of Glyn Hirsch's contract of employment with Raven Russia and Raven Mount, it is proposed that, conditional upon the Offer becoming unconditional in all respects, Anton Bilton's annual salary with Raven Russia be increased from £300,000 per annum to £450,000 per annum and his annual

salary with Raven Mount be reduced from £121,800 to £30,000 per annum. Mr Bilton will also no longer receive any benefits in kind pursuant to his contract of employment with Raven Mount. Certain changes are proposed to be made to the service agreements of Anton Bilton. Full details of the proposed changes are set out in the Offer Document.

7.2 **Non executive Directors**

Each Non-executive Director has entered into a letter of appointment with the Company. Such letters of appointment are terminable by the Company or the relevant director by giving notice in writing not less than 90 days in advance.

Details of the remuneration for the Company's Non-executive Directors as at the date of this document is as follows:

Director	*Annual Fee*
Richard Wilson Jewson	£80,000
Christopher Wade Sherwell	£40,000
Stephen Charles Coe	£40,000
David Christopher Moore	£40,000

7.3 **Senior Management**

The following agreements have been entered into between each member of the Senior Management and Raven Russia (Service Company) Limited:

7.3.1 a service agreement dated 9 July 2008 between (1) Raven Russia (Service Company) Limited and (2) Adrian Baker, pursuant to which Mr Baker is employed as Group Managing Director on a full time basis since 1 September 2005. The annual salary under Mr Baker's service agreement is £325,000 and Mr Baker is entitled to a discretionary bonus which is to be determined by the remuneration committee. The service agreement includes a notice period of 12 months and contains restrictive covenants; and

7.3.2 an employment agreement dated 10 January 2006 between (1) Raven Russia Property Advisors Limited and (2) Igor Bogorodov pursuant to which Mr Bogorodov is employed as Head of the Branch on a full time basis. The annual salary under Mr Bogorodov's employment agreement is $440,000 and Mr Bogorodov is entitled to a discretionary bonus. The employment agreement contains includes a notice period of three months and contains restrictive covenants.

7.4 The aggregate remuneration paid (including pension fund contributions and benefits in kind) to the Directors and Senior Management by members of the Group in respect of the year ended 31 December 2008 was approximately £397,000. Taking into account completion of the Internalisation, it is estimated that the aggregate remuneration (including pension fund contributions and benefits in kind but excluding bonuses) payable to the Directors and Senior Management by members of the Group in respect of the current financial year (under the arrangements in force at the date of this document) is expected to be £2,262,000.

8. THE COMPANY AND ITS SUBSIDIARIES

The Company is the holding company of the Group and has the following principal (direct or indirect) subsidiaries:

Name	*Country of registration or incorporation*	*Registered Office*	*Principal activity*	*Percentage of issued share capital held by the Company and (if different) proportion of voting power held*
Petroestate LLC	Russian Federation	153, letter "Ñ", Leninsky avenue, 196247, Saint-Petersburg, Russian Federation	Property Holding	100
CJSC Kulon Development	Russian Federation	Dorozhnaya str. 3, building 6, 117535, Moscow, Russian Federation	Property Holding	100
CJSC Kulon Estate	Russian Federation	6, Volokolamskoe Shosse, Krasnogorsk, Krasnogorskii district,143400 Moscow region, Russian Federation	Property Holding	100
EG Logistics LLC	Russian Federation	Russia, 127550, Moscow, Pryanishnikova Str. 19A, bld.4	Property Holding	50
CJSC Kulon-Istra	Russian Federation	Section 4, 4, Gl. Konstruktora V.I. Adasko Street, Istra town, Moscow Oblast 143500	Property Holding	100
Soyuz - Invest LLC	Russian Federation	4, Fabrichnyi proezd, Klimovsk town, 142180 Moscow region, Russian Federation	Property Holding	50
Reserv - Invest LLC	Russian Federation	4, Fabrichnyi proezd, Klimovsk town, 142180 Moscow region, Russian Federation	Property Holding	50
Real - Invest LLC	Russian Federation	4, Fabrichnyi proezd, Klimovsk town, 142180 Moscow region, Russian Federation	Property Holding	50
Logopark Don LLC	Russian Federation	3, Sholohova str., Aksai town, 346720 Rostovskyi region, Russian Federation	Property Holding	50
Logopark Ob LLC	Russian Federation	26, Krylova str., 630091 Novosibirsk city, Novosibirskyi region, Russian Federation	Property Holding	50
Fenix LLC	Russian Federation	1, Tupikovyi proezd, Krekshino village, Marushkinski rural district, Naro-Fominskii district, 143391 Moscow Region, Russian Federation	Property Holding	100
CJSC Noginsk Vostok	Russian Federation	ZAO "Noginskaya Ptitsefabrika", Oktyabrskaya Street, Noginsk 142401, Moscow Region, Russian Federation	Property Holding	50
Resource Economia LLC	Russian Federation	apt. 21H, building 3A, letter "A", Detskoselsky blvd, Pushkin town, 196600, Saint-Petersburg, Russian Federation	Property Holding	100
Kulon Spb LLC	Russian Federation	24, Liteiniy proezd, Saint-Petersburg, 191028, Russian Federation	Property Holding	50
AKM Logisitics LLC	Russian Federation	49, ul Bol'shaya Morskaya, St. Petersburg, 190000 Russian Federation	Property Holding	50
Raven Russia Property Management Limited	England and Wales	Swan Court, Watermans Business Park, Kingsbury Crescent, Staines, TW18 3BA	Property Advisory	100
Raven Russia Property Advisors Limited	England and Wales	Swan Court, Watermans Business Park, Kingsbury Crescent, Staines, TW18 3BA	Property Management	100

Name	*Country of registration or incorporation*	*Registered Office*	*Principal activity*	*Percentage of issued share capital held by the Company and (if different) proportion of voting power held*
Avalon Logistics LLC	Russian Federation	Russian Federation, 141400 Moscow region, Khimki town, Rabochaya street 2a, building 18	3rd Party Logistics	50
Raven Russia (Service Company) Limited	Guernsey	Regency Court, Glategny Esplanade, St Peter Port, Guernsey	Group employment company	100

9. TAXATION

The following information, which relates only to UK and Guernsey, is applicable to the Company and to persons who are resident or ordinarily resident in the UK or resident in Guernsey and who hold Ordinary Shares and/or Preference Shares and/or Warrants as investments. It is based on the law and practice currently in force in the UK and Guernsey.

The information is not exhaustive and, if any potential investors is in any doubt as to his taxation position, he should consult his professional adviser without delay. Investors should note that tax law and its interpretation can change and that, in particular, the levels and bases of, and reliefs from, taxation may change and such changes may alter the benefits of investment in the Company. These comments do not apply to certain classes of shareholders, such as dealers in securities, insurance companies, collective investment schemes and shareholders who have, or are deemed to have, acquired their shares by reason of, or in connection with, an office or employment.

9.1 Guernsey taxation

9.1.1 *The Company*

In response to the review carried out by the European Code of Conduct Group, the States of Guernsey has, with effect from 1 January 2008, abolished exempt status for tax purposes for a majority of companies in Guernsey and introduced a zero rate of tax for companies carrying on all but a few specified types of regulated business (including banking business) or where income is derived from the ownership of land and buildings situated in Guernsey.

The Company is therefore resident for tax purposes in Guernsey and is only subject to the company standard rate of income tax of zero per cent.

A further consequence of the changes to the tax law is that there is now an obligation on the Company, when it makes distributions, and in the case of certain deemed distribution events, to report those events to the Administrator of Income Tax on a six monthly basis and to withhold and account for tax where those distributions are being made to Guernsey tax resident "beneficial members". The deemed distribution withholding only applies to resident individuals with an interest greater than 1 per cent. Subject to the comments in paragraph 9.1.2 below, provided the beneficial member is not resident in Guernsey then the Company's distributions can be paid without further deduction of withholding tax except as indicated above. There is no requirement for the Company to withhold Guernsey tax on any interest payment made.

The States of Guernsey has stated that it will consider further revenue raising measures including the introduction of a goods and services tax, depending on the state of Guernsey's public finances at that time.

No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities.

No stamp duty is chargeable in Guernsey on the issue, transfer, switching or redemption of Ordinary Shares or Preference Shares.

9.1.2 ***EU Savings Tax Directive***

Although not a Member State of the European Union, Guernsey in common with certain other jurisdictions has agreed to apply equivalent measures to those contained in the EU Savings Tax Directive (2003/48/EC), with the exception that the EU resident individual to whom interest is paid will suffer a retention tax on such payment (currently set at a rate of 20 per cent.) where they have not agreed to exchange certain information about their identity, residence and savings income with the tax authorities in their Member State of residence.

However, no retentions or exchanges of information under the EU Savings Tax Directive as implemented in Guernsey are expected to apply to holdings of Ordinary Shares or Preference Shares where payment in respect of such holdings are made by a Guernsey paying agent.

9.1.3 ***Shareholders***

Shareholders resident outside Guernsey will not be subject to any tax in Guernsey in respect of or in connection with the acquisition, holding or disposal of any Ordinary Shares or Preference Shares owned by them.

Non-resident shareholders will receive dividends without deduction of Guernsey Income Tax.

As already noted above, shareholders who are resident in Guernsey will incur Guernsey income tax on any dividends paid on Ordinary Shares or Preference Shares owned by them.

Guernsey does not levy taxes upon capital inheritances, capital gains (with the exception of a dwellings profit tax, which is proposed for suspension anyway), gifts, sales or turnover, nor are there any estate duties, save for a small *ad valorem* fee for the grant of probate or letters of administration.

9.2 **UK taxation**

9.2.1 ***The Company***

It is the intention of the Directors to conduct the affairs of the Company so that the central management and control of the Company is not exercised in the United Kingdom and so that the Company does not carry out any trade in the United Kingdom (whether or not through a permanent establishment situated there). On this basis, the Company should not be liable for United Kingdom taxation on its profits and gains other than certain profits or gains deriving from a United Kingdom source.

9.2.2 ***UK Shareholders***

Taxation of dividends

Shareholders who are resident in the United Kingdom for tax purposes may, depending on their circumstances, be liable to UK income tax or corporation tax in

respect of dividends paid by the Company (including dividends paid in relation to Preference Shares) whether directly or by way of reinvestment of income.

For shareholders who are individuals and who are not taxable on the remittance basis, income tax will generally be charged at the rate of 10 per cent. or 32.5 per cent. (if the individual is a higher rate tax payer). Any dividend (including on Preference Shares) will carry a tax credit equal to one ninth of the dividend, provided that the individual's interest in the Company is less than 10 per cent.

For corporate shareholders, dividends paid by the Company (including in respect of Preference Shares) will generally be subject to UK corporation tax at a rate of 28 per cent. A tax credit is generally given for any tax withheld at source. In addition, a tax credit should also be given for any underlying tax (that is, tax paid on the profits out of which the dividend was paid), provided the relevant corporate shareholder controls at least 10 per cent. of the voting rights in the Company and certain detailed conditions are satisfied.

It should be noted that the UK Government has recently announced that it intends to alter the rules under which foreign dividends are taxed in the United Kingdom in the near future. Shareholders should seek their own specific advice on how these changes may impact upon them.

Individuals who are taxable on the remittance basis should seek their own advice in relation to the tax treatment of dividends paid by the Company.

Scrip dividends

Generally, a scrip dividend payable by a non-UK resident company is not taxable as income for UK income tax purposes.

Taxation of chargeable gains

In the case of those shareholders who are individuals or otherwise not within the charge to corporation tax, capital gains tax may be payable on any chargeable gain arising upon a disposal of Ordinary Shares, Preference Shares or Warrants. Any such gain may be subject to tax at a rate of 18 per cent. subject to the availability of relevant reliefs and exemptions. Individual shareholders are not subject to tax on chargeable gains up to the annual exempt amount. For the 2008/2009 tax year this is £9,600.

Shareholders within the charge to UK corporation tax may be subject to corporation tax on chargeable gains in respect of any gain arising on a disposal of Ordinary Shares, Preference Shares or Warrants. Indexation allowance may apply to reduce any chargeable gain arising on a disposal of the Ordinary Shares, Preference Shares or Warrants but will not create or increase an allowable loss.

Close company

Shareholders who are resident or ordinarily resident for tax purposes in the United Kingdom who hold more than 10 per cent. of the Company (either alone or taking into account the interests of persons connected with them), should seek their own separate advice on the basis that in certain circumstances (ie if the Company is or becomes a close company for UK tax purposes) a proportion of gains made by the Company could be attributable to them under section 13 of the Taxation of the Chargeable Gains Act 1992.

Collective investment scheme

The Company should not be regarded as a collective investment scheme for the purposes of section 235 Financial Services and Markets Act 2000. On this basis a

shareholding in the Company should not be regarded as a material interest in an offshore fund for the purposes of Sections 756A to 764 (as amended by the Finance Act 2005) of the Income and Corporation Taxes Act 1988 (the "Taxes Act").

It should be noted that the UK Government has recently announced that it intends to alter the rules under which offshore funds are taxed in the United Kingdom. Shareholders should seek their own specific advice on how these changes may impact upon them.

Controlled foreign company

A UK resident corporate shareholder who, together with connected or associated persons, holds at least a 25 per cent. interest in the Company should note the provisions of the controlled foreign companies legislation contained in Sections 747 to 756 of the Taxes Act. It should be noted that it is envisaged that the UK Government will announce that it intends to alter the rules relating to controlled foreign companies in the near future. Shareholders should seek their own specific advice on how these changes may impact upon them.

Transfer of assets abroad

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of section 714 to 751 of the Income Taxes Act 2007 which may render such individuals liable to tax on the income of the Company (taken before any deduction for interest) in certain circumstances.

Transactions in securities

The attention of investors is drawn to Section 684 of the Income Tax Act 2007 under which HM Revenue & Customs may seek to cancel tax advantages from certain transactions in securities.

9.2.3 ***Non-UK Shareholders***

Shareholders who are not resident or ordinarily resident (or temporarily non resident) in the United Kingdom and do not carry on a trade, profession or vocation through a branch, agency or other form of permanent establishment in the United Kingdom with which Ordinary Shares, Preference Shares or Warrants are connected will not normally be liable to United Kingdom taxation on capital gains arising on the sale or other disposal of Ordinary Shares, Preference Shares or Warrants. However, non-UK Shareholders will need to take specific professional advice about their individual tax position.

9.2.4 ***Individual Savings Accounts ("ISA") and Personal Equity Plans ("PEP")***

Ordinary Shares, Preference Shares and Warrants in the Company will not be eligible to be held in the stocks and shares component of an ISA or an existing PEP.

9.2.5 ***Self-invested Personal Pension Schemes ("SIPPs")***

HM Revenue & Customs automatically treats SIPPs existing at 6 April 2006 or set up after that date as registered pension schemes. In accordance with HM Revenue & Customs guidance note RPSM07105010 registered pension schemes may invest in equities regardless of whether or not they are quoted on a recognised stock exchange, and therefore Ordinary Shares, Preference Shares and Warrants should be eligible.

9.2.6 ***Stamp Duty and Stamp Duty Reserve Tax***

The following comments are intended as a guide to the general UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT") position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with

depository arrangements or clearance services to whom special rules apply. No UK Stamp Duty or SDRT will be payable on the issue of Preference Shares or Warrants. UK Stamp Duty (at the rate of 0.5 per cent., rounded up where necessary to the next £5, of the amount of the value of the consideration for the transfer) is payable on any instrument of transfer of Preference Shares or Warrants executed within, or in certain cases brought into, the United Kingdom. Provided that Ordinary Shares, Preference Shares or Warrants are not registered in any register kept in the United Kingdom by or on behalf of the Company any agreement to transfer Ordinary Shares, Preference Shares or Warrants should not be subject to SDRT.

An exemption from stamp duty is available where the amount or value of the consideration is £1,000 or less, provided that it is certified on the instrument of transfer that the transaction does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.

Any person who is in any doubt as to his/her tax position or requires more detailed information than the general outline above should consult his/her professional advisers.

10. MATERIAL CONTRACTS

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Group in the two years immediately preceding the date of this document and which are, or may be, material or which have been entered into at any time by any member of the Group and which contain any provision under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group as at the date of this document:

10.1 The Placing Agreement

The Company entered into the Placing Agreement dated 17 February 2009 pursuant to which Numis, as financial adviser, book runner and joint broker and Singer, as joint broker, agreed to use their respective reasonable endeavours to place up to 50,000,000 Units with institutional and other investors, including certain existing Ordinary Shareholders, in addition to 75,000,000 Units for which Invesco agreed to subscribe pursuant to the Placing.

The Placing Agreement contains customary warranties given by the Company to Numis and Singer as to matters relating to the Group and its business and a customary indemnity given by the Company to Numis and Singer in respect of liabilities arising out of or in connection with the Placing.

Under the Placing Agreement, Numis received a commission on 1 per cent. of the aggregate value of Units placed by it with certain existing Ordinary Shareholders and Numis and Singer each received a commission of 3 per cent. of the aggregate value of Units placed by them (respectively) with placees who are not such existing Ordinary Shareholders. In addition, the Company agreed to pay Numis a corporate finance fee of £200,000.

10.2 The Warrant Instrument, details of which are set out in Section B of Part 11 of this document.

10.3 The Company entered into an agreement dated 16 February 2009 with Numis pursuant to which Numis agreed to act as financial adviser, nominated adviser and broker to the Company in relation to the Offer. The agreement contains customary warranties given by the Company to Numis and a customary indemnity given by the Company to Numis in respect of liabilities arising out of or in connection with the Offer. The Company agreed to pay Numis a corporate finance fee of £650,000.

10.4 Armbridge Share Purchase Agreement: a share purchase agreement dated 30 July 2008 between the Company and Raven Mount pursuant to which the Company purchased a

50 per cent. interest in Armbridge Consultancy Limited for a consideration of £1. In addition, Raven Mount assigned loans made to Armbridge Consultancy Limited, which were for the purposes of funding set up costs and working capital, to the Company in consideration of the payment to Raven Mount in cash of the outstanding principal and interest payable under the loans totalling approximately US$3.1 million. This was deemed a related party transaction for the Company for the purposes of the AIM Rules for Companies.

10.5 **The Framework Agreement**

Raven Mount Holdings plc (now in members' voluntary liquidation), Russian Property Management Limited, Shieldwave Limited (now Raven Mount), the Company and Raven Mount plc (now Raven Mount Limited) entered into the Framework Agreement on 9 July 2008, which governed the mechanism by which the Company acquired RRPM and RRPA.

The aggregate consideration paid by the Company for RRPM and RRPA was satisfied by the payment of £18.5 million in cash and the issue of 80 million Ordinary Shares in the Company allocated as to 64 million Ordinary Shares in the Company to the shareholders of Raven Mount plc on the register of members of Raven Mount plc on 10 October 2008 and 16 million Ordinary Shares in the Company to Raven Mount.

Under the terms of the Framework Agreement, Raven Mount plc gave certain warranties and indemnities to the Company in respect of the business of RRPM and RRPA (with a liability cap of £35 million). The Framework Agreement also includes post-completion restrictive covenants on Raven Mount plc, such as non-complete and non-solicitation of employees.

Owing to the Property Advisory Agreement and Raven Mount's position as owner of RRPM prior to completion of the agreement, the property manager of the Company, Raven Mount was a related party of the Company for the purposes of the AIM Rules for Companies. Therefore, the acquisition of RRPM and RRPA by the Company constituted related party transactions for the purposes of the AIM Rules for Companies.

10.6 **AKM**

10.6.1 A share purchase agreement dated 9 July 2008 between Credence Trading Inc. and Detroit Holdings Limited (a holding company indirectly wholly owned by the Company) pursuant to which the Group purchased 50 per cent. of the issued share capital of the holding company of AKM Logistics. The other 50 per cent. remained with Credence Trading Inc. The consideration for the shares was 50 per cent. of the deemed land value (as defined in the agreement) of the site owned by AKM Logistics. The parties to the share purchase agreement also entered into a joint venture agreement on 9 July 2008 to regulate the development of the site owned by AKM Logistics and the management of the joint venture company.

10.6.2 A credit line agreement dated 21 November 2007 between Nomos Bank and AKM Logistics pursuant to which Nomos Bank has made available to AKM Logistics a credit facility for up to $48 million from 21 November 2007 to 21 November 2013 for the purpose of financing the construction of a trade-storage complex on the site owned by AKM Logistics. The amount drawn as at December 2008 is $44 million. The interest payable on the facility was 13 per cent. per annum until 15 February 2008 and 12 per cent. per annum thereafter. The obligations of the borrower are secured by various mortgages, charges, pledges and other customary security interests for the benefit of Nomos Bank.

10.7 **Klimovsk**

A share purchase agreement dated 29 June 2007 between Deanspar Holdings Limited (a holding company indirectly wholly owned by the Company) and Berlanti Trading Limited

pursuant to which the Group purchased 50 per cent. of the issued share capital of Arvet Trading Limited. The other 50 per cent. remained with Berlanti Trading Limited. Arvet Trading Limited is the holding company of a number of special purpose entities incorporated in the Russian Federation (including Soyuz - Invest LLC, Reserv - Invest LLC and Real - Invest LLC) which own 49-year renewable lease rights to a site located in the municipality of Klimovsk, Moscow. The parties to the share purchase agreement also entered into a joint venture agreement dated 29 June 2007 (as amended on 28 April 2008) to regulate the development on the site of a logistics and development complex.

10.8 **Krekshino**

10.8.1 A share purchase agreement dated 27 June 2007 (as amended by a deed of amendment dated 20 September 2007) between Piney Limited (a holding company indirectly wholly owned by the Company) and RED Industrial Limited pursuant to which the Group acquired the entire issued share capital of the holding company of Fenix LLC, the owner of the site located near the village of Krekshino, Moscow Oblast.

10.8.2 A facility agreement dated 6 July 2007 between Raven Russia Holdings 10 Limited (a holding company wholly owned by the Company) and Hypo Real Estate Bank International AG ("Hypo Real Estate") pursuant to which Hypo Real Estate made available to the Group a term loan facility for up to $89,775,000 for the purpose of on-lending the amounts drawn to Fenix LLC. The amount drawn as at December 2008 was $88.1 million. The main terms of this facility are as follows:

(a) The facility is a five year term loan expiring in January 2013.

(b) The interest rate payable is LIBOR plus a margin of 2.85 per cent., plus mandatory costs (if any). The Group has entered into separate interest rate agreements to fix the LIBOR element at 3.51 per cent. over the course of the loan.

(c) The Group may prepay the whole or any part of the loan (minimum $1 million) in addition to any break costs, hedging agreement unwind costs and potential fees in order to avoid a breach of any of its covenants.

The obligations of the borrower under this facility are secured by various mortgages, charges, pledges and other customary security interests entered into by various members of the Group for the benefit of Hypo Real Estate. In addition, the Company has given a guarantee and indemnities to Hypo Real Estate in relation to, *inter alia*, losses and damages arising following an event of default (as defined in the facility agreement) from a failure by Fenix LLC to obtain the rezoning of an access road to the site from agricultural land to industrial land. The Company's aggregate liability under this guarantee is limited to $30 million. The Company has made the application for rezoning and is expecting to receive the relevant approval in the next 6 months without any material financial cost to the Group.

10.9 **Istra**

10.9.1 A share purchase agreement dated 24 May 2007 between Aldama (Overseas) Limited, Aton Real Estate Holding Limited and Nenning Limited (a holding company indirectly wholly owned by the Company) whereby the Group acquired the entire issued share capital of ZAO Kulon-Istra, a company which is developing office and warehouse buildings at a site located in the Istra Region, Moscow Oblast.

10.9.2 A loan agreement dated 3 September 2008 and made between Intorla Holdings Limited as lender and ZAO Kulon-Istra as borrower (the "Istra Loan Agreement").

The main terms of the Istra Loan Agreement are as follows:

(a) Intorla Holdings Limited made available to ZAO "Kulon-Istra" a facility of up to $89 million which shall be repayable in full on 8 August 2013 or such other date as agreed between the parties.

(b) Interest is payable on the amount of the facility outstanding from time to time at the rate of 13 per cent. per annum.

Intorla Holdings Limited is a subsidiary of a company, external to the Group, that entered into a bank facility agreement with Aareal Bank AG for the purpose of financing the Istra Loan Agreement. Various companies of the Group have provided mortgages, charges, pledges and other customary security interests to Aareal Bank AG in relation to the bank facility agreement.

10.10 **EG Logistics**

A share sale and purchase agreement dated 12 March 2007 between Raven Russia Holdings 4 Limited (a holding company wholly owned by the Company) and EGL Holdings B.V., whereby Raven Russia Holdings 4 Limited purchased 50 per cent. of the issued share capital of EG Russia B.V. On 18 April 2007, the parties entered into a joint venture agreement for the development of a logistics and distribution complex at a site to the north of Moscow close to Sheremetevo Airport.

10.11 **Konstanta**

10.11.1 A share purchase agreement dated 7 February 2007 between Mensazo Trading Limited (a holding company indirectly wholly owned by the Company), National Ventures Enterprises Limited and Real Capital Overseas Limited pursuant to which the Group acquired the entire issued share capital of the holding company of Petroestate LLC, the owner of the property known as Konstanta and located in St. Petersburg, Russia.

10.11.2 A loan agreement dated 20 April 2007 between Spiralpont Limited as lender and Petroestate LLC as borrower, as novated, amended and restated pursuant to a loan transfer agreement dated 20 September 2007 between Spiralpont Limited, Petroestate LLC and HSH Nordbank AG. Pursuant to the loan transfer agreement, HSH Nordbank made available to Petroestate LLC a facility in an amount equal to $23 million (the "Amended Konstanta Loan") under terms substantially similar to the terms of the term facility agreement dated 14 August 2007 and described in paragraph 10.10.3 below.

10.11.3 A term facility agreement dated 14 August 2007 between HSH Nordbank AG and a wholly owned subsidiary of the Company. The outstanding balance borrowed by the Group under this facility as at December 2008 (including the outstanding balance borrowed under the Amended Konstanta Loan) was $52 million. The main terms of this facility are as follows:

(a) The facility is a five year term loan expiring in November 2012.

(b) The interest rate payable on the aggregate amount of this loan and the Amended Konstanta Loan is LIBOR plus a margin at 5.50 per cent. The Group has entered into an interest rate agreement to cap the LIBOR element of $30.3 million of the total balance at 5.50 per cent. over the course of the loan.

(c) The Group may prepay the whole or any part of the loan (minimum $0.5 million) in addition to any break costs and potential fees in order to avoid a breach of any of its covenants.

The obligations of the borrower under this facility are secured by various mortgages, charges, pledges and other customary security interests entered into by various members of the Group for the benefit of HSH Nordbank AG.

10.12 **Pulkovo I**

A joint venture agreement dated 17 November 2006 as amended and restated on 24 November 2006 between Aldama (Overseas) Limited and Raven Russia Holdings Limited (a holding company wholly owned by the Company) setting out the terms of operation and management of a joint venture company which acquired Kulon Spb LLC pursuant to a sale and purchase agreement dated 24 November 2006. A purpose of the joint venture is to develop a construct 32,500 sq.m. of warehouse and office space at a site located at Shushari village, St. Petersburg.

10.13 **Shushari**

A joint venture agreement dated 21 March 2006 between Raven Russia Holdings Limited and KL Holding Aktiengesellschaft in connection with the development, managing and owning of a warehouse and logistics park development on a site located in St. Petersburg and owned by Resource Economia LLC. On 12 April 2006, Raven Russia Holdings Limited acquired 50 per cent. of the issued share capital of the holding company of Resource Economia LLC and on 25 October 2007, it completed the acquisition of the remaining 50 per cent. from its joint venture partner. Following such acquisition, Raven Russia Holdings Limited now indirectly owns the entire issued share capital of Resource Economia LLC.

10.14 Rostov on Don and Novosibirsk

10.14.1 A framework agreement dated 14 July 2006 between Raven Russia Holdings 2 Limited (a holding company wholly owned by the Company) and Addington Management Limited pursuant to which the parties have agreed to co-operate and invest in the development of 14 sites identified by Addington Management Limited across the Russian Federation and Belarus. The sites located at Rostov on Don and Novosibirsk, amongst others, are being developed by the parties in accordance with this agreement. The companies developing these sites are Logopark Don LLC for the site located at Rostov on Don and Logopark Ob LLC for the site located at Novosibirsk.

10.14.2 A loan agreement dated 20 June 2008 as amended and restated pursuant to an amendment agreement dated 22 September 2008 between Webfog Limited as lender and Logopark Don LLC as borrower (the "Logopark Don Loan Agreement").

The main terms of the Logopark Don Loan Agreement are as follows:

(a) Webfog Limited made available to Logopark Don LLC a facility of up to $370 million divided into four different tranches, which shall be repayable in full by no later than 26 March 2015.

(b) Interest is payable on the amount of the facility outstanding from time to time at the rate of 13 per cent. per annum.

Webfog Limited is a subsidiary of a company, external to the Group, that entered into a bank facility agreement with VTB Bank Europe Plc for the purpose of financing the Logopark Don Loan Agreement. Various companies of the Group have provided mortgages, charges, pledges and other customary security interests to VTB Bank Europe Plc in relation to the bank facility agreement.

In addition, under a cost overrun guarantee dated 22 September 2008 and entered into between, *inter alia*, the Company and VTB Bank Europe Plc, the Company has

agreed to fund any cost overrun to allow completion of the Rostov on Don development. The Company's aggregate liability under this cost overrun guarantee is limited to $13 million with respect to the phase 1 development of the project and $9 million with respect to the phase 2 development of the project. The phase 1 development of the project is almost complete and has been state commissioned in March 2009. Construction under Phase 2 of the project has not yet commenced and is subject to tenant demand. There is no agreement or commitment from VTB Bank Europe to finance phase 2 in any event. The Directors therefore believe the likelihood of a claim pursuant to this guarantee to be remote.

10.14.3 A loan agreement dated 26 August 2008 between Logopark Ob LLC and International Finance Corporation ("IFC") pursuant to which IFC agreed to make available to Logopark Ob LLC three loans as follows: (i) the A Loan being $35 million; (ii) the B Loan being $55 million and (iii) the C Loan being $5 million. The B Loan is an uncommitted facility. The balance drawn and outstanding under these loans as at December 2008 was $40 million. The interest rates payable on these loans are (i) A Loan: LIBOR plus a margin of 4.75 per cent. until project completion, LIBOR plus a margin of 3.75 per cent. thereafter; and (ii) C Loan: LIBOR plus a margin of 16 percent. until 15 August 2011, and thereafter LIBOR plus the margin incurred on the A Loan. The obligations of Logopark Ob LLC under this facility are secured by various mortgages, charges, pledges and other customary security interests entered into by various members of the Group for the benefit of IFC. In addition, the Company has given a guarantee to IFC for all the debts and monetary liabilities of Logopark Ob LLC to IFC in respect of the IFC facility (up to an aggregate amount of $95 million, of which only $40 million has been drawn at the date of this document). This guarantee will only come into force if one of the following events occurs by the date indicated: (i) a first ranking security interest in all assets and rights subject to the customary security interests described above (included, but not limited to, the land) is not created and registered in favour of IFC by 31 December 2009; or (ii) Logopark Ob LLC has failed to enter into sufficient lease contracts (at rates acceptable to IFC) that guarantee a capacity utilisation of the Novosibirsk project of not less than 70 per cent. by 31 December 2009; or (iii) the B Loan is not fully syndicated by 1 April 2009. In circumstances where one of the events set out above takes place and the guarantee comes into force, then this of itself will not result in a cash outflow for the Group. Furthermore, on 20 March 2009, IFC waived the requirement to syndicate the B Loan referred to above so that the guarantee did not come into force on 1 April 2009. This waiver will automatically expire if (i) the parties fail to amend the agreements between IFC and Logopark Ob LLC to ensure that the terms of the loans granted by IFC are no less favourable than the terms of the loan granted by the European Bank for Reconstruction and Development ("EBRD") as further described in paragraph 10.14.4 below prior to the first disbursement of the loan granted by EBRD or (ii) the loan granted by EBRD has not been disbursed in an amount sufficient to cover any shortfalls in the costs of the project by 30 June 2009. The Group has already invested funds in the project sufficient to cover all the costs of the project. The Directors therefore believe that this waiver will remain valid.

10.14.4 A loan agreement dated 27 March 2009 between Logopark Ob LLC and EBRD pursuant to which EBRD agreed to make available to Logopark Ob LLC a loan in an amount of up to $40 million. The interest rate payable on the principal amount of $35 million is LIBOR plus a margin of 10.25 per cent. per annum which will decrease upon completion of certain leasing milestones and will finally be reduced to 6.25 per cent. per annum following the Project Completion Date (as defined in

the agreement). The interest rate payable on the principal amount of $5 million is LIBOR plus a margin of 16 per cent. per annum. The obligations of the borrower will be secured by various mortgages, charges, pledges and other customary security interests for the benefit of EBRD. In addition, the Company intends to enter into a deed of guarantee and indemnity with EBRD pursuant to which the Company will guarantee the payment of all the debts and liabilities of Logopark Ob LLC to EBRD under or in relation to the loan agreement up to $40 million plus any interest, fees and expenses due to EBRD (the "Guaranteed Obligations") and will undertake to indemnify EBRD against any cost, loss or liability incurred by EBRD as a result of the Guaranteed Obligations being or becoming void, unenforceable or invalid. This guarantee and indemnity will terminate on the earlier of:

(a) EBRD confirming that all the Guaranteed Obligations have been repaid in full and no amounts remain available for disbursement under the loan agreement; and

(b) EBRD confirming that (i) all the liens, charges and other security interests granted to EBRD in relation to the loan are validly created and registered (ii) all such security interests are subordinated only to the security interests granted to IFC in connection with the loan agreement described in paragraph 10.14.3 above (iii) it has received from Logopark Ob LLC evidence that Logopark Ob LLC has entered into lease contracts for a weighted average term of at least six years that utilise capacity of the project in an amount sufficient to generate a Projected DSRC of not less than 1.0:1.0 for the period of 12 months starting on 15 August 2010 (iv) no event of default under the loan agreement has occurred and (v) if the guarantee given by the Company to IFC and further described in paragraph 10.14.3 above has come into force, all the debts and liabilities of Logopark Ob LLC to IFC have been discharged in full or the Company has been released from its obligations under such guarantee.

10.15 Noginsk

10.15.1 A joint venture agreement dated 5 June 2006 between Aldama (Overseas) Limited and Raven Russia Holdings Limited setting out the terms of operation and management of a joint venture company which acquired ZAO "Noginsk-Vostok" pursuant to a sale and purchase agreement also dated 5 June 2006. Noginsk-Vostok owns the freehold rights to the land situated in the Noginsk District of the Moscow Region where the warehouse known as the Noginsk property is currently under construction.

10.15.2 A loan agreement dated 21 December 2007 and made between Anfirimo Holdings Limited ("Anfirimo") as lender and Noginsk-Vostok as borrower, as amended by an amendment agreement dated 29 February 2008, an amendment agreement dated 12 March 2008 and as amended and restated pursuant to an amendment and restatement agreement dated 8 September 2008 (the "Noginsk Loan Agreement").

The main terms of the Noginsk Loan Agreement are as follows:

(a) Anfirimo Holdings Limited made three facilities available to Noginsk-Vostok: Facility A up to €49.1 million which shall be repayable on 21 April 2010, Facility B up to €45 million which shall be repayable on 31 December 2010 and Facility C up to €33 million which shall be repayable on 31 December 2010.

(b) Interest is payable on the amount of the facility outstanding from time to time at the rate of 13 per cent. per annum.

Anfirimo is the subsidiary of a company (external to the Group) that entered into a bank facility agreement with HSH Nordbank AG for the purpose of financing the Noginsk Loan Agreement. The loan to Anfirimo under the bank facility agreement falls due for repayment in October 2009. The Company is assisting Anfirimo with the re-negotiation of this facility, as further described in paragraph 8 of Part 2 of this document. Various companies of the Group have provided mortgages, charges, pledges and other customary security interests to HSH Nordbank AG in relation to the bank facility agreement. However, HSH Nordbank AG does not have any legal recourse against the Company save under a completion guarantee and a cost overrun undertaking both dated 15 July 2008 pursuant to which the Company has given certain guarantees and undertakings to HSH Nordbank AG in relation to the completion of the Noginsk development. The Company's aggregate liability under the completion guarantee is limited to €23,080,000 and, under the cost overrun undertaking, to 10 per cent. of the development costs as set out in the initial budget. Construction is due to complete shortly and the Directors believe that the likelihood of a claim pursuant to either the completion guarantee or cost overrun undertaking to be remote.

10.16 **Southern**

10.16.1 A loan agreement dated 22 December 2006 (as amended by an amendment agreement dated 10 April 2007) between Storvo Holdings Limited and Closed Joint Stock Company Kulon Development ("Kulon Development"), an indirect wholly owned subsidiary of the Company and the owner of the property known as Kulon-Southern in Moscow. This loan was novated, amended and restated pursuant to a loan transfer agreement dated 14 June 2007 between Storvo Holdings Limited, Kulon Development and HSH Nordbank AG as supplemented by a supplemental agreement dated 12 October 2007. Under the terms of the loan transfer agreement, HSH Nordbank AG made available to Kulon Development a facility in an amount equal to $8.5 million (the "Amended Southern Loan") under terms substantially similar to the terms of the term facility agreement dated 11 May 2007 and described in paragraph 10.15.2 below.

10.16.2 A term facility agreement dated 11 May 2007 between Raven Russia Holdings 3 Limited and HSH Nordbank AG as supplemented by a supplemental agreement dated 10 December 2007. The outstanding balance borrowed by the Group under this facility as at December 2008 (including the outstanding balance borrowed under the Amended Southern Loan) was $13.1 million. The main terms of this facility are as follows:

(a) The facility is a five year term loan expiring in December 2012.

(b) The interest rate payable on this facility is LIBOR plus a margin of 2.99 per cent. The Group has entered into an interest rate agreement to cap the LIBOR element of $4.8 million of the total balance at 5.50 per cent. over the course of the loan.

(c) The Group may prepay whole or any part of the loan (minimum $0.5 million) in addition to any break costs and potential fees in order to avoid a breach of any of its covenants.

The obligations of the borrower under this facility are secured by various mortgages, charges, pledges and other customary security interests entered into by various members of the Group for the benefit of HSH Nordbank AG.

10.17 **Baltia**

10.17.1 A loan agreement dated 22 December 2006 (as amended by an amendment agreement dated 12 April 2007) between Storvo Holdings Limited and Closed Joint Stock Company Kulon Estate ("Kulon Estate"), an indirect wholly owned subsidiary of the Company and the owner of the property known as Kulon-Baltia in Moscow. This loan was novated, amended and restated pursuant to a loan transfer agreement dated 6 July 2007 between Storvo Holdings Limited, Kulon Estate and HSH Nordbank AG as supplemented by a supplemental agreement dated 12 October 2007. Under the terms of the loan transfer agreement, HSH Nordbank AG made available to Kulon Estate a facility in an amount equal to $16.5 million (the "Amended Kulon Loan") under terms substantially similar to the terms of the term facility agreement dated 11 May 2007 and described in paragraph 10.17.2 below.

10.17.2 A term facility agreement dated 11 May 2007 between Raven Russia Holdings 3 Limited and HSH Nordbank AG as supplemented by a supplemental agreement dated 10 December 2007. The outstanding balance borrowed by the Group under this facility as at December 2008 (including the outstanding balance borrowed under the Amended Kulon Loan) as $22 million. The main terms of this facility are as follows:

(a) The facility is a five year term loan expiring in December 2012.

(b) The interest rate payable on this facility is LIBOR plus a margin of 2.99 per cent. The Group has entered into an interest rate agreement to cap the LIBOR element of $5.9 million of the total balance at 5.50 per cent. over the course of the loan.

(c) The Group may prepay the whole or any part of the loan (minimum $0.5 million) in addition to any break costs and potential fees in order to avoid a breach of any of its covenants.

The obligations of the borrower under this facility are secured by various mortgages, charges, pledges and other customary security interests entered into by various members of the Group for the benefit of HSH Nordbank AG.

10.18 An option agreement dated 25 July 2005, pursuant to which the Company has granted Cenkos Securities Limited the right to subscribe for 1,530,000 Ordinary Shares at 100p per Ordinary Share. Such option is exercisable at any time during the period of five years starting on 29 July 2005. Cenkos Securities Limited also has the right to transfer all or part of its rights to subscribe for Ordinary Shares.

10.19 An option agreement dated 25 July 2005, pursuant to which the Company has granted Kinmont Limited the right to subscribe for 382,500 Ordinary Shares at 100p per Ordinary Share. Such option is exercisable at any time during the period of five years starting on 29 July 2005. Kinmont Limited also has the right to transfer all or part of its rights to subscribe for Ordinary Shares.

10.20 An option agreement dated 25 July 2005, pursuant to which the Company has granted to Adrian Collins the right to subscribe for 100,000 Ordinary Shares exercisable in three tranches, further details of which is set out in paragraph 3.28 of this Part 12.

10.21 A warrant instrument dated 25 July 2005, pursuant to which the Company granted RRPM the right to subscribe for 7,650,000 Ordinary Shares at 100p per Ordinary Share, such warrant to be exercisable at any time during the period of five years starting on 29 July 2005. RRPM transferred all such warrants to Raven Mount Limited on 31 October 2008.

11. MANDATORY TAKEOVER BIDS AND SQUEEZE-OUT/SELLOUT PROVISIONS

11.1 Mandatory takeover bids

The City Code applies to all takeover and merger transactions in relation to the Company.

The Panel on Takeovers and Mergers is an independent body, whose main functions are to issue and administer the City Code and to supervise and regulate takeovers and other matters to which the City Code applies in accordance with the rules set out in the City Code. The City Code is designed principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

Under Rule 9 of the City Code, any person who acquires an interest (as defined in the City Code) in shares which, taken together with shares in which he is already interested and in which persons acting in concert with him are interested, carry 30 per cent. or more of the voting right of a company which is subject to the City Code, is normally required to make a general offer to all the remaining shareholders to acquire their shares.

Similarly, when any person, together with persons acting in concert with him, is interested in shares which in aggregate carry not less than 30 per cent. of the voting rights of such a company but does not hold shares carrying more than 50 per cent. of such voting rights, a general offer will normally be required if any further interests in shares are acquired by any such person.

An offer under Rule 9 must be made in cash and at the highest price paid by the person required to make the offer, or any person acting in concert with him, for any interests in shares of the company during the 12 months prior to the announcement of the offer.

In the event that the place of central management and control of the Company were to be determined by the Panel on Takeovers and Mergers to no longer be within the Channel Islands, and the central management and control of the Company were determined not to be in the UK or in the Isle of Man, the City Code would cease to apply to the Company and Shareholders would cease to be protected by the City Code.

There are not in existence any current mandatory takeover bids in relation to the Company.

11.2 Squeeze-out

Part XVIII of the Law provides that if an offer is made for the shares or any class of shares in the capital of the Company and if, within certain time limits, the offer is approved by shareholders comprising 90 per cent. in value of the shares affected then the offeror may again within certain time limits acquire any remaining shares to which the offer relates. The offeror would effect the compulsory acquisition by sending a notice to outstanding shareholders informing them that it wishes to acquire their shares (an "**Acquisition Notice**"). Where an Acquisition Notice is served, the offeror is then entitled and bound to acquire those shares on the terms on which the original offer, approved by the shareholders comprising 90 per cent. in value of the shares affected, was made.

12. RELATED PARTY TRANSACTIONS

Other than (i) those matters referred to in Note 8 to the Financial Statements of the Group for the year ended 31 December 2008, set out in Section A of Part 5 of this document, (ii) those matters referred to in Note 29 to the Audited Financial Statements of the Group for the year ended 31 December 2007, set out in Section B of Part 5 of this document, (iii) those matters referred to in Note 31 to the Audited Financial Statements of the Group for the year ended 31 December 2006, set out in Section C of Part 5 of this document and (iv) those material contracts detailed in

paragraph 10 above, during the period commencing on 1 January 2006 and terminating on the date of this document, the Company has entered into the following related party transactions.

12.1 Invesco's participation in the Placing comprised a related party transaction for the purposes of the AIM Rules for Companies due to it being a substantial Ordinary Shareholder in the Company. The Directors considered, having consulted with Numis, the Company's nominated adviser for the purposes of the AIM Rules for Companies, that Invesco's participation in the Placing was fair and reasonable insofar as the Ordinary Shareholders were concerned.

12.2 The Offer comprises a related party transaction under the AIM Rules for Companies as a consequence of Anton Bilton also being a substantial shareholder in Raven Mount. With exception of Anton Bilton and Glyn Hirsch (for the reasons set out below), the Directors consider, having consulted with Numis, its nominated adviser, that the terms of the Offer are fair and reasonable insofar as the Ordinary Shareholders are concerned. Neither Anton Bilton nor Glyn Hirsch have taken part in the Board's deliberations in respect of the Offer in light of their position as directors of Raven Mount and Anton Bilton's position as a substantial shareholder in Raven Mount.

13. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the financing facilities available, the Group has sufficient working capital for its present requirements, that is, for at least the period of 12 months from the date of this document.

14. LITIGATION

14.1 No member of the Group is or has been involved in any governmental, legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position or profitability and, so far as the Directors are aware, there are no such proceedings pending or threatened against any member of the Group.

14.2 No member of the Raven Mount Group is or has been involved in any governmental, legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Raven Mount Group's financial position or profitability and, so far as the Directors are aware, there are no such proceedings pending or threatened against any member of the Raven Mount Group.

15. GENERAL

15.1 Save in respect of the Placing, which raised £76.2 million (gross) for the Company (and is referred to in Note 31 to the Financial Statements for the year ended 31 December 2008, set out in Section A of Part 5 of this document), there has been no significant change in the financial or trading position of the Group since 31 December 2008, the date to which the last audited financial statements of the Group were prepared.

15.2 Save in respect of the repayment of the £15 million loan facility and the full and final settlement of the £4.6 million pension liability disclosed in note 18 and note 4 to the Raven Mount financial statements for the year ended 31 December 2008, set out in Part 6 of this document, there has been no significant change in the financial or trading position of the Raven Mount Group since 31 December 2008, the date to which the last audited financial statements of the Raven Mount Group were prepared.

15.3 There has been no material change to the freehold and long leasehold properties of the Group set out in the Property Valuation Report on the Group in Part 9 of this document since 31 December 2008, the date to which such report was prepared.

15.4 The estimated costs and expenses relating to the Offer (including the fees of the FSA, professional fees and expenses and the costs of printing and distribution of documents) are expected to amount to approximately £1,290,000, excluding VAT.

15.5 Numis Securities Limited is registered in England and Wales under number 02285918 and its registered office is at 10 Paternoster Square, London EC4M 7LT. Numis Securities Limited is regulated by the Financial Services Authority and is acting in its capacity as financial adviser to the Company.

15.6 Numis Securities Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

15.7 Ernst & Young LLP has given and not withdrawn its written consent to the inclusion in this document of its name and its report set out in Part 7 of this document and references thereto in the forms and contexts in which they appear and has authorised the contents of such report for the purposes of Prospectus Rule 5.5.3R(2)(f).

15.8 Jones Lang LaSalle has given and has not withdrawn its written consent to the inclusion in this document of its name and its report set out in Part 9 of this document and references thereto in the forms and contexts in which they appear and has authorised the contents of such report for the purposes of Prospectus Rule 5.5.3R(2)(f).

15.9 DTZ has given and not withdrawn its written consent to the inclusion in this document of its name and its report set out in Part 10 of this document and references thereto in the forms and contexts in which they appear and has authorised the contents of such report for the purposes of Prospectus Rule 5.5.3R(2)(f).

15.10 BDO Novus Limited of Elizabeth House, St. Peter Port, Guernsey GY1 3LL and BDO Stoy Hayward LLP of Emerald House, East Street, Epsom, Surrey KT17 1HS were the auditors of the Company for the financial period ended 31 December 2005 and the financial years ended 31 December 2006 and 31 December 2007, between them, and produced the audit reports set out in Sections B and C of Part 5 of this document. BDO Novus Limited and BDO Stoy Hayward LLP both resigned as auditors on 2 December 2008.

15.11 Ernst & Young LLP of 1 More London Place, London SE1 2AF, United Kingdom is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales and were the auditors of the Company for the financial year ended 31 December 2008 and produced the audit report set out in Section A of Part 5 of this document.

15.12 Save as otherwise disclosed in this document there are no patents or other intellectual property rights, licences, industrial, commercial or financial contracts or new manufacturing processes which are material to the Group's business or profitability.

16. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for physical inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and at the offices of Berwin Leighton Paisner LLP, Adelaide House, London Bridge, London EC4R 9HA:

16.1 the memorandum of association of the Company and the Articles.

16.2 the reports and letters prepared by Ernst & Young LLP, Jones Lang LaSalle and DTZ set out in Parts 7, 9 and 10 of this document and referred to in paragraphs 15.7, 15.8 and 15.9 above;

16.3 the letter referred to in paragraph 15.6 above; and

16.4 the historical financial information referred to in Parts 5 and 6 of this document.

A copy of this document will also be available, during the course of the Offer, from the Company's website, *www.ravenrussia.com*.

Dated 17 April 2009

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"2.4 Announcement"	the announcement issued by the Company and Raven Mount on 17 February 2009 in relation to a possible offer made by Raven Russia at acquire the entire issued and to be issued share capital of Raven Mount
"2.5 Announcement"	the announcement issued by Raven Russia and Raven Mount on 31 March 2009 in relation to the Offer
"2006 Act"	the Companies Act 2006 (as amended)
"Act"	the Companies Act 1985 (as amended)
"Acquisition"	the acquisition of all or part of the issued or to be issued share capital of Raven Mount by means of the Offer
"AIM"	AIM, a market operated by the London Stock Exchange
"AIM Rules for Companies"	the AIM Rules for Companies published by the London Stock Exchange from time to time
"Articles"	means the Company's articles of association as at the date of this document
"certificated" or **"in certificated form"**	in certificated form (that is, not in CREST)
"CIS"	Commonwealth of Independent States
"City Code"	the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers in the United Kingdom and, from time to time, any successor or replacement body thereof
"Combined Code"	the revised code on the principles of good corporate governance and best practice published in June 2006 by the Financial Reporting Council
"Company" or **"Raven Russia"**	Raven Russia Limited
"Companies Acts"	the company law provisions of the 2006 Act, the Act, Part 2 of the Companies (Audit, Investigations and Community Enterprise) Act 2004, the Companies Consolidation (Consequential Provisions) Act 1985 and the Companies Act 1989 that remain in place
"Conditions"	the conditions to the Offer which are set out in summary in Part 1 of this document and in full in the Offer Document
"CREST"	the computerised settlement system operated by Euroclear which facilitates the transfer of title to shares in uncertificated form
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended

"**Directors**" or "**Board**"	the directors of the Company as at the date of this document, whose names are set out on page 25 of this document
"**EGM**" or "**Extraordinary General Meeting**"	the extraordinary general meeting of the Company held at the Company's registered office on 24 March 2009
"**Enlarged Group**"	the Raven Russia Group as enlarged following completion of the Offer
"**Equivalent Information Document**"	this document
"**Euroclear**"	Euroclear UK & Ireland Limited, a company incorporated under the laws of England and Wales and the operator of CREST
"**Fixed Amount**"	£1.00
"**Framework Agreement**"	the agreement dated 9 July 2008 (as amended on 4 September 2008) between the Company, Raven Mount, Raven Mount Holdings plc (now in members' voluntary liquidation), Russian Property Management Limited and Raven Mount Admission Limited (now Raven Mount Group plc) for the sale and purchase of the entire issued share capital of RRPA and the disposal of RRPM to the Company
"**FSA**" or "**Financial Services Authority**"	Financial Services Authority of the United Kingdom in its capacity as the competent authority for the purposes of FSMA
"**FSMA**"	Financial Services and Markets Act 2000, as amended
"**Group**"	the Company and its subsidiaries (which, following completion of the Offer, shall include Raven Mount and its subsidiaries) and "member of the Group" shall be construed accordingly
"**IFRS**"	International Financial Reporting Standards (including International Accounting Standards)
"**Independent Raven Mount Board Committee**"	the directors of Raven Mount with the exception of Anton Bilton and Glyn Hirsch (both of whom are also directors of the Company)
"**Independent Raven Russia Board Committee**"	the directors of Raven Russia with the exception of Anton Bilton and Glyn Hirsch (both of whom are also directors of Raven Mount)
"**Internalisation**"	the acquisition by the Company of the entire issued share capital of RRPM and RRPA pursuant to the Framework Agreement which completed on 26 November 2008
"**Invesco**"	Invesco Asset Management Limited
"**IPO**"	the admission of the Company's Ordinary Shares to trading on AIM which became effective on 29 July 2005
"**Law**"	the Companies (Guernsey) Law, 2008 as amended
"**London Stock Exchange**"	London Stock Exchange plc
"**New Preference Shares**"	the new Preference Shares to be allotted and issued to Raven Mount Shareholders pursuant to the Offer

"New Warrants"	the new Warrants to be allotted and issued to Raven Mount Shareholders pursuant to the Offer
"Numis"	Numis Securities Limited
"Official List"	the official list of the UKLA
"Offer"	the recommended offer by the Company to acquire the entire issued and to be issued share capital of Raven Mount on the terms and subject to the conditions set out in the Offer Document and, where the context so requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	the document sent to Raven Mount Shareholders today which contains the Offer
"Ordinary Shareholder"	means a holder of Ordinary Shares
"Ordinary Shares"	ordinary shares of £0.01 each in the capital of the Company
"Oriel Securities"	Oriel Securities Limited
"Placing"	the placing by Numis and Singer, on behalf of the Company, of 76,155,000 Units at the Placing Price pursuant to the terms and conditions of the Placing Agreement which was completed on 25 March 2009
"Placing Agreement"	the agreement dated 17 February 2009 between the Company, Numis and Singer relating to the Placing, details of which are set out in paragraph 10.1 of Part 12 of this document
"Placing Price"	£1.00 per Unit
"Preference Dividend"	the cumulative preferential dividend accruing on each Preference Share as set out in more detail in Section A of Part 11 of this document
"Preference Shares"	the cumulative redeemable preference shares of £0.01 each in the capital of the Company
"Prohibited Territories"	Australia, Japan, the Republic of Ireland, the Republic of South Africa and their respective territories and possessions and any other jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for the Company or Raven Mount if information or documents concerning the Offer were to be sent or made available to Raven Mount Shareholders in that jurisdiction
"Property Advisory Agreement"	a property advisory agreement between (1) the Company and (2) RRPM dated 25 July 2005, as varied by the variation agreement between (1) the Company (2) Raven Mount and (3) RRPM dated 6 April 2006
"Prospectus Directive"	the Prospectus Directive of the European Parliament and Council (2003/71/EC)
"Prospectus Rules"	the rules made for the purposes of Part VI of FSMA in relation to offers of securities to the public and admission of securities to trading in a regulated market

"Raven Mount"	Raven Mount Group plc
"Raven Mount Admission"	means the admission of the Raven Mount Shares to trading on AIM which became effective on 4 November 2008
"Raven Mount EBT"	means the Employee Benefit Trust of Raven Mount Limited, a discretionary trust established for the benefit of employees and former employees of Raven Mount Limited and their spouses, widows, widowers and dependents
"Raven Mount Group"	means Raven Mount and its subsidiaries
"Raven Mount Limited"	Raven Mount Limited (formerly Raven Mount plc)
"Raven Mount Shareholders"	holders of Raven Mount Shares
"Raven Mount Shares"	means the ordinary shares of £0.001 each in the capital of Raven Mount
"Rouble"	the lawful currency of the Russian Federation
"RRPA"	Raven Russia Property Advisors Limited
"RRPM"	Raven Russia Property Management Limited
"Share Option Scheme"	the Raven Russia Limited 2008 Unapproved Employee Share Option Scheme
"Singer"	Singer Capital Markets Limited
"Statutes"	the Law and every other statute, statutory instrument, regulation or order for the time being in force concerning companies whether registered under the Law or not
"Sterling"	the lawful currency of the United Kingdom
"subsidiary"	as defined in section 1159 of the 2006 Act
"UK" or **"United Kingdom"**	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority" or **"UKLA"**	the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"uncertificated" or **"in uncertificated form"**	recorded in the register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Units"	the units, each consisting of one Preference Share and one Warrant
"US", **"USA"** or **"United States"**	the United States of America, its territories and possessions, any state of the US and the District of Columbia and all other areas subject to its jurisdiction
"US dollar" or **"$"**	US dollars, the lawful currency of the United States
"VAT"	value added tax

"Warehouse(s)"	the entire spectrum of both newly-built and existing warehouse buildings, including, but not limited to, high bay logistics buildings, cold storage, industrial and manufacturing factories, light assembly, storage depots, retail warehouses, leisure boxes, multiplexes, supermarkets, exhibition centres, refineries and multi-storey warehouse buildings, any of which may have an office content
"Warrant"	a warrant to subscribe for 1 Ordinary Share at 25 pence per Ordinary Share
"Warrantholder"	a holder of a Warrant
"Warrant Instrument"	the warrant instrument adopted by the Company constituting the Warrants
"**£**" and "**p**"	respectively pounds and pence sterling, the lawful currency of the United Kingdom